As filed with the Securities and Exchange Commission on August 16, 2024

Registration Statement No. 333-280416

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HOPE BANCORP, INC.

(Exact name of Registrant as specified in its charter)

Delaware	6021	95-4849715
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3200 Wilshire Boulevard, Suite 1400

Los Angeles, California 90010

(213) 639-1700

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Angelee J. Harris

General Counsel and Secretary

Hope Bancorp, Inc.

3200 Wilshire Boulevard, Suite 1400

Los Angeles, California 90010

(213) 639-1700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark Kelson Brian H. Blaney Marilyn Kim Greenberg Traurig, LLP 1840 Century Park East, Suite 1900 Los Angeles, California 90067 (310) 586-3856	Lawrence Spaccasi Ned Quint Luse Gorman, PC 5335 Wisconsin Ave., N.W., Suite 780 Washington, D.C. 20015 (202) 274-2000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and on completion of the merger described in the enclosed proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. The securities described herein may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is declared effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED AUGUST 16, 2024

MERGER PROPOSED - YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Territorial Bancorp Inc.:

On April 26, 2024, Territorial Bancorp Inc. (which we refer to as “Territorial”) and Hope Bancorp, Inc. (which we refer to as “Hope”) entered into an Agreement and Plan of Merger (which we refer to as the “Merger Agreement”) pursuant to which Territorial will merge with and into Hope (which we refer to as the “Merger”), with Hope as the surviving corporation in the Merger. Following the completion of the Merger, or such later time as Hope may determine, Territorial Savings Bank, a wholly owned subsidiary of Territorial, will merge with and into Bank of Hope, a wholly owned subsidiary of Hope (which we refer to as the “Bank Merger”), with Bank of Hope as the surviving bank in the Bank Merger. If the Merger is completed, Territorial’s stockholders as of the completion of the Merger will be entitled to receive, for each share of Territorial common stock owned, 0.8048 shares of Hope common stock (which we refer to as the “Exchange Ratio”). Based on the Exchange Ratio, and on the closing stock price of Hope common stock of $[●] as of [●], 2024, on the Nasdaq Global Select Market, as reported by the Wall Street Journal, the latest practicable trading day before the date of this proxy statement/prospectus, the value of the per share merger consideration payable to holders of Territorial common stock was approximately $[●] as of such date.

Based on the number of shares of Hope common stock and Territorial common stock outstanding as of April 26, 2024, the date of the Merger Agreement, it is expected that Hope stockholders will hold approximately 94.4%, and Territorial stockholders will hold approximately 5.6%, of the shares of the combined company outstanding immediately after the effective time of the Merger (which we refer to as the “Effective Time”).

The market prices of both Hope common stock and Territorial common stock will fluctuate before the completion of the Merger. You should obtain current stock price quotations for Hope common stock and Territorial common stock before you vote. Hope common stock is listed for trading on the Nasdaq Global Select Market under the symbol “HOPE”, and Territorial common stock is listed for trading on the Nasdaq Global Select Market under the symbol “TBNK”.

The Merger cannot be completed unless the Merger Agreement is adopted and approved by the affirmative vote of a majority of all issued and outstanding shares of Territorial entitled to vote thereon. The closing of the Merger is also subject to the receipt of required regulatory approvals and the satisfaction of the other conditions specified in the Merger Agreement.

The Merger Agreement will be voted on at a special meeting of Territorial stockholders, which will be held in a virtual-only format on Thursday, October 10, 2024 at 8:30 a.m., Hawaii Time, at www.virtualshareholdermeeting.com/TBNK2024SM. At the special meeting, holders of Territorial common stock as of the close of business on August 14, 2024, the record date for the meeting, are entitled to notice of, and to vote at, the meeting to adopt and approve the Merger Agreement as described in this proxy statement/prospectus. Territorial stockholders as of the record date will also be asked to approve a compensation proposal on a non-binding, advisory basis and a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to adopt and approve the Merger Agreement, as described in this proxy statement/prospectus. Certain executive officers and each of the directors of Territorial, who are also Territorial stockholders, have entered into a voting and support agreement with Hope pursuant to which they have agreed to vote “FOR” the adoption and approval of the Merger Agreement, subject to the terms of the voting and support agreement. Additional information regarding the voting process for the Territorial special meeting is included in this proxy statement/prospectus.

Your vote is very important, regardless of the number of shares of Territorial common stock you own. To ensure your representation at the Territorial special meeting, please take time to vote by following the instructions contained in this proxy statement/prospectus and on your proxy card. Please vote promptly whether or not you expect to attend the Territorial special meeting virtually. Submitting a proxy now will not prevent you from being able to vote at the Territorial special meeting. We cannot complete the transactions contemplated by the Merger Agreement unless Territorial stockholders approve the Merger Agreement and the Merger. The affirmative vote of a majority of the outstanding shares of Territorial common stock is required to approve the Merger Agreement and the Merger.

The board of directors of Territorial (which we refer to as the “Territorial Board of Directors”) unanimously recommends that Territorial stockholders vote “FOR” the proposal to approve the Merger Agreement and “FOR” the other matters to be considered at the Territorial special meeting. In considering the recommendation of the Territorial Board of Directors, you should be aware that certain directors and executive officers of Territorial may have interests in the Merger that are different from, or in addition to, the interests of Territorial stockholders generally. See the section entitled “The Merger—Interests of Territorial’s Directors and Executive Officers in the Merger” of this proxy statement/prospectus.

This proxy statement/prospectus describes the special meeting of Territorial stockholders, the Merger, the documents relating to the Merger and other related matters. Please read carefully the entire proxy statement/ prospectus, including the section entitled “Risk Factors” beginning on page 21, for a discussion of the risks relating to the proposed Merger, and the annexes and documents incorporated by reference into the proxy statement/prospectus.

If you have any questions regarding this proxy statement/prospectus, you may contact Laurel Hill Advisory Group, Territorial’s proxy solicitor, by calling toll-free at (888) 742-1305. Banks and brokers should call (516) 933-3100.

Sincerely,

Allan S. Kitagawa
Chairman of the Board, President and Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE MERGER OR OTHER TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR THE SECURITIES TO BE ISSUED PURSUANT TO THE MERGER UNDER THIS PROXY STATEMENT/PROSPECTUS NOR HAVE THEY DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES TO BE ISSUED IN THE MERGER ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF EITHER TERRITORIAL OR HOPE, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

This proxy statement/prospectus is dated [●], 2024 and is first being mailed or otherwise delivered to Territorial stockholders on or about [●], 2024.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON OCTOBER 10, 2024

To the Stockholders of Territorial Bancorp Inc.:

TIME AND DATE:	8:30 a.m., Hawaii time, on Thursday, October 10, 2024.

PLACE:	Virtual-only format, www.virtualshareholdermeeting.com/TBNK2024SM.

BUSINESS ITEMS:

(1)   To approve and adopt the Agreement and Plan of Merger, dated as of April 26, 2024 (the “Merger Agreement”), by and between Hope Bancorp, Inc. (“Hope”) and Territorial Bancorp Inc. (“Territorial”), and to approve the transactions contemplated by the Merger Agreement, including the merger (the “Merger”) of Territorial with and into Hope (collectively, the “Merger Proposal”);

(2) To approve a non-binding, advisory proposal to approve the compensation payable to the named executive officers of Territorial in connection with the Merger (the “Compensation Proposal”); and

(3)   To approve the adjournment of the Territorial special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Territorial special meeting to approve the Merger Proposal, or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to Territorial stockholders (the “Adjournment Proposal”).

RECORD DATE:	The board of directors of Territorial (the “Territorial Board of Directors”) has fixed the close of business on August 14, 2024 as the record date for the Territorial special meeting. Only holders of record of Territorial common stock as of the close of business on the record date for the Territorial special meeting are entitled to notice of the Territorial special meeting or any adjournment or postponement thereof. Only holders of record of Territorial common stock are entitled to vote at the Territorial special meeting or any adjournment or postponement thereof.

PROXY VOTING:	It is important that your shares be represented and voted at the meeting. You can vote your shares via the Internet, by telephone, or by completing and returning the proxy card or voting instruction card sent to you. You can revoke your proxy at any time before its exercise at the special meeting by following the instructions in the accompanying proxy statement.

NO APPRAISAL RIGHTS:	Under Maryland law, Territorial common stockholders are not entitled to appraisal rights.

BOARD RECOMMENDATIONS:	The Territorial Board of Directors unanimously recommends that Territorial stockholders vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal and “FOR” the Adjournment Proposal.

By Order of the Territorial Board of Directors,

Vernon Hirata Corporate Secretary

[●], 2024

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Hope from documents filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) that are not included in or delivered with this proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by Hope at no cost from the SEC’s website at www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this proxy statement/prospectus, at no cost by requesting them in writing or by telephone at the appropriate address below:

For Hope documents incorporated by reference:

Hope Bancorp, Inc.

3200 Wilshire Blvd., Suite 1400

Los Angeles, California 90010

Telephone: (213) 639-1700

Attention: Corporate Secretary

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, Territorial stockholders must request them no later than five business days before the date of the Territorial special meeting. This means that Territorial stockholders requesting documents must do so by October 3, 2024.

You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. You should assume that the information in this proxy statement/prospectus is accurate only as of the date of this proxy statement/prospectus. You should assume that the information incorporated by reference to another document into this proxy statement/prospectus is accurate as of the date of such document. Neither the mailing of this proxy statement/prospectus to Territorial stockholders, nor the issuance by Hope of shares of its common stock in connection with the Merger, will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this proxy statement/prospectus regarding Hope has been provided by Hope and information contained in this proxy statement/prospectus regarding Territorial has been provided by Territorial.

See the section entitled “Where You Can Find More Information” for more details.

i

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING

The following are some questions that you may have about the Merger and the Territorial special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the Merger or the Territorial special meeting. Additional important information is also contained in the documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information”.

Q:	What is the Merger?

A:

Hope and Territorial have entered into an Agreement and Plan of Merger, dated as of April 26, 2024 (which we refer to as the “Merger Agreement”). Under the Merger Agreement, Territorial will merge with and into Hope in a transaction we refer to as the “Merger”, with Hope as the surviving corporation in the Merger. Immediately following the Merger, or at a later time as determined by Hope, Territorial’s wholly owned subsidiary, Territorial Savings Bank, a Hawaii state-chartered member savings bank, will merge with and into Hope’s wholly owned subsidiary, Bank of Hope, a California state-chartered bank, in a transaction we refer to as the “Bank Merger”, with Bank of Hope as the surviving bank.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Territorial stockholders will receive Hope common stock for their shares of Territorial common stock (plus cash in lieu of fractional shares). At the effective time of the Merger (which we refer to as the “Effective Time”), each outstanding share of Territorial common stock (except for treasury stock or shares owned by Territorial or Hope, in each case other than shares (x) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (y) held, directly or indirectly, as a result of debts previously contracted) will be converted into the right to receive 0.8048 shares of Hope common stock (which we refer to as the “Exchange Ratio”). No fractional shares of Hope shares will be issued in the Merger and holders of Territorial common stock will be entitled to receive cash in lieu of fractional shares. Although the number of shares of Hope common stock that each Territorial stockholder will receive is fixed, the market value of the merger consideration will fluctuate with the market price of Hope common stock and will not be known at the time Territorial stockholders vote on the Merger Agreement. Based on the Exchange Ratio, and on the closing stock price of Hope common stock of $[●] as of [●], 2024, on the Nasdaq Global Select Market, as reported by the Wall Street Journal, the latest practicable trading day before the date of this proxy statement/prospectus, the value of the per share merger consideration payable to holders of Territorial common stock was approximately $[●] as of such date.

As a result of the foregoing, based on the number of shares of Hope common stock and Territorial common stock outstanding as of April 26, 2024, the date of the Merger Agreement, it is expected that Hope stockholders will hold approximately 94.4%, and Territorial stockholders will hold approximately 5.6%, of the shares of the combined company outstanding immediately after the Effective Time.

The Merger cannot be completed unless the Merger Agreement is adopted and approved by the affirmative vote of a majority of all issued and outstanding shares of Territorial entitled to vote thereon. The closing of the Merger is also subject to the receipt of approvals of non-objections or waivers from the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), the Federal Deposit Insurance Corporation (which we refer to as the “FDIC”), the California Department of Financial Protection and Innovation (which we refer to as the “California DFPI”), and the Hawaii Department of Commerce and Consumer Affairs, Division of Financial Institutions (which we refer to as the “Hawaii DCCA” and, together with the Federal Reserve Board, FDIC and California DFPI, the “Bank Regulatory Authorities”), and the satisfaction of the other conditions specified in the Merger Agreement.

Q:	Why am I receiving this proxy statement/prospectus?

A:

We are delivering this document to you because it is a proxy statement being used by the board of directors of Territorial (which we refer to as the “Territorial Board of Directors”) to solicit proxies of Territorial stockholders in connection with approval and adoption of the Merger Agreement and related matters. It describes the proposals to be presented at the special meeting.

This document is also a prospectus that is being delivered to Territorial stockholders because, in connection with the Merger, Hope will be issuing to Territorial stockholders shares of Hope common stock as merger consideration.

This proxy statement/prospectus contains important information about the Merger Agreement, the Merger and other related matters, the proposals being voted on at the Territorial special meeting, and important information to consider in connection with an investment in Hope common stock. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of Territorial common stock voted by proxy without attending the Territorial special meeting virtually. Your vote is important, and we encourage you to submit your proxy as soon as possible, whether or not you intend to attend the Territorial special meeting virtually.

Q:	What are Territorial stockholders being asked to vote on at the Territorial special meeting?

A:	Territorial is soliciting proxies from its stockholders with respect to the following proposals:

•	a proposal to adopt and approve the Merger Agreement (which we refer to as the “Merger Proposal”);

•

a proposal to approve, on a non-binding, advisory basis, the compensation payable to Territorial’s named executive officers in connection with the Merger (which we refer to as the “Compensation Proposal”); and

•

a proposal to adjourn the Territorial special meeting, if necessary or appropriate, to permit further solicitation of proxies in favor of the Merger Proposal, or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Territorial stockholders (which we refer to as the “Adjournment Proposal”).

Q:	What will Territorial stockholders receive in the Merger?

A:

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Territorial stockholders will receive Hope common stock for their shares of Territorial common stock (plus cash in lieu of fractional shares). Upon completion of the Merger, Territorial stockholders will receive 0.8048 shares of Hope common stock (which we refer to as the “Exchange Ratio”), for each share of Territorial common stock held immediately prior to the Merger. Based on the Exchange Ratio, and on the closing stock price of Hope common stock of $[●] as of [●], 2024, on the Nasdaq Global Select Market, as reported by the Wall Street Journal, the latest practicable trading day before the date of this proxy statement/prospectus, the value of the per share merger consideration payable to holders of Territorial common stock was approximately $[●] as of such date.

Hope will not issue any fractional shares of Hope common stock in the Merger. Territorial stockholders who would otherwise be entitled to a fraction of a share of Hope common stock upon the completion of the Merger will instead receive, for such fraction of a share, an amount in cash (rounded to the nearest cent) equal to the product of (i) the average closing sale price of Hope common stock on the Nasdaq Global Select Market, as reported by the Wall Street Journal, on the five full trading days ending on the trading day immediately preceding the closing date of the Merger, multiplied by (ii) the fraction of a share (rounded to the nearest one-thousandth when expressed in decimal form) of Hope common stock which such Territorial stockholder would otherwise be entitled to receive pursuant to the Merger Agreement.

For illustrative purposes only, the following table summarizes the approximate pre-tax merger consideration that would be received by Territorial stockholders for each share of Territorial common stock that they own, assuming [●], 2024 as the consummation date for the Merger.

Shares of Territorial common stock		1,000		(A	)
Exchange Ratio		0.8048		(B	)
Shares of Hope common stock received		804		(A)*(B) = (C	)
Price per share of Hope common stock(1)	$	[●	]	(D	)
Total value of Hope common stock received	$	[●	]	(C)*(D	)

(1)

Average closing sale price of Hope common stock on the five full trading days immediately preceding the closing date of the Merger on the Nasdaq Global Select Market, as reported by the Wall Street Journal.

For further information, see the section entitled “The Merger—Terms of the Merger”.

Q:	Will the value of the merger consideration change between the date of this proxy statement/prospectus and the time the Merger is completed?

A:

Yes. Although the Exchange Ratio is fixed, the value of the merger consideration will fluctuate between the date of this proxy statement/prospectus and the completion of the Merger based upon the market value of Hope common stock. Any fluctuation in the market price of Hope common stock after the date of this proxy statement/prospectus will change the value of the shares of Hope common stock that Territorial stockholders will receive.

Based on the closing price per share of Hope common stock on the Nasdaq Global Select Market as of April 26, 2024, the last trading day before the date of public announcement of the Merger, and the Exchange Ratio of 0.8048, the value of the per share merger consideration payable to holders of Territorial common stock was approximately $8.82 per share as of such date. Based on the Exchange Ratio of 0.8048, and on the closing stock price of Hope common stock of $[●] as of [●], 2024, on the Nasdaq Global Select Market, as reported by the Wall Street Journal, the latest practicable trading day before the date of this proxy statement/prospectus, the value of the per share merger consideration payable to holders of Territorial common stock was approximately $[●] as of such date. We urge you to obtain current market quotations for Hope and Territorial, each currently traded on the Nasdaq Global Select Market under the trading symbols “HOPE” and “TBNK”, respectively.

Q:	How will the Merger affect Territorial equity awards?

A:	At the Effective Time of the Merger:

•

each time-based restricted stock unit award in respect of shares of Territorial common stock that is outstanding as of immediately prior to the Effective Time will automatically (without any required action on the part of the holder thereof) fully vest;

•

a prorated portion of each performance-based restricted stock unit award in respect of shares of Territorial common stock that is outstanding as of immediately prior to the Effective Time will automatically (without any required action on the part of the holder thereof) vest, with the portion that will vest equal to the product of (i) the number of restricted stock units subject to such performance-based restricted stock unit award that would have vested based upon actual performance if the applicable performance period had ended as of the most recent fiscal quarter of Territorial preceding the closing date or, if actual performance cannot be determined, the target number of restricted stock units subject to such performance-based restricted stock unit award and (ii) a fraction, the numerator of which is the number of months in the period beginning on the first day of the applicable performance period and ending on the closing date and the denominator of which is the total number of months in the original applicable performance period; and

•

(i) each restricted stock unit in respect of each time-based restricted stock unit award and each restricted stock unit in respect of each portion of a performance-based restricted stock unit award that so vests shall be converted into the right to receive the merger consideration (less applicable tax withholding) as soon as reasonably practicable after the Effective Time, and (ii) each restricted stock unit in respect of each portion of a performance-based restricted stock unit award that does not vest shall be forfeited.

Q:	How will the Merger affect the Territorial Savings Bank Amended and Restated Employee Stock Ownership Plan?

A:

The Territorial Savings Bank Amended and Restated Employee Stock Ownership Plan (which we refer to as the “Territorial ESOP”) will be terminated prior to the Effective Time. The Territorial ESOP is funded through a loan (which we refer to as the “ESOP Loan”) from Territorial to purchase shares of Territorial common stock, which shares are allocated to participants as the ESOP Loan is repaid. The unallocated shares are held in a separate unallocated stock fund. Participants’ account balances will become fully vested in connection with the termination of the Territorial ESOP. Immediately prior to the Effective Time, unallocated shares, having an aggregate value of outstanding balance of the ESOP Loan as of the Effective Time, will be exchanged in satisfaction of the ESOP Loan. Unallocated shares remaining after the satisfaction of the ESOP Loan, if any, will be released from pledge and allocated among the Territorial ESOP participants. In the event that the aggregate value of the unallocated shares is less than outstanding balance of the ESOP Loan at the Effective Time, all unallocated shares will be transferred to Territorial in satisfaction of the ESOP Loan, which shall be deemed to have been paid in full. All remaining shares of Territorial common stock owned by the Territorial ESOP will be eligible to be converted into the right to receive the per share merger consideration.

Q:	Does Hope pay regular dividends on its shares of common stock?

A:

Yes, Hope has traditionally paid a quarterly dividend on its shares of common stock. The payment of dividends is subject to approval by the board of directors of Hope (which we refer to as the “Hope Board of Directors”) as well as legal and regulatory restrictions and safety and soundness considerations. Any payment of dividends in the future will depend, in large part, on Hope’s earnings, capital requirements, financial condition, and other factors considered relevant by the Hope Board of Directors.

Hope declared quarterly cash dividends of $0.14 per share on its common stock in each of 2023, 2022, and 2021. The amount of quarterly cash dividends paid on shares of Hope common stock is subject to change based on the quarterly dividend amounts approved by the Hope Board of Directors. For illustrative purposes only, a holder of 1,000 shares of Hope common stock would have received approximately $560 in dividend payments in 2023.

Q:	What are the U.S. federal income tax consequences of the Merger to Territorial stockholders?

A:

It is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), and the Merger Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code. It is a condition to the completion of the Merger that each party receives a written opinion from its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the Merger so qualifies, a U.S. holder (as defined under the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”) of Territorial common stock generally will not recognize any gain or loss upon the exchange of Territorial common stock for Hope common stock, except with respect to cash received in lieu of fractional shares of Hope common stock. For further information, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”.

The tax consequences of the Merger to any particular Territorial stockholder will depend on that stockholder’s particular facts and circumstances. You are urged to consult your tax advisors for a full understanding of the particular tax consequences of the Merger to them.

Q:	Are there any risks that I should consider in deciding whether to vote for the approval of the Merger Proposal or the other proposals to be considered at the special meeting?

A:

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors”. You also should read and carefully consider the risk factors related to an investment in Hope contained in the documents that are incorporated by reference into this proxy statement/prospectus.

Q:	If I am a Territorial stockholder, should I send in my Territorial stock certificate(s) now?

A:

No. Please do not send in your Territorial stock certificate(s) with your proxy. After the Merger, an exchange agent will send you instructions for exchanging Territorial stock certificates for the merger consideration. See the section entitled “The Merger Agreement—Exchange of Shares”.

Q:	What should I do if I hold my shares of Territorial common stock in book-entry form?

A:

If your shares of Territorial common stock are held in book-entry form, you are not required to take any additional actions in connection with the conversion of your shares of Territorial common stock into shares of Hope common stock at the Effective Time. After the completion of the Merger, shares of Territorial common stock held in book-entry form will automatically be exchanged for book-entry shares of Hope common stock.

Q:	How does the Territorial Board of Directors recommend that I vote at the Territorial special meeting?

A:	The Territorial Board of Directors unanimously recommends that you vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal, and “FOR” the Adjournment Proposal.

Q:	When and where is the Territorial special meeting?

A:	The Territorial special meeting will be held in a virtual-only format on Thursday, October 10, 2024 at 8:30 a.m., Hawaii Time, at www.virtualshareholdermeeting.com/TBNK2024SM.

Even if you plan to attend the Territorial special meeting virtually, we recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the special meeting virtually.

Q:	What constitutes a quorum for the Territorial special meeting?

A:

A majority of the voting power of the outstanding shares entitled to vote at the meeting, present virtually or represented by proxy, shall constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:	What is the vote required to approve each proposal at the Territorial special meeting?

A:	1: Merger proposal

•	Standard: Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the shares of Territorial outstanding and entitled to vote.

•

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card, or fail to instruct your bank, broker or other nominee with respect to the Merger Proposal, it will have the same effect as a vote “AGAINST” the proposal.

2:	Compensation Proposal

•	Standard: Approval of the Compensation Proposal requires the affirmative vote of a majority of the votes cast by Territorial stockholders.

•

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card, or fail to instruct your bank, broker or other nominee with respect to the Merger Proposal, it will have no effect on the outcome of the proposal.

3:	Adjournment proposal

•	Standard: Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Territorial stockholders.

•

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card, or fail to instruct your bank, broker or other nominee with respect to the Adjournment Proposal, it will have no effect on the outcome of the proposal.

Q:	Are there any Territorial stockholders already committed to voting in favor of the Merger Proposal?

A:

Certain executive officers and each of the directors of Territorial, who are also stockholders of Territorial, have entered into a voting and support agreement pursuant to which they have agreed to vote in favor of the approval and adoption of the Merger Agreement, subject to the terms of the voting and support agreement. As of the record date for the Territorial special meeting, such executive officers and directors collectively and beneficially owned approximately 8.6% of the outstanding shares of Territorial common stock. For information regarding the voting and support agreement and certain holders of shares of Territorial common stock, see the section entitled “Voting and Support Agreement”.

Q:	Why is my vote important?

A:

If you do not vote, it will be more difficult for Territorial to obtain the necessary quorum to hold the Territorial special meeting. In addition, your failure to submit a proxy or vote virtually, or failure to instruct your bank, broker or other nominee how to vote, or abstention, will have the same effect as a vote “AGAINST” the Merger Proposal.

Q:	Why am I being asked to consider and vote on the Compensation Proposal?

A:

Under SEC rules, Territorial is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to its named executive officers that is based on or otherwise relates to the Merger.

Q:	What happens if holders of Territorial common stock do not approve, by non-binding, advisory vote, the Compensation Proposal?

A:

The vote on the Compensation Proposal is separate and apart from the votes to approve the other proposals being presented at the Territorial special meeting. Because the vote on the Compensation Proposal is advisory in nature only, it will not be binding upon Territorial, Hope, or the combined company in the Merger. Accordingly, the Merger-related compensation will be paid to Territorial’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if the holders of Territorial common stock do not approve the Compensation Proposal.

Q:	Who is entitled to vote at the Territorial special meeting?

A:

The record date for the Territorial special meeting is August 14, 2024. All holders of Territorial common stock who held shares at the close of business on the record date for the special meeting are entitled to receive notice of, and to vote at, the Territorial special meeting.

Each holder of Territorial common stock is entitled to cast one vote on each matter voted on at the special meeting for each share of Territorial common stock that such holder owned of record as of the record date. As of the close of business on the record date for the Territorial special meeting, there were 8,832,210 outstanding shares of Territorial common stock.

Q:	What do I need to do now?

A:

After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares of Territorial common stock, please vote your shares promptly so that your shares are represented and voted at the Territorial special meeting. If you hold your shares in your name as a stockholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. If you hold your shares in “street name” through a bank, broker or other nominee, you must direct your bank, broker or other nominee how to vote in accordance with the voting instruction card.

Q:	How can I vote my shares of Territorial common stock?

A:

A holder of Territorial common stock may vote by proxy or virtually at the Territorial special meeting. If you hold your shares of Territorial common stock in your name as a holder of record, to submit a proxy, you, as a holder of Territorial common stock, may use one of the following methods:

•	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.

•	Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.

•	By mail: by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m., Eastern Time, on the day before the special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the special meeting.

If a holder’s shares are held in “street name” by a bank, broker, or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the Internet.

Even if you plan to attend the Territorial special meeting virtually, we recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the special meeting.

Q:	How can I vote my shares held in the Territorial Savings Bank 401(k) Plan?

A:

If you are a participant in the Territorial Savings Bank 401(k) Retirement Plan (which we refer to as the “Territorial 401(k) Plan”) and indirectly hold shares of Territorial common stock through the Territorial 401(k) Plan, you may instruct the Territorial 401(k) Plan trustee to vote any shares of Territorial common stock held in your Territorial 401(k) Plan account as of the Territorial record date ONLY by following the separate voting instructions provided by the Territorial 401(k) Plan trustee. Your Territorial 401(k) Plan vote authorization form must be received by 11:59 p.m., Eastern Time, on October 3, 2024. The telephonic and internet voting cutoff for providing your Territorial 401(k) Plan vote authorization is 11:59 p.m., Eastern Time, on October 3, 2024. Territorial, as the Territorial 401(k) Plan administrator, has instructed the Territorial 401(k) Plan trustee to vote any shares in the Territorial 401(k) Plan trustee for which participants have not issued timely voting instructions in the same proportion as the votes received on shares that participants have provided voting instructions.

Q:	How can I vote my shares held in the Territorial ESOP?

A:

If you are a participant in the Territorial ESOP and indirectly hold shares of Territorial common stock through the Territorial ESOP, you may instruct the Territorial ESOP trustee to vote any shares of Territorial common stock held in your Territorial ESOP account as of the Territorial record date ONLY by following the separate voting instructions provided by the Territorial ESOP trustee. Your Territorial ESOP vote authorization form must be received by 11:59 p.m., Eastern Time, on October 3, 2024. The telephonic and internet voting cutoff for providing your Territorial ESOP vote authorization is 11:59 p.m., Eastern Time, on October 3, 2024. Under the terms of the Territorial ESOP, the Territorial ESOP trustee votes all shares held by the Territorial ESOP, but each Territorial ESOP participant may direct the trustee how to vote the shares of Territorial common stock allocated to his or her account. The Territorial ESOP trustee will vote all unallocated shares of Territorial common stock held by the Territorial ESOP and allocated shares for which no voting instructions are received in the same proportion as shares for which it has received timely voting instructions, so long as such vote is solely in the interests of participants and beneficiaries and in accordance with the requirements of the Employee Retirement Income Security Act of 1974, as amended.

Q:	If my shares are held in “street name” by my bank or broker, will my bank or broker automatically vote my shares for me?

A:

No. Your bank or broker cannot vote your shares without instructions from you. If your shares are held in “street name” through a bank, broker or other nominee, you must provide the record holder of your shares of Territorial common stock with instructions on how to vote the shares. Please follow the voting instructions provided by the bank or broker. You may not vote shares held in street name by returning a proxy card directly to Territorial, or by voting virtually at the Territorial special meeting, unless you provide a “legal proxy”, which you must obtain from your broker, bank, or other nominee. Further, brokers, banks, or other nominees who hold shares of Territorial common stock on behalf of their customers may not give a proxy to Territorial to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, and other nominees do not have discretionary voting power on these matters. Failure to instruct your bank or broker how to vote will have the same effect as a vote “AGAINST” the Merger Proposal.

Q:	Can I change my vote after I have delivered my proxy or voting instruction card?

A:	Yes. If you are the record holder of your shares, you may revoke your proxy in any of the following ways:

•	Re-submitting your vote via the Internet or by telephone, by 11:59 p.m., Eastern Time, on October 9, 2024;

•	Submitting another properly completed proxy card bearing a later date which is received prior to the meeting date;

•	Attending the special meeting virtually, notifying the corporate secretary and voting by ballot at the special meeting; or

•

Submitting a written notice that you are revoking your proxy. The notice must be sent to 1003 Bishop Street, Pauahi Tower, Suite 500, Honolulu, Hawaii 96813, Attention: Corporate Secretary, and must be received before your Territorial common stock has been voted at the special meeting.

If your shares are held by a broker, bank, or other nominee, you should contact your broker, bank, or other nominee to change your vote.

Participants in the Territorial 401(k) Plan may change their instructions to the Territorial 401(k) Plan trustee with respect to voting of the shares of Territorial common stock held in their Territorial 401(k) Plan account by submitting to the Territorial 401(k) Plan trustee another signed instruction card bearing a later date, provided that such new instruction card must be received by the Territorial 401(k) Plan trustee on or prior to the last date for submission of such instructions with respect to the Territorial special meeting designated in the separate voting instructions provided by the Territorial 401(k) Plan trustee.

Participants in the Territorial ESOP may change their instructions to the Territorial ESOP trustee with respect to voting of the shares of Territorial common stock held in their Territorial ESOP account by submitting to the Territorial ESOP trustee another signed instruction card bearing a later date, provided that such new instruction card must be received by the Territorial ESOP trustee on or prior to the last date for submission of such instructions with respect to the Territorial special meeting designated in the separate voting instructions provided by the Territorial ESOP trustee.

Q:	What should I do if I receive more than one set of voting materials?

A:

Territorial stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold shares of Territorial common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Territorial common stock and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus to ensure that you vote every share of Territorial common stock that you own.

Q:	How do I attend the Territorial special meeting?

A:

Only stockholders as of the close of business on August 14, 2024 (or their authorized representatives) will be allowed to participate in the Territorial special meeting online. The link to the virtual meeting will be: www.virtualshareholdermeeting.com/TBNK2024SM. To participate in the meeting online, stockholders will need the 16-digit control number included on their proxy card or voting instruction form. If you own your shares through a bank, broker, or other nominee, please review the materials sent to you by that firm to find your 16-digit control number.

Q:	Will I be able to submit questions at the Territorial special meeting?

A:

A question and answer session will be held during the Territorial special meeting, and stockholders will be able to submit questions during the meeting by visiting www.virtualshareholdermeeting.com/TBNK2024SM. Territorial will try to answer as many stockholder-submitted questions as time permits that comply with the meeting rules of conduct posted on the virtual special meeting website.

Q:	Will Territorial be required to submit the Merger Proposal to its stockholders even if the Territorial Board of Directors has withdrawn, modified or qualified its recommendation?

A:

Yes. Unless the Merger Agreement is terminated before the Territorial special meeting, Territorial is required to submit the Merger Proposal to its stockholders even if the Territorial Board of Directors has withdrawn, modified or qualified its recommendation that Territorial stockholders adopt and approve the Merger Agreement.

Q:	Are Territorial stockholders entitled to appraisal rights?

A:	No, under Maryland law, Territorial stockholders are not entitled to appraisal rights.

Q:	What are the interests of Territorial’s directors and executive officers in the Merger, if any?

A:

In considering the recommendation of the Territorial Board of Directors, Territorial stockholders should be aware that some of the directors and executive officers of Territorial have interests in the Merger that are different from, or in addition to, the interests of Territorial’s other stockholders generally. These interests include: rights of certain executive officers under their existing employment agreements and related settlement agreements; rights of certain executive officers under supplemental executive retirement agreements and a benefit restoration plan; rights under Territorial’s equity-based benefit programs and awards, including the acceleration of vesting of restricted stock units; rights under the Territorial ESOP; rights under a restrictive covenant agreement; rights to continued indemnification and insurance coverage by Hope after the Merger for acts and omissions occurring before the Merger. The Territorial Board of Directors was aware of these interests and considered them, among other matters, in approving the Merger Agreement and related transactions.

Q:	When do you expect to complete the Merger?

A:

Hope and Territorial expect to complete the Merger by year-end 2024. However, neither Hope nor Territorial can assure you of when or if the Merger will be completed. Territorial must obtain the approval of the Merger Proposal by the Territorial stockholders at the Territorial special meeting, and Hope must obtain necessary regulatory authorizations, approvals and/or non-objections. In addition, each party is required to satisfy certain other closing conditions.

Q:	What happens if the Merger is not completed?

A:

If the Merger is not completed, Territorial stockholders will not receive any consideration for their shares of Territorial common stock in connection with the Merger. Instead, Territorial will remain an independent company and your shares of Territorial common stock will remain outstanding. In addition, if the Merger Agreement is terminated in certain circumstances, a termination fee may be required to be paid by Territorial to Hope. See the section entitled “The Merger Agreement—Termination Fee” for a complete discussion of the circumstances under which any such termination fee would be required to be paid.

Q:	Whom should I call with questions?

A:

If you have any questions concerning the Merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus, or need help voting your shares of Territorial common stock, please contact Laurel Hill Advisory Group, Territorial’s proxy solicitor, by calling toll-free at (888) 742-1305. Banks and brokers should call (516) 933-3100.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement/ prospectus, including the annexes and exhibits, and the other documents to which we refer in order to fully understand the Merger. In addition, we incorporate by reference important business and financial information about Hope into this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information”. Each item in this summary refers to the page of this proxy statement/prospectus on which the subject is discussed in more detail.

The Merger (page 69)

The terms and conditions of the Merger are contained in the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference herein in its entirety. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the Merger are qualified in their entirety by reference to the Merger Agreement. Please read the Merger Agreement carefully for a more complete understanding of the Merger.

Under the Merger Agreement, Territorial will merge with and into Hope in a transaction we refer to as the “Merger”, with Hope as the surviving corporation in the Merger. Immediately following the Merger, or at a later time as determined by Hope, Territorial’s wholly owned subsidiary, Territorial Savings Bank, a Hawaii state-chartered member savings bank, will merge with and into Hope’s wholly owned subsidiary, Bank of Hope, a California state-chartered bank, in a transaction we refer to as the Bank Merger, with Bank of Hope as the surviving bank. Following the completion of the Merger and the Bank Merger, the legacy Territorial franchise in Hawaii will continue to do business under the Territorial Savings Bank brand as a trade name of Bank of Hope.

Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Territorial stockholders will receive Hope common stock for their shares of Territorial common stock (plus cash in lieu of fractional shares). At the Effective Time, each outstanding share of Territorial common stock (except for treasury stock or shares owned by Territorial or Hope, in each case other than shares (x) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties, or (y) held, directly or indirectly, as a result of debts previously contracted) will be converted into the right to receive 0.8048 shares of Hope common stock (which we refer to as the “Exchange Ratio”). No fractional shares of Hope shares will be issued in the Merger and holders of Territorial common stock will be entitled to receive cash in lieu of fractional shares. Although the number of shares of Hope common stock that each Territorial stockholder will receive is fixed, the market value of the merger consideration will fluctuate with the market price of Hope common stock and will not be known at the time Territorial stockholders vote on the Merger Agreement. Based on the Exchange Ratio, and on the closing stock price of Hope common stock of $[●] as of [●], 2024, the value of the per share merger consideration payable to holders of Territorial common stock was approximately $[●] as of such date.

Hope will not issue any fractional shares of Hope common stock in the Merger. Territorial stockholders who would otherwise be entitled to a fraction of a share of Hope common stock upon the completion of the Merger will instead receive, for such fraction of a share, an amount in cash (rounded to the nearest cent) equal to the product of (i) the average closing sale price of Hope common stock on the Nasdaq Global Select Market, as reported by the Wall Street Journal, on the five full trading days ending on the trading day immediately preceding the closing date of the Merger, multiplied by (ii) the fraction of a share (rounded to the nearest one-thousandth when expressed in decimal form) of Hope common stock which such Territorial stockholder would otherwise be entitled to receive pursuant to the Merger Agreement.

For illustrative purposes only, the following table summarizes the approximate pre-tax merger consideration that would be received by Territorial stockholders for each share of Territorial common stock that they own, assuming [●], 2024 as the consummation date for the Merger.

Shares of Territorial common stock	1,000	(A)
Exchange Ratio	0.8048	(B)
Shares of Hope common stock received	804	(A)*(B) = (C)
Price per share of Hope common stock(1)	$ [●]	(D)
Total value of Hope common stock received	$ [●]	(C)*(D)

(1)

Average closing sale price of Hope common stock on the five full trading days immediately preceding the closing date of the Merger on the Nasdaq Global Select Market, as reported by the Wall Street Journal.

Although the Exchange Ratio is fixed, the value of the merger consideration will fluctuate between the date of this proxy statement/prospectus and the completion of the Merger based upon the market value of Hope common stock. Any fluctuation in the market price of Hope common stock after the date of this proxy statement/prospectus will change the value of the shares of Hope common stock that Territorial stockholders will receive.

Based on the closing price per share of Hope common stock on the Nasdaq Global Select Market as of April 26, 2024, the last trading day before the date of public announcement of the Merger, and the Exchange Ratio of 0.8048, the value of the per share merger consideration payable to holders of Territorial common stock was approximately $8.82 per share as of such date. Based on the Exchange Ratio of 0.8048, and on the closing stock price of Hope common stock of $[●] as of [●], 2024, the latest practicable trading day before the date of this proxy statement/prospectus, the value of the per share merger consideration payable to holders of Territorial common stock was approximately $[●] as of such date. We urge you to obtain current market quotations for Hope and Territorial, each currently traded on the Nasdaq Global Select Market under the trading symbols “HOPE” and “TBNK”, respectively.

Territorial’s Reasons for the Merger; Recommendation of the Territorial Board of Directors (page 74)

The Territorial Board of Directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and in the best interests of Territorial and the Territorial stockholders, and (ii) adopted and approved the Merger Agreement and the transactions contemplated thereby, including the Merger. The Territorial Board of Directors unanimously recommends that Territorial stockholders vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal, and “FOR” the Adjournment Proposal. For the factors considered by the Territorial Board of Directors in reaching its decision to adopt the Merger Agreement, see the section entitled “The Merger—Territorial’s Reasons for the Merger; Recommendation of the Territorial Board of Directors”.

Opinion of Territorial’s Financial Advisor (page 77)

In connection with the Merger, Territorial’s financial advisor, Keefe, Bruyette & Woods, Inc. (which we refer to as “KBW”), delivered a written opinion, dated April 26, 2024, to the Territorial Board of Directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Territorial common stock of the Exchange Ratio in the proposed Merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Annex C to this proxy statement/prospectus.

The opinion was for the information of, and was directed to, the Territorial Board of Directors (in its capacity as such) in connection with its consideration of the financial terms of the Merger. The opinion did not address the underlying business decision of Territorial to engage in the Merger or enter into the Merger Agreement or constitute a recommendation to the Territorial Board of Directors in connection with the Merger, and it does not constitute a recommendation to any holder of Territorial common stock or any stockholder of any other entity as to how to vote in connection with the Merger or any other matter.

For a description of the opinion of KBW, see the section entitled “The Merger—Opinion of Territorial’s Financial Advisor”.

Information About the Territorial Special Meeting (page 27)

The special meeting will be held in a virtual-only format on Thursday, October 10, 2024 at 8:30 a.m., Hawaii Time, at www.virtualshareholdermeeting.com/TBNK2024SM. At the virtual special meeting, Territorial stockholders will be asked to consider and vote upon the following matters:

•	a proposal to adopt and approve the Merger Agreement (which we refer to as the “Merger Proposal”);

•

a proposal to approve, on a non-binding, advisory basis, the compensation payable to Territorial’s named executive officers in connection with the Merger (which we refer to as the “Compensation Proposal”); and

•

a proposal to approve one or more adjournments of the Territorial special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the Merger Proposal, or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Territorial stockholders (which we refer to as the “Adjournment Proposal”).

The Territorial Board of Directors has fixed the close of business on August 14, 2024 as the record date for determining the holders of Territorial common stock entitled to receive notice of and to vote at the special meeting.

As of the record date, there were 8,832,210 shares of Territorial common stock outstanding and entitled to vote at the Territorial special meeting, held by approximately 971 holders of record. Each share of Territorial common stock entitles the holder to one vote at the Territorial special meeting on each proposal to be considered at the special meeting. Certain executive officers and each of the directors of Territorial, who are also stockholders of Territorial, have entered into a voting and support agreement pursuant to which they have agreed to vote in favor of the Merger Proposal, subject to the terms of the voting and support agreement. As of the record date, such executive officers and directors collectively and beneficially owned approximately 8.6% of the outstanding shares of Territorial common stock. For information regarding the voting and support agreement and certain holders of shares of Territorial common stock, see the section entitled “Voting and Support Agreement”.

Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the shares of Territorial outstanding and entitled to vote. If you mark “ABSTAIN” on your proxy, or fail to instruct your bank, broker or other nominee with respect to the Merger Proposal, it will have the same effect as a vote “AGAINST” the proposal.

Approval of the Compensation Proposal and the Adjournment Proposal each require the affirmative vote of a majority of the votes cast by Territorial stockholders. If you mark “ABSTAIN” on your proxy, or fail to instruct your bank, broker or other nominee with respect to the proposal, it will have no effect on the outcome of the proposal.

For further information, see the section entitled “Information About the Territorial Special Meeting”.

Voting and Support Agreement (page 117)

Certain executive officers and each of the directors of Territorial, who are also stockholders of Territorial, have entered into a voting and support agreement pursuant to which they have agreed to vote in favor of the

Merger Proposal, subject to the terms of the voting and support agreement. As of the record date, such executive officers and directors collectively and beneficially owned approximately 8.6% of the outstanding shares of Territorial common stock. For information regarding the voting and support agreement and certain holders of shares of Territorial common stock, see the section entitled “Voting and Support Agreement”.

Material U.S. Federal Income Tax Consequences of the Merger (page 119)

It is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), and the Merger Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code. It is a condition to the completion of the Merger that each party receives a written opinion from its counsel to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the Merger so qualifies, a U.S. holder (as defined under the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”) of Territorial common stock generally will not recognize any gain or loss upon the exchange of Territorial common stock for Hope common stock, except with respect to cash received in lieu of fractional shares of Hope common stock. For further information, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”.

The tax consequences of the Merger to any particular Territorial stockholder will depend on that stockholder’s particular facts and circumstances. You are urged to consult your tax advisors for a full understanding of the particular tax consequences of the Merger to them.

Interests of Territorial’s Directors and Executive Officers in the Merger (page 91)

In considering the recommendation of the Territorial Board of Directors with respect to the Merger, Territorial stockholders should be aware that some of Territorial’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of the other Territorial stockholders. The Territorial Board of Directors was aware of and considered these interests during its deliberations of the merits of the Merger and in determining to recommend to Territorial stockholders that they vote for the Merger Proposal and thereby approve the transactions contemplated by the Merger Agreement, including the Merger. Those interests include:

•	severance benefits to be paid under employment agreements in the event of a qualifying termination of employment following the Merger, and related settlement agreements;

•	benefits to be received under supplemental executive retirement agreements and a benefit restoration plan;

•	the treatment of equity awards at the Effective Time;

•	the treatment of Territorial common stock under the Territorial ESOP;

•	a restrictive covenant agreement that has been entered into with one of Territorial’s executive officers; and

•

Hope has agreed to provide certain ongoing indemnification and insurance coverage to the directors and executive officers of Territorial following the Merger for acts or omissions occurring prior to the Merger.

For a more complete description of these interests, see the section entitled “The Merger—Interests of Territorial’s Directors and Executive Officers in the Merger”.

Regulatory Approvals Required for the Merger (page 96)

Subject to the terms of the Merger Agreement, both Hope and Territorial have agreed to use their reasonable best efforts and cooperate to promptly prepare and file, or cause to be prepared and filed, all necessary applications, notices and other documentation to obtain as soon as practicable all regulatory authorizations, permits, consents, approvals and/or non-objections (which we refer to as “Regulatory Authorizations”) necessary or advisable to complete the transactions contemplated by the Merger Agreement. These include Regulatory Authorizations from, among others, the Federal Reserve Board, the FDIC, the California DFPI, and the Hawaii DCCA. The initial filing of regulatory applications to each Bank Regulatory Authority occurred on August 1, 2024. Discussions regarding the Regulatory Authorizations have been held with each Bank Regulatory Authority.

Although neither Hope nor Territorial knows of any reason why it cannot obtain these Regulatory Authorizations in a timely manner, Hope and Territorial cannot be certain when or if they will be obtained, or that the granting of these Regulatory Authorizations will not involve the imposition of conditions on the completion of the Merger or the Bank Merger. For more information, see the section entitled “The Merger—Regulatory Approvals Required for the Merger”.

Conditions to Complete the Merger (page 113)

Each party’s obligation to complete the Merger is subject to the satisfaction or waiver (to the extent permitted under applicable law) of certain conditions, including: (i) the adoption and approval of the Merger Agreement by the requisite vote of the Territorial stockholders; (ii) the receipt of all required Regulatory Authorizations and expiration or termination of all statutory waiting periods in respect thereof, each as described above, and no such Regulatory Authorization shall have resulted in the imposition of a “materially burdensome regulatory condition”, as defined in the Merger Agreement; (iii) authorization for listing on the Nasdaq Global Select Market of the shares of Hope common stock to be issued in the Merger; (iv) effectiveness of the registration statement on Form S-4 with respect to the shares of the Hope common stock to be issued in the Merger; (v) the absence of any order, injunction, decree or other legal restraint preventing the completion of the Merger or the transactions contemplated by the Merger Agreement or making the completion of the Merger or the transactions contemplated by the Merger Agreement illegal; (vi) the accuracy of the representations and warranties of the other party, subject to specified materiality standards; (vii) performance in all material respects by the other party of its obligations under the Merger Agreement; (viii) receipt by each party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and (ix) the absence of a material adverse effect on the other party.

Neither Hope nor Territorial can be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed. For more information, see the section entitled “The Merger Agreement—Conditions to Complete the Merger”.

Termination of the Merger Agreement (page 114)

The Merger Agreement may be terminated prior to the Effective Time under the following circumstances:

•	by mutual written consent of Hope and Territorial;

•

by either Hope or Territorial if any governmental entity that must grant a requisite Regulatory Authorization has denied approval and/or non-objection of the Merger or the Bank Merger and such denial has become final and non-appealable or any governmental entity of competent jurisdiction has issued a final and non-appealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the Merger or the Bank Merger, unless the failure to obtain a requisite Regulatory Authorization is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe its covenants and agreements under the Merger Agreement;

•

by either Hope or Territorial if the Merger has not been completed on or before the 12 month anniversary of the date of the Merger Agreement (which we refer to as the “Termination Date”), unless the failure of the Merger to be completed by such date is due to the failure of the party seeking to terminate the Merger Agreement to fulfill its obligations under the Merger Agreement (provided that either party has the right to extend the Termination Date for two additional three month periods if such party believes in good faith that the requisite Regulatory Authorizations are likely to be obtained during such extension period);

•	by either Hope or Territorial if requisite approval of Territorial stockholders is not obtained at the special meeting of stockholders convened therefor, or any adjournment or postponement thereof;

•

by either Hope or Territorial (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement) if there is a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the Merger Agreement on the part of Territorial, in the case of a termination by Hope, or Hope, in the case of a termination by Territorial, which either individually or in the aggregate would constitute, if occurring or continuing on the date the Merger is completed, the failure of a closing condition of the terminating party and which is not cured within 45 days following written notice to the party committing such breach (or such fewer days as remain prior to the Termination Date), or by its nature or timing cannot be cured during such period; or

•

by Hope prior to such time as the requisite Territorial vote is obtained, if (i) the Territorial Board of Directors shall have (1) failed to recommend in this proxy statement/prospectus that the stockholders of Territorial approve the Merger Agreement, (2) withheld, withdrawn, modified or qualified such recommendation in a manner adverse to Hope, (3) adopted, approved, recommended or endorsed an alternative Acquisition Proposal (as defined in the section entitled “The Merger Agreement—Agreement Not to Solicit Other Offers”) or publicly announced its intention to do so, (4) failed to publicly and without qualification recommend against acceptance of a tender offer or exchange offer constituting an alternative Acquisition Proposal that has been publicly disclosed within 10 business days after the commencement of such tender or exchange offer, or (5) publicly proposed to do any of the foregoing, or (ii) Territorial or the Territorial Board of Directors has breached its obligations relating to stockholder approval or the non-solicitation of Acquisition Proposals.

For more information, see the section entitled “The Merger Agreement—Termination of the Merger Agreement”.

Termination Fee (page 115)

If the Merger Agreement is terminated under certain circumstances, including circumstances involving alternative Acquisition Proposals and changes in the recommendation of the Territorial Board of Directors, Territorial will be required to pay to Hope a termination fee equal to $3,000,000.

For more information, see the section entitled “The Merger Agreement—Termination Fee”.

Comparison of Stockholders’ Rights (page 124)

The rights of Territorial stockholders will change as a result of the Merger due to differences in Hope’s and Territorial’s governing documents. The rights of Territorial stockholders are governed by Maryland law and by Territorial’s articles of incorporation and bylaws. Upon the completion of the Merger, Territorial stockholders immediately prior to the Effective Time will become Hope stockholders, as the continuing legal entity after the Merger, and their rights as Hope stockholders will therefore be governed by Delaware law and Hope’s second amended and restated certificate of incorporation and amended and restated bylaws.

See the section entitled “Comparison of Stockholders’ Rights” for a description of the material differences in stockholders’ rights under each of the Hope and Territorial governing documents.

Accounting Treatment (page 118)

The Merger will be accounted for as an acquisition of Territorial by Hope under the acquisition method of accounting in accordance with generally accepted accounting principles in the United States (which we refer to as “GAAP”) for financial reporting and accounting purposes.

Public Trading Markets (page 98)

Hope common stock is listed for trading on the Nasdaq Global Select Market under the symbol “HOPE”. Following the Merger, shares of Hope common stock will continue to be traded on the Nasdaq Global Select Market.

Territorial common stock is listed for trading on the Nasdaq Global Select Market under the symbol “TBNK”. Following the Merger, Territorial common stock will be delisted from the Nasdaq Global Select Market and deregistered under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”).

Comparative Market Prices (page 26)

The following table shows the closing prices of Hope common stock and Territorial common stock as reported on April 26, 2024, the last trading day before the date of public announcement of the Merger, and on    , 2024, the last practicable trading day before the date this proxy statement/prospectus was printed and mailed. This table also presents the pro forma equivalent per share value of a share of Territorial common stock on those dates. The pro forma equivalent per share value was calculated by multiplying the closing price of Hope common stock on those dates by 0.8048, the Exchange Ratio in the Merger.

	Hope common stock		Territorial common stock		Pro Forma equivalent value of one share of Territorial common stock
April 26, 2024		$10.96		$7.07		$8.82
, 2024	$		$		$

The market price of Hope common stock will fluctuate between the date of this proxy statement/prospectus and the completion of the Merger. Consequently, the total dollar value of the Hope common stock that you will receive upon completion of the Merger may be significantly higher or lower than its value as of the date of this proxy statement/prospectus. We advise you to obtain current market quotations for Hope common stock and Territorial common stock. We can provide no assurance as to future prices of Hope common stock or Territorial common stock.

Information About the Companies (page 33)

Hope

Hope is a bank holding company headquartered in Los Angeles, California. Hope was incorporated in Delaware in 2000. Hope offers commercial and retail banking loan and deposit products through its wholly-owned subsidiary, Bank of Hope, a California state-chartered bank. From its roots as a Korean-American focused bank, it has grown to be one of the largest independent commercial banks headquartered in California and serve a multi-ethnic population of customers around the United States. Hope’s network of branches and loan production offices includes locations in California, New York, Texas, Washington, Illinois, New Jersey, Virginia, Georgia, Florida, Alabama, Colorado, and Oregon and includes a representative office in Seoul, South Korea.

Hope’s principal business activities are conducted through Bank of Hope and primarily consist of earning interest on loans and investment securities, which are primarily funded by customer deposits and other borrowings. Operating revenues consist of the difference between interest received and interest paid, gains and losses on the sale of financial assets, and fees earned for financial services provided to its customers. Interest rates are highly sensitive to many factors that are beyond Hope’s control, such as general economic conditions, new legislation and the policies of various governmental and regulatory authorities. Although Hope’s business may vary with local and national economic conditions, such variations are not generally seasonal in nature.

Hope offers a full suite of commercial, corporate and consumer loan, deposit and fee-based products and services, including commercial and commercial real estate lending, Small Business Administration lending, residential mortgage and other consumer lending, treasury management services, foreign currency exchange solutions, interest rate risk hedging products, and other and international trade financing, among others. Hope’s website at www.bankofhope.com offers internet banking services and applications in both English and Korean.

Hope’s common stock is traded on the Nasdaq Global Select Market under the symbol “HOPE”. The principal executive offices of Hope are located at 3200 Wilshire Blvd., Suite 1400, Los Angeles, California 90010, and its telephone number is (213) 639-1700.

Territorial

Territorial is a savings and loan holding company that is headquartered in Honolulu, Hawaii. Territorial operates primarily through its wholly owned subsidiary, Territorial Savings Bank. Territorial provides loan and deposit products and services primarily to individual customers through 28 branches located throughout Hawaii as of June 30, 2024. At June 30, 2024, Territorial had consolidated assets of $2.2 billion, consolidated deposits of $1.6 billion and consolidated stockholders’ equity of $249.2 million.

Territorial Savings Bank’s business consists primarily of accepting deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, in one- to four-family residential mortgage loans and investment securities. To a much lesser extent, Territorial Savings Bank also originates home equity loans and lines of credit, construction, commercial and other nonresidential real estate loans, consumer loans, multi-family mortgage loans and other loans. Territorial Savings Bank offers a variety of deposit accounts, including passbook and statement savings accounts, certificates of deposit, money market accounts, commercial and regular checking accounts and Super NOW accounts.

Prior to June 27, 2024, Territorial Savings Bank engaged in insurance agency activities through its subsidiary, Territorial Financial Services, Inc. Territorial Financial Services, Inc. ceased operations and was dissolved on June 27, 2024.

Territorial’s common stock is traded on the Nasdaq Global Select Market under the symbol “TBNK”. The principal executive offices of Territorial are located at 1003 Bishop Street, Pauahi Tower, Suite 500, Honolulu, Hawaii 96813, and its telephone number is (808) 946-1400.

Risk Factors (page 21)

You should carefully read and consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in the proxy statement/prospectus. In particular, you should consider the factors described under the section entitled “Risk Factors” beginning on page 21 and in Hope’s Annual Report on Form 10-K for the year ended December 31, 2023, and in other documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this proxy statement/prospectus that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended (which we refer to as the “Private Securities Litigation Reform Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in Hope’s or Territorial’s future filings with the SEC, in press releases, and in oral and written statements made by Hope or Territorial or with their respective approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. These statements include, but are not limited to, descriptions of the Merger, Hope’s and Territorial’s respective financial condition, results of operations, asset and credit quality trends, profitability and business plans or opportunities. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “should,” and “will,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties. There are a number of factors that could cause actual results or outcomes to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: the risk that the cost savings and any revenue synergies from the Merger may not be fully realized or may take longer than anticipated to be realized; disruption to the parties’ businesses as a result of the announcement and pendency of the Merger; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the failure to obtain the necessary approvals by the stockholders of Territorial; the amount of the costs, fees, expenses and charges related to the Merger; the ability of Hope to obtain required Regulatory Authorizations (and the risk that such Regulatory Authorizations may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the Merger; the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the Merger; the possibility that the Merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the dilution caused by Hope’s issuance of additional shares of its common stock in the Merger; a material adverse change in the financial condition of Territorial or Hope; competition; government legislation, regulations and policies; the ability of Hope or Territorial to execute its business plan; unanticipated changes in Hope’s or Territorial’s liquidity position, including, but not limited to, changes in Hope’s or Territorial’s access to sources of liquidity and capital to address its liquidity needs; changes in economic conditions and economic and business uncertainty which could materially impact credit quality trends and the ability to generate loans and gather deposits; inflation and governmental responses to inflation, including increasing interest rates; market, economic, operational, liquidity, credit, and interest rate risks associated with Hope’s or Territorial’s business; Hope’s or Territorial’s ability to successfully manage its credit risk and the sufficiency of its allowance for credit losses; the potential impact of current and future business combinations on Hope’s or Territorial’s performance and financial condition, including such company’s ability to successfully integrate businesses and the success of revenue-generating and cost-reduction initiatives; failure or circumvention of Hope’s or Territorial’s internal controls; operational risks or risk management failures Hope or Territorial or critical third parties, including, without limitation, with respect to data processing, information systems, cybersecurity, technological changes, vendor issues, business interruption, and fraud risks; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigation; disruptive technologies in payment systems and other services traditionally provided by banks; failure or disruption of Hope’s or Territorial’s information systems; computer hacking and other cybersecurity threats; the effects of climate change on Hope or Territorial and their respective customers, borrowers, or service providers; political and economic uncertainty and instability; the impacts of pandemics, epidemics and other infectious disease outbreaks; other matters discussed in this proxy statement/prospectus; and other factors identified in filings with the SEC by Hope or Territorial. These forward-looking statements are made only as of the date of this proxy statement/prospectus and are not guarantees of future results, performance or outcomes.

Such forward-looking statements are based on assumptions and estimates, which although believed to be reasonable, may turn out to be incorrect. Therefore, undue reliance should not be placed upon these estimates and statements. Neither Hope nor Territorial can assure that any of these statements, estimates, or beliefs will be realized and actual results or outcomes may differ from those contemplated in these forward-looking statements. Neither Hope nor Territorial undertake any obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise after the date of this proxy statement/prospectus. You are advised to consult further disclosures Hope and Territorial may make on related subjects in their respective filings with the SEC.

Investors should consider these risks, uncertainties, and other factors in addition to risk factors included in Hope’s and Territorial’s respective Annual Reports on Form 10-K for the year ended December 31, 2023, and other filings with the SEC.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the section entitled “Cautionary Statement Regarding Forward-Looking Statements”, you should carefully consider the following risk factors relating to the consummation of the Merger and to Hope following the Merger in deciding how to vote for the proposals presented in this proxy statement/prospectus.

Because the market price of Hope common stock will fluctuate, Territorial stockholders cannot be certain of the market value of the merger consideration they will receive.

In the Merger, each share of Territorial common stock issued and outstanding immediately prior to the Effective Time (except for treasury stock or shares owned by Territorial or Hope, in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) will receive the right to receive 0.8048 shares of Hope common stock. No fractional shares of Hope shares will be issued in the Merger and holders of Territorial common stock will be entitled to receive cash in lieu of fractional shares. The Exchange Ratio is fixed and will not be adjusted for changes in the market price of Hope common stock or Territorial common stock. Changes in the price of Hope common stock or Territorial common stock between now and the time of the Merger will affect the value that Territorial stockholders will receive in the Merger. Neither Hope nor Territorial is permitted to terminate the Merger Agreement as a result of any increase or decrease in the market price of Hope common stock.

Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Hope’s or Territorial’s respective businesses, operations and prospects, the recent volatility in the prices of securities in global financial markets, including market prices of Hope, Territorial and other banking companies, regulatory considerations and tax laws, many of which are beyond Hope’s and Territorial’s control. Therefore, at the time of the Territorial special meeting, Territorial stockholders will not know the market value of the consideration that Territorial stockholders will receive at the Effective Time. You should obtain current market quotations for shares of Hope (NASDAQ: HOPE) and Territorial (NASDAQ: TBNK).

The market price of Hope common stock after the Merger may be affected by factors different from those currently affecting the shares of Hope common stock.

In the Merger, Territorial stockholders will become Hope stockholders. Hope’s business differs from that of Territorial and certain adjustments may be made to Hope’s business as a result of the Merger. Accordingly, the results of operations of the combined company and the market price of Hope common stock after the completion of the Merger may be affected by factors different from those currently affecting the results of operations of Hope. For a discussion of the business of Hope and of certain factors to consider in connection with that business, see the documents incorporated by reference in this proxy statement/prospectus and referred to under the section entitled “Where You Can Find More Information”.

Combining Hope and Territorial may be more difficult, costly or time-consuming than expected, and the anticipated benefits and cost savings of the Merger may not be realized.

Hope and Territorial have operated and, until the completion of the Merger, will continue to operate independently. The success of the Merger, including anticipated benefits and cost savings, will depend, in part, on Hope’s and Territorial’s ability to successfully combine and integrate the businesses of Hope and Territorial in a manner that permits growth opportunities and does not materially disrupt existing customer relations or result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the

Merger. The loss of key employees could adversely affect Hope’s ability to successfully conduct its business, which could have an adverse effect on Hope’s financial results and the value of Hope’s common stock after the Merger. If Hope and Territorial experience difficulties with the integration process, the anticipated benefits of the Merger may not be realized fully, or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause Hope and/or Territorial to lose customers or cause customers to remove their accounts from Hope and/or Territorial and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Hope and Territorial during this transition period and for an undetermined period after completion of the Merger on the combined company. In addition, the actual cost savings of the Merger could be less than anticipated.

Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the Merger.

Before the Merger may be completed, Hope and Territorial must obtain all necessary Regulatory Authorizations from the Bank Regulatory Authorities. Other authorizations, permits, consents, approvals, non-objections, and/or waivers from other regulators could also be required. In determining whether to grant these Regulatory Authorizations, the Bank Regulatory Authorities consider a variety of factors, including the regulatory standing of each party and the factors described under the section entitled “The Merger—Regulatory Approvals Required for the Merger”. An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain any such Regulatory Authorization or delay their receipt. The Bank Regulatory Authorities may impose conditions on the completion of the Merger or require changes to the terms of the Merger. Such conditions or changes could have the effect of delaying or preventing completion of the Merger or imposing additional costs on or limiting the revenues of the combined company following the Merger, any of which might have an adverse effect on the combined company following the Merger.

Additionally, under the terms of the Merger Agreement, Hope and Territorial are not required to take actions or agree to conditions in connection with obtaining any Regulatory Authorizations from governmental entities that would reasonably be expected to have a material adverse effect on Hope and its subsidiaries, taken as a whole, after giving effect to the Merger (measured on a scale relative to Territorial and its subsidiaries, taken as a whole) (which we refer to as a “materially burdensome regulatory condition”). See the section entitled “The Merger—Regulatory Approvals Required for the Merger”.

The combined company may be unable to retain Territorial or Hope personnel successfully after the Merger is completed.

The success of the Merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by Territorial and Hope. It is possible that these employees may decide not to remain with Territorial or Hope while the Merger is pending or with the combined company after the Merger is consummated. If key employees terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Territorial to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, Hope may not be able to locate suitable replacements for any key employees who leave the combined company or to offer employment to potential replacements on reasonable terms.

Certain of Territorial’s directors and executive officers have interests in the Merger that may differ from the interests of Territorial stockholders.

Territorial stockholders should be aware that some of Territorial’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of the other Territorial stockholders generally. These interests and arrangements may create potential conflicts of interest. The

Territorial Board of Directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the Merger Agreement and in recommending that Territorial stockholders vote in favor of adopting and approving the Merger Agreement.

For a more complete description of these interests, see the section entitled “The Merger—Interests of Territorial’s Directors and Executive Officers in the Merger”.

Termination of the Merger Agreement could negatively impact Hope or Territorial.

If the Merger Agreement is terminated, there may be various adverse consequences and Territorial and/or Hope may experience negative reactions from the financial markets and from their respective customers and employees. For example, Hope’s or Territorial’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the Merger, without realizing any of the anticipated benefits of completing the Merger. Additionally, if the Merger Agreement is terminated, the market price of Hope common stock or Territorial common stock could decline to the extent that the current market prices reflect a market assumption that the Merger will be completed. If the Merger Agreement is terminated under certain circumstances, Territorial may be required to pay Hope a termination fee of $3,000,000.

The Merger Agreement limits Territorial’s ability to pursue alternative Acquisition Proposals, requires Territorial to pay a termination fee of $3,000,000 under limited circumstances, including circumstances relating to Acquisition Proposals, and may discourage other companies from trying to acquire Territorial.

The Merger Agreement prohibits Territorial from initiating, soliciting, knowingly encouraging or knowingly facilitating certain alternative third-party Acquisition Proposals. See the section entitled “The Merger Agreement—Agreement Not to Solicit Other Offers”. The Merger Agreement also provides that Territorial will be required to pay a termination fee to Hope in the amount of $3,000,000 in the event that the Merger Agreement is terminated under certain circumstances, including an adverse recommendation change by the Territorial Board of Directors. See the section entitled “The Merger Agreement—Termination Fee”. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Territorial from considering or proposing such an acquisition.

The ability of Hope and Territorial to complete the Merger is subject to the satisfaction (or waiver by the parties) of the closing conditions set forth in the Merger Agreement, some of which are outside of the parties’ control.

The Merger Agreement contains a number of conditions that must be fulfilled in order to complete the Merger. Those conditions include, but are not limited to: approval of the Merger Agreement and the Merger by Territorial stockholders, receipt of all required Regulatory Authorizations, absence of any law, statute or regulation, or any order, injunction or other legal restraint or prohibition preventing the completion of the Merger, effectiveness of the registration statement of which this proxy statement/prospectus is a part, the accuracy of the representations and warranties of both parties (subject to applicable materiality qualifiers), and the performance, in all material respects, by both parties of their respective covenants and agreements. See the section entitled “The Merger Agreement—Conditions to Completion of the Merger” for a more complete discussion of the conditions to the completion of the Merger. These conditions to the closing of the Merger may not be fulfilled in a timely manner, or at all, and, accordingly, the Merger may not be completed. In addition, the parties can mutually decide to terminate the Merger Agreement at any time, before or after stockholder approval, or Hope or Territorial may elect to terminate the Merger Agreement in certain other circumstances.

Hope and Territorial will be subject to business uncertainties and contractual restrictions while the Merger is pending, which could disrupt Hope’s and Territorial’s relationships with their customers, business partners and others, as well as their operating results and business generally.

Whether or not the Merger is ultimately consummated, uncertainty about the effect of the Merger on employees and customers may have an adverse effect on Hope and Territorial and, consequently, the combined company. These uncertainties may impair Hope’s and Territorial’s ability to attract, retain and motivate key personnel until the Merger is completed, and could cause customers and others that deal with Hope or Territorial to seek to change existing business relationships with Hope or Territorial, respectively. Retention of certain employees by Territorial and Hope may be challenging while the Merger is pending, as certain employees may experience uncertainty about their future roles with the combined company. If key employees depart because of issues relating to the uncertainty and difficulty of integration, or a desire not to remain with Territorial or Hope and, ultimately, the combined company, the combined company’s business could be harmed. In addition, subject to certain exceptions, Territorial and Hope has each agreed to operate its business in the ordinary course and use commercially reasonable efforts to preserve its business organization, employees and business relationships prior to closing. See the section entitled “The Merger Agreement—Covenants and Agreements” for a description of the restrictive covenants applicable to Territorial and Hope.

The shares of Hope common stock to be received by Territorial stockholders as a result of the Merger will have different rights from the shares of Territorial common stock.

In the Merger, Territorial stockholders will become Hope stockholders and their rights as Hope stockholders will be governed by Delaware law and the governing documents of Hope following the Merger. The rights associated with Hope common stock are different from the rights associated with Territorial common stock. See the section entitled “Comparison of Stockholders’ Rights” for a discussion of the different rights associated with Hope common stock.

Territorial and Hope are expected to incur significant costs related to the Merger and integration. If the Merger is not completed, Hope and Territorial will have incurred substantial expenses without realizing the expected benefits of the Merger.

Each of Hope and Territorial has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the Merger Agreement. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, filing fees and other regulatory fees, printing costs and other related costs. Some of these costs are payable by either Territorial or Hope regardless of whether or not the Merger is completed. If the Merger is not completed, Hope and Territorial would have to recognize these expenses without realizing the expected benefits of the Merger.

The future results of the combined company following the Merger may suffer if the combined company does not effectively manage its expanded operations.

Following the Merger, the size of the business of the combined company will increase beyond the current size of either Hope’s or Territorial’s businesses. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. The combined company may also face increased scrutiny from governmental authorities as a result of the increased size of its business and the Merger. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, revenue enhancement or other benefits currently anticipated from the Merger.

Territorial stockholders will have a reduced ownership and voting interest in the combined company after the Merger and will exercise less influence over management, as compared to their ownership and voting interests in Territorial.

Territorial stockholders currently have the right to vote in the election of the Territorial Board of Directors and on other matters affecting Territorial. Upon completion of the Merger, each Territorial stockholder who receives shares of Hope common stock will become a Hope stockholder, with a percentage ownership of Hope that is smaller than such stockholder’s current percentage ownership of Territorial. Based on the number of shares of Territorial common stock outstanding on April 26, 2024, the date of the Merger Agreement, and the shares of Hope common stock expected to be issued in the Merger, the Territorial stockholders as a group will receive shares in the Merger constituting approximately 5.6% of the outstanding shares of Hope common stock immediately after the Merger, and current Hope stockholders as a group will own approximately 94.4% of the outstanding shares of Hope common stock immediately after the Merger. Because of this, Territorial stockholders may have less influence on the management and policies of the combined company than they now have on the management and policies of Territorial.

Issuance of shares of Hope common stock in connection with the Merger may adversely affect the market price of Hope common stock.

In connection with the payment of the merger consideration, Hope expects to issue approximately 7.2 million shares of Hope common stock to Territorial stockholders. The issuance of these new shares of Hope common stock may depress or result in fluctuations in the market price of Hope common stock, including a stock price decrease.

The opinion received by the Territorial Board of Directors from Territorial’s financial advisor prior to the execution of the Merger Agreement does not reflect any changes in circumstances that may have occurred since the date of such opinion.

The opinion of KBW was rendered to the Territorial Board of Directors on, and dated, April 26, 2024. Changes in the operations and prospects of Territorial, general market and economic conditions and other factors which may be beyond the control of Hope and Territorial may have altered the value of Hope and/or Territorial or the market prices of shares of Hope common stock and/or Territorial common stock as of the date of this proxy statement/prospectus, or may alter such value and market prices by the time the Merger is completed. The opinion from KBW, dated April 26, 2024, does not speak as of any date other than the date of such opinion.

Stockholder litigation could prevent or delay the completion of the Merger or otherwise negatively impact the business and operations of Hope and Territorial.

Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Stockholders of Territorial may file lawsuits against Hope, Territorial and/or the directors and officers of either company in connection with the Merger. One of the conditions to the closing is that no order, injunction or decree issued by any court, agency or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting Hope or Territorial defendants from completing the Merger or any of the other transactions contemplated by the Merger Agreement, then such injunction may delay or prevent the effectiveness of the Merger and could result in significant costs to Hope and/or Territorial, including any cost associated with the indemnification of directors and officers of each company. Hope and Territorial may incur costs in connection with the defense or settlement of any stockholder lawsuits filed in connection with the Merger. Such litigation could have an adverse effect on the financial condition and results of operations of Hope and Territorial and could prevent or delay the completion of the Merger.

Territorial stockholders will not have appraisal or dissenters’ rights in the Merger.

Appraisal or dissenters’ rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. Pursuant to Maryland law, holders of Territorial common stock will not be entitled to dissenters’ or appraisal rights in the Merger with respect to their shares of Territorial common stock.

COMPARATIVE MARKET PRICES

The following table shows the closing prices of Hope common stock and Territorial common stock as reported on April 26, 2024, the last trading day before the date of public announcement of the Merger, and on     , 2024, the last practicable trading day before the date this proxy statement/prospectus was printed and mailed. This table also presents the pro forma equivalent per share value of a share of Territorial common stock on those dates. The pro forma equivalent per share value was calculated by multiplying the closing price of Hope common stock on those dates by 0.8048, the Exchange Ratio in the Merger.

	Hope common stock		Territorial common stock		Pro Forma equivalent value of one share of Territorial common stock
April 26, 2024		$10.96		$7.07		$8.82
, 2024	$		$		$

The market price of Hope common stock will fluctuate between the date of this proxy statement/prospectus and the completion of the Merger. Consequently, the total dollar value of the Hope common stock that you will receive upon completion of the Merger may be significantly higher or lower than its value as of the date of this proxy statement/prospectus. We advise you to obtain current market quotations for Hope common stock and Territorial common stock. We can provide no assurance as to future prices of Hope common stock or Territorial common stock.

INFORMATION ABOUT THE TERRITORIAL SPECIAL MEETING

This section contains information for holders of Territorial common stock about the special meeting that Territorial has called to allow holders of Territorial common stock to consider and vote on the Merger Agreement and other related matters. This proxy statement/prospectus is accompanied by a notice of the special meeting of holders of Territorial common stock and a form of proxy card that the Territorial Board of Directors is soliciting for use by the holders of Territorial common stock at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of the Special Meeting

The special meeting will be held in a virtual-only format on Thursday, October 10, 2024 at 8:30 a.m., Hawaii Time, at www.virtualshareholdermeeting.com/TBNK2024SM.

Purpose of the Territorial Special Meeting

At the special meeting, Territorial stockholders will be asked to consider and vote upon the following proposals:

•	the Merger Proposal;

•	the Compensation Proposal; and

•	the Adjournment Proposal.

Recommendation of the Territorial Board of Directors

The Territorial Board of Directors unanimously recommends that Territorial stockholders vote “FOR” the Merger Proposal, “FOR” the Compensation Proposal, and “FOR” the Adjournment Proposal.

Record Date; Shares Entitled to Vote

The record date for the Territorial special meeting is August 14, 2024. All holders of Territorial common stock who held shares at the close of business on the record date for the special meeting are entitled to receive notice of, and to vote at, the Territorial special meeting. Each holder of Territorial common stock is entitled to cast one vote on each matter voted on at the special meeting for each share of Territorial common stock that such holder owned of record as of the record date. As of the close of business on the record date for the Territorial special meeting, there were 8,832,210 outstanding shares of Territorial common stock.

Quorum

A majority of the voting power of the outstanding shares entitled to vote at the meeting, present virtually or represented by proxy, shall constitute a quorum for the transaction of business. If you return a valid proxy card or attend the special meeting virtually, your shares will be counted for determining whether there is a quorum, even if you abstain from voting. Broker non-votes also will be counted for determining the existence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares of Territorial common stock for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Vote Required; Treatment of Abstentions and Failure to Vote

1.	Merger proposal

•	Standard: Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the shares of Territorial outstanding and entitled to vote.

•

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card, or fail to instruct your bank, broker or other nominee with respect to the Merger Proposal, it will have the same effect as a vote “AGAINST” the proposal.

2.	Compensation Proposal

•	Standard: Approval of the Compensation Proposal requires the affirmative vote of a majority of the votes cast by Territorial stockholders.

•

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card, or fail to instruct your bank, broker or other nominee with respect to the Merger Proposal, it will have no effect on the outcome of the proposal.

3.	Adjournment proposal

•	Standard: Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by Territorial stockholders.

•

Effect of abstentions and broker non-votes: If you fail to vote, mark “ABSTAIN” on your proxy card, or fail to instruct your bank, broker or other nominee with respect to the Adjournment Proposal, it will have no effect on the outcome of the proposal.

Attending the Special Meeting

Only stockholders as of the close of business on August 14, 2024 (or their authorized representatives) will be allowed to participate in the Territorial special meeting online. The link to the virtual meeting will be: www.virtualshareholdermeeting.com/TBNK2024SM. To participate in the meeting online, stockholders will need the 16-digit control number included on their proxy card or voting instruction form.

If you own your shares through a bank, broker, or other nominee, please review the materials sent to you by that firm to find your 16-digit control number.

Voting of Proxies

A holder of Territorial common stock may vote by proxy or virtually at the Territorial special meeting. If you hold your shares of Territorial common stock in your name as a holder of record, to submit a proxy, you, as a holder of Territorial common stock, may use one of the following methods:

•	By telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions.

•	Through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.

•	By mail: by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.

If you intend to submit your proxy by telephone or via the Internet, you must do so by 11:59 p.m., Eastern Time, on the day before the special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the special meeting.

If a holder’s shares are held in “street name” by a bank, broker, or other nominee, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the Internet.

Even if you plan to attend the Territorial special meeting virtually, we recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the special meeting.

Delivery of Proxy Materials

As permitted by applicable law, only one copy of this proxy statement/prospectus is being delivered to Territorial stockholders residing at the same address, unless such Territorial stockholders have notified Territorial of their desire to receive multiple copies of the proxy statement/prospectus.

Territorial will promptly deliver, upon oral or written request, a separate copy of the proxy statement/prospectus to any Territorial stockholder residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to Territorial’s proxy solicitor, Laurel Hill Advisory Group, at 2 Robbins Lane, Suite 201, Jericho, New York 11753; telephone: (888) 742-1305.

How to Revoke Your Proxy

If you are the record holder of your shares, you may revoke your proxy in any of the following ways:

•	Re-submitting your vote via the Internet or by telephone, by 11:59 p.m., Eastern Time, on October 9, 2024;

•	Submitting another properly completed proxy card bearing a later date which is received prior to the meeting date;

•	Attending the special meeting virtually, notifying the corporate secretary and voting by ballot at the special meeting; or

•

Submitting a written notice that you are revoking your proxy. The notice must be sent to 1003 Bishop Street, Pauahi Tower, Suite 500, Honolulu, Hawaii 96813, Attention: Corporate Secretary, and must be received before your Territorial common stock has been voted at the special meeting.

If your shares are held by a broker, bank, or other nominee, you should contact your broker, bank, or other nominee to change your vote.

Participants in the Territorial 401(k) Plan may revoke their instructions to the Territorial 401(k) Plan trustee with respect to voting of the shares of Territorial common stock held in their Territorial 401(k) Plan account by submitting to the Territorial 401(k) Plan trustee another signed instruction card bearing a later date, provided that such new instruction card must be received by the Territorial 401(k) Plan trustee on or prior to the last date for submission of such instructions with respect to the Territorial special meeting designated in the separate voting instructions provided by the Territorial 401(k) Plan trustee.

Participants in the Territorial ESOP may revoke their instructions to the Territorial ESOP trustee with respect to voting of the shares of Territorial common stock held in their Territorial ESOP account by submitting to the Territorial ESOP trustee another signed instruction card bearing a later date, provided that such new instruction card must be received by the Territorial ESOP trustee on or prior to the last date for submission of such instructions with respect to the Territorial special meeting designated in the separate voting instructions provided by the Territorial ESOP trustee.

Proxy Solicitation

Territorial is soliciting your proxy. Territorial will pay for this proxy solicitation. In addition to soliciting proxies by mail, Laurel Hill Advisory Group, a proxy solicitation firm, will assist Territorial in soliciting proxies for the Territorial special meeting. Territorial will pay Laurel Hill Advisory Group a fee of $7,500 plus out-of-pocket expenses and charges for telephone calls made and received in connection with the solicitation. Additionally, directors, officers and employees of Territorial and Territorial Savings Bank may solicit proxies personally and by telephone. None of these persons will receive additional or special compensation for soliciting proxies. Territorial will, upon request, reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

TERRITORIAL PROPOSALS

PROPOSAL NO. 1

MERGER PROPOSAL

Territorial is asking its stockholders to approve and adopt the Merger Agreement, and to approve the Merger. Territorial stockholders should read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the Merger Agreement, the Merger and the Bank Merger. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

After careful consideration, the Territorial Board of Directors determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable and in the best interests of Territorial and its stockholders and unanimously approved and adopted the Merger Agreement, the Merger, the Bank Merger, and the other transactions contemplated by the Merger Agreement. See “The Merger—Territorial’s Reasons for the Merger; Recommendation of the Territorial Board of Directors” beginning on page 74 for a more detailed discussion of the recommendation of the Territorial Board of Directors.

Approval of the Merger Proposal requires the presence of a quorum and the affirmative vote of the holders a majority of the common stock outstanding and entitled to vote. Abstentions and broker non-votes will have the same effect as a vote against this proposal.

The Territorial Board of Directors unanimously recommends a vote “FOR” the Merger Proposal.

PROPOSAL NO. 2

COMPENSATION PROPOSAL

As required by Item 402(t) of Regulation S-K and Regulation 14A of the Securities Exchange Act of 1934, as amended, Territorial is providing its stockholders with the opportunity to cast an advisory, non-binding vote on the compensation that may become payable to its named executive officers in connection with the completion of the Merger, as disclosed in the section of this proxy statement/prospectus entitled “The Merger—Interests of Territorial’s Directors and Executive Officers in the Merger”, beginning on page 91 of this proxy statement/prospectus, and the related table and narratives.

Territorial believes that the information regarding compensation that may become payable to its named executive officers in connection with the completion of the Merger is reasonable and demonstrates that Territorial’s executive compensation program was designed appropriately and structured to ensure the retention of talented executives and a strong alignment with the long-term interests of Territorial stockholders. This vote is not intended to address any specific item of compensation, but rather the overall compensation that may become payable to Territorial’s named executive officers in connection with the completion of the Merger. In addition, this vote is separate and independent from the vote of stockholders to approve the Merger Proposal.

Territorial asks that its stockholders vote “FOR” the following resolution:

RESOLVED, that the compensation that may become payable to Territorial’s named executive officers in connection with the completion of the Merger, as disclosed in the section entitled “The Merger—Interests of Territorial’s Directors and Executive Officers in the Merger”, beginning on page 91 of this proxy statement/prospectus, and the related tables and narrative, is hereby APPROVED.

Approval of this proposal is not a condition to the completion of the Merger. Additionally, this vote is advisory and, therefore, it will not be binding on Territorial, nor will it overrule any prior decision or require the Territorial Board of Directors (or any committee thereof) to take any action. Accordingly, the Merger-related compensation will be paid to Territorial’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and other contractual arrangements even if Territorial stockholders do not approve the proposals to approve the Merger-related executive compensation.

Approval of the Territorial Compensation Proposal requires the presence of a quorum and the affirmative vote of a majority of the votes cast on the proposal. Abstentions and broker non-votes will have no effect on the outcome of voting on this proposal.

The Territorial Board of Directors unanimously recommends that Territorial stockholders vote “FOR” the approval of the Compensation Proposal.

PROPOSAL NO. 3

ADJOURNMENT PROPOSAL

Territorial is submitting a proposal for consideration at the special meeting to authorize the named proxies to authorize the Territorial Board of Directors to adjourn or postpone the special meeting, if necessary, to permit further solicitation of proxies in favor of the Merger Proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Territorial stockholders. Even though a quorum may be present at the Territorial special meeting, it is possible that Territorial may not have received sufficient votes to approve the Merger Proposal by the time of the meeting. In that event, the Territorial Board of Directors would need to adjourn the Territorial special meeting in order to solicit additional proxies. This proposal relates only to authorization of the Territorial Board of Directors to adjourn or postpone the special meeting, if necessary, to permit further solicitation of proxies in favor of the Merger Agreement proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Territorial stockholders. If the Territorial special meeting is adjourned to a date not more than 120 days after the original record date, Territorial is not required to give notice of the time and place of the adjourned meeting. Territorial may also postpone the special meeting to a date not more than 120 days after the original record date. Notice of the date, time and place to which the special meeting is postponed must be given not less than ten days prior to such date.

Approval of the Adjournment Proposal requires the presence of a quorum and the affirmative vote of a majority of the votes cast on the proposal. Abstentions and broker non-votes will have no effect on the outcome of voting on this proposal.

The Territorial Board of Directors unanimously recommends that Territorial stockholders vote “FOR” authorization of the Territorial Board of Directors to adjourn or postpone the Territorial special meeting, if necessary, to permit further solicitation of proxies in favor of the Merger Proposal or to ensure that any supplement or amendment to the proxy statement/prospectus is timely provided to Territorial stockholders.

INFORMATION ABOUT HOPE BANCORP, INC.

Hope is a bank holding company headquartered in Los Angeles, California. Hope was incorporated in Delaware in 2000. Hope offers commercial and retail banking loan and deposit products through its wholly-owned subsidiary, Bank of Hope, a California state-chartered bank. From its roots as a Korean-American focused bank, it has grown to be one of the largest independent commercial banks headquartered in California and serve a multi-ethnic population of customers around the United States. Hope’s network of branches and loan production offices includes locations in California, New York, Texas, Washington, Illinois, New Jersey, Virginia, Georgia, Florida, Alabama, Colorado, and Oregon and includes a representative office in Seoul, South Korea.

Hope’s principal business activities are conducted through Bank of Hope and primarily consist of earning interest on loans and investment securities, which are primarily funded by customer deposits and other borrowings. Operating revenues consist of the difference between interest received and interest paid, gains and losses on the sale of financial assets, and fees earned for financial services provided to its customers. Interest rates are highly sensitive to many factors that are beyond Hope’s control, such as general economic conditions, new legislation and the policies of various governmental and regulatory authorities. Although Hope’s business may vary with local and national economic conditions, such variations are not generally seasonal in nature.

Hope offers a full suite of commercial, corporate and consumer loan, deposit and fee-based products and services, including commercial and commercial real estate lending, Small Business Administration lending, residential mortgage and other consumer lending, treasury management services, foreign currency exchange solutions, interest rate risk hedging products, and other and international trade financing, among others. Hope’s website at www.bankofhope.com offers internet banking services and applications in both English and Korean.

Hope’s common stock is traded on the Nasdaq Global Select Market under the symbol “HOPE”. The principal executive offices of Hope are located at 3200 Wilshire Blvd., Suite 1400, Los Angeles, California 90010, and its telephone number is (213) 639-1700.

INFORMATION ABOUT TERRITORIAL BANCORP INC.

Territorial is a savings and loan holding company that is headquartered in Honolulu, Hawaii. Territorial was formed as a Maryland corporation in 2008. Territorial operates primarily through its wholly owned subsidiary, Territorial Savings Bank. Territorial provides loan and deposit products and services primarily to individual customers through 28 branches located throughout Hawaii as of June 30, 2024. At June 30, 2024, Territorial had consolidated assets of $2.2 billion, consolidated deposits of $1.6 billion, and consolidated stockholders’ equity of $249.2 million.

Territorial Savings Bank’s business consists primarily of accepting deposits from the general public and investing those deposits, together with funds generated from operations and borrowings, in one- to four-family residential mortgage loans and investment securities. To a much lesser extent, Territorial Savings Bank also originates home equity loans and lines of credit, construction, commercial and other nonresidential real estate loans, consumer loans, multi-family mortgage loans, and other loans. Territorial Savings Bank offers a variety of deposit accounts, including passbook and statement savings accounts, certificates of deposit, money market accounts, commercial and regular checking accounts, and Super NOW accounts.

Territorial’s common stock is traded on the Nasdaq Global Select Market under the symbol “TBNK”. The principal executive offices of Territorial are located at 1003 Bishop Street, Pauahi Tower, Suite 500, Honolulu, Hawaii 96813, and its telephone number is (808) 946-1400.

DESCRIPTION OF BUSINESS OF TERRITORIAL BANCORP INC.

Market Area

Territorial conducts business from its corporate offices and from its 28 full-service branch offices located throughout the State of Hawaii.

The largest sector of Hawaii’s economy is the visitor industry. In August 2023, wildfires on Maui caused tremendous economic damage, including damaging or destroying more than 2,300 structures. Lahaina was one of the most popular tourist destinations on Maui and many historical sites, businesses and visitor accommodations were damaged or destroyed. Although the visitor industry had been impacted by the Maui wildfires, it has recovered faster than economists had anticipated. The Hawaii Tourism Authority reported that total visitors were 9.6 million in 2023, a 4.4% increase compared to 9.2 million in 2022. Total visitor spending in 2023 totaled $20.8 billion, a 5.5% increase compared to $19.7 billion in 2022. Most of the visitors to the state in 2023 were from the continental United States.

Public sector construction projects continue to provide large scale jobs such as renovations and expansions of airports, roads and public utilities, including the Honolulu rail project. Residential construction is expected to continue to grow and expand to meet Maui’s rebuilding needs and a continued strong demand for homes on all islands.

Federal spending is the second largest contributor to Hawaii’s economy and accounts for 8.9% of the state’s gross domestic product. In December 2023, the U.S. Senate and U.S. House approved a new defense spending bill that includes $1.6 billion for infrastructure projects in Hawaii. Hawaii is expected to continue to play a major role in any future U.S. military plans because of Hawaii’s central location in the Pacific region and emerging threats to national defense from North Korea and China.

The number of single-family homes sold on the island of Oahu, the largest real estate market in Hawaii, totaled 2,560 units in 2023, a decrease of 26.3% compared to sales in 2022. The median price paid on Oahu for a single-family home in 2023 was $1.1 million, a decrease of 5.0% compared to the median price in 2022. The number of condominium sales, a notable portion of the overall housing market, totaled 4,573 units in 2023, a decrease of 28.0% compared to sales in 2022. The median price paid on Oahu for condominiums in 2023 was $509,000, a decrease of 0.3% compared to the median price in 2022. The activity in the single-family and condominium market has slowed down due to high mortgage rates and home prices and a lack of inventory as homeowners who have relatively low rates on their existing mortgage are reluctant to sell their homes.

Maui County is the second largest real estate market in Hawaii. Sales of existing single-family homes on Maui totaled 729 units in 2023, a 28.7% decrease compared to the number of units sold in 2022. The median price paid for a single-family home in Maui County in 2023 was $1.2 million, an increase of 8.6% compared to the median price in 2022. The number of condominium sales totaled 969 units in 2023, a decrease of 36.3% compared to the number of units sold in 2022. The median price paid in Maui County for condominiums in 2023 was $833,000, a 7.4% increase compared to the median price in 2022. The median price of single-family homes and condominium prices in Maui County continued to rise in 2023 because of the strong demand for housing and stress on the existing inventory of homes available for sale due to the wildfires.

Competition

Territorial faces intense competition in its market area both in making loans and attracting deposits. Territorial competes with commercial banks, savings institutions, mortgage brokerage firms, credit unions, finance companies, Fintech, mutual funds, insurance companies, and investment banking firms. Some of Territorial’s competitors have greater name recognition and market presence that benefit them in attracting business and offer certain services that Territorial does not or cannot provide.

Territorial’s deposit sources are primarily concentrated in the communities surrounding its banking offices, located in all four counties in the State of Hawaii. As of June 30, 2023 (the latest date for which information is publicly available), Territorial ranked fifth in FDIC insured deposit market share in the State of Hawaii (out of 13 banks and thrift institutions with offices in Hawaii), with a 2.9% market share. As of that date, Territorial’s largest market share was in the County of Hawaii, where it ranked fifth in deposit market share (out of eight banks and thrift institutions with offices in the County) with a 4.4% market share.

Lending Activities

Territorial’s primary lending activity is the origination of one- to four-family residential mortgage loans. To a much lesser extent, Territorial also originates home equity loans and lines of credit, construction, commercial and other nonresidential real estate loans, consumer loans, multi-family mortgage loans and commercial business loans.

One- to Four-Family Residential Mortgage Loans. At June 30, 2024, $1.3 billion, or 97.1% of Territorial’s total loan portfolio, consisted of one- to four-family residential mortgage loans. Territorial offers conforming, fixed-rate and adjustable-rate residential mortgage loans with maturities generally up to 30 years. Historically, there has been little demand for adjustable-rate mortgage loans in its market area.

One- to four-family residential mortgage loans are generally underwritten according to Freddie Mac guidelines, and Territorial refers to loans that conform to such guidelines as “conforming loans”. Territorial generally originates both fixed- and adjustable-rate mortgage loans in amounts up to the maximum conforming loan limits as established by the Federal Housing Finance Agency, which is $1,149,825 for single-family homes located in the State of Hawaii for 2024. Territorial also originates loans above this amount, which are referred to as “jumbo loans”. Territorial generally originates fixed-rate jumbo loans with terms of up to 30 years. Territorial has not originated significant amounts of adjustable-rate jumbo loans in recent years due to customer preference for fixed-rate loans in its market area. Territorial generally underwrites jumbo loans in a manner similar to conforming loans. Jumbo loans are not uncommon in its market area.

Territorial may originate loans with loan-to-value ratios in excess of 80%, up to and including a loan-to-value ratio of 100%. Territorial generally requires private mortgage insurance for loans with loan-to-value ratios in excess of 80%. During the six months ended June 30, 2024, it did not originate any one- to four-family mortgage residential mortgage loans with loan-to-value ratios in excess of 80%. During the year ended December 31, 2023, it originated $1.5 million of one- to four-family residential mortgage loans with loan-to-value ratios in excess of 80%. Territorial offers a variety of credit programs for low- to moderate-income and first-time home purchasers. These include its first time home purchaser program, where the borrower will receive up to a 50 basis point reduction in points charged in connection with the loan. Territorial also originates first mortgage loans to lower-income individuals who reside in rural census tracts where the U.S. Department of Agriculture will issue a second mortgage and complete the underwriting of the loan, subject to its review before origination. Territorial also offers both Federal Housing Administration (FHA) and Veterans Administration (VA) fixed-rate loans.

Other than its loans for the construction of one- to four-family residential mortgage loans (described under “—Nonresidential Real Estate Loans” below), Territorial currently does not originate new “interest only” mortgage loans on one- to four-family residential properties (where the borrower pays interest for an initial period, after which the loan converts to a fully amortizing loan). Territorial also does not offer loans that provide for negative amortization of principal, such as “Option ARM” loans, where the borrower can pay less than the interest owed on their loan, resulting in an increased principal balance during the life of the loan. Territorial does not offer “subprime loans” (loans that generally target borrowers with weakened credit histories typically characterized by payment delinquencies, previous charge-offs, judgments, bankruptcies, or borrowers with questionable repayment capacity as evidenced by low credit scores or high debt-burden ratios) or Alt-A loans (traditionally defined as nonconforming loans having less than full documentation).

Nonresidential Real Estate Loans. Territorial’s nonresidential real estate loans consist primarily of commercial real estate loans and construction loans for residential real estate projects. These loans totaled $12.5 million, or 1.0% of its loan portfolio as of June 30, 2024. The commercial real estate properties primarily include owner-occupied light industrial properties. Territorial generally seeks to originate commercial real estate loans with initial principal balances of $1.0 million or less. Loans secured by commercial real estate totaled $8.4 million, or 0.6%, of its total loan portfolio at June 30, 2024, and consisted of ten loans outstanding with an average loan balance of approximately $842,000. All of its nonresidential real estate loans are secured by properties located in its primary market area. At June 30, 2024, its largest commercial real estate loan had a principal balance of $2.6 million and was secured by real property and improvements utilized as an office building. During the COVID-19 pandemic, this loan was modified to allow for the deferral of six months of interest to the maturity date of the loan in 2030. This loan was performing in accordance with its modified loan terms at June 30, 2024.

Commercial real estate loans generally carry higher interest rates and have shorter terms than one- to four- family residential mortgage loans. Commercial real estate loans, however, entail greater credit risks compared to one- to four-family residential mortgage loans, as they typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. In addition, the payment of loans secured by income-producing properties typically depends, in large part, on sufficient income from the property to cover operating expenses and debt service. Changes in economic conditions that are not in the control of the borrower or lender could affect the value of the collateral for the loan or the future cash flow of the property. Additionally, any decline in real estate values may be more pronounced for commercial real estate than for residential properties.

Territorial also originates a limited amount of construction loans to experienced developers, almost exclusively for the construction of residential real estate projects. Construction loans are also made to individuals for the construction of their personal residences. Construction loans to individuals are generally “interest-only” loans during the construction period, and convert to permanent, amortizing loans following the completion of construction. At June 30, 2024, construction loans totaled $2.3 million, or 0.2% of total loans receivable. At June 30, 2024, the additional unadvanced portion of these construction loans totaled $690,000.

Construction financing generally involves greater credit risk than long-term financing on improved, owner- occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction cost is inaccurate, Territorial may be required to advance additional funds beyond the amount originally committed in order to protect the value of the property. Moreover, if the estimated value of the completed project is inaccurate, the borrower may hold a property with a value that is insufficient to assure full repayment of the construction loan upon the sale of the property. In the event Territorial makes a land acquisition loan on property that is not yet approved for the planned development, there is the risk that approvals will not be granted or will be delayed. Territorial currently does not have any land acquisition development and construction loans. Construction loans also expose Territorial to the risk that improvements will not be completed on time in accordance with specifications and projected costs. In addition, the ultimate sale or rental of the property may not occur as anticipated.

Loan Originations, Purchases, Sales and Servicing. All mortgage loans that Territorial originates are underwritten pursuant to its policies and procedures, which incorporate standard Freddie Mac underwriting guidelines. Territorial originates both adjustable-rate and fixed-rate loans. However, in its market area, customer demand is primarily for fixed-rate loans. Territorial’s loan origination and sales activity may be adversely affected by a rising interest rate environment that typically results in decreased loan demand. Most of its one- to four-family residential mortgage loan originations are generated by its branch managers and employees located in its banking offices and its additional commissioned loan officers located in its corporate headquarters. Territorial also advertises throughout its market area. Territorial also receives loans from mortgage brokers, mortgage bankers and other financial institutions that work with its staff to process and close these loans. Territorial underwrites and approves all of these loans. Territorial also obtains mortgage loan applications and refer these applications to other financial institutions and mortgage bankers for a fee. Mortgage loan applications are referred to other financial institutions and mortgage bankers because these companies may not require a full- appraisal of the property being mortgaged as Territorial does, may offer better loan terms and may be able to close the loan faster. In addition, Territorial may decide to refer the loan application to another company because it does not want to add a loan with the applicable type of credit quality or collateral to its loan portfolio. During the six months ended June 30, 2024, Territorial referred $772,000 of mortgage loans to other financial institutions and mortgage bankers and received fees of $4,000, and during 2023, it referred $8.1 million of such loans and received fees of $86,000.

Territorial sells loans to assist it in managing interest rate risk. Territorial sold residential mortgage loans held for sale (all fixed-rate loans, with terms of ten years or longer) with principal balances of $827,000 and $5.4 million during the years ended December 31, 2023 and 2022, respectively. Territorial did not sell any residential mortgage loans during the six months ended June 30, 2024. Territorial had one loan for $312,000 classified as held for sale at June 30, 2024 and had no loans classified as held for sale at December 31, 2023 or 2022.

Territorial sells its loans without recourse, except for normal representations and warranties provided in sales transactions. Territorial primarily sells loans on a servicing released basis where servicing is transferred to a third party at the time the loan is sold. At June 30, 2024 and December 31, 2023, Territorial was servicing loans owned by others with a principal balance of $32.1 million and $33.2 million, respectively. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent borrowers, supervising foreclosures and property dispositions in the event of unremedied defaults, making certain insurance and tax payments on behalf of the borrowers, and generally administering the loans. Territorial retains a portion of the interest paid by the borrower on the loans it services as consideration for its servicing activities. For the six months ended June 30, 2024 and the year ended December 31, 2023, Territorial received servicing fees of $43,000 and $91,000, respectively. At June 30, 2024 and December 31, 2023, substantially all of the loans serviced for Freddie Mac and Fannie Mae were performing in accordance with their contractual terms and Territorial believes that there are no material repurchase obligations associated with these loans.

Loan Approval Procedures and Authority. Territorial’s lending activities follow written, nondiscriminatory underwriting standards and loan origination procedures established by the Territorial Board of Directors. The loan approval process is intended to assess the borrower’s ability to repay the loan and value of the property that will secure the loan. To assess the borrower’s ability to repay, Territorial reviews the borrower’s employment and credit history and information on the historical and projected income and expenses of the borrower.

Territorial’s policies and loan approval limits are established by the Territorial Board of Directors. Aggregate lending relationships in amounts up to $5.0 million can be approved by designated individual officers or officers acting together with specific lending approval authority. Relationships in excess of $5.0 million require the approval of the Loan Committee of the Territorial Board of Directors.

Territorial Savings Bank also uses automated systems to underwrite one- to four-family residential mortgage loans up to the maximum conforming loan limits as established by the Federal Housing Finance Agency, which is $1,149,825 in the State of Hawaii for 2024. Territorial generally requires appraisals of all real property securing one- to four-family residential real estate loans, and on property securing home equity loans and lines of credit. All appraisers are licensed appraisers and all third-party appraisers are approved by the Territorial Board of Directors annually.

Investments

The Territorial Board of Directors has primary responsibility for establishing and overseeing its investment policy. The Territorial Board of Directors has delegated authority to implement the investment policy to its Investment Committee, consisting of its President and Chief Executive Officer, its Vice Chairman and Co-Chief Operating Officer, its Executive Vice President and Chief Financial Officer, its Executive Vice President of

Finance, and its Vice President and Senior Treasury Analyst. The investment policy is reviewed at least annually by the Investment Committee, and any changes to the policy are subject to approval by the full Territorial Board of Directors. The overall objectives of the investment policy are to maintain a portfolio of high quality and diversified investments to maximize interest income over the long term and to minimize risk, to provide collateral for borrowings, to provide additional earnings when loan production is low, and to reduce its tax liability. The policy dictates that investment decisions give consideration to the safety of principal, liquidity requirements and potential returns. Territorial’s Executive Vice President and Chief Financial Officer executes its securities portfolio transactions as directed by the Investment Committee. All purchase and sale transactions are reported to the Territorial Board of Directors on a monthly basis.

Territorial’s current investment policy permits investments in securities issued by the United States Government as well as mortgage-backed securities and direct obligations of Fannie Mae, Freddie Mac, and Ginnie Mae. The investment policy also permits, with certain limitations, investments in certificates of deposit, bank-owned life insurance, collateralized mortgage obligations, municipal securities, and stock in the Federal Home Loan Bank (FHLB) and the Federal Reserve Bank (FRB). Territorial purchases stock in the FHLB in order to obtain services such as demand deposit accounts, certificates of deposit, security safekeeping services, and borrowings in the form of advances. As a member of the Federal Reserve System, Territorial is required to hold stock in the FRB.

Territorial’s current policies do not permit hedging activities, such as engaging in futures, options or swap transactions, or investing in high-risk mortgage derivatives, such as collateralized mortgage obligation residual interests, real estate mortgage investment conduit residual interests, or stripped mortgage-backed securities. As of June 30, 2024 and December 31, 2023, Territorial held no asset-backed securities other than mortgage-backed securities. As a state savings bank, Territorial Savings Bank is not permitted to invest in equity securities.

The Investments — Debt and Equity Securities topic of the Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) requires that, at the time of purchase, Territorial designates a security as either held-to-maturity, available-for-sale, or trading, based upon its ability and intent to hold the security until maturity. Securities in the available-for-sale and trading classifications are reported at fair market value and securities in the held-to-maturity classification are reported at amortized cost. A periodic review and evaluation of the available-for-sale and held-to-maturity securities portfolios is conducted to determine if the fair market value of any security has declined below its carrying value and whether an allowance for credit losses, charge to earnings or other comprehensive loss is necessary. Held-to-maturity securities utilize the current expected credit loss (“CECL”) methodology to estimate expected credit losses. Available-for-sale securities in an unrealized loss position are evaluated for impairment. If Territorial does not have the intent to sell a security and it is not more likely than not that Territorial will be required to sell a security, impairment occurs when the present value of the remaining cash flows is less than the remaining amortized cost basis. The difference between the present value of remaining cash flows and the remaining amortized cost basis is considered a credit loss. If a credit loss has occurred, impairment is recorded by writing down the value of a security to the present value of remaining cash flows as a charge to earnings. The difference between the book value of the security after the write down and the fair market value is considered as other comprehensive loss, which is a reduction of stockholders’ equity.

Territorial’s investment securities at June 30, 2024 consisted of held-to-maturity and available-for-sale mortgage-backed securities with a carrying value of $666.1 million and $19.1 million, respectively. Territorial’s investment securities at December 31, 2023 consisted of held-to-maturity and available-for-sale mortgage-backed securities with a carrying value of $685.7 million and $20.2 million, respectively. At each of these dates, all of its mortgage-backed securities were issued by Fannie Mae, Freddie Mac, or Ginnie Mae. At each of these dates, none of the collateral underlying its securities portfolio was considered subprime or Alt-A, and Territorial did not hold any common or preferred stock issued by Freddie Mac or Fannie Mae as of that date. The fair values of its securities are usually based on published or security dealers’ market values.

Mortgage-backed securities are securities issued in the secondary market that are collateralized by pools of mortgages. Certain types of mortgage-backed securities are commonly referred to as “pass-through” certificates because the principal and interest of the underlying loans is “passed through” to investors, net of certain costs, including servicing and guarantee fees. Mortgage-backed securities typically are collateralized by pools of one- to four-family or multi-family mortgages. Territorial invests primarily in mortgage-backed securities backed by one- to four-family mortgages. The interest rate of the security is lower than the interest rates of the underlying loans to allow for payment of servicing and guarantee fees. Ginnie Mae, a United States Government agency, and government-sponsored enterprises, such as Fannie Mae and Freddie Mac, either guarantee the payments or guarantee the timely payment of principal and interest to investors. Mortgage-backed securities are more liquid than individual mortgage loans since there is an active trading market for such securities. In addition, mortgage- backed securities may be used to collateralize public deposits and borrowings. Investments in mortgage-backed securities involve a risk that actual payments will be greater or less than the prepayment rate estimated at the time of purchase, which may require adjustments to the amortization of any premium or accretion of any discount relating to such interests, thereby affecting the net yield on its securities.

Sources of Funds

General. Deposits traditionally have been its primary source of funds for its investment and lending activities. Territorial also borrows from the FHLB, FRB, and from securities dealers through securities sold under agreements to repurchase to supplement cash flow needs, to lengthen the maturities of liabilities for interest rate risk management purposes and to manage its cost of funds. Territorial’s additional sources of funds are loan and security repayments, maturing investments, retained earnings, income on other earning assets, and the proceeds of loan and security sales.

Deposits. At June 30, 2024, deposits totaled $1.6 billion, or 82.1% of total liabilities and at December 31, 2023, deposits totaled $1.6 billion, or 82.4% of total liabilities. Territorial offers a variety of deposit accounts with a range of interest rates and terms. Territorial’s deposit accounts consist of passbook and statement savings accounts, certificates of deposit, money market accounts, commercial and regular checking accounts, and Super NOW accounts. Historically, Territorial has not accepted brokered deposits. Territorial accepts deposits primarily from the areas in which its offices are located. Territorial relies on its competitive pricing and products, convenient locations, and quality customer service to attract and retain deposits.

Interest rates paid, maturity terms, service fees, and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies, market interest rates, liquidity requirements, and its deposit growth goals.

Borrowings. Territorial’s borrowings consist of advances from the FHLB and the FRB Bank Term Funding Program (BTFP), and funds borrowed from securities sold under agreements to repurchase. At June 30, 2024, its FHLB advances totaled $237.0 million, or 12.4% of total liabilities, FRB BTFP advances totaled $50.0 million, or 2.6% of total liabilities, and securities sold under agreements to repurchase totaled $10.0 million, or 0.5% of total liabilities. At June 30, 2024, Territorial had access to additional FHLB and FRB advances of up to $593.5 million and $224.4 million, respectively. At December 31, 2023, its FHLB advances totaled $242.0 million, or 12.2% of total liabilities, FRB BTFP advances totaled $50.0 million, or 2.5% of total liabilities, and securities sold under agreements to repurchase totaled $10.0 million, or 0.5% of total liabilities. At December 31, 2023, Territorial had access to additional FHLB and FRB advances of up to $612.6 million and $207.2 million, respectively. Advances from the FHLB are secured by its investment in the common stock of the FHLB as well as by a blanket pledge on its assets not otherwise pledged. Advances from the FRB BTFP are secured by mortgage-backed securities. Securities sold under agreements to repurchase are secured by mortgage-backed securities.

Subsidiary Activities

Territorial Savings Bank owned 100% of the common stock of Territorial Financial Services, Inc., a Hawaii corporation that was authorized to engage in insurance activities. At December 31, 2023, Territorial Savings Bank’s investment in Territorial Financial Services, Inc. was $12,000, and Territorial Financial Services, Inc. had assets of $74,000. Territorial Financial Services, Inc. ceased operations and was dissolved on June 27, 2024.

Personnel

As of June 30, 2024, Territorial had 218 full-time employees and 10 part-time employees. Territorial’s employees are not represented by any collective bargaining group. Management believes that it has a good working relationship with its employees.

Territorial views its employees as its most important asset. Territorial recognizes that its success depends on training and developing its employees. Territorial provides job training and personal development opportunities by offering classes which can be attended online or in person.

Territorial provides a competitive compensation and benefits program to help meet the needs of its employees. In addition to salaries, these programs include an employee stock ownership plan, a 401(k) Plan, healthcare and insurance benefits, flexible spending accounts, paid time off, family leave, and an employee assistance program. These programs may also include annual bonuses and a 401(k) Plan employer matching and annual contributions.

Properties

Territorial operates from its corporate office in Honolulu, Hawaii, and from its 28 full-service branches located in the State of Hawaii. Of its 28 branches, 23 are located on the island of Oahu, and all but one of its branches are leased properties. The net book value of its premises, land and equipment was $7.1 million at June 30, 2024.

In August 2023, wildfires on the island of Maui destroyed Territorial’s Lahaina branch office. Territorial’s branch was leased and the leasehold improvements and furniture and fixtures had a book value of $5,000, which was written off in the quarter ended September 30, 2023.

Legal Proceedings

From time to time, Territorial is involved as plaintiff or defendant in various legal proceedings arising in the ordinary course of business. At June 30, 2024, Territorial was not involved in any legal proceedings, the outcome of which it believes would be material to its financial condition or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF TERRITORIAL BANCORP INC.

You should read this discussion in conjunction with the Consolidated Financial Statements of Territorial and the related notes to such Consolidated Financial Statements that appear elsewhere in this proxy statement/ prospectus.

Overview

Territorial has historically operated as a traditional thrift institution. The significant majority of Territorial’s assets consist of long-term, fixed-rate residential mortgage loans and mortgage-backed securities, which Territorial has funded primarily with deposit inflows, cash balances at the Federal Reserve Bank, loan and securities repayments, advances from the Federal Home Loan Bank and the Federal Reserve Bank, proceeds from securities sold under agreements to repurchase, and proceeds from loan and security sales. As a result, Territorial may be vulnerable to increases in interest rates, as its interest-bearing liabilities mature or reprice more quickly than its interest-earning assets, as occurred in 2023.

Territorial has continued its focus on originating one- to four-family residential real estate loans. Territorial’s emphasis on conservative loan underwriting has resulted in continued low levels of nonperforming assets. Territorial’s nonperforming assets, which include nonaccrual loans, $1.2 million, or 0.06% of total assets at June 30, 2024, compared to $2.3 million, or 0.10% of total assets at December 31, 2023, and $2.3 million, or 0.11% of total assets at December 31, 2022. Territorial recorded a reversal of credit loss provisions of $7,000 and credit loss provisions of $112,000 during the six months ended June 30, 2024 and 2023, respectively. The reversal of provision for credit losses in the six months ended June 30, 2024 was primarily due to a decrease in the loans in the real estate portfolio which was partially offset by an increase in loans in the consumer loan portfolio. The provision for credit losses in the six months ended June 30, 2023 was primarily due to decreases in forecasted prepayments and recoveries in the real estate portfolio which increased estimated future losses on real estate loans. Territorial recorded a reversal of credit loss provisions of $3,000 and a reversal of loan loss provisions of $576,000 under ASC 310 for the years ended December 31, 2023 and 2022, respectively. The reversal of credit loss provisions in 2023 was primarily due to a decrease in Territorial’s real estate portfolio’s forecasted charge-offs that was partially offset by a decrease in its forecasted prepayments. The reversal of loan loss provisions in 2022 occurred primarily due to improvements in the qualitative factors used to calculate the allowance for loan losses due to decreases in Hawaii’s unemployment rate and in the amount of loans in the loan payment deferral program.

All of Territorial Savings Bank’s investments in mortgage-backed securities and collateralized mortgage obligations have been issued by Freddie Mac or Fannie Mae, which are U.S. government-sponsored enterprises, or Ginnie Mae, which is a U.S. government agency. These agencies guarantee the payment of principal and interest on Territorial Savings Bank’s mortgage-backed securities. Territorial does not own any preferred stock issued by Fannie Mae or Freddie Mac. As of June 30, 2024, December 31, 2023, and December 31, 2022, Territorial’s additional borrowing capacity at the Federal Home Loan Bank of Des Moines was $593.5 million, $612.6 million, and $769.1 million, respectively. As of June 30, 2024, December 31, 2023, and December 31, 2022, Territorial’s additional borrowing capacity at the Federal Reserve Bank was $224.4 million, $207.2 million, and $4.5 million, respectively.

Critical Accounting Policies and Estimates

Territorial considers accounting policies that require management to exercise significant judgment or discretion or make significant assumptions that have, or could have, a material impact on the carrying value of certain assets or on income, to be critical accounting policies. Territorial considers the following to be its critical accounting policies:

Allowance for Credit Losses (ACL) on Loans and Securities. Territorial’s determination of the amount of its allowance for credit loss (which we refer to as “ACL”) is a critical accounting estimate and includes

Management’s estimate of future credit losses. Loans are charged-off against the ACL when Management believes a loan is uncollectable and credited if subsequent recoveries are made. Changes in the ACL, and the related loan loss provision, can materially affect net income.

On January 1, 2023, Territorial adopted ASC 326, Financial Instruments – Credit Losses to estimate its allowance for credit losses. This standard is known as the current expected credit loss standard and replaces the incurred loss approach. CECL requires an estimate of the credit losses expected over the life of financial instruments. The incurred loss approach delays the recognition of a credit loss until the “probable” loss event was “incurred”. The allowance for credit losses is an estimate that is subject to uncertainty due to the assumptions and significant judgements used in the estimation process.

The estimate of the allowance for credit losses using the CECL approach is based on relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of loans. The historical loss experience is the starting point for estimating expected credit losses. Territorial considers whether the historical loss experience should be adjusted for asset specific risk characteristics or current conditions at the reporting date that did not exist over the historical reporting period. These qualitative adjustments can include changes in the economy, loan underwriting standards, and delinquency trends. Territorial then considers future economic conditions as part of the one-year reasonable and supportable forecast period. The one-year reasonable and supportable forecast period includes estimates of economic conditions which affect the performance of the loan portfolios. After the one-year reasonable and supportable forecast period, losses are based on historical loss rates, or reversion rate, for the remaining expected life of the loan.

Territorial’s loan portfolio is segmented into three pools for estimating its allowance for credit losses on loans: real estate, commercial, and consumer loans. They were established upon the adoption of ASU 2016-13. Only three pools are used to segment Territorial’s loan portfolio because loans within the pools share similar risk characteristics and were originated using similar underwriting standards. Loans that do not share similar risk characteristics would be evaluated on an individual basis and excluded from the collective evaluation. Historically, Territorial has disclosed information about its loans and allowance based on class of financing receivable. The portfolio segments align with the class of financing receivables as follows:

•	Real estate: One- to four-family residential, multi-family residential, and commercial mortgage;

•	Commercial: Commercial loans other than mortgage loans; and

•	Consumer: Home equity loans, loans on deposit accounts, and all other consumer loans.

Collateral dependent loans are not considered to share the same risk characteristics with the three pools discussed above. A loan is considered to be collateral dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. For loans which are considered to be collateral dependent, Territorial has elected to estimate the expected credit loss based on the fair value of the collateral less selling costs. If the fair value of the collateral less selling costs is less than the loan’s amortized cost basis, Territorial records a partial charge-off to reduce the loan’s amortized cost basis for the difference between the collateral fair value less selling costs and the amortized cost basis.

The historical loss experience of the real estate and consumer loan pools were determined using a vintage method. This method tracks loss and prepayment activity of loans that are originated during a specified time period, or vintage, over the course of the loan’s term. The pool’s loss and prepayment reversion rates are calculated as a percentage of the net loss and prepayments to the original loan balance. The historical loss experience of the commercial loan pool was determined using a reporting period method. This method measures historical losses incurred during a specified reporting period. The pool’s loss and prepayment reversion rates are calculated as a percentage of the beginning balance of the reporting period.

The amortized cost of the real estate pool totaled $1.3 billion at June 30, 2024 and represented 98.6% of Territorial’s total loans. The amortized cost of the consumer and commercial loan pools totaled $18.8 million at

June 30, 2024 and represented 1.4% of Territorial’s total loans. The amortized cost of the real estate pool totaled $1.3 billion at December 31, 2023 and represented 98.9% of Territorial’s total loans. The amortized cost of the consumer and commercial loan pools totaled $14.4 million at December 31, 2023 and represented 1.1% of Territorial’s total loans.

The allowance for credit losses is generally sensitive to economic conditions and assumptions built into the model that estimates credit losses. As of December 31, 2023, the residential real estate pool represents 98.9% of Territorial’s loans and changes in economic factors for the consumer and commercial pools would not have a material impact on the allowance. For the residential real estate portfolio, the Hawaii Housing Price Index (which we refer to as “HPI”) and National Mortgage Rates are used to project net charge-offs. A negative change in the forecasted Hawaii HPI equivalent to 25% of the change similar to what occurred during the 2007 to 2009 Great Recession and a 0.5% decrease in National Mortgage rates would lead to a small increase in the rate of delinquencies and consequently charge-offs for these borrowers. For the allowance on November 30, 2023, the changes above would increase the quantitative forecast component of the allowance for these loans by 0.041%, or 0.027%, to 0.068%. This would increase the dollar losses by $42,000 over a 12-month forecast. The net charge-offs on the residential real estate pool was based on the 2007 to 2009 Great Recession period. If only 2007 was used to calculate the net charge-offs on the residential real estate pool, the allowance for credit losses at November 30, 2023 would increase by approximately $1.0 million. If the 2007 to 2008 period was used to calculate the net charge-offs on the residential real estate pool, the allowance for credit losses at November 30, 2023, would increase by approximately $600,000. Due to the low historical loss rates, small changes in the economic cycle will have nominal impacts on the overall allowance. This sensitivity analysis is hypothetical and provided only to indicate the potential impact changes in economic conditions and the effect these assumptions may have on the allowance estimate. Additionally, changes in factors and inputs may be directionally inconsistent, such that improvement in one factor may offset deterioration in others.

Territorial is required to utilize the CECL methodology to estimate expected credit losses with respect to held-to-maturity (which we refer to as “HTM”) investment securities. Since all of Territorial’s HTM investment securities were issued by U.S. government agencies or U.S. government-sponsored enterprises, which include the explicit and/or implicit guarantee of the U.S. government and have a long history of no credit losses, Territorial has not recorded a credit loss on these securities. The unrealized losses on these securities were due to changes in interest rates, relative to when the securities were purchased, and are not due to decreases in the credit quality of the securities.

Available-for-sale (which we refer to as “AFS”) investment securities in an unrealized loss position are evaluated for impairment. Territorial first assesses whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the investment securities amortized cost basis is written down to fair value through income. For AFS debt securities that do not meet the aforementioned criteria, Territorial evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the investment security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income. Territorial has not recorded an ACL related to its AFS investment securities.

Deferred Tax Assets. Deferred tax assets and liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A valuation allowance may be required if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not Territorial will realize the benefits of these deductible differences. There was no valuation allowance for deferred tax assets as of June 30, 2024 and December 31, 2023 and 2022.

Defined Benefit Retirement Plan. Defined benefit plan obligations and related assets of Territorial’s defined benefit retirement plan are presented in Note 17 of the Notes to Consolidated Financial Statements of Territorial at and for the years ended December 31, 2023 and 2022. Effective December 31, 2008, the defined benefit retirement plan was frozen and all plan benefits were fixed as of that date. Plan assets, which consist primarily of marketable equity securities and mutual funds, are typically valued using market quotations. Plan obligations and the annual pension expense are determined by an independent actuary through the use of a number of assumptions. Key assumptions in measuring the plan obligations include the discount rate and the expected long-term rate of return on plan assets. In determining the discount rate, Territorial utilizes a yield that reflects the top 50% of the universe of bonds, ranked in the order of the highest yield. These bonds provide cash flows that match the timing of expected benefit payments. Asset returns are based upon the anticipated average rate of earnings expected on the invested funds of the plans.

At December 31, 2023, Territorial used weighted-average discount rates of 5.40% and 5.10% for calculating annual pension expense and projected plan liabilities, respectively, and an expected long-term rate of return on plan assets of 6.75% for calculating annual pension expense. For both the discount rate and the asset return rate, a range of estimates could reasonably have been used, which would affect the amount of pension expense and pension liability recorded.

A decrease in the discount rate or an increase in the asset return rate would have reduced Territorial’s pension expense in 2023, while an increase in the discount rate or a decrease in the asset return rate would have the opposite effect. A 25 basis point decrease in the discount rate assumptions would have decreased Territorial’s 2023 pension expense by $2,000 and would have increased the year-end 2023 pension liability by $392,000, while a 25 basis point decrease in the asset return rate would have increased the 2023 pension expense by $44,000.

Comparison of Financial Condition

Assets. At June 30, 2024, total assets were $2.2 billion, a decrease of $71.3 million, or 3.2%, from December 31, 2023. The decrease in assets was primarily due to a $43.9 million decrease in cash and cash equivalents, a $20.7 million decrease in total investment securities, and a $7.2 million decrease in total loans.

At December 31, 2023, Territorial’s total assets were $2.2 billion, an increase of $67.1 million, or 3.1%, from December 31, 2022. The increase was primarily caused by an $86.1 million increase in cash and cash equivalents and an $8.7 million increase in total loans, which were partially offset by a $32.7 million decrease in total investment securities.

Cash and Cash Equivalents. Cash and cash equivalents were $82.8 million at June 30, 2024, a decrease of $43.9 million, or 34.6%, since December 31, 2023. The decrease in cash and cash equivalents was primarily caused by a $63.9 million decrease in deposits, which was partially offset by a $20.7 million decrease in total investment securities, which is described below.

At December 31, 2023, Territorial’s cash and cash equivalents were $126.7 million, an increase of $86.1 million, or 212.3%, from $40.6 million at December 31, 2022. The increase was primarily due to a $101.0 million increase in Federal Home Loan Bank advances, a $50.0 million increase in Federal Reserve Bank advances, and a $32.7 million decrease in total investment securities, which was partially offset by a $79.5 million decrease in deposits and an $8.7 million increase in total loans. Territorial increased liquidity during 2023 in response to recent market concerns in the banking industry.

Loan Portfolio Composition. The following table sets forth the composition of Territorial’s loan portfolio at the dates indicated.

	June 30, 2024		December 31, 2023		December 31, 2022
	Amount	Percent	Amount	Percent	Amount	Percent
(Dollars in thousands)
Real estate loans:
First mortgage:
One- to four-family residential	$1,265,288	97.10%	$1,277,544	97.48%	$1,253,558	96.51%
Multi-family residential	5,488	0.42	5,855	0.45	6,448	0.50
Construction, commercial and other	12,518	0.96	11,631	0.89	23,903	1.84
Home equity loans and lines of credit	11,109	0.86	7,058	0.54	6,426	0.49
Other loans	8,637	0.66	8,453	0.64	8,597	0.66

Total loans	1,303,040	100.00%	1,310,541	100.00%	1,298,932	100.00%

Other items:
Unearned fees and discounts, net	(1,983)		(1,989)		(2,136)
Allowance for credit/loan losses	(5,118)		(5,121)		(2,032)

Loans receivable, net	$1,295,939		$1,303,431		$1,294,764

During the six months ended June 30, 2024, the loan portfolio decreased by $7.2 million, or 0.6%. The decrease in the loan portfolio primarily occurred as principal repayments exceeded the origination of new loans. During the year ended December 31, 2023, total loans increased by $11.6 million as new loan originations exceeded loan repayments and sales.

Loan Portfolio Maturities and Yields. The following table summarizes the scheduled maturities of Territorial’s loan portfolio at June 30, 2024. Demand loans, loans having no stated repayment schedule or maturity, and overdraft loans are reported as being due in one year or less.

	One- to four-family residential real estate		Multi-family residential real estate		Construction, commercial and other real estate		Home equity loans and lines of credit		Other loans		Total
Due During the Years Ending June 30,	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)
One year or less	$8	4.98%	$163	8.99%	$1,463	5.08%	$41	10.50%	$450	7.76%	$2,125	6.05%
After one year through five years	2,926	3.81	54	6.50	805	4.77	1,273	10.60	2,861	6.41	7,919	5.96
After five years through 15 years	34,445	4.11	4,714	4.55	7,907	4.14	878	9.04	5,159	3.40	53,103	4.17
After 15 years	1,227,909	3.68	557	4.25	2,343	6.37	8,917	5.56	167	5.04	1,239,893	3.70

Total	$1,265,288	3.69%	$5,488	4.67%	$12,518	4.71%	$11,109	6.43%	$8,637	4.66%	$1,303,040	3.73%

The following table sets forth the scheduled repayments of fixed- and adjustable-rate loans at June 30, 2024 that are contractually due after June 30, 2025.

	Due After June 30, 2025
	Fixed	Adjustable	Total
	(In thousands)
Real estate loans:
First mortgage:
One- to four-family residential	$1,265,052	$228	$1,265,280
Multi-family residential	5,325	—	5,325
Construction, commercial and other	9,749	1,306	11,055
Home equity loans and lines of credit	1,132	9,936	11,068
Other loans	6,703	1,484	8,187

Total loans	$1,287,961	$12,954	$1,300,915

Securities. Total investment securities, including $19.1 million of investment securities available for sale, were $685.2 million at June 30, 2024, or 31.6% of total assets. During the six months ended June 30, 2024, the investment securities portfolio decreased by $20.7 million, or 2.9%. The decrease in the investment securities balance was primarily due to principal repayments. All of the mortgage-backed securities were issued by Fannie Mae, Freddie Mac, or Ginnie Mae. At June 30, 2024, none of the underlying collateral for the securities consisted of subprime or Alt-A (traditionally defined as nonconforming loans having less than full documentation) loans.

At December 31, 2023, total investment securities, including $20.2 million of investment securities available for sale, were $705.9 million, or 31.6% of assets. The investment securities portfolio decreased from $738.6 million at December 31, 2022 as repayments exceeded security purchases. All of the mortgage-backed securities were issued by Fannie Mae, Freddie Mac, or Ginnie Mae. At December 31, 2023, none of the underlying collateral consisted of subprime or Alt-A loans (traditionally defined as nonconforming loans having less than full documentation). At December 31, 2023, Territorial held no common or preferred stock of Fannie Mae or Freddie Mac.

Any unrealized loss on individual mortgage-backed securities as of June 30, 2024 and December 31, 2023 and 2022 was caused by increases in market interest rates subsequent to purchase. All of Territorial’s mortgage- backed securities are guaranteed by U.S. government-sponsored enterprises or a U.S. government agency. Since the decline in market value has been attributable to changes in interest rates and not credit quality, Territorial continues to have the intent not to sell these investments, and it is not more likely than not that it will be required to sell such investments prior to the recovery of the amortized cost basis. No allowance for credit losses was recorded for these securities as of June 30, 2024 or December 31, 2023. Prior to the adoption of ASU 2016-13, Territorial did not consider any of its securities to be other-than-temporarily impaired.

Portfolio Maturities and Coupons. The composition and maturities of the investment securities portfolio at June 30, 2024 are summarized in the following table. Maturities are based on the final contractual payment dates, and do not reflect the impact of prepayments or early redemptions that may occur. No tax-equivalent adjustments have been made, as Territorial did not hold any tax-free investment securities at June 30, 2024.

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total Securities
		Weighted		Weighted		Weighted		Weighted			Weighted
	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Average	Amortized		Average
	Cost	Coupon	Cost	Coupon	Cost	Coupon	Cost	Coupon	Cost	Fair Value	Coupon
	(Dollars in thousands)
Available-for-sale:
Mortgage-backed securities issued by U.S. government-sponsored enterprises:
Fannie Mae	$—	—%	$—	—%	$—	—%	$4,185	3.00%	$4,185	$3,610	3.00%
Freddie Mac	—	—	—	—	—	—	17,999	2.99	17,999	15,485	2.99

Total available-for-sale	$—	—%	$—	—%	$—	—%	$22,184	2.99%	$22,184	$19,095	2.99%

	One Year or Less		More than One Year through Five Years		More than Five Years through Ten Years		More than Ten Years		Total Securities
		Weighted		Weighted		Weighted		Weighted			Weighted
	Amortized	Average	Amortized	Average	Amortized	Average	Amortized	Average	Amortized		Average
	Cost	Coupon	Cost	Coupon	Cost	Coupon	Cost	Coupon	Cost	Fair Value	Coupon
	(Dollars in thousands)
Held-to-maturity:
Mortgage-backed securities issued by U.S. government agencies or government-sponsored enterprises:
Fannie Mae	$—	—%	$9	6.53%	$4	6.62%	$362,393	2.27%	$362,406	$286,144	2.27%
Freddie Mac	—	—	—	—	—	—	285,256	2.53	285,256	233,355	2.53
Collateralized mortgage obligations (1)	—	—	—	—	—	—	1,121	1.62	1,121	980	1.62
Ginnie Mae	—	—	3	4.19	—	—	17,317	3.35	17,320	15,320	3.35

Total held-to-maturity	$—	—%	$12	5.95%	$4	6.62%	$666,087	2.41%	$666,103	$535,799	2.41%

Total	$—	—%	$12	5.95%	$4	6.62%	$688,271	2.43%	$688,287	$554,894	2.43%

Bank-Owned Life Insurance. Territorial invests in bank-owned life insurance to provide it with a funding source for its benefit plan obligations. Bank-owned life insurance also generally provides noninterest income that is nontaxable. Interagency federal guidance generally limits Territorial’s investment in bank-owned life insurance to 25% of Territorial Saving’s Bank’s Tier 1 capital plus its allowance for credit/loan losses. At June 30, 2024, this limit was $61.0 million, and Territorial had invested $49.1 million in bank-owned life insurance at that date.

Deposits. Deposits totaled $1.6 billion, or 82.1% of total liabilities at June 30, 2024 and $1.6 billion, or 82.4% of total liabilities at December 31, 2023. Territorial offers a variety of deposit accounts with a range of interest rates and terms. Territorial’s deposit accounts consist of savings accounts, certificates of deposit, money market accounts, commercial and regular checking accounts, and Super NOW accounts. Historically, Territorial has not accepted, and does not currently have, brokered deposits. Territorial accepts deposits primarily from the areas in which its offices are located. Territorial relies on its competitive pricing and products, convenient locations and quality customer service to attract and retain deposits.

Interest rates paid, maturity terms, service fees, and withdrawal penalties are established on a periodic basis. Deposit rates and terms are based primarily on current operating strategies, market interest rates, liquidity requirements, and Territorial’s deposit growth goals.

During the six months ended June 30, 2024, deposits decreased by $63.9 million, or 3.9% since December 31, 2023. The decrease in deposits was primarily due to decreases of $37.5 million in passbook savings accounts, $25.7 million in checking accounts, and $1.3 million in money market accounts. The decrease in deposits occurred primarily as customers sought higher interest rates than what Territorial offers.

During the year ended December 31, 2023, Territorial’s deposits decreased by $79.5 million, or 4.6% since December 31, 2022. The decrease in deposits was primarily due to decreases of $171.6 million in savings accounts and $7.6 million in checking accounts, which were partially offset by an increase of $102.7 million in certificates of deposit during the year ended December 31, 2023. The changes in deposits occurred primarily as customers transferred funds from savings accounts with relatively low interest rates to Territorial’s certificates of deposit with higher interest rates or withdrew their deposits and sought higher interest rates elsewhere.

At June 30, 2024, Territorial had a total of $532.0 million in certificates of deposit, of which $511.3 million had remaining maturities of one year or less. Territorial has the ability to attract and retain deposits by adjusting the interest rates offered.

The following tables set forth the distribution of Territorial’s average total deposit accounts (including interest-bearing and non-interest-bearing deposits), by account type, for the periods indicated.

	For the Six Months Ended June 30,
	2024			2023
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(Dollars in thousands)
Deposit type:
Non-interest-bearing	$74,044	4.6%	—%	$75,023	4.5%	—%
Savings accounts	719,870	44.6	0.79	843,315	50.5	0.20
Certificates of deposit	535,964	33.2	4.22	451,374	27.1	3.10
Money market	2,647	0.2	0.08	5,210	0.3	0.08
Checking and Super NOW	280,324	17.4	0.02	293,940	17.6	0.02

Total deposits	$1,612,849	100.0%	1.76%	$1,668,862	100.0%	0.94%

	For the Year Ended December 31,
	2023			2022
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(Dollars in thousands)
Deposit type:
Non-interest-bearing	$75,331	4.5%	—%	$74,283	4.4%	—%
Savings accounts	802,833	48.6	0.31	1,028,244	60.3	0.09
Certificates of deposit	479,566	29.0	3.53	292,809	17.2	1.33
Money market	4,627	0.3	0.11	5,481	0.3	0.09
Checking and Super NOW	290,636	17.6	0.02	303,802	17.8	0.02

Total deposits	$1,652,993	100.0%	1.23%	$1,704,619	100.0%	0.29%

The following table sets forth Territorial’s estimate of uninsured deposits (in excess of the federal deposit insurance limit of $250,000) that is calculated on the same basis used for regulatory reporting. Territorial has no deposits that are uninsured for any other reason.

	At June 30, 2024	At December 31,
		2023	2022
	(In thousands)
Uninsured non-maturity deposits:	$158,036	$168,463	$212,984
Uninsured deposits with remaining maturities:
Three months or less	171,699	197,189	162,354
Over three months to six months	37,734	18,311	41,961
Over six months to twelve months	22,080	29,687	20,167
Over twelve months	4,534	5,794	15,132

	236,047	250,981	239,614

Total uninsured deposits	$394,083	$419,444	$452,598

As of June 30, 2024, the aggregate amount of outstanding certificates of deposit in amounts greater than or equal to $250,000 was $267.3 million. As of June 30, 2024, certificates of deposit owned by state and local governments in amounts greater than or equal to $250,000 was $149.4 million, and was collateralized by mortgage-backed securities. The following table sets forth the maturity of certificates of deposit in amounts greater than or equal to $250,000 as of June 30, 2024.

At June 30, 2024
(In thousands)
Three months or less	$185,759
Over three months through six months	52,054
Over six months through one year	25,710
Over one year to three years	3,520
Over three years	256

Total	$267,299

Borrowings. Total borrowings were $297.0 million at June 30, 2024 and $302.0 million at December 31, 2023, compared to $151.0 million at December 31, 2022. Territorial’s borrowings consist of advances from the Federal Home Loan Bank and Federal Reserve Bank and funds borrowed under securities sold under agreements to repurchase. At June 30, 2024, Territorial’s Federal Home Loan Bank advances totaled $237.0 million, or 12.4% of total liabilities, compared with $242.0 million, or 12.2% of total liabilities at December 31, 2023 and $141.0 million, or 7.4% of total liabilities at December 31, 2022. At June 30, 2024, Territorial’s Federal Reserve Bank advances totaled $50.0 million, or 2.6% of total liabilities, compared to $50.0 million, or 2.5% of total liabilities at December 31, 2023. Territorial had no Federal Reserve Bank advances at December 31, 2022. At June 30, 2024 and December 31, 2023 and 2022, Territorial’s securities sold under agreements to repurchase totaled $10.0 million, or 0.5% of total liabilities. At June 30, 2024 and December 31, 2023 and 2022, Territorial had the capability to borrow up to $593.5 million, $612.6 million, and $769.1 million in the form of additional advances from the Federal Home Loan Bank, respectively, and $224.4 million, $207.2 million, and $4.5 million from the Federal Reserve Bank, respectively.

Stockholders’ Equity. Total stockholders’ equity was $249.2 million at June 30, 2024, a decrease of $1.9 million, or 0.8%, from $251.1 million at December 31, 2023. The decrease in stockholders’ equity was primarily due to the net loss, an increase in the unrealized loss on available-for-sale securities, and dividends declared.

At December 31, 2023, total stockholders’ equity was $251.1 million, a decrease of $5.5 million, or 2.1%, from $256.6 million at December 31, 2022. The decrease in stockholders’ equity occurred primarily due to dividends declared, shares repurchased, and the reduction of retained earnings from the adoption of the CECL accounting standard exceeding net income.

Average Balances and Yields

The following tables set forth average balances, yields and rates, and certain other information for the periods indicated. No tax-equivalent yield adjustments were made, as Territorial did not hold any tax-free investments. All average balances are daily average balances. Nonaccrual loans were included in the computation of average balances and are included with accrual loans in the tables. However, no interest income was attributed to nonaccrual loans. The yields set forth below include the effect of net deferred costs, discounts, and premiums that are amortized or accreted to interest income of $126,000 and $102,000 for the six months ended June 30, 2024 and 2023, respectively, and $190,000 and $103,000 for the years ended December 31, 2023 and 2022, respectively.

	For the Six Months Ended June 30,
	2024			2023
	Average Outstanding Balance	Interest	Yield/Rate (1)	Average Outstanding Balance	Interest	Yield/Rate (1)
	(Dollars in thousands)
Interest-earning assets:
Loans:
Real estate loans:
First mortgage:
One- to four-family residential(2)	$1,270,600	$23,419	3.69%	$1,254,152	$22,136	3.53%
Multi-family residential	5,613	131	4.67	5,466	133	4.87
Construction, commercial, and other	12,166	280	4.60	22,971	474	4.13
Home equity loans and lines of credit	9,058	291	6.43	6,739	229	6.80
Other loans	8,407	190	4.52	8,366	179	4.28

Total loans	1,305,844	24,311	3.72	1,297,694	23,151	3.57
Investment securities:
Mortgage-backed securities issued by U.S. government agencies or U.S. government-sponsored enterprises(2)	697,155	8,570	2.46	736,515	9,065	2.46

Total securities	697,155	8,570	2.46	736,515	9,065	2.46
Other investments	117,653	3,203	5.44	78,512	1,797	4.58

Total interest-earning assets	2,120,652	36,084	3.40	2,112,721	34,013	3.22
Non-interest-earning assets	88,978			88,684

Total assets	$2,209,630			$2,201,405

Interest-bearing liabilities:
Savings accounts	$719,870	2,844	0.79%	$843,315	826	0.20%
Certificates of deposit	535,964	11,315	4.22	451,374	6,995	3.10
Money market accounts	2,647	1	0.08	5,210	2	0.08
Checking and Super NOW accounts	280,324	29	0.02	293,940	30	0.02

Total interest-bearing deposits	1,538,805	14,189	1.84	1,593,839	7,853	0.99
Federal Home Loan Bank advances	241,451	3,616	3.00	227,050	2,886	2.54
Federal Reserve Bank advances	50,000	1,189	4.76	—	—	—
Securities sold under agreements to repurchase	10,000	91	1.82	10,000	91	1.82

Total interest-bearing liabilities	1,840,256	19,085	2.07	1,830,889	10,830	1.18

Non-interest-bearing liabilities	117,293			116,171

Total liabilities	1,957,549			1,947,060
Stockholders’ equity	252,081			254,345

Total liabilities and stockholders’ equity	$2,209,630			$2,201,405

Net interest income		$16,999			$23,183

Net interest rate spread(3)			1.33%			2.04%
Net interest-earning assets(4)	$280,396			$281,832

Net interest margin(5)			1.60%			2.19%
Interest-earning assets to interest-bearing liabilities	115.24%			115.39%

(1)	Annualized by using the ratio of the number of months in a year over the number of months in the period.
(2)	Average balance includes loans or investments held to maturity and available for sale, as applicable.
(3)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(4)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(5)	Net interest margin represents net interest income divided by average total interest-earning assets.

	For the Year Ended December 31,
	2023			2022
	Average Outstanding Balance	Interest	Yield/Rate	Average Outstanding Balance	Interest	Yield/Rate
	(Dollars in thousands)
Interest-earning assets:
Loans:
Real estate loans:
First mortgage:
One- to four-family residential(1)	$1,263,674	$45,149	3.57%	$1,252,960	$43,448	3.47%
Multi-family residential	5,720	274	4.79	5,700	244	4.28
Construction, commercial, and other	18,906	779	4.12	22,309	919	4.12
Home equity loans and lines of credit	6,976	475	6.81	6,572	365	5.55
Other loans	8,373	366	4.37	8,640	342	3.96

Total loans	1,303,649	47,043	3.61	1,296,181	45,318	3.50
Investment securities:
Mortgage-backed securities issued by U.S. government agencies or U.S. government-sponsored enterprises(1)	726,166	17,918	2.47	709,817	16,211	2.28

Total securities	726,166	17,918	2.47	709,817	16,211	2.28
Other investments	83,038	4,127	4.97	59,828	1,173	1.96

Total interest-earning assets	2,112,853	69,088	3.27	2,065,826	62,702	3.04
Non-interest-earning assets	87,414			88,875

Total assets	$2,200,267			$2,154,701

Interest-bearing liabilities:
Savings accounts	$802,833	2,469	0.31%	$1,028,244	950	0.09%
Certificates of deposit	479,566	16,951	3.53	292,809	3,908	1.33
Money market accounts	4,627	5	0.11	5,481	5	0.09
Checking and Super NOW accounts	290,636	59	0.02	303,802	62	0.02

Total interest-bearing deposits	1,577,662	19,484	1.23	1,630,336	4,925	0.30
Federal Home Loan Bank advances	240,647	6,636	2.76	141,899	2,107	1.48
Federal Reserve Bank advances	3,123	154	4.93	—	—	—
Securities sold under agreements to repurchase	10,000	183	1.83	10,000	183	1.83

Total interest-bearing liabilities	1,831,432	26,457	1.44	1,782,235	7,215	0.40
Non-interest-bearing liabilities	116,224			114,356

Total liabilities	1,947,656			1,896,591
Stockholders’ equity	252,611			258,110

Total liabilities and stockholders’ equity	$2,200,267			$2,154,701

Net interest income		$42,631			$55,487

Net interest rate spread(2)			1.83%			2.64%
Net interest-earning assets(3)	$281,421			$283,591

Net interest margin(4)			2.02%			2.69%
Interest-earning assets to interest-bearing liabilities	115.37%			115.91%

(1)	Average balance includes loans or investments held to maturity and available for sale, as applicable.
(2)	Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(3)	Net interest-earning assets represent total interest-earning assets less total interest-bearing liabilities.
(4)	Net interest margin represents net interest income divided by average total interest-earning assets.

Rate/Volume Analysis

The following tables presents the effects of changing rates and volumes on Territorial’s net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume. There were no out-of-period items or adjustments for the six months ended June 30, 2024 or 2023 or the years ended December 31, 2023 or 2022.

	Six Months Ended June 30, 2024 vs. 2023
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate
	(In thousands)
Interest-earning assets:
Loans:
Real estate loans:
First mortgage:
One- to four-family residential	$288	$995	$1,283
Multi-family residential	4	(6)	(2)
Construction, commercial and other	(256)	62	(194)
Home equity loans and lines of credit	73	(11)	62
Other loans	—	11	11

Total loans	109	1,051	1,160
Mortgage-backed securities issued by U.S. government agencies or U.S. government-sponsored enterprises	(495)	—	(495)
Other investments	1,021	385	1,406

Total interest-earning assets	635	1,436	2,071
Interest-bearing liabilities:
Savings accounts	(106)	2,124	2,018
Certificates of deposit	1,476	2,844	4,320
Money market accounts	(1)	—	(1)
Checking and Super NOW accounts	(1)	—	(1)

Total interest-bearing deposits	1,368	4,968	6,336
Federal Home Loan Bank advances	189	541	730
Federal Reserve Bank advances	1,189	—	1,189

Total interest-bearing liabilities	2,746	5,509	8,255

Change in net interest income	$(2,111)	$(4,073)	$(6,184)

	Year Ended December 31, 2023 vs. 2022
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate
	(In thousands)
Interest-earning assets:
Loans:
Real estate loans:
First mortgage:
One- to four-family residential	$374	$1,327	$1,701
Multi-family residential	1	29	30
Construction, commercial and other	(140)	—	(140)
Home equity loans and lines of credit	24	86	110
Other loans	(11)	35	24

Total loans	248	1,477	1,725
Mortgage-backed securities issued by U.S. government agencies or U.S. government-sponsored enterprises	380	1,327	1,707
Other investments	596	2,358	2,954

Total interest-earning assets	1,224	5,162	6,386
Interest-bearing liabilities:
Savings accounts	(158)	1,677	1,519
Certificates of deposit	3,638	9,405	13,043
Money market accounts	(1)	1	—
Checking and Super NOW accounts	(3)	—	(3)

Total interest-bearing deposits	3,476	11,083	14,559
Federal Home Loan Bank advances	2,029	2,500	4,529
Federal Reserve Bank advances	154	—	154

Total interest-bearing liabilities	5,659	13,583	19,242

Change in net interest income	$(4,435)	$(8,421)	$(12,856)

Comparison of Operating Results for the Six Months Ended June 30, 2024 and 2023

General. Territorial had a net loss of $1.3 million for the six months ended June 30, 2024, a $5.1 million, or 133.0%, decrease in earnings compared to net income of $3.8 million for the six months ended June 30, 2023. The decrease in earnings was primarily due to a $6.2 million decrease in net interest income and a $921,000 increase in non-interest expense. These decreases in earnings were partially offset by a $1.9 million decrease in income taxes and a $119,000 decrease in the provision for credit losses.

Net Interest Income. Net interest income decreased by $6.2 million, or 26.7%, to $17.0 million for the six months ended June 30, 2024 from $23.2 million for the six months ended June 30, 2023. Interest expense increased by $8.3 million or 76.2%, due to an 89 basis point increase in the cost of average interest-bearing liabilities and a $9.4 million increase in the average balance of interest-bearing liabilities. Interest income increased by $2.1 million, or 6.1%, due to an 18 basis point increase in the yield on average interest-earning assets and a $7.9 million increase in the average balance of interest-earning assets. Since the significant majority of Territorial’s loan and securities portfolios have fixed interest rates, the average rates on these assets have not repriced as quickly as its interest-bearing liabilities during this period of rising market interest rates. The net interest rate spread and net interest margin were 1.33% and 1.60%, respectively, for the six months ended June 30, 2024, compared to 2.04% and 2.19% respectively, for the six months ended June 30, 2023. The decreases in the net interest rate spread and in the net interest margin are attributable to the 89 basis point increase in the cost of average interest-bearing liabilities, which was partially offset by the 18 basis point increase in the yield on average interest-earning assets.

Interest Income. Interest income increased by $2.1 million, or 6.1%, to $36.1 million for the six months ended June 30, 2024 from $34.0 million for the six months ended June 30, 2023. Interest income on other investments increased by $1.4 million, or 78.2%, to $3.2 million for the six months ended June 30, 2024 from $1.8 million for the six months ended June 30, 2023. The increase in interest income on other investments was primarily due to an increase in the interest earned on Territorial’s cash balances at the FRB. Territorial’s average cash balance at the FRB increased by $38.6 million from $63.4 million during the six months ended June 30, 2023, to $102.0 million during the six months ended June 30, 2024. In addition, the yield earned increased from 4.40% for the six months ended June 30, 2023 to 5.06% for the six months ended June 30, 2024. Interest income on loans increased by $1.2 million, or 5.0%, to $24.3 million for the six months ended June 30, 2024 from $23.2 million for the six months ended June 30, 2023. The increase in interest income on loans occurred because of a 15 basis point increase in the yield and an $8.2 million, or 0.6%, increase in the average balance of loans which occurred as new loan originations exceeded loan repayments. These increases to interest income were partially offset by a decrease in interest income on investment securities by $495,000, or 5.5% from $9.1 million for the six months ended June 30, 2023 to $8.6 million for the six months ended June 30, 2024. The decrease in interest income on investment securities was primarily due to a $39.4 million decrease in the average balance that was primarily due to principal repayments.

Interest Expense. Interest expense increased by $8.3 million, or 76.2%, to $19.1 million for the six months ended June 30, 2024 from $10.8 million for the six months ended June 30, 2023. Interest expense on interest-bearing deposits increased by $6.3 million, or 80.7%, to $14.2 million for the six months ended June 30, 2024 from $7.9 million for the six months ended June 30, 2023. The increase in interest expense on interest-bearing deposits was primarily due to a 112 basis point increase in the rate paid on certificates of deposit and an $84.6 million increase in the average balance of certificates of deposit. The average rate paid on certificates of deposit increased to 4.22% for the six months ended June 30, 2024, from 3.10% for the six months ended June 30, 2023. Interest expense on savings accounts increased by $2.0 million, or 244.3%, to $2.8 million for the six months ended June 30, 2024 from $826,000 for the six months ended June 30, 2023. The increase in interest expense on savings accounts occurred primarily because of a 59 basis point increase in rate, which was partially offset by a $123.4 million, or 14.6%, decrease in the average balance of savings accounts. The increase in the rates on certificates of deposit and savings accounts were primarily due to increases in market interest rates. The changes in the average balance of savings accounts and certificates of deposit occurred primarily as customers transferred funds from savings accounts with relatively low interest rates to our certificates of deposit with higher interest rates or withdrew their deposits and sought higher interest rates elsewhere. Interest expense on advances from the FRB was $1.2 million for the six months ended June 30, 2024 due to a $50.0 million advance from the FRB Bank Term Funding Program that was obtained to enhance Territorial’s liquidity and to fund the decrease in deposits. There were no advances from the FRB during the six months ended June 30, 2023. Interest expense on FHLB advances rose by $730,000, or 25.3%, from $2.9 million for the six months ended June 30, 2023 to $3.6 million for the six months ended June 30, 2024. The increase in interest expense occurred because of a 46 basis point increase in the cost of FHLB advances and a $14.4 million, or 6.3%, increase in the average FHLB advance balance.

Provision for Credit Losses. Territorial recorded a reversal of provision for credit losses of $7,000 and a provision for credit losses of $112,000 during the six months ended June 30, 2024 and 2023, respectively. The reversal of provision for credit losses in the six months ended June 30, 2024 was primarily due to a decrease in the loans in the real estate portfolio which was partially offset by an increase in loans in the consumer loan portfolio. The provision for credit losses in the six months ended June 30, 2023 was primarily due to decreases in forecasted prepayments and recoveries in the real estate portfolio which increased estimated future losses on real estate loans. The provisions recorded resulted in ratios of the allowance for credit losses to total loans of 0.39% and 0.40% at June 30, 2024 and 2023, respectively. Nonaccrual loans totaled $1.2 million at June 30, 2024, or 0.09% of total loans at that date, compared to $2.3 million of nonaccrual loans at June 30, 2023, or 0.18% of total loans at that date. Nonaccrual loans as of June 30, 2024 and 2023 consisted primarily of one- to four-family residential real estate loans. The allowance at June 30, 2024 and 2023 reflects management’s best estimate of losses over the life of loans in Territorial’s portfolio in accordance with the CECL approach.

Noninterest Income. The following table summarizes changes in noninterest income between the six months ended June 30, 2024 and 2023.

	Six Months Ended June 30,		Change
	2024	2023	$ Change	% Change
		(Dollars in thousands)
Service and other fees	$612	$724	$(112)	(15.5)%
Income on bank-owned life insurance	495	410	85	20.7%
Net gain on sale of loans	—	10	(10)	(100.0)%
Other	146	135	11	8.1%

Total	$1,253	$1,279	$(26)	(2.0)%

Noninterest income decreased by $26,000 for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. Service and other fees decreased primarily due to a decrease in broker fee income, appraisal fee income, and NOW return item fees. The increase in bank-owned life insurance income was primarily due to higher market interest rates.

Noninterest Expense. The following table summarizes changes in noninterest expense between the six months ended June 30, 2024 and 2023.

	Six Months Ended June 30,		Change
	2024	2023	$ Change	% Change
		(Dollars in thousands)
Salaries and employee benefits	$9,707	$10,547	$(840)	(8.0)%
Occupancy	3,506	3,382	124	3.7%
Equipment	2,652	2,615	37	1.4%
Federal deposit insurance premiums	889	491	398	81.1%
Other general and administrative expenses	3,290	2,088	1,202	57.6%

Total	$20,044	$19,123	$921	4.8%

Noninterest expense increased by $921,000 for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. Other general and administrative expenses increased primarily due to increases in merger related legal and consulting expenses. The increase in federal deposit insurance premiums was primarily due to an increase in the FDIC premium rate retroactive to October 1, 2023. The increase in occupancy expense was primarily due to an increase in office repairs and maintenance expense. The decrease in salaries and employee benefits was primarily due to a decrease in compensation expense and benefit expenses which was partially offset by a decrease in deferred salary expense for originating new loans.

Income Tax (Benefit) Expense. The income tax benefit was $528,000 for the six months ended June 30, 2024, reflecting an effective tax benefit rate of 29.6%, compared to income tax expense of $1.4 million for the six months ended June 30, 2023, reflecting an effective tax rate of 27.1%.

Comparison of Operating Results for the Years Ended December 31, 2023 and 2022

General. Net income decreased by $11.1 million, or 68.9%, to $5.0 million for the year ended December 31, 2023 from $16.2 million for the year ended December 31, 2022. The decrease in net income was primarily due to a $12.9 million decrease in net interest income, a $1.7 million decrease in noninterest income, and a $573,000 decrease in reversals of credit/loan loss provisions. These decreases in net income were partially offset by a $3.5 million decrease in income taxes and a $530,000 decrease in noninterest expense.

Net Interest Income. Net interest income decreased by $12.9 million, or 23.2%, to $42.6 million for the year ended December 31, 2023 from $55.5 million for the year ended December 31, 2022. Interest expense increased by $19.2 million, or 266.7%, to $26.5 million for the year ended December 31, 2023 from $7.2 million for the year ended December 31, 2022. The increase in interest expense was primarily due to a 104 basis point increase in the cost of interest-bearing liabilities and, to a lesser extent, a $49.2 million increase in the average balance of interest-bearing liabilities. Interest income increased by $6.4 million, or 10.2%, to $69.1 million for the year ended December 31, 2023 from $62.7 million for the year ended December 31, 2022. The increase in interest income was primarily due to a 23 basis point increase in the yield on average interest-earning assets and, to a lesser extent, a $47.0 million increase in the average balance of interest-earning assets. Since the significant majority of Territorial’s loan and securities portfolios have fixed interest rates, the average rates on these assets have not risen as quickly as the average rate on its interest-bearing liabilities during this period of rising market interest rates. The net interest rate spread and net interest margin were 1.83% and 2.02%, respectively, for the year ended December 31, 2023, compared to 2.64% and 2.69%, respectively, for the year ended December 31, 2022. The decrease in the net interest rate spread and the net interest margin are attributable to the 104 basis point increase in the cost of average interest-bearing liabilities, which was partially offset by the 23 basis point increase in the yield of average interest-earning assets.

Interest Income. Interest income increased by $6.4 million, or 10.2%, to $69.1 million for the year ended December 31, 2023 from $62.7 million for the year ended December 31, 2022. Interest income on other investments increased by $3.0 million, or 251.8%, to $4.1 million for the year ended December 31, 2023 from $1.2 million for the year ended December 31, 2022. The increase in interest income on other investments was primarily due to an increase in the yield on Territorial’s average cash balance at the Federal Reserve Bank from 1.12% for the year ended December 31, 2022 to 4.68% for the year ended December 31, 2023. The increase in the yield on Territorial’s cash balance at the Federal Reserve Bank occurred because of an increase in the fed funds rate. The increase in the yield on Territorial’s cash balance at the Federal Reserve Bank was augmented by a $19.7 million increase in the average cash balance. Interest income on loans increased by $1.7 million, or 3.8%, from $45.3 million for the year ended December 31, 2022 to $47.0 million for the year ended December 31, 2023. The increase in interest income on loans occurred because of an 11 basis point increase in the yield and a $7.5 million increase in the average balance of loans which occurred as new loan originations exceeded loan repayments and loan sales. Interest income on investment securities increased by $1.7 million, or 10.5%, to $17.9 million for the year ended December 31, 2023 from $16.2 million for the year ended December 31, 2022. The increase in interest income on securities occurred primarily because of a 19 basis point increase in the average yield on securities and a $16.3 million increase in the average securities balance. The increase in the average securities yield occurred because the yield on the securities purchased, primarily in 2022, was higher than the average portfolio yield. The securities purchased in 2022 caused an increase in the average securities balance in 2023.

Interest Expense. Interest expense increased by $19.2 million, or 266.7%, to $26.5 million for the year ended December 31, 2023 from $7.2 million for the year ended December 31, 2022. Interest expense on interest- bearing deposits increased by $14.6 million, or 295.6%, to $19.5 million for the year ended December 31, 2023 from $4.9 million for the year ended December 31, 2022. The increase in interest expense on interest-bearing deposits was primarily due to a 220 basis point increase in the rate paid on certificates of deposit, which was augmented by a $186.8 million, or 63.8%, increase in the average balance of certificates of deposit. The rate paid on certificates of deposit increased to 3.53% for the year ended December 31, 2023 from 1.33% for the year ended December 31, 2022 primarily due to increases in market interest rates. Interest expense on savings accounts increased by $1.5 million, or 159.9%, to $2.5 million for year ended December 31, 2023 from $950,000 for the year ended December 31, 2022. The increase in interest expense on savings accounts occurred primarily because of a 22 basis point increase in the rate, which was partially offset by a $225.4 million, or 21.9% decrease in the average balance of savings accounts. The changes in the average balance of savings accounts and certificates of deposit occurred primarily as customers transferred funds from savings accounts with relatively low interest rates to Territorial’s certificates of deposit with higher interest rates or withdrew their deposits and sought higher interest rates elsewhere. Interest expense on Federal Home Loan Bank advances rose by

$4.5 million, or 215.0%, to $6.6 million for year ended December 31, 2023 from $2.1 million for the year ended December 31, 2022. The increase in interest expense on Federal Home Loan Bank advances occurred because of a 128 basis point increase in the cost of advances. This increase to interest expense was augmented by a $98.7 million, or 69.6% increase in the average Federal Home Loan Bank advance balance. The increase in the cost and the average balance of Federal Home Loan Bank advances was primarily due to $125.0 million of additional Federal Home Loan Bank advances obtained in 2023 to enhance Territorial’s liquidity and to fund the decrease in deposits. Interest expense on advances from the Federal Reserve Bank was $154,000 for the year ended December 31, 2023. In 2023, Territorial obtained a $50.0 million advance from the BTFP.

Provision for Credit/Loan Losses. Based on Territorial’s analysis of the factors described in “—Critical Accounting Policies and Estimates—Allowance for Credit Losses (ACL) on Loans and Securities” above, Territorial recorded a reversal of credit loss provision of $3,000 under ASC 326 and a reversal of loan loss provision of $576,000 under ASC 310 for the years ended December 31, 2023 and 2022, respectively. The reversal of credit loss provisions in 2023 was primarily due to a decrease in Territorial’s real estate portfolio’s forecasted charge-offs that was partially offset by a decrease in its forecasted prepayments. The reversal of the loan loss provision in 2022 occurred primarily due to a decrease in the amount of loans in Territorial’s loan payment deferral program, Hawaii’s unemployment rate and the size of Territorial’s loan portfolio. The loan payment deferral program was created to assist borrowers who were experiencing financial hardship due to the COVID-19 pandemic. The provisions recorded resulted in ratios of the allowance for credit/loan losses to total loans of 0.39% and 0.16% at December 31, 2023 and 2022, respectively. For the years ended December 31, 2023 and 2022, Territorial had net charge-offs of $117,000 and $61,000, respectively. Nonaccrual loans totaled $2.3 million at December 31, 2023 and 2022. Territorial has provided for all losses that can be reasonably estimated at December 31, 2023 and 2022.

Noninterest Income. The following table summarizes changes in noninterest income for the years ended December 31, 2023 and 2022.

	Year Ended December 31,		Change 2023/2022
	2023	2022	$ Change	% Change
	(Dollars in thousands)
Service and other fees	$1,327	$1,416	$(89)	(6.3)%
Income on bank-owned life insurance	855	792	63	8.0%
Net gain (loss) on sale of loans	10	(3)	13	(433.3)%
Other	279	2,004	(1,725)	(86.1)%

Total	$2,471	$4,209	$(1,738)	(41.3)%

Noninterest income decreased by $1.7 million, or 41.3%, to $2.5 million for the year ended December 31, 2023 from $4.2 million for the year ended December 31, 2022. Other income decreased primarily due to $1.1 million of proceeds on bank-owned life insurance received during the year ended December 31, 2022. In addition, $713,000 of pension income was recognized in the year ended December 31, 2022 primarily due to an increase in the return on assets in the defined benefit pension plan and a reduction in the interest costs on the benefit obligation.

Noninterest Expense. The following table summarizes changes in noninterest expense for the years ended December 31, 2023 and 2022.

	Year Ended December 31,		Change 2023/2022
	2023	2022	$ Change	% Change
	(Dollars in thousands)
Salaries and employee benefits	$20,832	$22,259	$(1,427)	(6.4)%
Occupancy	6,910	6,708	202	3.0%
Equipment	5,156	5,006	150	3.0%
Federal deposit insurance premiums	982	573	409	71.4%
Other general and administrative expenses	4,388	4,252	136	3.2%

Total	$38,268	$38,798	$(530)	(1.4)%

Noninterest expense decreased by $530,000, or 1.4%, to $38.3 million for the year ended December 31, 2023 from $38.8 million for the year ended December 31, 2022. The decrease in salaries and employee benefits was primarily due to a decrease in bonus accruals, stock benefit plan expenses, and employee stock option program expenses which was partially offset by a decrease in deferred salary expenses for originating new loans. The increase in federal deposit insurance premiums was primarily due to an increase in the FDIC premium rate beginning January 1, 2023. The increase in occupancy expense was primarily due to increases in repairs and maintenance expense. The increase in equipment expenses was primarily due to an increase in data processing expense, furniture and fixture expense, and service bureau expense, which was partially offset by a decrease in depreciation on furniture and fixtures. Other general and administrative expenses increased primarily due to an increase in legal fees.

Income Tax Expense. Income tax expense for 2023 was $1.8 million with an effective tax rate of 26.5% compared to $5.3 million with an effective tax rate of 24.8%. The decrease in income tax expense was due to a $14.6 million decrease in income before income taxes. The increase in the effective tax rate during 2023 was primarily due to the receipt of $1.1 million of proceeds on bank-owned life insurance in 2022 that was not taxable.

Nonperforming and Problem Assets

When a residential mortgage loan or home equity line of credit is 15 days past due, Territorial attempts personal, direct contact with the borrower to determine when payment will be made. On the first day of the following month, Territorial mails a letter reminding the borrower of the delinquency and will send an additional letter when a loan is 60 days or more past due. If necessary, subsequent late notices are issued and the account will be monitored on a regular basis thereafter. By the 121st day of delinquency, unless the borrower has made arrangements to bring the loan current, Territorial will refer the loan to legal counsel to commence foreclosure proceedings.

Commercial business loans, commercial real estate loans, and consumer loans are generally handled in the same manner as residential mortgage loans or home equity lines of credit. All commercial business loans that are 15 days past due are immediately referred to Territorial’s senior lending officer. In addition, Territorial generates past due notices and attempts direct contact with a borrower when a consumer loan is 10 days past due. Because consumer loans are generally unsecured, Territorial may commence collection procedures earlier for consumer loans than for residential mortgage loans or home equity lines of credit.

Loans are generally placed on nonaccrual status when payment of principal or interest is more than 90 days contractually delinquent or when, in the opinion of management, collection of principal or interest in full appears doubtful. When loans are placed on a nonaccrual status, unpaid accrued interest is fully reversed. The interest payments received on nonaccrual loans are recorded as a reduction of principal. The loan may be returned to accrual status if both principal and interest payments are brought current and full payment of principal and interest is expected.

Nonperforming Assets. The table below sets forth the amounts and categories of Territorial’s nonperforming assets (loans and real estate owned) at the dates indicated.

		At December 31,
	At June 30, 2024	2023	2022
		(Dollars in thousands)
Nonaccrual loans:
Real estate loans:
First mortgage:
One- to four-family residential	$1,063	$2,079	$2,279
Home equity loans and lines of credit	6	11	16
Other loans	166	170	6

Total nonaccrual loans	1,235	2,260	2,301

Real estate owned:
Real estate loans:
First mortgage:
One- to four-family residential	—	—	—

Total real estate owned	—	—	—

Total nonperforming assets	1,235	2,260	2,301

Loans delinquent 90 days or greater and still accruing interest	—	—	—

Modified loans still accruing interest:
Real estate loans:
First mortgage:
One- to four-family residential	690	697	414

Total modified loans still accruing interest	690	697	414

Total nonperforming assets, accruing loans delinquent for 90 days or more and modified loans still accruing interest	$1,925	$2,957	$2,715

Ratios:
Nonperforming loans to total loans	0.09%	0.17%	0.18%
Nonperforming assets to total assets	0.06%	0.10%	0.11%

Territorial had four one- to four-family residential mortgage loans totaling $785,000 that were modified as of June 30, 2024. Three of the loans, totaling $690,000, were performing in accordance with their modified terms and accruing interest, at June 30, 2024. One of the loans, for $95,000, was 58 days past due and not accruing interest at June 30, 2024. Territorial had five one- to four-family residential mortgage loans totaling $860,000 that were modified as of December 31, 2023. Four of the loans, totaling $758,000, were performing in accordance with their modified terms and accruing interest at December 31, 2023. One of the loans, for $102,000, was 59 days past due and not accruing interest at December 31, 2023. Territorial had four one- to four- family residential loans totaling $824,000 that were modified as of December 31, 2022. Two of the loans, totaling $414,000, were performing in accordance with their modified terms and accruing interest at December 31, 2022. Two of the loans, totaling $410,000, were performing in accordance with its modified terms but not accruing interest at December 31, 2022. Territorial’s loan modifications include extending loan terms, adjustment to the loan’s interest rate and loan payment deferrals.

Delinquent Loans. The following table sets forth Territorial’s loan delinquencies by type and by amount at the dates indicated. Loans with a formal loan payment deferral plan in place are not considered contractually past due or delinquent if the borrower is in compliance with the loan payment deferral plan.

	Loans Delinquent For
	60-89 Days		90 Days or Over		Total
	Number	Amount	Number	Amount	Number	Amount
	(Dollars in thousands)
At June 30, 2024
Real estate loans:
First mortgage:
One- to four-family residential	—	$—	1	$87	1	$87
Other loans	4	—	—	—	4	—

Total loans	4	$—	1	$87	5	$87

At December 31, 2023
Real estate loans:
First mortgage:
One- to four-family residential	—	—	4	$227	4	$227
Other loans	1	—	1	—	2	—

Total loans	1	—	5	$227	6	$227

At December 31, 2022
Real estate loans:
First mortgage:
One- to four-family residential	1	$409	4	$559	5	$968
Other loans	1	—	2	6	3	6

Total loans	2	$409	6	$565	8	$974

Real Estate Owned. Real estate acquired by Territorial as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned. When property is acquired it is recorded at estimated fair value at the date of foreclosure less the cost to sell, establishing a new cost basis. Estimated fair value generally represents the price a buyer would be willing to pay on the basis of current market conditions, including normal terms from other financial institutions. Holding costs and declines in estimated fair value result in charges to expense after acquisition. At June 30, 2024 and December 31, 2023 and 2022, Territorial had no real estate owned.

Classification of Assets. Territorial’s policies, consistent with regulatory guidelines, provide for the classification of loans and other assets as substandard, doubtful, or loss. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or the fair value of collateral pledged, if any. Substandard assets include those assets characterized by the distinct possibility that Territorial will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all of the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable. Assets (or portions of assets) classified as loss are those considered uncollectible and of such little value that their continuance as assets is not warranted.

Territorial maintains an allowance for credit losses using an estimate of future losses over the expected life of its financial instruments at a balance sheet date. Territorial’s determination as to the classification of its assets and the amount of its allowance for credit losses is subject to review by bank regulators, who can require that Territorial establish additional allowances. Territorial regularly reviews its asset portfolio to determine whether any assets require classification in accordance with applicable regulations. On the basis of Territorial’s review of its assets at June 30, 2024, Territorial had substandard assets of $1.7 million and no loss or doubtful assets. Substandard assets at June 30, 2024 included $1.1 million of nonperforming loans and $566,000 of modified loans. At December 31, 2023, Territorial had substandard assets of $2.7 million and no loss or doubtful assets. Substandard assets at December 31, 2023 included $2.2 million of nonperforming loans and $577,000 of modified loans. At December 31, 2022, Territorial had substandard assets of $2.5 million, and no loss or doubtful assets. Substandard assets at December 31, 2022 included $1.9 million of nonperforming loans and $597,000 of modified loans. Territorial generally classifies any loan that is delinquent 90 days or more as substandard. Loans which have been delinquent for fewer days may also be classified as substandard.

In addition to classifying assets as substandard, doubtful, or loss, Territorial also categorizes assets as special mention. A special mention asset has potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in the deterioration of the repayment prospects for the asset or in the Territorial Savings Bank’s credit position at some future date. Territorial designates loans that are 30 to 89 days delinquent as special mention. Loans which have been delinquent for fewer days may also be categorized as special mention. Special mention assets were $855,000, $327,000 and $409,000 at June 30, 2024 and December 31, 2023 and 2022, respectively.

Allocation of Allowance for Credit/Loan Losses. The following table sets forth the allowance for credit/ loan losses allocated by loan category and the percent of loans in each category to total loans at the dates indicated. The allowance for credit/loan losses allocated to each category is not necessarily indicative of future losses in any particular category. The allowance for credit/loan losses for each category is affected by the national and Hawaii economies as well as other factors. The allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

			At December 31,
	At June 30, 2024		2023		2022
	Allowance for Credit Losses	Percent of Loans in Each Category to Total Loans	Allowance for Credit Losses	Percent of Loans in Each Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)
Real estate loans:
First mortgage:
One- to four- family residential	$4,378	97.10%	$4,448	97.48%	$1,259	96.51%
Multi-family residential	19	0.42	23	0.45	4	0.50
Construction, commercial and other	28	0.96	27	0.89	434	1.84
Home equity loans and lines of credit	156	0.86	101	0.54	1	0.49
Other loans	537	0.66	522	0.64	75	0.66

Total allocated allowance	5,118	100.00%	5,121	100.00%	1,773	100.00%

Unallocated	—		—		259

Total	$5,118		$5,121		$2,032

	At or For the Six Months Ended June 30,
	2024	2023
Allowance for credit losses to total loans at end of period	0.39%	0.40%
Nonaccrual assets to total loans at end of period	0.09%	0.18%
Allowance for credit losses to nonaccrual loans at end of period	414.75%	224.20%
Net charge-offs to average loans outstanding:
Residential Mortgage	—%	—%
Construction, Commercial & Other Mortgage Loans	—%	—%
Home Equity Loans and Lines of Credit	—%	—%
Consumer & Other	0.15%	0.17%

	At or For the Year Ended December 31,
	2023	2022
Allowance for credit/loan losses to total loans at end of year	0.39%	0.16%
Nonaccrual assets to total loans at end of year	0.17%	0.18%
Allowance for credit/loan losses to nonaccrual loans at end of year	226.59%	88.31%
Net charge-offs to average loans outstanding:
Residential Mortgage	—%	—%
Construction, Commercial & Other Mortgage Loans	—%	—%
Home Equity Loans and Lines of Credit	—%	—%
Consumer & Other	0.87%	0.71%

Management of Market Risk

General. Territorial’s most significant form of market risk is interest rate risk because, as a financial institution, the majority of its assets and liabilities are sensitive to changes in interest rates. Therefore, a principal part of Territorial’s operations is to manage interest rate risk and limit the exposure of its net interest income to changes in market interest rates. The Territorial Board of Directors has established an Asset/Liability Management Committee, which is responsible for evaluating the interest rate risk inherent in Territorial’s assets and liabilities, for determining the level of risk that is appropriate, given its business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors.

Territorial has historically operated as a traditional thrift institution and a significant majority of its assets consist of long-term, fixed-rate residential mortgage loans and mortgage-backed securities, which it has funded primarily with checking and savings accounts and borrowings. There is also little demand for adjustable-rate mortgage loans in the Hawaii market area. This has resulted in Territorial being particularly vulnerable to increases in interest rates, as its interest-bearing liabilities mature or reprice more quickly than its interest-earning assets.

Territorial continues its efforts to reduce interest rate risk. During the six months ended June 30, 2024, Territorial did not sell any fixed-rate mortgage loans. In 2023 and 2022, Territorial sold fixed-rate mortgage loans with principal balances of $827,000 and $5.4 million, respectively. During the six months ended June 30, 2024, Federal Home Loan Bank advances decreased by $5.0 million. For the year ended December 31, 2023, Federal Home Loan Bank advances increased by $101.0 million. These advances lengthened the maturity of Territorial’s liabilities and increased its liquidity. In addition, Territorial may utilize the following strategies to further reduce its interest rate risk:

•	Continuing efforts to increase core checking and savings accounts, which are less rate-sensitive than certificates of deposit and which provide a stable, low-cost source of funds;

•	Continuing to repay short-term borrowings;

•	Maintaining overnight cash balances at the Federal Reserve Bank or a portfolio of short-term investments;

•	Purchasing mortgage-backed securities with shorter durations;

•	Selling a portion of the fixed-rate mortgage loans Territorial originates to Freddie Mac or Fannie Mae;

•	Extending the maturity of liabilities by obtaining longer-term fixed-rate public deposits, Federal Home Loan Bank advances and securities sold under agreements to repurchase;

•

Subject to the maintenance of credit quality standards, originating commercial loans and home equity lines of credit, which have adjustable interest rates and shorter average lives than first mortgage loans; and

•	Maintaining relatively high regulatory capital ratios.

Territorial’s policies do not permit hedging activities, such as engaging in futures, options, or swap transactions, or investing in high-risk mortgage derivatives, such as collateralized mortgage obligation residual interests, real estate mortgage investment conduit residual interests, or stripped mortgage-backed securities. Territorial does not have any current plans to sell loans classified as held-for-investment.

Economic Value of Equity. Territorial uses an interest rate sensitivity analysis that computes changes in the economic value of equity (EVE) of its cash flows from assets, liabilities, and off-balance sheet items in the event of a range of assumed changes in market interest rates. EVE represents the market value of portfolio equity and is equal to the present value of assets minus the present value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market-risk-sensitive instruments in the event of an instantaneous and sustained 100 to 400 basis point increase or decrease in market interest rates with no effect given to any steps that Territorial might take to counter the effect of that interest rate movement. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the “Change in Interest Rates” column below.

The following table presents Territorial’s internal calculations of the estimated changes in its EVE as of March 31, 2024, which is the most recent available calculation of EVE, that would result from the designated instantaneous changes in the interest rate yield curve.

Change in Interest Rates (bp) (1)	Estimated EVE (2)	Estimated Increase (Decrease) in EVE	Percentage Change in EVE	EVE Ratio as a Percent of Present Value of Assets (3)(4)	Increase (Decrease) in EVE Ratio as a Percent of Present Value of Assets (3)(4)
(Dollars in thousands)
+400	$(31,821)	$(204,616)	(118.42)%	(2.15)%	(11.47)%
+300	$13,197	$(159,598)	(92.36)%	0.85%	(8.47)%
+200	$62,787	$(110,008)	(63.66)%	3.80%	(5.52)%
+100	$116,510	$(56,285)	(32.57)%	6.66%	(2.66)%
0	$172,795	$—	— %	9.32%	— %
-100	$226,616	$53,821	31.15%	11.54%	2.22%
-200	$276,798	$104,003	60.19%	13.34%	4.02%
-300	$317,456	$144,661	83.72%	14.54%	5.22%
-400	$314,354	$141,559	81.92%	13.95%	4.63%

(1)	Assumes an instantaneous uniform change in interest rates at all maturities.
(2)	EVE is the difference between the present value of an institution’s assets and liabilities.
(3)	Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4)	EVE Ratio represents EVE divided by the present value of assets.

Certain shortcomings are inherent in the methodologies used in determining interest rate risk through changes in EVE. Modeling changes in EVE requires making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the EVE table presented assumes that the composition of Territorial’s interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the EVE table provides an indication of Territorial’s interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on Territorial’s EVE and net interest income and will differ from actual results.

Liquidity and Capital Resources

Liquidity is the ability to meet current and future financial obligations. Territorial’s primary obligations include meeting the borrowing needs of its customers, fulfilling deposit withdrawals, interest payments on deposits, and repayment of borrowings. Territorial Savings Bank’s primary sources of funds consist of deposit inflows, cash balances at the Federal Reserve Bank, loan and security repayments, advances from the Federal Home Loan Bank, securities sold under agreements to repurchase and proceeds from loan and security sales. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage and mortgage-backed security prepayments are greatly influenced by general interest rates, economic conditions and competition. Territorial has established an Asset/Liability Management Committee, consisting of its President and Chief Executive Officer, Vice Chairman and Co-Chief Operating Officer, Executive Vice President and Chief Financial Officer, Executive Vice President of Finance, and Vice President and Senior Treasury Analyst, which is responsible for establishing and monitoring Territorial’s liquidity targets and strategies in order to ensure that sufficient liquidity exists for meeting the borrowing needs and deposit withdrawals of its customers as well as unanticipated contingencies. Territorial believes that is has enough sources of liquidity to satisfy its short- and long-term liquidity needs as of June 30, 2024.

Territorial regularly monitors and adjusts its investments in liquid assets based upon its assessment of:

(i)	expected loan demand;

(ii)	purchases and sales of investment securities;

(iii)	expected deposit flows and borrowing maturities;

(iv)	yields available on interest-earning deposits and securities; and

(v)	the objectives of Territorial’s asset/liability management program.

Excess liquid assets are invested generally in interest-earning deposits or securities and may also be used to pay off short-term borrowings.

Territorial’s most liquid asset is cash. The amount of this asset is dependent on its operating, financing, lending and investing activities during any given period.

At June 30, 2024, Territorial’s cash and cash equivalents totaled $82.8 million. At June 30, 2024, Territorial had the ability to borrow an additional $593.5 million and $224.4 million from the Federal Home Loan Bank and Federal Reserve Bank, respectively. In addition, Territorial had the ability to borrow up to $58.5 million, using its unpledged securities as collateral, from the Federal Reserve Bank or using securities sold under agreements to repurchase.

At December 31, 2023, Territorial’s cash and cash equivalents totaled $126.7 million. At December 31, 2023, Territorial had the ability to borrow an additional $612.6 million and $207.2 million from the Federal Home Loan Bank and Federal Reserve Bank, respectively. In addition, Territorial had the ability to borrow up to $129.7 million, using its unpledged securities as collateral, from the Federal Reserve Bank or using securities sold under agreements to repurchase.

Advances from the Federal Home Loan Bank were $237.0 million, $242.0 million, and $141.0 million at June 30, 2024 and December 31, 2023 and 2022, respectively. Advances from the Federal Reserve Bank and securities sold under agreements to repurchase were, $50.0 million, and $10.0 million, respectively, at June 30, 2024 and December 31, 2023. Securities sold under agreements to repurchase was $10.0 million at December 31, 2022. Territorial did not have any Federal Reserve Bank borrowings at December 31, 2022.

Territorial’s cash flows are derived from operating activities, investing activities and financing activities as reported in its Consolidated Statements of Cash Flows included in its Consolidated Financial Statements.

At June 30, 2024, Territorial had $925,000 in loan commitments outstanding for fixed-rate loans and had $15.2 million in unused lines of credit to borrowers. At December 31, 2023, Territorial had $1.3 million in loan commitments outstanding for fixed-rate loans and had $14.9 million in unused lines of credit to borrowers. Certificates of deposit due within one year of June 30, 2024 totaled $511.3 million, or 32.5% of total deposits. If these deposits do not remain with Territorial, Territorial may be required to seek other sources of funds, including loan and security sales, brokered deposits, securities sold under agreements to repurchase, and Federal Home Loan Bank and Federal Reserve Bank advances. Depending on market conditions, Territorial may be required to pay higher rates on such deposits or other borrowings than it currently pays on the certificates of deposit due on or before June 30, 2025. Territorial has the ability to attract and retain deposits by adjusting the interest rates offered.

Territorial’s primary investing activities are originating loans and purchasing mortgage-backed securities. During the six months ended June 30, 2024 and 2023, Territorial originated $34.9 million and $55.5 million of loans, respectively. During the six months ended June 30, 2023, Territorial purchased securities with a total face value of $6.8 million. Territorial did not purchase any securities in the six months ended June 30, 2024. During the years ended December 31, 2023 and 2022, Territorial originated $100.8 million and $150.9 million of loans, respectively. In 2023 and 2022, Territorial purchased securities with a total face value of $6.8 million and $169.4 million, respectively.

Financing activities consist primarily of activity in deposit accounts, Federal Home Loan Bank advances, Federal Reserve Bank advances, securities sold under agreements to repurchase, stock repurchases and dividend payments. Territorial experienced a net $63.9 million decrease in deposits for the six months ended June 30, 2024. The decrease in deposits occurred primarily as customers sought higher interest rates than what Territorial offers. Territorial experienced a net decrease in deposits of $79.5 million for the year ended December 31, 2023 and a net increase in deposits of $34.3 million for the year ended December 31, 2022. The decrease in deposits for 2023 occurred as customers sought higher interest rates than what Territorial offers. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by Territorial and its local competitors, and by other factors. Federal Home Loan Bank advances were $237.0 million, $242.0 million, and $141.0 million at June 30, 2024 and December 31, 2023 and 2022, respectively. At June 30, 2024 and December 31, 2023, Federal Reserve Bank advances were $50.0 million. Territorial had no Federal Reserve Bank borrowings at December 31, 2022.

As a separate legal entity, Territorial is required to have liquidity to fund stock repurchases and dividend payments to shareholders and for other corporate purposes. Shares repurchased reduce the amount of shares issued and outstanding. The repurchased shares may be reissued in connection with share-based compensation plans and for general corporate purposes. During the years ended December 31, 2023 and 2022, Territorial repurchased 250,882 and 262,621 shares of common stock, respectively, at an average cost of $16.05 and $22.75 per share, respectively, as part of the repurchase programs authorized by the Board of Directors. No shares were repurchased during the six months ended June 30, 2024. At June 30, 2024 and December 31, 2023 and 2022, on a stand-alone basis, Territorial had cash in banks of $16.4 million, $18.5 million, and $28.5 million, respectively.

Territorial Savings Bank is subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At June 30, 2024 and December 31, 2023 and 2022, Territorial Savings Bank exceeded all regulatory capital requirements and are considered to be “well capitalized” under regulatory guidelines. Territorial is not subject to regulatory capital requirements because its total assets are less than $3.0 billion.

Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

Commitments. As a financial services provider, Territorial routinely is a party to various financial instruments with off-balance-sheet risks, such as commitments to extend credit and unused lines of credit. While these contractual obligations represent Territorial’s potential future cash requirements, a significant portion of commitments to extend credit may expire without being drawn upon. Such commitments are subject to the same credit policies and approval process accorded to loans Territorial makes. In addition, Territorial enters into commitments to sell mortgage loans. Territorial sells loans under agreements that contain representations and warranties related to, among other things, the origination and characteristics of the mortgage loans. Territorial may be required to repurchase mortgage loans that it has sold in cases of breaches of these representations and warranties.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, see Note 3 of the Notes to Consolidated Financial Statement at June 30, 2024 and for the six months ended June 30, 2024 and 2023, and Note 2(w) of the Notes to Consolidated Financial Statement at and for the years ended December 31, 2023 and 2022.

Impact of Inflation and Changing Prices

Territorial’s Consolidated Financial Statements and related notes have been prepared in accordance with U.S. GAAP. U.S. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration of changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of Territorial’s operations. Unlike industrial companies, Territorial’s assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

THE MERGER

Terms of the Merger

Each of the Hope Board of Directors and the Territorial Board of Directors has unanimously approved the Merger Agreement. The Merger Agreement provides that, pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Territorial will merge with and into Hope, with Hope as the surviving corporation, which is referred to as the Merger. Following the Merger, Territorial’s wholly owned subsidiary, Territorial Savings Bank, a Hawaii state-chartered member savings bank, will merge with and into Hope’s wholly owned subsidiary, Bank of Hope, a California state-chartered bank, with Bank of Hope as the surviving bank, which is referred to as the Bank Merger.

Each share of Territorial common stock issued and outstanding immediately prior to the Effective Time, except for treasury stock or certain shares owned by Hope or Territorial, will be converted into the right to receive 0.8048 shares of Hope common stock. Territorial stockholders who would otherwise be entitled to a fraction of a share of Hope common stock in the Merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the Hope closing share value.

As a result of the foregoing, based on the number of shares of Hope common stock and Territorial common stock outstanding as of April 26, 2024, the date of the Merger Agreement, it is expected that Hope stockholders will hold approximately 94.4%, and Territorial stockholders will hold approximately 5.6%, of the shares of the combined company outstanding immediately after the effective time of the Merger (which we refer to as the “Effective Time”).

Territorial stockholders are being asked to approve and adopt the Merger Agreement. See the section entitled “The Merger Agreement” for additional and more detailed information regarding the legal documents that govern the Merger, including information about conditions to the completion of the Merger and provisions for terminating or amending the Merger Agreement. Hope stockholders are not entitled to voting rights in connection with the Merger.

Background of the Merger

Since Territorial’s initial public offering in 2009 in connection with Territorial Savings Bank’s conversion from the mutual form of organization to the stock form of organization, the Territorial Board of Directors and senior management have periodically reviewed and assessed Territorial’s strategic alternatives and the business and regulatory environments facing Territorial and Territorial Savings Bank. As part of this process, the Territorial Board of Directors has periodically considered strategic alternatives, including a possible merger or sale transaction, and has consulted periodically with representatives of KBW regarding these matters. KBW is a nationally recognized investment banking firm with substantial experience advising financial institutions with respect to mergers and acquisitions and other matters. KBW served as Territorial’s marketing agent in connection with its 2009 public offering.

In August 2023, at the KBW annual community banking conference, representatives of KBW, which included one representative who has provided investment banking services and advice to Territorial since before Territorial’s initial public offering, engaged in conversations with representatives of Hope on topics that included Hope’s potential expansion to the Hawaii market, the banking environment in Hawaii and various potential partnerships, including with Territorial. No pricing or other potential deal terms were discussed, as Hope merely expressed interest in an exploratory meeting with representatives of Territorial.

Following this conversation, a representative of KBW met with Territorial’s Chairman, President and Chief Executive Officer Allan S. Kitagawa and other members of Territorial’s executive management to discuss Hope’s interest in an exploratory meeting with representatives of Territorial, at which meeting the participants reviewed the state of the bank merger market in general, Territorial’s potential future operating results as a standalone entity, and information regarding a potential merger transaction with Hope, including the possible structure and timing of a transaction. The potential merger transaction with Hope was also compared to a potential merger transaction with another potential partner for Territorial. The potential partner was the holding company for a financial institution headquartered in Hawaii (“Company A”). As part of Mr. Kitagawa’s regular involvement in discussions with members of the Hawaii banking community, a director of Company A had previously expressed interest in discussing a combination between Company A and Territorial if Territorial were ever interested.

At a board meeting held August 30, 2023, the Territorial Board of Directors was informed of Hope’s interest in an exploratory meeting with representatives of Territorial and also reviewed the information discussed at the earlier meeting among members of Territorial’s executive management and the representative of KBW. It was noted that no offer or correspondence had been provided by Hope, nor had Hope provided any term sheet or letter of intent regarding the terms of a possible transaction with Territorial. The Territorial Board of Directors also reviewed the public informational materials that Hope had provided at the 2023 KBW community banking conference, and discussed the impact a strategic transaction could have on Territorial and Territorial Savings Bank, including stockholders, employees, customers and the local community. After further discussion with management, the Territorial Board of Directors requested legal advice on their fiduciary duties when assessing strategic transactions in general and, specifically, in response to inquiries like the one made by Hope.

The Territorial Board of Directors recessed the meeting until the following day. At the reconvened meeting, which was attended by members of Territorial’s executive management, representatives of KBW, and special legal counsel, Luse Gorman, PC (“Luse Gorman”), the board discussed with Luse Gorman the board’s fiduciary duties in general, as well as in a merger transaction. The board reviewed financial information, including projections, prepared by the management of Territorial and current market metrics with respect to a possible transaction involving Hope. The board also considered expectations in the market for banking institutions in general and, with management’s input, specific expectations for Territorial in the near-term. In addition, the board considered the anticipated adverse regulatory and financial environment that would likely face Territorial, particularly in light of recent market interest rate increases, and their impact on Territorial’s balance sheet, capital levels and operations, as well as Territorial’s ability to pay dividends and engage in stock repurchases. The board discussed the operations and recent financial performance of Hope, its possible strategic fit with Territorial, and the board’s desire to ascertain the nature and level of Hope’s interest in a possible combination. After further discussion, the board voted unanimously to authorize Mr. Kitagawa and others he deemed appropriate, to meet with representatives of Hope and engage in discussions at Hope’s request, in order to learn more about Hope, its business and its intentions with respect to Territorial, and report back to the Board or a Committee on the progress.

On September 12, 2023, Mr. Kitagawa and each of Territorial’s Co-Chief Operating Officers, Ralph Y. Nakatsuka and Vernon Hirata, met with Kevin S. Kim, the President and Chief Executive Officer of Hope. Mr. Kim expressed Hope’s interest in pursuing a strategic combination with Territorial due primarily to Territorial’s deposits and retail footprint in Hawaii. The parties discussed Hope’s overall strategy for a combination with Territorial, including how Hope could utilize Territorial’s footprint and infrastructure in Hawaii and how Hope’s more diverse product and service offerings would benefit Territorial’s customers. Mr. Kitagawa indicated that he would need to consult with the Territorial Board of Directors and contact Mr. Kim if there was any interest in further discussions.

On September 19, 2023, Mr. Kitagawa held a discussion with the director of Company A who had previously expressed interest in discussing a combination between Company A and Territorial. Mr. Kitagawa explained that Territorial was beginning to review potential partners that previously expressed interest in a transaction with Territorial and who could make sense from a combination or partnering standpoint. The director of Company A indicated that he would discuss the matter with the appropriate representatives of Company A and get back to Mr. Kitagawa.

At a board meeting held September 21, 2023, Mr. Kitagawa summarized for the Territorial Board of Directors the discussions he had with Mr. Kim and the director of Company A. The board discussed with Luse Gorman the steps typically involved in a potential merger transaction. The board discussed other institutions that could make advantageous partners and had previously expressed interest in a combination with Territorial. It was noted that a financial institution headquartered in the West Coast of the mainland United States (“Company B”) had previously expressed interest in Territorial and had a similar operational strategy and market approach as Hope, including its interest in the Hawaii market for expansion. As a result of these discussions, the Board authorized Mr. Kitagawa and management, with the assistance of KBW and Luse Gorman, to take the appropriate steps to continue discussions with Hope and, if it was interested, Company A, and to negotiate appropriate confidentiality agreements and provide such interested parties access to preliminary information so that they could submit non-binding letters of intent for review by the board. The board also authorized management, with the assistance of KBW, to reach out to Company B, provided, that it was determined that Company B possessed the financial capability and could be an attractive partner to engage in a strategic transaction with Territorial, and to report back to the board.

On September 25, 2023, Messrs. Kitagawa and Hirata met with the President of Company A and its general counsel to discuss a possible strategic partnership.

On September 26, 2023, Territorial and Hope entered into a mutual confidentiality agreement to facilitate further discussion by allowing for the sharing of non-public information between the parties and, ultimately, for detailed reciprocal due diligence. The confidentiality agreement also included customary standstill provisions applicable to each of Territorial and Hope, several of which, including restrictions on transactions involving the other party’s publicly traded securities, ceased to apply to Territorial and Hope, as applicable, if the other party entered into a definitive business combination agreement with a third party. Territorial entered into similar confidentiality agreements with Company A and Company B on September 27, 2023 and October 12, 2023, respectively.

On October 10, 2023, Messrs. Kitagawa, Nakatsuka and Hirata met with the President of Company B to discuss the potential transaction.

Following the execution of the confidentiality agreements, each of Hope, Company A and Company B was given access to the virtual data room containing information regarding Territorial and Territorial Savings Bank.

On November 9, 2023, representatives of Company A informed Territorial that Company A had decided that it was not interested in pursuing a transaction with Territorial.

On November 10, 2023, Hope submitted a non-binding indication of interest letter (“IOI”).

The Territorial Board of Directors met on November 21, 2023, with representatives of KBW and legal counsel attending, to review the results of the solicitation process and the terms of the IOI received from Hope. The Territorial Board of Directors also reviewed preliminary pricing information that had been provided to KBW by representatives of Company B’s financial advisor. The board again reviewed the state of the bank merger market in general, as well as general market conditions affecting financial institutions. Hope’s IOI proposed an all-stock transaction with a fixed exchange ratio of 0.6689 shares of Hope common stock for each share of Territorial common stock, reflecting an implied offer price of $6.12 for each share of Territorial common stock as of the date of the IOI. The Territorial Board of Directors again reviewed its fiduciary duties with legal counsel, as well as Territorial’s prospects on a standalone basis, including financial projections prepared by management of Territorial. After lengthy discussion, the Territorial Board of Directors directed KBW to contact Hope and Company B and request that representatives of each company meet with the board for the board to better assess each company, the strategic fit they would have with Territorial and plans for how they would operate in Hawaii.

On November 27, 2023, Company B submitted an IOI, proposing an all-stock transaction with a range for a fixed exchange ratio, representing an implied offer price of $5.76 to $6.32 for each share of Territorial common stock.

On November 27, 2023, Hope submitted an update to its initial IOI, proposing an all-stock transaction with a fixed exchange ratio of 0.6850 shares of Hope common stock for each share of Territorial common stock, reflecting an implied offer price of $6.60 for each share of Territorial common stock.

On November 29, 2023, representatives of each of Hope and Company B met with the Territorial Board of Directors to provide information about their respective organizations and a potential transaction with Territorial. Representatives of KBW were present at these meetings. These individuals responded to questions from members of the Territorial Board of Directors and representatives of KBW. Following these meetings, the Territorial Board of Directors discussed various matters, including the exposure of Hope and Company B to commercial real estate, given recent market conditions. The Territorial Board of Directors recessed the meeting until the following day, and continued discussions of a potential merger with Hope and Company B, including the financial prospects of a combined entity, potential integration issues and other matters. The Territorial Board of Directors also considered Territorial’s prospects as an independent company, including discussion of future operating results as well as expected potential enhanced regulatory scrutiny due to the impact of market interest rate increases on Territorial’s loan portfolio and interest rate risk position. The Territorial Board of Directors determined to continue its considerations of pursuing a transaction with Hope or Company B, or not pursuing a transaction and instead remaining an independent company.

Following discussions between representatives of KBW and Hope’s financial advisor regarding changes in market interest rates, on December 7, 2023, Hope submitted a further update to its initial IOI, proposing an all-stock transaction with a fixed exchange ratio of 0.7550 shares of Hope common stock for each share of Territorial common stock.

The Territorial Board of Directors met on December 18, 2023, with representatives of KBW and legal counsel attending, to review and compare the proposals from Hope and Company B. The Territorial Board of Directors discussed how the range of value proposed by Company B was less attractive than the latest offer from Hope, which reflected an implied offer price of $8.98 for each share of Territorial common stock using Hope’s market price as of December 15, 2023. The Territorial Board of Directors again considered Territorial’s prospects as an independent company, and discussed the likelihood of Hope increasing its pricing offer if Territorial were to provide Hope with exclusive negotiating rights with Territorial. Based upon these discussions, including consideration of Hope’s higher capital levels than Company B and Hope’s prior experience with merger transactions, the Territorial Board of Directors instructed KBW to inform Company B that Territorial would no longer engage in discussions with Company B. A representative of KBW informed a representative of Company B’s financial advisor of this decision on December 19, 2023.

On December 26, 2023, Hope submitted a revised IOI, proposing an all-stock transaction with a fixed exchange ratio of 0.8700 shares of Hope common stock for each share of Territorial common stock, reflecting an implied offer price of $10.51 for each share of Territorial common stock using Hope’s market price as of December 22, 2023. The revised IOI included a request to negotiate exclusively with Hope for a period of 90 days from the date of execution of the revised IOI by Territorial. The parties negotiated the terms of the revised IOI.

On January 3, 2024, the Territorial Board of Directors met to review the terms of the revised IOI, with representatives of KBW and Luse Gorman in attendance at the meeting. The board reviewed with a representative of KBW financial information regarding the potential transaction based on the revised IOI, discussed the current interest rate environment, and considered the financial and regulatory prospects of remaining independent. The Territorial Board of Directors also reviewed detailed financial and market information about Hope. Following these discussions, the Territorial Board of Directors authorized Mr. Kitagawa to enter into the revised IOI with Hope. On January 3, 2024, Mr. Kitagawa executed the revised IOI, including an agreement to negotiate exclusively with Hope for a period of 75 days.

Over the following weeks, Hope conducted due diligence on Territorial and Territorial conducted reverse due diligence on Hope.

At a regular board meeting held January 26, 2024, the Territorial Board of Directors reviewed projected operating results for Territorial over a five-year period and discussed management’s expectations of experiencing operating losses for 2024, 2025 and 2026, primarily due to the impact of the increase in market interest rates on the loan portfolio and overall business operations. A representative of KBW joined the meeting and updated the Territorial Board of Directors on the status of the transaction.

On February 5, 2024, Hope’s legal counsel distributed an initial draft of the Merger Agreement to Luse Gorman. Between February 5, 2024, and April 26, 2024, multiple drafts of the Merger Agreement were exchanged, and representatives of Hope’s legal counsel and representatives of Territorial’s legal counsel participated in calls to discuss and negotiate various matters, including the Merger Agreement and other ancillary agreements and documents.

On February 26, 2024, the Territorial Board of Directors held a special meeting that was attended by Mr. Kim, as well as Hope’s Chief Financial Officer, Julianna Balicka, and representatives of KBW. Mr. Kim and Ms. Balicka provided additional information about Hope’s operations and operating results, and answered questions posed by the Territorial directors.

As the initial 75-day exclusivity period was nearing its expiration date, on March 7, 2024, the Territorial Board of Directors voted to extend the exclusivity period to April 30, 2024, and authorized senior management to execute an agreement with respect to such extension so that the parties could continue with their due diligence on each other and assess any integration issues related to the combination of the parties’ operations and staff. The Territorial Board of Directors also discussed ongoing due diligence activity.

On March 7, 2024, the parties agreed to the extension of the exclusivity period.

At a regular board meeting held April 3, 2024, a representative of KBW joined the meeting and updated the Territorial Board of Directors on the status of the transaction.

On April 17, 2024, following continued due diligence and refined pricing analysis by Hope, Hope’s financial advisor informed representatives of KBW of Hope’s proposed revised exchange ratio of 0.8048 shares of Hope common stock for each share of Territorial common stock, reflecting an implied offer price of $8.27 for each share of Territorial common stock as of that date.

On April 18, 2024, the Territorial Board of Directors held a special meeting, with representatives of KBW and Luse Gorman in attendance, to discuss the then-current status of the Merger Agreement negotiations. The Territorial Board of Directors reviewed the terms of the transaction based on the revised proposed exchange ratio, as well as history of the changes in the exchange ratio and resulting pricing, and again considered its prospects on a standalone basis. The Territorial Board of Directors received a report on the reverse due diligence conducted on Hope. Legal counsel reviewed the most recent draft of the Merger Agreement and, together with management, updated the Territorial Board of Directors on terms that were still under negotiation.

The Territorial Board of Directors met on April 26, 2024, with representatives of KBW and legal counsel in attendance, to review the final Merger Agreement and ancillary documents, and to consider the approval of the Merger Agreement and the transactions contemplated by it. Before the meeting, the Territorial Board of Directors had been provided the proposed Merger Agreement and a financial presentation prepared by KBW. The board reviewed in detail the pricing and other financial terms of the proposed Merger Agreement. Legal counsel again discussed the board’s fiduciary duties in connection with the proposed transaction. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered to the Territorial board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Territorial common stock. All questions posed by the directors were answered by management, representatives of KBW or legal counsel, as appropriate. Legal counsel also discussed the proposed resolutions regarding the proposed merger that the independent members of the board (all directors except for Mr. Kitagawa) would be requested to approve, as well as the proposed resolutions regarding the proposed merger that the full board would be requested to approve. After further discussion, the independent members of the Territorial Board of Directors voted unanimously to approve the Merger Agreement with Hope in substantially the form presented and voted unanimously to approve the executive compensation arrangements of senior officers, including Mr. Kitagawa. Following this vote, and after considering the proposed Merger Agreement, and ancillary documents, and taking into consideration the matters discussed at the meeting and at prior meetings of the Territorial Board of Directors, the Territorial Board of Directors voted unanimously to approve the Merger Agreement in substantially the form presented, to recommend that Territorial stockholders vote to approve the Merger Agreement and the merger, and to authorize management, with the assistance of counsel, to finalize and execute the Merger Agreement and all related documents.

On April 26, 2024, Territorial and Hope executed the Merger Agreement and, on April 29, 2024, before the opening of the stock markets, issued a joint press release to publicly announce the execution of the Merger Agreement.

Territorial’s Reasons for the Merger; Recommendation of the Territorial Board of Directors

After careful consideration, the Territorial Board of Directors, at a special meeting held on April 26, 2024, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable and in the best interests of Territorial and its stockholders, (ii) approved and adopted the Merger Agreement, and (iii) authorized and approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger. Accordingly, the Territorial Board of Directors unanimously recommends that Territorial stockholders vote “FOR” the Merger proposal, “FOR” the Compensation Proposal, and “FOR” the Adjournment Proposal.

In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and to recommend that Territorial stockholders approve the Merger Agreement, the Territorial Board of Directors evaluated the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement in consultation with Territorial’s management, as well as with Territorial’s financial and legal advisors, and considered a number of factors, including the following:

•	each of Territorial’s and Hope’s respective business, operations, financial condition, stock performance, asset quality, earnings, markets and prospects;

•	the strategic rationale for the Merger;

•	Territorial’s and Hope’s respective strategic outlooks and corporate cultures;

•

the ability of the combined company to have greater scale that may enable it to attract additional customers and employees and have the ability to invest and spread increasing costs more effectively in technology, risk and compliance;

•

its view that the combined company will have the scale, resources and capabilities to drive technology and infrastructure investments to enhance the customer experience by leveraging the strengths of both Territorial and Hope;

•	the expectation of the Territorial Board of Directors that the combined company will have a strong capital position upon completion of the transaction;

•	the fact that Territorial stockholders will become stockholders of Hope and will continue to share proportionately in the business successes of the legacy Territorial business;

•

its knowledge of the current and prospective environment in the financial services industry in general, including economic conditions and the interest rate and regulatory environments, increased operating costs resulting from regulatory and compliance mandates, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions and the likely effects of these factors on Territorial’s and the combined company’s potential growth, development, productivity and strategic options;

•

its view with respect to other strategic alternatives potentially available to Territorial, including continuing as a stand-alone company, engaging in a strategic combination with another party or a sale to a potential acquirer, and its belief as to the availability of these alternatives and that any such available alternatives would not deliver the financial and operational benefits that could be achieved in the proposed Merger with Hope;

•	its view that the cost savings and synergies created by the Merger create material value for the Territorial shareholders and enable reinvestment of additional capital;

•	the fact that both Territorial and Hope have similar commitments to their respective customers and communities;

•

its belief that the two companies’ corporate cultures and business philosophies are complementary and compatible, and its belief that the complementary cultures will facilitate the successful integration of the two companies and implementation of the transaction;

•

its review and discussions concerning the due diligence examination of the operations, financial condition, credit quality, earnings, risk management and regulatory compliance programs and prospects of Hope;

•	the expectation that the requisite regulatory approvals could be obtained in a timely fashion;

•	the benefits and opportunities Hope will bring to the combined company;

•	the expectation that the transaction will be generally tax-free for United States federal income tax purposes to Territorial stockholders;

•

the fact that the exchange ratio would be fixed, with no adjustment in the Merger consideration to be received by Territorial stockholders as a result of possible increases or decreases in the trading price of Territorial or Hope stock following the announcement of the Merger, which the Territorial Board of Directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•

the premium to Territorial stockholders based on the fixed exchange ratio and the relative prices of the companies’ stock at the time of the Merger announcement that affords Territorial stockholders a share of the anticipated transaction synergies at closing;

•

the greater market capitalization of the combined organization and trading volume and liquidity of Hope common stock in the event Territorial stockholders desire to sell the shares of Hope common stock to be received by them upon completion of the Merger;

•	the fact that Territorial stockholders will have an opportunity to vote on the approval of the Merger Agreement and the Merger;

•

the opinion, dated April 26, 2024, of KBW to the Territorial Board of Directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Territorial common stock of the exchange ratio in the proposed Merger, as more fully described below under “ —Opinion of Territorial’s Financial Advisor”;

•

the terms of the Merger Agreement, which Territorial reviewed with its legal advisor, including the representations, warranties, covenants, deal protection and termination provisions contained therein;

•

the analyses presented by Luse Gorman, PC as to the structure of the Merger, the Merger Agreement, the fiduciary and legal obligations applicable to directors when considering a sale or Merger of a company, and the process that Territorial (including the Territorial Board of Directors) employed in considering the Merger;

•

under the terms of the Merger Agreement, the ability of the Territorial Board of Directors, in response to an unsolicited third-party proposal or an intervening event, to withdraw its recommendation to the Territorial stockholders if it concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisor) that making or continuing to make its recommendation to the Territorial stockholders would more likely than not result in a violation of its fiduciary duties under applicable law;

•	the effects of the Merger on Territorial’s employees, including the prospects for continued employment and the severance and other benefits agreed to be provided by Hope; and

•

the impact of the Merger on depositors, customers and communities served by Territorial and the expectation that the combined entity will continue to provide quality service to the communities and customers currently served by Territorial.

The Territorial Board of Directors also considered the potential risks related to the transaction, but concluded that the anticipated benefits of combining with Hope were likely to outweigh these risks. These potential risks include, among others:

•

the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of the strength of the economy, general market conditions and competitive factors in the areas where Territorial and Hope operate businesses;

•	the possible diversion of management attention and resources from other strategic opportunities and operational matters while working to implement the transaction and integrate the two companies;

•	the risk of losing key employees during the pendency of the Merger and thereafter;

•

the restrictions on the conduct of Territorial’s business during the period between execution of the Merger Agreement and the consummation of the Merger, which could potentially delay or prevent Territorial from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the Merger;

•	the potential effect of the Merger on Territorial’s overall business, including its relationships with customers, employees, suppliers and regulators;

•	the fact that Territorial stockholders would not be entitled to appraisal or dissenters’ rights in connection with the Merger;

•	the possibility of encountering difficulties in achieving anticipated cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;

•	certain anticipated Merger-related costs, which could also be higher than expected;

•

the regulatory and other approvals required in connection with the Merger and the Bank Merger and the risk that such regulatory approvals will not be received or will not be received in a timely manner or may impose burdensome or unacceptable conditions that may adversely affect the anticipated operations, synergies and financial results of the combined company following the completion of the Merger;

•

the fact that the Merger Agreement contains certain restrictions on the ability of Territorial to solicit proposals for alternative transactions or engage in discussions regarding such proposals, including the requirement for Territorial to pay Hope a termination fee of $3,000,000 in certain circumstances;

•	the fact that the exchange ratio is fixed, which could result in a decrease in the value of the merger consideration in the event of a decrease in the trading price of Hope’s common stock;

•	the potential for legal claims challenging the Merger;

•

the risk that the Merger may not be completed despite the combined efforts of Territorial and Hope or that completion may be unduly delayed, including as a result of delays in obtaining the requisite regulatory approvals; and

•	the other risks described under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 19 and 21, respectively.

The foregoing discussion of the information, risks and factors considered by the Territorial Board of Directors is not intended to be exhaustive but includes the material factors and risks considered by the Territorial Board of Directors. In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, the Territorial Board of Directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The Territorial Board of Directors considered all these factors as a whole in evaluating the Merger Agreement and the transactions contemplated thereby, including the Merger.

For the reasons set forth above, the Territorial Board of Directors determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Territorial and its shareholders, and approved the Merger Agreement and the transactions contemplated thereby, including the Merger.

In considering the recommendation of the Territorial Board of Directors, you should be aware that certain directors and executive officers of Territorial may have interests in the Merger that are different from, or in addition to, interests of stockholders of Territorial generally and may create potential conflicts of interest. The Territorial Board of Directors was aware of these interests and considered them when evaluating and negotiating the Merger Agreement and the transactions contemplated thereby, including the Merger, and in recommending to Territorial stockholders that they vote in favor of the Territorial Merger proposal. See “ —Interests of Territorial’s Directors and Executive Officers in the Merger” beginning on page 91.

For the reasons set forth above, the Territorial Board of Directors unanimously recommends that the Territorial stockholders vote “FOR” the Merger Proposal and “FOR” the other proposals to be considered at the Territorial special meeting.

Opinion of Territorial’s Financial Advisor

Territorial engaged KBW to render financial advisory and investment banking services to Territorial, including an opinion to the Territorial Board of Directors as to the fairness, from a financial point of view, to the common stockholders of Territorial of the Exchange Ratio in the proposed Merger. Territorial selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the Merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the Territorial Board of Directors held on April 26, 2024, at which the Territorial Board of Directors evaluated the proposed Merger. At this meeting, KBW reviewed the financial aspects of the proposed Merger and rendered to the Territorial board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the Exchange Ratio in the proposed Merger was fair, from a financial point of view, to the holders of Territorial common stock. The Territorial Board of Directors approved the Merger Agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Territorial Board of Directors (in its capacity as such) in connection with its consideration of the financial terms of the Merger. The opinion addressed only the fairness, from a financial point of view, of the Exchange Ratio in the Merger to the holders of Territorial common stock. It did not address the underlying business decision of Territorial to engage in the Merger or enter into the Merger Agreement or constitute a recommendation to the Territorial Board of Directors in connection with the Merger, and it does not constitute a recommendation to any holder of Territorial common stock or any stockholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such stockholder should enter into a voting, stockholders’ or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such stockholder.

KBW’s opinion was reviewed and approved by KBW’s Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Territorial and Hope and bearing upon the Merger, including, among other things:

•	a draft of the Merger Agreement dated April 25, 2024 (the most recent draft then made available to KBW);

•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2023 of Territorial;

•	the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2023 of Hope;

•

certain regulatory filings of Territorial and Hope and their respective subsidiaries, including as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2023;

•	certain other interim reports and other communications of Territorial and Hope to their respective stockholders; and

•

other financial information concerning the businesses and operations of Territorial and Hope furnished to KBW by Territorial and Hope or that KBW was otherwise directed to use for purposes of KBW’s analyses.

KBW’s consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Territorial and Hope;

•	the assets and liabilities of Territorial and Hope;

•	a comparison of certain financial and stock market information for Territorial and Hope with similar information for certain other companies the securities of which were publicly traded;

•

financial and operating forecasts and projections of Territorial that were prepared by Territorial management, provided to and discussed with KBW by such management and used and relied upon by KBW at the direction of such management and with the consent of the Territorial Board of Directors;

•

publicly available consensus “street estimates” of Hope, as well as assumed long-term Hope growth rates provided to KBW by Hope management, all of which information was discussed with KBW by Hope management and used and relied upon by KBW based on such discussions, at the direction of Territorial management and with the consent of the Territorial Board of Directors; and

•

estimates regarding certain pro forma financial effects of the Merger on Hope (including, without limitation, the cost savings expected to result or be derived from the Merger) that were prepared by Hope management, provided to and discussed with KBW by such management and used and relied upon by KBW based on such discussions, at the direction of Territorial management and with the consent of the Territorial Board of Directors.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions held by the managements of Territorial and Hope regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. In addition, KBW considered the results of the efforts undertaken by Territorial, with KBW’s assistance, to solicit indications of interest from third parties regarding a potential transaction with Territorial.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with it or that was publicly available and KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of Territorial as to the reasonableness and achievability of the financial and operating forecasts and projections of Territorial referred to above (and the assumptions and bases therefor), and KBW assumed that such forecasts and projections represented the best currently available estimates and judgments of such management and that such forecasts and projections would be realized in the amounts and in the time periods estimated by such management. KBW further relied, with the consent of Territorial, upon Hope management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Hope, the assumed long-term Hope growth rates, and the estimates regarding certain pro forma financial effects of the Merger on Hope (including, without limitation, the cost savings expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and KBW assumed that all such information represented, or in the case of the Hope “street estimates” referred to above that such estimates were consistent with, the best currently available estimates and judgments of Hope management and that the forecasts, projections and estimates reflected in such information would be realized in the amounts and in the time periods estimated.

It is understood that the portion of the foregoing financial information of Territorial and Hope that was provided to KBW was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Hope referred to above, was based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions) and, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of Territorial and Hope and with the consent of the Territorial Board of Directors, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Territorial or Hope since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with

Territorial’s consent, that the aggregate allowances for loan and lease losses for each of Territorial and Hope are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Territorial or Hope, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Territorial or Hope under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. KBW made note of the classification by each of Territorial and Hope of its loans and owned securities as either held to maturity or held for investment, on the one hand, or held for sale or available for sale, on the other hand, and also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of Territorial and Hope, but KBW expressed no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as KBW’s view of the actual value of any companies or assets.

KBW assumed, in all respects material to its analyses:

•

that the Merger and any related transactions (including, without limitation, the Bank Merger) would be completed substantially in accordance with the terms set forth in the Merger Agreement (the final terms of which KBW assumed would not differ in any respect material to KBW’s analyses from the draft reviewed by KBW and referred to above), with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of Territorial common stock;

•	that the representations and warranties of each party in the Merger Agreement and in all related documents and instruments referred to in the Merger Agreement were true and correct;

•	that each party to the Merger Agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;

•

that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transactions would be satisfied without any waivers or modifications to the Merger Agreement or any of the related documents; and

•

that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Territorial, Hope or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings expected to result or be derived from the Merger.

KBW assumed that the Merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Territorial that Territorial relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Territorial, Hope, the Merger and any related transaction, and the Merger Agreement. KBW did not provide advice with respect to any such matters.

KBW’s opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, of the Exchange Ratio in the Merger to the holders of Territorial common stock. KBW expressed no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transactions (including the Bank Merger and the actions relating to The Territorial Savings Bank Amended and Restated Employee Stock Ownership Plan to be taken in connection with the Merger), including without limitation, the form or structure of the Merger or any such related transaction, any consequences of the Merger or any such related transaction to Territorial, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, retention, voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. KBW’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through the date of such opinion. There is currently significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions. Developments subsequent to the date of KBW’s opinion may have affected, and may affect, the conclusion reached in KBW’s opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW’s opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Territorial to engage in the Merger or enter into the Merger Agreement;

•	the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Territorial or the Territorial Board of Directors;

•

the fairness of the amount or nature of any compensation to any of Territorial’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Territorial common stock;

•

the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Territorial (other than the holders of Territorial common stock, solely with respect to the Exchange Ratio as described in KBW’s opinion and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of Hope or any other party to any transaction contemplated by the Merger Agreement;

•	the actual value of Hope common stock to be issued in the Merger;

•

the prices, trading range or volume at which Territorial common stock or Hope common stock would trade following the public announcement of the Merger or the prices, trading range or volume at which Hope common stock would trade following the consummation of the Merger;

•	any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Merger Agreement; or

•

any legal, regulatory, accounting, tax or similar matters relating to Territorial, Hope, their respective stockholders, or relating to or arising out of or as a consequence of the Merger or any related transactions (including the Bank Merger), including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Territorial and Hope. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW’s opinion was among several factors taken into consideration by the Territorial Board of Directors in making its determination to approve the Merger Agreement and the Merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Territorial Board of Directors with respect to the fairness of the Exchange Ratio. The type and amount of consideration payable in the Merger were determined through negotiation between Territorial and Hope and the decision of Territorial to enter into the Merger Agreement was solely that of the Territorial Board of Directors.

The following is a summary of the material financial analyses presented by KBW to the Territorial Board of Directors in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Territorial Board of Directors, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

Implied Transaction Multiples for the Proposed Merger

Utilizing an implied transaction value for the proposed Merger of $8.91 per outstanding share of Territorial common stock, or approximately $79.4 million in the aggregate (inclusive of the implied value of unvested Territorial restricted stock units), based on the 0.8048x Exchange Ratio in the proposed Merger and the closing price of Hope common stock on April 24, 2024, KBW reviewed with the Territorial Board of Directors implied transaction multiples for the proposed Merger, including, among others, the following, which were based on publicly available earnings per share (which we refer to as “EPS”) consensus “street estimates” of Territorial, financial forecasts and projections of Territorial provided by Territorial management and historical financial information of Territorial as of December 31, 2023:

Implied Transaction Price / 2024 EPS Estimate(1)	57.5x /NM	(2)
Implied Transaction Price / 2025 EPS Estimate(1)	18.0x /NM	(2)
Implied Transaction Price / December 31, 2023 Tangible Book Value per Share	0.31x
Implied Transaction Price / December 31, 2023 Adjusted Tangible Book Value per Share(3)	4.75x

(1)	First multiples based on consensus “street” estimates of Territorial and second multiples based on financial forecasts and projections of Territorial provided by Territorial management.
(2)	Omitted as not meaningful (“NM”) because less than 0.0x.
(3)	Adjusted Tangible Book Value per Share calculated by subtracting the total after-tax interest rate fair value marks on loans, held to maturity securities and deposits.

Territorial Selected Companies Analysis

Using publicly available information, KBW compared the financial performance, financial condition and market performance of Territorial to 15 selected major exchange-traded banks and thrifts headquartered in the Western region of the United States with total assets between $1.5 billion and $4.0 billion. Merger targets and mutual holding companies were excluded from the selected companies.

The selected companies were as follows (shown in descending order of total assets by column):

Bank of Marin Bancorp	First Northwest Bancorp
Coastal Financial Corporation	OP Bancorp
Sierra Bancorp	Eagle Bancorp Montana, Inc.
Five Star Bancorp	Timberland Bancorp, Inc.

FS Bancorp, Inc.	Oak Valley Bancorp
Northrim BanCorp, Inc.	Plumas Bancorp
PCB Bancorp	Riverview Bancorp, Inc.
BayCom Corp

To perform this analysis, KBW used profitability and other financial information for the most recent completed fiscal quarter (which we refer to as “MRQ”) or latest 12 months (which we refer to as “LTM”) available (which, in all cases, were the periods ended December 31, 2023) or as of the end of such periods and market price information as of April 24, 2024. In addition, KBW used 2024 and 2025 EPS estimates taken from financial forecasts and projections of Territorial provided by Territorial management and publicly available consensus “street estimates” for the selected companies to the extent publicly available (2024 consensus “street” estimates were not publicly available for two of the selected companies and 2025 consensus “street” estimates were not publicly available for three of the selected companies). Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios (subsidiary bank level data necessary to calculate Common Equity Tier 1 Ratio and Total Capital Ratio was also not then publicly available for one of the selected companies). Certain financial data presented in the tables below may not correspond to the data presented in Territorial’s historical financial statements as a result of the different periods, assumptions and methods used to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Territorial and the selected companies:

		Selected Companies
	Territorial	Average	Median	25th Percentile	75th Percentile
MRQ Core Return on Average Assets(1)	0.06%	0.92%	0.89%	0.57%	1.27%
MRQ Core Return on Average Tangible Common Equity(1)	0.5%	11.3%	11.0%	8.5%	14.1%
MRQ Net Interest Margin	1.78%	3.73%	3.43%	3.17%	4.15%
MRQ Fee Income / Revenue(2)	6.0%	17.2%	14.9%	10.0%	19.6%
MRQ Efficiency Ratio	94.6%	63.4%	59.7%	71.3%	54.8%

(1)

Based on core net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of held to maturity and available for sale securities, amortization of intangibles, goodwill and nonrecurring items.

(2)	Excluded gains/losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Territorial and, to the extent publicly available, the selected companies:

		Selected Companies
	Territorial	Average	Median	25th Percentile	75th Percentile
Tangible Common Equity / Tangible Assets	11.23%	8.74%	8.39%	7.91%	9.34%
CET1 Ratio	28.3%	12.9%	12.8%	10.6%	15.2%
Total Capital Ratio	28.9%	15.2%	14.5%	13.7%	16.8%
Loans / Deposits	80.0%	85.1%	90.1%	73.9%	97.1%
Loan Loss Reserves / Loans	0.39%	1.36%	1.18%	1.11%	1.26%
Nonperforming Assets / Loans + OREO	0.17%	0.37%	0.34%	0.50%	0.25%
MRQ Net Charge-offs / Average Loans	0.01%	0.48%	0.04%	0.10%	0.00%

In addition, KBW’s analysis showed the following concerning the market performance of Territorial and, to the extent publicly available, the selected companies (excluding the impact of the adjusted tangible book value per share multiple of one of the selected companies, which multiple was considered not meaningful because it was less than 0.0x, and the impact of the dividend payout ratio of one of the selected companies, which was ratio was considered not meaningful because it was greater than 100%):

		Selected Companies
	Territorial	Average	Median	25th Percentile	75th Percentile
One-Year Stock Price Change	(59.2%)	3.3%	3.2%	(7.3%)	14.4%
One-Year Stock Total Return	(56.9%)	7.1%	8.8%	(5.2%)	19.2%
Year-to-Date Stock Price Change	(34.8%)	(17.7%)	(16.2%)	(18.2%)	(14.9%)
Price / Tangible Book Value per Share	0.26x	1.02x	0.96x	0.76x	1.23x
Price / Adj. Tangible Book Value per Share(1)	3.88x	1.59x	1.60x	1.26x	1.90x
Price / 2024 EPS Estimate	NM (2)	12.1x	10.2x	9.0x	12.8x
Price / 2025 EPS Estimate	NM (2)	8.4x	8.5x	7.4x	9.2x
Dividend Yield	2.8%	3.7%	3.6%	2.8%	4.9%
LTM Dividend Payout Ratio	35.1%	33.4%	30.7%	21.8%	42.3%

(1)	Adjusted Tangible Book Value per Share calculated by subtracting the total after-tax interest rate fair value marks on loans, held to maturity securities and deposits.
(2)	Omitted as not meaningful (“NM”) because less than 0.0x.

The low and high stock price-to-tangible book value per share multiples of the selected companies were 0.64x and 1.87x, respectively, and the low and high stock price-to-adjusted tangible book value per share multiples of the selected companies (excluding the impact of the adjusted tangible book value per share multiple of one of the selected companies, which multiple was considered not meaningful because it was less than 0.0x) were 0.61x and 2.45x, respectively. For the 13 selected companies for which consensus “street estimates” for 2024 were publicly available, the low and high stock price-to-2024 estimated EPS multiples of the selected companies were 7.4x and 27.8x, respectively. For the 12 selected companies for which consensus “street estimates” for 2025 were publicly available, the low and high stock price-to-2025 estimated EPS multiples of the selected companies were 6.4x and 9.9x, respectively.

No company used as a comparison in the above selected companies analysis is identical to Territorial Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Hope Selected Companies Analysis

Using publicly available information, KBW compared the financial performance, financial condition and market performance of Hope to 21 selected major exchange-traded banks and thrifts headquartered in the Western region of the United States with total assets between $5 billion and $50 billion. Merger targets and mutual holding companies were excluded from the selected companies.

The selected companies were as follows (shown in descending order of total assets by column):

Banc of California, Inc.	Banner Corporation
First Interstate BancSystem, Inc.	National Bank Holdings Corporation
Glacier Bancorp, Inc.	TriCo Bancshares
First Hawaiian, Inc.	LendingClub Corporation
Bank of Hawaii Corporation	Central Pacific Financial Corp.
Cathay General Bancorp	Hanmi Financial Corporation
WaFd, Inc	Heritage Financial Corporation
Axos Financial, Inc.	Preferred Bank
Heartland Financial USA, Inc.	Westamerica Bancorporation
Pacific Premier Bancorp, Inc.	Heritage Commerce Corp
CVB Financial Corp.

To perform this analysis, KBW used profitability and other financial information for the most recent completed fiscal quarter or latest 12 months available (which, in all cases, were the periods ended December 31, 2023) or as of the end of such periods and market price information as of April 24, 2024. In addition, KBW used 2024 and 2025 EPS estimates taken from publicly available consensus “street estimates” for Hope and the selected companies to the extent publicly available (2025 consensus “street” estimates were not publicly available for one of the selected companies). Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios. Certain financial data presented in the tables below may not correspond to the data presented in Hope’s historical financial statements as a result of the different periods, assumptions and methods used to compute the financial data presented.

KBW’s analysis showed the following concerning the financial performance of Hope and the selected companies:

		Selected Companies
	Hope	Average	Median	25th Percentile	75th Percentile
MRQ Core Return on Average Assets(1)	0.79%	1.09%	1.04%	0.83%	1.35%
MRQ Core Return on Average Tangible Common Equity(1)	9.8%	13.3%	14.5%	11.3%	17.1%
MRQ Net Interest Margin	2.72%	3.46%	3.31%	2.92%	3.86%
MRQ Fee Income / Revenue (2)	6.8%	14.4%	13.7%	11.2%	16.7%
MRQ Efficiency Ratio	61.9%	58.2%	58.8%	61.9%	55.6%

(1)

Based on core net income after taxes and before extraordinary items, less net income attributable to noncontrolling interest, gain on the sale of held to maturity and available for sale securities, amortization of intangibles, goodwill and nonrecurring items.

(2)	Excluded gains/losses on sale of securities.

KBW’s analysis also showed the following concerning the financial condition of Hope and the selected companies:

		Selected Companies
	Hope	Average	Median	25th Percentile	75th Percentile
Tangible Common Equity / Tangible Assets	8.85%	8.54%	8.77%	6.85%	9.89%
CET1 Ratio	12.3%	12.7%	12.0%	11.3%	12.9%
Total Capital Ratio	13.9%	15.1%	14.6%	13.8%	15.5%
Loans / Deposits	93.9%	81.2%	81.3%	76.5%	92.2%
Loan Loss Reserves / Loans	1.15%	1.46%	1.19%	1.09%	1.43%
Nonperforming Assets / Loans + OREO	0.33%	0.36%	0.25%	0.50%	0.13%
MRQ Net Charge-offs / Average Loans	0.05%	0.34%	0.05%	0.12%	0.01%

In addition, KBW’s analysis showed the following concerning the market performance of Hope and, to the extent publicly available, the selected companies (excluding the impact of the adjusted tangible book value per share multiple of one of the selected companies, which multiple was considered not meaningful because it was less than 0.0x, the impact of the 2024 EPS multiple of one of the selected companies, which multiple was considered not meaningful because it was greater than 30.0x, and the impact of the dividend payout ratios of two of the selected companies, which ratios were considered not meaningful because they were greater than 100%):

		Selected Companies
	Hope	Average	Median	25th Percentile	75th Percentile
One-Year Stock Price Change	14.8%	9.8%	9.0%	0.6%	16.8%
One-Year Stock Total Return	21.9%	14.5%	12.6%	4.8%	21.3%
Year-to-Date Stock Price Change	(8.4)%	(10.6)%	(13.6)%	(15.7)%	(4.2)%
Price / Tangible Book Value per Share	0.80x	1.35x	1.25x	1.07x	1.56x
Price / Adj. Tangible Book Value per Share(1)	1.02x	1.97x	1.96x	1.47x	2.32x
Price / 2024 EPS Estimate	10.5x	11.4x	10.7x	9.2x	12.4x
Price / 2025 EPS Estimate	8.5x	10.0x	9.8x	8.5x	10.9x
Dividend Yield	5.1%	4.1%	3.8%	3.5%	4.9%
LTM Dividend Payout Ratio	50.5%	41.7%	38.2%	29.0%	54.5%

(1)	Adjusted Tangible Book Value per Share calculated by subtracting the total after-tax interest rate fair value marks on loans, held to maturity securities and deposits.

The low and high stock price-to-tangible book value per share multiples of the selected companies were 0.67x and 2.10x, respectively, the low and high stock price-to-adjusted tangible book value per share multiples of the selected companies (excluding the impact of the adjusted tangible book value per share multiple of one of the selected companies, which multiple was considered not meaningful because it was less than 0.0x) were 0.75x and 4.19x, respectively, and the low and high stock price-to-2024 estimated EPS multiples of the selected companies (excluding the impact of the 2024 EPS multiple of one of the selected companies, which multiple was considered not meaningful because it was greater than 30.0x) were 7.6x and 23.6x, respectively. For the 20 selected companies for which consensus “street estimates” for 2025 were publicly available, the low and high stock price-to-2025 estimated EPS multiples of the selected companies were 6.9x and 16.4x, respectively.

No company used as a comparison in the above selected companies analysis is identical to Hope Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis

KBW analyzed the relative standalone contribution of Hope and Territorial to various pro forma balance sheet and income statement items and the combined market capitalization of the combined entity. This analysis did not include purchase accounting adjustments or cost savings. To perform this analysis, KBW used (i) balance sheet data for Hope and Territorial as of December 31, 2023, (ii) publicly available consensus “street estimates” of Hope, (iii) financial forecasts and projections of Territorial provided by Territorial management, and (iv) market price information as of April 24, 2024. The results of KBW’s analysis are set forth in the following table, which also compares the results of KBW’s analysis with the implied pro forma ownership percentages of Hope and Territorial stockholders in the combined company based on the 0.8048x Exchange Ratio provided for in the Merger Agreement:

	Hope % of Total	Territorial % of Total
Ownership at 0.8048x Exchange Ratio:
Pro Forma Ownership	94.4%	5.6%
Balance Sheet:
Total Assets	90%	10%
Gross Loans Held for Investment	91%	9%
Total Deposits	90%	10%
Tangible Common Equity	87%	13%
Adjusted Tangible Common Equity(1)	99%	1%

	Hope % of Total	Territorial % of Total
Income Statement:
2024 Estimated Net Income	100%	0%
2025 Estimated Net Income	100%	0%
Market Capitalization:
Pre-Deal Market Capitalization	95%	5%

(1)	Calculated by subtracting the total December 31, 2023 after-tax interest rate fair value marks on loans, held to maturity securities and deposits from tangible common equity.

Financial Impact Analysis

KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of Hope and Territorial. Using (i) closing balance sheet estimates assumed as of December 31, 2024 for Hope and Territorial taken from publicly available consensus “street estimates” of Hope and financial forecasts and projections of Territorial provided by Territorial management, (ii) EPS estimates for Hope and Territorial taken from publicly available consensus “street estimates” of Hope and financial forecasts and projections of Territorial provided by Territorial management, (iii) assumed long-term growth rates for Hope provided by Hope management, and (iv) pro forma assumptions (including, without limitation, the cost savings expected to result from the Merger as well as certain purchase accounting adjustments and other Merger-related adjustments and restructuring charges assumed with respect thereto and assumptions relating to the sale of Territorial’s held to maturity and available for sale securities portfolio following the Merger) provided by Hope management, KBW analyzed the potential financial impact of the Merger on certain projected financial results of Hope. This analysis indicated the Merger could be accretive to Hope’s estimated 2025 EPS and estimated 2026 EPS and could be dilutive to Hope’s estimated tangible book value per share at closing assumed as of December 31, 2024. Furthermore, the analysis indicated that, pro forma for the Merger, each of Hope’s tangible common equity to tangible assets ratio, Tier 1 Leverage Ratio, Common Equity Tier 1 Ratio, Tier 1 Capital Ratio and Total Risk-based Capital Ratio at closing assumed as of December 31, 2024 could be lower. For all of the above analysis, the actual results achieved by Hope following the Merger may vary from the projected results, and the variations may be material.

Territorial Dividend Discount Model Analysis

KBW performed a dividend discount model analysis of Territorial to estimate a range for the implied equity value of Territorial. In this analysis, KBW used financial forecasts and projections relating to the earnings and assets of Territorial provided by Territorial management, and KBW assumed discount rates ranging from 13.0% to 17.0% which were selected taking into account capital asset pricing model implied cost of capital calculations and KBW’s experience and judgment. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that Territorial could generate over the period from December 31, 2024 through December 31, 2029 as a standalone company, and (ii) the present value of Territorial’s implied terminal value at the end of such period. KBW assumed that Territorial would maintain a tangible common equity to tangible assets ratio of 11.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Territorial, KBW applied a range of 0.3x to 0.7x Territorial’s estimated December 31, 2029 tangible common equity. This dividend discount model analysis resulted in a range of implied values per share of Territorial common stock of $4.70 to $11.57.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Territorial.

Hope Dividend Discount Model Analysis

KBW performed a dividend discount model analysis of Hope to estimate a range for the implied equity value of Hope. In this analysis, KBW used publicly available consensus “street estimates” of Hope and assumed long-term growth rates for Hope provided by Hope management, and KBW assumed discount rates ranging from 11.0% to 15.0% which were selected taking into account capital asset pricing model implied cost of capital calculations and KBW’s experience and judgment. The range of values was derived by adding (i) the present value of the implied future excess capital available for dividends that Hope could generate over the period from December 31, 2024 through December 31, 2029 as a standalone company, and (ii) the present value of Hope’s implied terminal value at the end of such period. KBW assumed that Hope would maintain a tangible common equity to tangible assets ratio of 9.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Hope, KBW applied a range of 10.0x to 14.0x Hope’s estimated 2030 earnings. This dividend discount model analysis resulted in a range of implied values per share of Hope common stock of $12.19 to $18.45.

The dividend discount model analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, and discount rates. The foregoing dividend discount model analysis did not purport to be indicative of the actual values or expected values of Hope or the pro forma combined company.

Miscellaneous

KBW acted as financial advisor to Territorial in connection with the proposed Merger and did not act as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. KBW and its affiliates, in the ordinary course of its and their broker-dealer businesses (and further to existing sales and trading relationships between Territorial and KBW broker-dealer affiliates), may from time to time purchase securities from, and sell securities to, Territorial and Hope. In addition, as market makers in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Territorial or Hope for its and their own respective accounts and for the accounts of its and their respective customers and clients. KBW employees may also from time to time maintain individual positions in Territorial. As Territorial was previously informed by KBW, such positions currently include an individual position in shares of Territorial common stock held by a senior member of the KBW advisory team providing services to Territorial in connection with the proposed Merger.

Pursuant to the KBW engagement agreement, Territorial agreed to pay KBW a cash fee equal to 1.50% of the aggregate merger consideration, $150,000 of which became payable to KBW with the rendering of KBW’s opinion and the balance of which is contingent upon the closing of the Merger. Territorial also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW’s engagement or KBW’s role in connection therewith. Other than in connection with the present engagement, in the two years preceding the date of its opinion, KBW did not provide investment banking or financial advisory services to Territorial. In the two years preceding the date of its opinion, KBW did not provide investment banking or financial advisory services to Hope. KBW may in the future provide investment banking and financial advisory services to Territorial or Hope and receive compensation for such services.

Certain Unaudited Prospective Financial Information

Hope and Territorial generally do not publicly disclose forecasts or internal projections as to their respective future performance, revenues, earnings, financial condition or other results because of the inherent uncertainty of the underlying assumptions and estimates involved in making such projections. However, Territorial is including in this proxy statement/prospectus certain unaudited prospective financial information for Hope and Territorial that was made available to KBW. We refer to this information as the “prospective financial information.” A summary of certain significant elements of this information is included in this proxy statement/prospectus for the purpose of providing Territorial stockholders access to certain nonpublic information made available to Territorial, the Territorial board of directors and KBW.

Neither Hope nor Territorial endorses the prospective financial information as necessarily predictive of actual future results. The prospective financial information reflects numerous estimates and assumptions made by Hope senior management or Territorial senior management, as applicable, at the time such prospective financial information was prepared or approved for Territorial’s financial advisor to use. The prospective financial information represents Hope senior management’s or Territorial senior management’s respective evaluation of Hope’s and Territorial’s expected future financial performance on a stand-alone basis, without reference to the merger (except as expressly set forth below under “—Certain Estimated Cost Savings Attributable to the Merger”). These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized. Such estimates and assumptions also include, among other things, the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in the reports that Hope and Territorial file with the SEC from time to time. The inclusion in this proxy statement/prospectus of the prospective financial information below should not be construed as financial guidance, and it should not be relied on as such. The prospective financial information also does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the possible financial and other effects on Hope or Territorial of the merger, and does not attempt to predict or suggest actual future results of Hope following the completion of the merger or give effect to the merger, including the effect of negotiating or executing the merger agreement, the costs that may be incurred in connection with consummating the merger, the potential synergies that may be achieved by Hope as a result of the merger (except as expressly set forth below under “—Certain Estimated Cost Savings Attributable to the Merger”), the effect on Hope or Territorial of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the prospective financial information does not take into account the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this proxy statement/prospectus, similar assumptions would be used.

The accompanying prospective financial information contained in this section was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles.

Neither Crowe LLP (Hope’s independent registered public accounting firm), Moss Adams LLP (Territorial’s independent registered public accounting firm), nor any other independent registered public accounting firm, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information contained in this section and, accordingly, each of Crowe LLP and Moss Adams LLP does not express an opinion or any other form of assurance with respect thereto or its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information. The reports by Crowe LLP and Moss Adams LLP incorporated by reference or included in this proxy statement/prospectus, as appropriate, relate to Hope’s and

Territorial’s previously issued financial statements. They do not extend to the prospective financial information and should not be read to do so.

Certain Stand-Alone Hope Prospective Financial Information used by KBW

The following table presents the median consensus Wall Street research estimates for Hope’s 2024 and 2025 net income and earnings per share and Hope’s total consolidated assets as of December 31, 2024 and December 31, 2025 that were approved for KBW’s use by the management of Territorial in the financial analyses performed in connection with KBW’s opinion as described in “—Opinion of Territorial’s Financial Advisor.”

(Dollars in millions, except per share data)	2024E	2025E
Net Income	$127.77	$157.47
Earnings Per Share	$1.06	$1.30
Total Consolidated Assets at Year End	$17,760	$18,520

For purposes of extrapolating Hope’s financial results, Hope management provided KBW with, among other things, estimated long-term annual growth rates of 7.5% for Hope’s net income and total consolidated assets.

Certain Stand-Alone Territorial Prospective Financial Information used by KBW

The following table presents estimates for Territorial’s net income (loss) and total consolidated assets at year end for the five years ending December 28, 2028 that were provided to KBW and approved for KBW’s use by the management of Territorial, in the financial analyses performed in connection with KBW’s opinion as described in “— Opinion of Territorial’s Financial Advisor.”

(Dollars in millions, except per share data)	2024E	2025E	2026E	2027E	2028E
Net Income (Loss)	($4.27)	($5.66)	($1.55)	$3.32	$9.39
Earnings (Loss) Per Share	($0.50)	($0.66)	($0.18)	$0.39	$1.09
Total Consolidated Assets at Year End	$2,211	$2,201	$2,179	$2,163	$2,149

For purposes of extrapolating Territorial’s financial results, Territorial management provided KBW with, among other things, long-term annual growth rates of 5.0% for Territorial’s net income and total consolidated assets.

Certain Estimated Cost Savings Attributable to the Merger

Hope management developed and provided to its board of directors certain prospective financial information relating to the anticipated cost savings to be realized by Hope following the completion of the merger beginning in 2025. Such prospective financial information also was (i) provided to Territorial, and (ii) provided to KBW and approved by Territorial for KBW’s use and reliance as described in this proxy statement/prospectus under “—Opinion of Territorial’s Financial Advisor.”

The cost savings consisted of fully phased-in estimated annual cost savings of approximately 27.5% of Territorial’s estimated 2024 operating non-interest expense, phased in approximately 75% in 2025 and 100% thereafter. The cost savings assumed a hypothetical December 31, 2024 closing date for the merger.

General

The stand-alone prospective financial information for Hope and Territorial was prepared separately using, in some cases, different assumptions, and is not intended to be added together. Adding the financial forecasts together for the two companies is not intended to represent the results Hope will achieve if the merger is completed and is not intended to represent forecasted financial information for Hope if the merger is completed.

By including in this proxy statement/prospectus a summary of the prospective financial information, neither Hope or Territorial nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Hope or Territorial compared to the information contained in the prospective financial information. Neither Hope nor Territorial undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, or to reflect changes in general economic or industry conditions. None of Hope, Territorial or their respective advisors or other representatives has made, makes or is authorized in the future to make any representation to any Hope or Territorial stockholder or other person regarding Hope’s and Territorial’s ultimate performance compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. The prospective financial information summarized in this section is not included in this proxy statement/prospectus in order to induce any holder of Territorial common stock to vote in favor of the Territorial merger proposal or any of the other proposals to be voted on at the Territorial special meeting.

Interests of Territorial’s Directors and Executive Officers in the Merger

As described below, some of Territorial’s directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Territorial stockholders generally. The Territorial Board of Directors was aware of these interests and considered them in approving the Merger Agreement.

Restricted Stock Unit Awards

Each outstanding Territorial time-based restricted stock unit, including those held by the directors and executive officers of Territorial, will automatically vest in full and all restrictions on those restricted stock units shall lapse, effective as of the effective time of the Merger. In addition, a pro-rated portion of each Territorial restricted stock unit that is subject to performance-based vesting will automatically vest in an amount equal to the product of (i) the number of restricted stock units subject to performance-based award that would have vested based upon actual performance if the applicable performance period had ended as of the most recent fiscal quarter of Territorial preceding the Closing Date or, if actual performance cannot be determined, the target number of restricted stock units subject to the performance-based restricted stock unit, and (ii) a fraction, the numerator of which is the number of months in the period beginning on the first day of the applicable performance period and ending on the Closing Date and the denominator of which is the total number of months in the original applicable performance period. Each restricted stock unit, or portion thereof, that vests, whether time-based or performance-based, will be converted into the right to receive the same merger consideration as other holders of Territorial common stock pursuant to the terms of the Merger Agreement. The following table sets forth the number of unvested restricted stock unit awards held by each director, each named executive officer of Territorial as of April 26, 2024, the date the Merger Agreement was executed, that would become vested, assuming target performance, as a result of the Merger. The estimated value of the restricted stock unit awards is based on (a) the average closing market price of Hope common stock over the first five business days following the first public announcement of the transaction beginning on April 30, 2024, multiplied by (b) the exchange ratio of 0.8048, for a per share merger consideration of $8.46, multiplied by (c) the target number of shares subject to each restricted stock award.

Name	Unvested Territorial Restricted Stock Unit Awards	Aggregate Value of Restricted Stock Unit Awards
Allan S. Kitagawa	51,284	$433,863
Vernon Hirata	21,363	$180,731
Ralph Y. Nakatsuka	21,363	$180,731

Indemnification and Directors’ and Officers’ Liability Insurance

The Merger Agreement provides that from and after the Effective Time, Hope will indemnify and hold harmless, to the extent (subject to applicable law) such persons are indemnified as of the date of the Merger Agreement by Territorial pursuant to Territorial’s articles of incorporation, Territorial’s bylaws, the governing or organizational documents of any subsidiary of Territorial or any indemnification agreements in existence as of the date of the Merger Agreement that have been disclosed to Hope, all present and former directors or officers of Territorial and its subsidiaries (in their capacity as such) against any costs, expenses (including reasonable attorneys’ fees) and liabilities, whether arising before or after the Effective Time, based on or arising out of the fact that such person is or was a director or officer of Territorial or its subsidiaries, and pertaining to matters existing or occurring at or prior to the Effective Time, and will also advance expenses to such persons to the fullest extent permitted by applicable law, provided that such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The Merger Agreement further requires Hope, as the surviving entity in the Merger, to maintain for a period of six years after the Effective Time, Territorial’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims against the present and former officers and directors of Territorial or any of its subsidiaries arising from facts or events that occurred at or prior to the consummation of the Merger. However, Hope is not required to spend annually more than 250% of the current annual premium paid as of the date of the Merger Agreement by Territorial for such insurance.

Employment Agreements

Territorial Savings Bank is party to employment agreements with each of Allan S. Kitagawa, Chairman of the Board, President, and Chief Executive Officer, Vernon Hirata, Vice Chairman, Co-Chief Operating Officer, General Counsel and Corporate Secretary, and Ralph Y. Nakatsuka, Vice Chairman, Co-Chief Operating Officer. Territorial is party to separate employment agreements with each executive, which have largely identical provisions as the Territorial Savings Bank agreements, except that the employment agreements provide that Territorial will make any payments not made by Territorial Savings Bank under its agreements with the executives and that the executives will not receive any duplicate payments under the employment agreements. The employment agreements each provide for three-year terms, subject to annual renewal by the Board of Directors for an additional year beyond the then-current expiration date.

Upon termination of employment (other than a termination in connection with a change in control), each executive would be required to adhere to a one-year noncompetition provision. However, the noncompetition provision does not apply in connection with a change in control and will not apply following the closing date of the Merger.

Effective as of the effective time of the Merger, the employment agreements will be superseded by the settlement agreements discussed below.

Supplemental Executive Retirement Agreements

Territorial Savings Bank provides supplemental executive retirement benefits (which we refer to as “SERPs”) to each of Messrs. Kitagawa, Hirata, and Nakatsuka. Under Mr. Kitagawa’s supplemental executive retirement agreement, he is entitled to receive an amount equal to the present value of $600,000 per year for 15 years payable in a lump sum on the first day of the month upon retirement after attaining age 66. Under the supplemental executive retirement agreements with Messrs. Hirata and Nakatsuka, each executive is entitled to receive an annual benefit upon retirement after age 66 equal to 65% of the average of his compensation for the three years immediately preceding his termination of employment reduced by the sum of the benefits payable under the pension plan and Social Security benefits. Mr. Hirata’s benefits will be paid in monthly installments for 15 years and Mr. Nakatsuka will receive a lump sum equal to the present value of installments over 15 years.

Under such SERPs for Messrs. Hirata and Nakatsuka, if the executive officer’s employment is terminated within three years following a change in control, the executive officer will receive the normal retirement benefit without any reduction for amounts payable under the pension plan or Social Security.

The employment of each of the executive officers with Territorial and Territorial Bank will terminate on the closing date of the Merger, thus triggering the payout of the SERP benefits and triggering the adjustment to the payment amount for Messrs. Hirata and Nakatsuka as described above.

Employee Stock Ownership Plan and Supplemental Employee Stock Ownership Plan

Territorial Savings Bank sponsors an employee stock ownership plan (“ESOP”) for eligible employees, including Messrs. Kitagawa, Hirata and Nakatsuka. The ESOP holds unallocated shares of Territorial stock the trustee purchased at the time the ESOP was implemented and which was funded with a loan from Territorial. Prior to the Closing Date of the Merger, Territorial Savings Bank will terminate the ESOP and the outstanding ESOP indebtedness will be repaid from unallocated ESOP shares. Any remaining ESOP debt will be cancelled. Each share of Territorial common stock held in the Territorial ESOP will be converted into the right to receive, without interest, the merger consideration.

Territorial Savings Bank also sponsors the Supplemental Employee Stock Ownership Plan (“Supplemental ESOP”) to provide Messrs. Kitagawa, Hirata and Nakatsuka with benefits that they otherwise would be entitled to under the tax-qualified ESOP but for limitations imposed by the Internal Revenue Code. Benefits are generally payable in a cash lump sum within 90 days of the first to occur of: (i) the participant’s separation from service; (ii) the participant’s death; (iii) the participant’s disability; or (iv) a change in control of Territorial Savings Bank or Territorial. Thus, the benefits will become payable as a result of the Merger.

Settlement Agreements

In connection with the Merger, the executive officers entered settlement agreements with Territorial and Territorial Savings Bank, which become effective immediately prior to the effective time of the Merger. Pursuant to the settlement agreements, the executive officers’ employment with Territorial and Territorial Savings Bank will terminate effective as of the closing date of the Merger and the executive officers have resigned from all director, officer and other positions with Territorial and Territorial Savings Bank effective as of the closing date of the Merger.

The settlement agreements supersede, replace and terminate the executive officers’ respective employment agreements with Territorial and Territorial Bank. In exchange for terminating their existing employment agreements and executing a release of claims subject to certain customary carve-outs, the executive officers will receive lump sum cash payments within five days after the closing date of the Merger subject to their continued employment with Territorial and Territorial Bank through the closing date of the Merger and their execution of a release of claims (subject to certain customary carve-outs). The settlement agreements provide that if the payments under the agreements, together with any other payments or benefits to which the executive officer has the right to receive from Territorial Savings Bank or Territorial (or any other party), would constitute an “excess parachute payment” (as defined in Section 280G(b)(2) of the Code), payments pursuant to the settlement agreement shall be reduced to the extent necessary to ensure that no portion of such payments will be subject to the excise tax imposed by Section 4999 of the Code. The amount of the cash payments that Messrs. Kitagawa, Hirata and Nakatsuka are entitled to receive under their settlement agreements is $4,556,146, $347,314 and $2,149,761, respectively, subject to the reduction for Section 280G if applicable.

The settlement agreements provide that the executive officers will not be eligible to receive an annual bonus for 2024 unless the Merger closes on or after January 1, 2025 or an annual bonus for 2025. The settlement agreements include a release of claims that has been executed by the executive officers (subject to certain customary carve-outs), eliminate the “tax gross-up” provision relating to Section 280G of the Code that otherwise would have applied under the SERPs and require the executive officers to provide transition services upon request for two years following the closing date of the Merger.

Restrictive Covenant Agreement

In connection with the Merger, Bank of Hope entered into a restrictive covenant agreement with Mr. Hirata. The restrictive covenant agreement provides that for a period of 36 months following the Closing Date, Mr. Hirata will not compete with Hope or Bank of Hope and will not solicit the customers or employees of Hope or Bank of Hope. In addition, the restrictive covenant agreement contains customary and standard non-disparagement and non-disclosure provisions. In exchange for Mr. Hirata’s performance of the covenants set forth in the restrictive covenant agreement, and subject to his continued employment with Territorial and Territorial Bank through the closing date of the merger, the restrictive covenant agreement provides that Mr. Hirata will receive payments of $900,000 within five days of the Closing Date and $900,000 within five days of the end of the 36-month restricted period. The restrictive covenant agreement provides that if the payments under the agreement, together with any other payments or benefits to which Mr. Hirata has the right to receive from Territorial Savings Bank or Territorial (or any other party), would constitute an “excess parachute payment” (as defined in Section 280G(b)(2) of the Code), the payments shall be reduced to the extent necessary to ensure that no portion of such payments will be subject to the excise tax imposed by Section 4999 of the Code.

Merger-Related Executive Compensation for the Company’s Named Executive Officers

The information set forth in the following table is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each of Territorial’s named executive officers that is based on, or otherwise relates to, the merger (which we refer to as “merger-related compensation”). The merger-related compensation payable to these individuals is the subject of a non-binding advisory vote of Company stockholders, as described above in “Proposal No. 2—Compensation Proposal.”

The following table sets forth the amount of payments and benefits that each of the Territorial’s named executive officers would receive in connection with the Merger, assuming: (i) that the Closing Date was August 16, 2024, the last practicable date prior to the date of this proxy statement; (ii) a per share price of Territorial common stock of $8.46, which is the average closing price per share of Hope common stock over the first five business days following the announcement of the Merger Agreement multiplied by the exchange ratio of 0.8048; and (iii) each named executive officer experiences a qualifying termination of employment on August 16, 2024. This table does not include the value of benefits in which the named executive officers are vested without regard to the occurrence of a change in control. The amounts shown below are estimates based on multiple assumptions that may or may not actually occur, and as a result, the actual amounts to be received by a named executive officer may differ materially from the amounts shown below.

Executive	Cash ($)(1)(2)	Equity ($)(3)	Pension/ NQDC ($)(4)	Total ($)
Allan S. Kitagawa	4,368,687	433,863	—	—
Vernon Hirata	2,147,314	180,731	1,465,675	—
Ralph Y. Nakatsuka	1,597,093	180,731	453,580	—

(1)

Each of the executive officers is a party to an employment agreement with Territorial and Territorial Savings Bank. In connection with the Merger, the executive officers entered settlement agreements with Territorial and Territorial Savings Bank, which become effective immediately prior to the effective time of the Merger, and will supersede, replace and terminate their respective employment agreements with Territorial and Territorial Savings Bank. Under the settlement agreements, the executive officers will receive lump sum cash payments within five days following the Closing Date. The settlement agreements provide that if the payments under the agreements, together with any other payments or benefits to which the executive officer has the right to receive from Territorial Savings Bank or Territorial (or their respective successors), would constitute an “excess parachute payment” (as defined in Section 280G(b)(2) of the Code), payments pursuant to the settlement agreement shall be reduced to the extent necessary to ensure that no portion of such payments will be subject to the excise tax imposed by Section 4999 of the Code (the “280G Cutback”). The amount of the cash payments that Messrs. Kitagawa, Hirata and Nakatsuka are entitled to receive under their settlement agreements is estimated to be $4,368,687, $347,314, and $1,597,093, respectively, which includes an estimated reduction for Section 280G Cutback for Messrs. Kitagawa and Nakatsuka (the payment under Mr. Hirata’s settlement agreement is not expected to require reduction for the 280G Cutback).
(2)

In connection with the Merger, Bank of Hope entered into a Restrictive Covenant Agreement with Mr. Hirata. The agreement provides that for a period of 36 months following the Closing Date, Mr. Hirata will not compete with Hope or Bank of Hope and will not solicit the customers or employees of Hope or Bank of Hope. In addition, the agreement contains customary and standard non-disparagement and non-disclosure provisions. In exchange for Mr. Hirata’s performance of the covenants set forth in the agreement, the agreement provides that Mr. Hirata will receive an initial payment of $900,000 within five days of the Closing Date and a second payment of $900,000 within five days of the end of the 36-month restricted period.

(3)

Each outstanding Territorial time-based restricted stock unit will automatically vest in full and all restrictions on those restricted stock units shall lapse, effective as of the effective time of the Merger. In addition, a pro-rated portion of each Territorial restricted stock unit that is subject to performance-based vesting will automatically vest in an amount equal to the product of (i) the number of restricted stock units subject to performance-based award that would have vested based upon actual performance if the applicable performance period had ended as of the most recent fiscal quarter of Territorial preceding the Closing Date or, if actual performance cannot be determined, the target number of restricted stock units subject to the performance-based restricted stock unit and (ii) a fraction, the numerator of which is the number of months in the period beginning on the first day of the applicable performance period and ending on the Closing Date and the denominator of which is the total number of months in the original applicable performance period. Each restricted stock unit, or portion thereof, that vests, whether time-based or performance-based, will be converted into the right to receive the same merger consideration as other holders of Territorial common stock pursuant to the terms of the Merger Agreement. The following table sets forth the target number of unvested restricted stock unit awards held by each named executive officer of Territorial as of April 26, 2024, the date the Merger Agreement was executed and the estimated value of the restricted stock unit awards, which is based on (i) the average closing market price of Hope common stock for the five trading days following the date the Merger Agreement was executed multiplied by (ii) the exchange ratio of 0.8048, for a per share consideration of $8.46, multiplied by (iii) the target number of shares subject to each restricted stock award.

Name	Restricted Stock Unit Awards (#)	Restricted Stock Unit Awards ($)
Allan S. Kitagawa	51,284	433,863
Vernon Hirata	21,363	180,731
Ralph Y. Nakatsuka	21,363	180,731

(4)

No value is shown for Mr. Kitagawa because he is fully vested in his SERP benefit, the amount of which will not be changed or affected as a result of the proposed Merger. Under the SERPs for Messrs. Hirata and Nakatsuka, each executive is entitled to receive an annual benefit upon retirement after age 66 equal to 65% of the average of his compensation for the three years immediately preceding his termination of employment reduced by the sum of the benefits payable under the pension plan and Social Security benefits (the “Normal Retirement Benefit”). Mr. Hirata’s benefits will be paid in monthly installments for 15 years and Mr. Nakatsuka will receive a lump sum equal to the present value of installments over 15 years. Under the SERPs for Messrs. Hirata and Nakatsuka, if the executive officer’s employment is terminated within three years following a change in control, the executive officer will receive the normal retirement benefit without any reduction for amounts payable under the pension plan or Social Security (the “Change in Control Benefit”). The value shown represents the estimated present value of Change in Control Benefit over the Normal Retirement Benefit, calculated based on 120% of the long-term applicable federal interest rate.

Regulatory Approvals Required for the Merger

To complete the Merger, Hope and Territorial need to obtain authorizations, permits, consents, approvals and/or non-objections (which we refer to as “Regulatory Authorizations”) from, or make filings with, applicable U.S. federal and state bank regulatory authorities and other regulatory authorities. Subject to the terms of the Merger Agreement, Hope and Territorial have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary applications, notices and other documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all authorizations, permits, consents, approvals and/or non-objections from all third parties, regulatory agencies and governmental entities which are necessary or advisable to consummate the transactions contemplated by the Merger Agreement (including the Merger), and to comply with the terms and conditions of all such Regulatory Authorizations from all such regulatory agencies and governmental entities. These include Regulatory Authorizations from the Bank Regulatory Authorities.

Under the terms of the Merger Agreement, Hope and Territorial will not be required to take actions or agree to conditions in connection with obtaining the foregoing Regulatory Authorizations from governmental entities, including the Bank Regulatory Authorities, that would reasonably be expected to have a material adverse effect on Hope and its subsidiaries, taken as a whole, after giving effect to the Merger (measured on a scale relative to Territorial and its Subsidiaries, taken as a whole) (which we refer to as a “materially burdensome regulatory condition”).

The regulatory approval and/or non-objection of an application means only that the regulatory criteria for approval and/or non-objection has been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by Territorial stockholders in the Merger is fair. Regulatory approval and/or non-objection does not constitute an endorsement or recommendation of the Merger.

Hope and Territorial believe that the Merger does not raise significant regulatory concerns and that they will be able to obtain all requisite Regulatory Authorizations. However, there can be no assurance that all of the Regulatory Authorizations described below will be obtained and, if obtained, there can be no assurances regarding the timing of the Regulatory Authorizations, the companies’ ability to obtain the Regulatory Authorizations on satisfactory terms, or the absence of litigation challenging such Regulatory Authorizations. In addition, there can be no assurance that such Regulatory Authorizations will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of Hope following the completion of the Merger. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the Merger or, if such a challenge is made, what the result of such challenge will be.

Federal Reserve Board and the FDIC

The Merger is subject to the approval of the Federal Reserve Board pursuant to section 3 of the Bank Holding Company Act of 1956, as amended (which we refer to as the “BHC Act”) with respect to the Merger. The Bank Merger is also subject to the approval of the FDIC pursuant to section 18(c) of the Federal Deposit Insurance Act (which we refer to as the “Bank Merger Act”), 12 U.S.C. 1828(c) to operate Territorial Savings Bank’s branches as licensed branches of Bank of Hope pursuant to the Bank Merger Act; and to acquire any subsidiaries of Territorial Savings Bank and operate them as operating subsidiaries of Bank of Hope, pursuant to 12 U.S.C. § 1828(c)(2)(c) and 12 C.F.R. § 303.62. The Federal Reserve Board and the FDIC take into consideration a number of factors when acting on applications under section 3 of the BHC Act and the Bank Merger Act, respectively. These factors include the effect of the Merger on competitiveness in affected banking markets, the financial and managerial resources (including consideration of the capital adequacy, liquidity, and earnings performance, as well as the competence, experience and integrity of the officers, directors and principal stockholders, and the records of compliance with applicable laws and regulations) and future prospects of the combined company. The Federal Reserve Board and the FDIC also consider the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. Neither the Federal Reserve Board nor the FDIC may approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.

In considering an application under section 3 of the BHC Act and the Bank Merger Act, each of the Federal Reserve Board and the FDIC also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act (which we refer to as the “CRA”), pursuant to which the Federal Reserve Board and the FDIC must also take into account the record of performance of each of Hope and Territorial in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by their depository institution subsidiaries. As part of the review process in merger transactions, the Federal Reserve Board and the FDIC each frequently receive protests from community groups and others. In their most recent CRA performance evaluations, Bank of Hope and Territorial Savings Bank each received an overall “satisfactory” regulatory CRA rating.

The initial submission of the applications to the Federal Reserve Board and the FDIC occurred on August 1, 2024.

State Banking Agencies

Bank of Hope is a California-chartered nonmember commercial bank whose primary regulators are the FDIC and the California DFPI. Under California banking law, Bank of Hope must file an application for approval of the Bank Merger with the Commissioner of the California DFPI (the “CA Commissioner”) pursuant to Division 1.6 of the California Financial Code. The initial submission of the application to the CA Commissioner occurred on August 1, 2024.

Territorial Savings Bank is a Hawaii-chartered state member savings bank whose primary regulators are the Federal Reserve Board and the Hawaii DCCA. Pursuant to Sections 412:3-609(f) and 412:3-603 of the Hawaii Revised Statutes, Hope, Bank of Hope, Territorial, and Territorial Savings Bank must request approval from the Commissioner of the Hawaii DCCA, Division of Financial Institutions, for the Bank Merger. The submission of an application for approval of the Bank Merger to the Commissioner of the Hawaii DCCA was filed on August 1, 2024.

Each of Bank of Hope and Territorial Savings Bank have held discussions regarding the applications with the California DFPI and the Hawaii DCCA.

Department of Justice

In addition to the Federal Reserve Board and the FDIC and the state banking agencies discussed above, the Antitrust Division of the Department of Justice (which we refer to as the “DOJ”) conducts a concurrent competitive review of the Merger to analyze the Merger’s competitive effects and determine whether the Merger would result in a violation of the antitrust laws. Transactions approved under Section 3 of the BHC Act or the Bank Merger Act generally may not be completed until 30 days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the Merger, the DOJ could analyze the Merger’s effect on competition differently than the Federal Reserve Board, and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board regarding the Merger’s effects on competition. A determination by the DOJ not to object to the Merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

Additional Regulatory Approvals and Notices

Additional notifications and/or applications requesting approval may be submitted to various other federal, state and non-U.S. regulatory authorities and self-regulatory organizations.

Public Trading Markets

Hope common stock is listed for trading on the Nasdaq Global Select Market under the symbol “HOPE”, and Territorial common stock is listed for trading on the Nasdaq Global Select Market under the symbol “TBNK”. Following the Merger, shares of Hope common stock will continue to be traded on the Nasdaq Global Select Market.

Under the Merger Agreement, Hope will cause the shares of Hope common stock to be issued in the Merger and to be approved for listing on the Nasdaq Global Select Market, subject to official notice of issuance, prior to the Effective Time and the Merger Agreement provides that neither Hope nor Territorial will be required to complete the Merger if such shares are not authorized for listing on the Nasdaq Global Select Market. In addition, following the Merger, Territorial common stock will be delisted from the Nasdaq Global Select Market and deregistered under the Exchange Act.

Appraisal or Dissenters’ Rights in the Merger

Pursuant to Maryland law, holders of Territorial common stock will not be entitled to dissenters’ or appraisal rights in the Merger with respect to their shares of Territorial common stock.

THE MERGER AGREEMENT

This section of the proxy statement/prospectus describes the material terms of the Merger Agreement. The description in this section and elsewhere in this proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. We urge you to read the full text of the Merger Agreement, as it is the legal document governing the Merger. This section is not intended to provide you with any factual information about Hope or Territorial. Such information can be found elsewhere in this proxy statement/prospectus and in the public filings that Hope and Territorial make with the SEC, as described in the section entitled “Where You Can Find More Information”.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement and this summary of terms are included to provide you with information regarding the terms of the Merger Agreement. Factual disclosures about Hope and Territorial contained in this proxy statement/prospectus or in the public reports of Territorial or Hope filed with the SEC may supplement, update or modify the factual disclosures about Hope and Territorial contained in the Merger Agreement. The Merger Agreement contains representations and warranties by Territorial, on the one hand, and by Hope, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the Merger Agreement by Hope and Territorial were qualified and subject to important limitations agreed to by Hope and Territorial in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that Hope and Territorial each delivered in connection with the Merger Agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts about Hope and Territorial at the time they were made or otherwise. Please the section entitled “Where You Can Find More Information”.

Structure of the Merger

Each of Territorial’s and Hope’s respective boards of directors has unanimously approved and adopted the Merger Agreement. The Merger Agreement provides for Territorial to merge with and into Hope, with Hope continuing as the surviving entity in the Merger. Following the completion of the Merger, or such later time as Hope may determine, Territorial Savings Bank, a wholly owned subsidiary of Territorial, will merge with and into Bank of Hope, a wholly owned subsidiary of Hope, with Bank of Hope as the surviving bank in the Bank Merger.

Prior to the consummation of the Merger, Hope and Territorial may, by mutual agreement, change the method or structure of effecting the combination of Hope and Territorial if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however that no such change may (i) alter or change the Exchange Ratio; (ii) adversely affect the tax treatment of Territorial stockholders or Hope stockholders pursuant to the Merger Agreement; (iii) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; (iv) adversely affect the tax treatment of Territorial or Hope pursuant to the Merger Agreement; or (v) materially impede or delay the consummation of the transactions contemplated by the Merger Agreement in a timely manner.

Merger Consideration

Each share of Territorial common stock issued and outstanding immediately prior to the Effective Time, except for shares of Territorial common stock owned by Territorial as treasury stock or owned by Territorial or Hope (in each case, other than shares of Territorial common stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, or (ii) held, directly or indirectly, by Territorial or Hope in respect of debts previously contracted, which will be cancelled, retired and cease to exist and no merger consideration will be delivered or exchanged), will be converted into the right to receive 0.8048 shares of Hope common stock (which we refer to as the “Exchange Ratio”).

If, prior to the Effective Time, the outstanding shares of Territorial common stock or Hope common stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the merger consideration to give Hope stockholders and Territorial stockholders the same economic effect as contemplated by the Merger Agreement prior to such event; provided that this provision will not permit Territorial or Hope to take any action with respect to its respective securities that is prohibited by the terms of the Merger Agreement.

Fractional Shares

Hope will not issue any fractional shares of Hope common stock in the Merger. Instead, a former holder of Territorial common stock who otherwise would have received a fraction of a share of Hope common stock will receive an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying (i) the average of the closing-sale prices of Hope common stock on the Nasdaq Global Select Market as reported by the Wall Street Journal for the consecutive period of five full trading days ending on the date preceding the closing date of the Merger by (ii) the fraction of a share (rounded to the nearest one-thousandth when expressed in decimal form) of Hope common stock which such holder would otherwise be entitled to receive.

Governing Documents

At the Effective Time, the amended and restated bylaws of Hope as in effect immediately prior to the Effective Time shall be the bylaws of the combined company until thereafter amended in accordance with applicable law.

Treatment of Territorial RSU Awards

Except as otherwise agreed to between Territorial and Hope, at or immediately prior to the Effective Time, with respect to each restricted stock unit award in respect of shares of Territorial common stock that is outstanding immediately prior to the Effective Time, (i) each Territorial restricted stock unit award that is subject to time-based vesting will automatically, and without any required action on the part of the holder thereof, fully vest, (ii) a pro-rated portion of each Territorial restricted stock unit award that is subject to performance-based vesting will automatically, and without any required action on the part of the holder thereof vest, with the portion that will vest equal to the product of (A) the number of Territorial restricted stock units subject to performance-based vesting that would have vested based upon actual performance if the applicable performance period had ended as of the most recent fiscal quarter of Territorial preceding the closing date or, if actual performance cannot be determined, the target number of Territorial restricted stock units subject to performance-based vesting and (B) a fraction, the numerator of which is the number of months in the period beginning on the first day of the applicable performance period and ending on the closing date and the denominator of which is the total number of months in the original applicable performance period (disregarding the effect of this paragraph on the length of the performance period), and (iii) (A) each Territorial restricted stock unit that is subject to time-based vesting and each portion of a Territorial restricted stock unit that is subject to performance-based vesting that so vests shall be converted into the right to receive the merger consideration (less the portion of the merger consideration in respect thereof withheld to pay applicable taxes required to be withheld, if any, with respect to the settlement of such restricted stock units) as soon as reasonably practicable after the Effective Time, and (B) each portion of a Territorial restricted stock unit that is subject to performance-based vesting that does not vest shall be forfeited.

Closing and Effective Time of the Merger

The Merger will become effective upon (a) filing of the articles of merger with the Department of Assessments and Taxation of the State of Maryland and the certificate of merger with the Secretary of State of the State of Delaware, or (b) such later date and time as may be specified in the articles of merger and the certificate of merger in accordance with applicable law. The closing will occur by electronic exchange of documents at 10:00 a.m., Pacific time, no later than three business days after the satisfaction or waiver (subject to applicable law) of all of the conditions set forth in the Merger Agreement (other than those conditions that by their nature can only be satisfied at the closing of the Merger, but subject to the satisfaction or waiver thereof), unless another date, time or place is agreed to in writing by Hope and Territorial.

Exchange of Shares

Exchange Procedures

As promptly as practicable after the Effective Time, but in no event later than five business days thereafter, Hope will cause the exchange agent to mail to each holder of record of one or more old certificates (which, for purposes of this proxy statement/prospectus, shall be deemed to include certificates or book-entry account statements) representing shares of Territorial common stock immediately prior to the Effective Time, a letter of transmittal and instructions for use in effecting the surrender of such old certificate(s) in exchange for new certificates (which, for purposes of this proxy statement/prospectus, shall be deemed to include certificates or, at Hope’s option, evidence in book-entry form) representing the number of whole shares of Hope common stock and any cash in lieu of fractional shares, which shares of Territorial common stock represented by such old certificate(s) shall have been converted into the right to receive pursuant to the Merger Agreement, as well as any dividends or distributions to be paid pursuant to the Merger Agreement as described in “—Dividends and Distributions” below.

If an old certificate for Territorial common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration in the Merger upon receipt of (i) an affidavit of that fact by the claimant and (ii) if required by Hope, the posting of a bond by such claimant in an amount as Hope may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such old certificate.

After the Effective Time, there will be no further transfers on the stock transfer books of Territorial of Territorial common stock that were issued and outstanding immediately prior to the Effective Time.

Withholding

Each of Hope and the exchange agent will be entitled to deduct and withhold from any consideration otherwise payable pursuant to the Merger Agreement the amounts it is required to deduct and withhold under the Code or any provision of state, local, or non-U.S. tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, such amounts will be treated for all purposes of the Merger Agreement as having been paid to the holder from whom they were withheld.

Dividends and Distributions

No dividends or other distributions declared or made with respect to Hope common stock with a record date after the effective date will be paid to the holder of any un-surrendered old certificate representing shares of Territorial common stock until the holder surrenders such old certificate in accordance with the Merger Agreement. After the surrender of an old certificate in accordance with the Merger Agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of Hope common stock which the shares of Territorial common stock represented by such old certificate have been converted into the right to receive under the Merger Agreement.

Representations and Warranties

The Merger Agreement contains representations and warranties made by Territorial to Hope and Hope to Territorial relating to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;

•	capitalization;

•	authority relative to execution and delivery of the Merger Agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the Merger;

•	required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the Merger;

•	reports governmental entities;

•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;

•	broker’s fees payable in connection with the Merger;

•	the absence of certain changes or events since December 31, 2023;

•	legal proceedings;

•	tax matters;

•	employee matters and employee benefit plan matters;

•	compliance with applicable laws;

•	absence of agreements with governmental entities; and

•	absence of action or circumstance that would prevent the Merger from qualifying as a “reorganization” under Section 368(a) of the Code.

The Merger Agreement contains additional representations and warranties made by Territorial with respect to:

•	certain material contracts;

•	risk management instruments;

•	environmental matters;

•	investment securities and commodities;

•	real property ownership and leases;

•	intellectual property and computer systems;

•	related party transactions;

•	inapplicability of takeover statutes;

•	opinion of its financial advisor;

•	loan portfolio matters;

•	insurance matters;

•	subordinated indebtedness;

•	the trust business of Territorial and its subsidiaries; and

•	mortgage banking activities.

The representations and warranties in the Merger Agreement are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules delivered by Hope and Territorial, respectively, and (ii) qualified by the reports of Hope or Territorial, as applicable, filed with the SEC during the period from January 1, 2021 through the time prior to the execution and delivery of the Merger Agreement (excluding, in each case, any risk factor disclosures in the risk factor section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).

In addition, certain representations and warranties of Hope and Territorial are qualified as to “materiality” or “material adverse effect”. For purposes of the Merger Agreement, a “material adverse effect”, when used in reference to either Hope and Territorial or Hope as the surviving entity in the Merger, means any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole or (ii) the ability of such party to timely consummate the transactions contemplated by the Merger Agreement.

However, a material adverse effect described in clause (i) above will not be deemed to include the impact of:

•	changes, after the date of the Merger Agreement, in GAAP or applicable regulatory accounting requirements;

•

changes, after the date of the Merger Agreement, in laws, rules or regulations general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;

•

changes, after the date of the Merger Agreement, in global, national or regional political conditions (including any outbreak, continuation or escalation of war (whether or not declared), cyberattack, sabotage, act of terrorism or military action) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries;

•

changes, after the date of the Merger Agreement, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event or emergencies (including any law, directive or guideline issued by a governmental agency in response thereto);

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public disclosure of the execution of the Merger Agreement or public disclosure of the consummation of the transactions contemplated by the Merger Agreement (including any effect on a party’s relationships with its customers or employees) (however, the foregoing will not apply for purposes of certain representations and warranties relating to (i) the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the Merger, (ii) required governmental and other regulatory and self-regulatory filings and Regulatory Authorizations in connection with the

Merger or the Bank Merger and (iii) employee benefit plans) or actions expressly required by the Merger Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the Merger Agreement;

•

a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (provided that the underlying causes of such decline or failure may be taken into account in determining whether a material adverse effect has occurred); or

•	the expenses incurred by a party in negotiating, documenting, effecting o consummating the transactions contemplated by the Merger Agreement;

except, with respect to the first, second, third and fourth bullets described above, to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.

The representations and warranties in the Merger Agreement do not survive the Effective Time.

Covenants and Agreements

Conduct of Businesses Prior to the Consummation of the Merger

Prior to the Effective Time (or earlier termination of the Merger Agreement), except as expressly contemplated or permitted by the Merger Agreement, required by law or any governmental entity or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), and subject to certain specified exceptions, each of Hope and Territorial will, and will cause its subsidiaries to (a) use commercially reasonable efforts to conduct their respective businesses in the ordinary course in all material respects consistent with past practices and maintain and preserve intact its business organization, employees and advantageous business relationships and (b) take no action that would reasonably be expected to adversely affect or materially delay the ability of either Territorial or Hope to obtain any necessary Regulatory Authorizations of any governmental entity required for the transactions contemplated by the Merger Agreement or to consummate the transactions contemplated thereby on a timely basis.

Additionally, Territorial has undertaken further covenants. Prior to the Effective Time (or earlier termination of the Merger Agreement), subject to specified exceptions, Territorial may not, and Territorial may not permit any of its subsidiaries to, without the prior written consent of Hope (such consent not to be unreasonably withheld, conditioned or delayed), undertake the following:

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incur any indebtedness for borrowed money (other than indebtedness of Territorial or any of its wholly owned subsidiaries to Territorial or any of its subsidiaries) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (the incurrence of indebtedness in the ordinary course of business in connection with the creation of deposit liabilities, issuance of letters of credit, sales of certificates of deposits, purchases of federal funds or borrowings from either the Federal Reserve Bank of San Francisco or the Federal Home Loan Bank, in each case with a maturity not in excess of six months are not prohibited by this covenant);

•	adjust, split, combine or reclassify any capital stock;

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make, declare, pay or set a record date for any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, except, in each case, (i) dividends paid by any of Territorial’s subsidiaries to Territorial or any of its wholly owned subsidiaries, (ii) regular quarterly cash dividends by Territorial at a rate not in excess of $0.11 per share of Territorial common stock, or (iii) the acceptance of shares of Territorial common stock as payment for the exercise price or withholding taxes incurred in connection with the exercise of stock options or the vesting or settlement of equity compensation awards;

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grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

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issue, sell or otherwise permit to become outstanding any additional shares of capital stock, voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock, voting securities or equity interests, including any securities of Territorial or any of its subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock, voting securities or equity interest, including any securities of Territorial or any of its subsidiaries, except pursuant to the settlement of equity compensation awards in accordance with their terms;

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sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, deposits or assets to any business or to any individual, corporation or other entity other than a wholly owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of the Merger Agreement;

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except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, or except securities investments in the ordinary course of business,, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, purchase of any property or assets of any person, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property, deposits or assets of any other person, in each case, other than a wholly owned subsidiary of Territorial;

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except in the ordinary course of business (i) terminate, materially amend, or waive any material provision of, certain material agreements identified in the Merger Agreement; make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms to Territorial, or (ii) enter into any contract that would constitute a material agreement if it were in effect on the date of the Merger Agreement;

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except as contemplated by the terms of any Territorial benefit plan existing as of the date of the Merger Agreement, (i) enter into, establish, adopt or terminate any Territorial benefit plan, or any arrangement that would be a Territorial benefit plan if in effect on the date of the Merger Agreement, (ii) increase the compensation payable to any employee, officer, director, or independent contractor, except with respect to employees who are not officers and whose target total annual compensation is not in excess of $100,000, for annual base salary or whose wage increases in the ordinary course of business that do not exceed four percent (4%) of such individual’s base salary or wage rate in effect as of the date of the Merger Agreement, (iii) pay or award, or commit to pay or award, any bonuses or incentive compensation, (iv) grant or accelerate the vesting of any equity or equity-based awards or other compensation, (v) negotiate or enter into any new, or amend any existing, employment, severance, change in control, retention, bonus, guarantee, collective bargaining agreement or similar agreement or arrangement, (vi) fund any rabbi trust or similar arrangement, (vii) terminate the employment or services of any Territorial officer or employee whose target total annual compensation is greater than $50,000, other than for cause, or (viii) hire or promote any officer or any employee, independent contractor or consultant who has target total annual compensation greater than $100,000, (ix) waive, release or limit any restrictive covenant obligation of any current or former employee or contractor of

Territorial or any of its subsidiaries, or (x) extend the term of any employment agreement, other than in the ordinary course of business consistent with past practice;

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settle any material claim, suit, action or proceeding, except (i) in the ordinary course of business in an amount and for consideration not in excess of $100,000 individually or in the aggregate, and that would not impose any material restriction on the business of it or its subsidiaries or, after the Effective Time, Hope, or (ii) such material claim, suit, action or proceeding where Territorial or any of its subsidiaries is the plaintiff;

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take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	amend its charter or bylaws or comparable governing document of its subsidiaries;

•	merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any such subsidiaries;

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materially restructure or materially change its investment securities, derivatives, wholesale funding or bank-owned life insurance portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any governmental entity or requested by a governmental entity;

•	take any action that is intended or expected to result in the conditions to the Merger from being satisfied, or be a material violation of any provision of the Merger Agreement;

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implement or adopt any material change in its accounting principles, practices or methods, other than as required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any governmental entity;

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(i) enter into any new line of business or (ii) make, renegotiate, renew, increase, extend, modify or purchase any loan, other than in accordance with Territorial’s loan policies and procedures in effect as of the date of the Merger Agreement, provided however, that the prior notification and approval of Hope is required for any loan that is $2,000,000 or greater;

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make any material changes in policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling servicing, buying or selling rights to service loans, (ii) investment, deposit pricing, risk and asset liability management or other banking and operating matters (including any change in the maximum ratio or similar limits as a percentage of capital exposure applicable with respect to the loan portfolio or any segment thereof) or (iii) hedging, in each case, except as required by applicable law or requested by a governmental entity;

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make, or commit to make, any capital expenditures (other than included in Territorial’s capital budget which has been made available to Hope) in excess of $75,000 individually or $250,000 in the aggregate;

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make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended material tax return, , settle or compromise any tax liability, audit, dispute, claim or assessment or agree to an extension or waiver of the limitation period to any material tax audit, dispute, claim or assessment, grant any power of attorney with respect to material taxes, surrender any right to claim a refund of material taxes, or enter into any closing agreement with respect to taxes;

•	schedule, make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

•	materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets;

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without providing concurrent notice to Hope, undertake any response, action, or customer or public communication with regard to (i) any event resulting in unauthorized access to or the disruption or misuse of an information system or information stored on an information system, including but not limited to such information pertaining to Territorial’s or its subsidiaries’ customers, or (ii) any ransomware event;

•	other than in consultation with Hope schedule, conduct, or participate in any earnings calls or analyst meetings; or

•	agree to take, make any commitment to take, or adopt any resolutions of the Territorial Board of Directors or similar governing body in support of, any of the foregoing.

Additionally, Hope has undertaken further covenants. Prior to the Effective Time (or earlier termination of the Merger Agreement), subject to specified exceptions, Hope may not, and Hope may not permit any of its subsidiaries to, without the prior written consent of Territorial (such consent not to be unreasonably withheld, conditioned or delayed), undertake the following:

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amend its charter or bylaws in a manner that would materially and adversely affect the holders of Territorial common stock, or adversely affect the holders of holders of Territorial common stock relative to other holders of Hope common stock;

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(i) adjust, split, combine or reclassify any capital stock of Hope, or (ii) make, declare or pay any extraordinary dividend, or make any other extraordinary distribution on, any shares of Hope common stock;

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merge or consolidate itself or any of its subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any such subsidiaries;

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enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other person or business that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger;

•	take any action that is intended or expected to result in the conditions to the Merger from being satisfied or be a violation of any provision of the Merger Agreement;

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take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

•	agree to take, make any commitment to take, or adopt any resolutions of the Territorial Board of Directors or similar governing body in support of, any of the foregoing.

Regulatory Matters

Hope and Territorial have agreed to, and have agreed to cause its subsidiaries to, cooperate with each other and use their respective reasonable best efforts to take all actions necessary, proper or advisable to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable (i) all authorizations, permits, consents, approvals and/or non-objections of all third parties, (ii) all requisite Regulatory Authorizations of the governmental entities, which are necessary or advisable to consummate the transactions contemplated by the Merger Agreement, and to comply with the terms and conditions of all such requisite Regulatory Authorizations from all such governmental entities.

Each of Hope and Territorial has agreed to use its reasonable best efforts to respond to any request for information from a governmental entity and resolve any objection that may be asserted by any governmental entity with respect to the Merger Agreement or the transaction contemplated thereby. However, in no event will

Territorial or Hope, or any of their respective subsidiaries be required, and neither Territorial or Hope, nor any of their respective subsidiaries be permitted (without the written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required Regulatory Authorizations of governmental entities that would reasonably be expected to have a material adverse effect on Hope and its subsidiaries, taken as a whole, or after giving effect to the Merger and the Bank Merger.

To the extent permitted by applicable law and subject to the terms of the Merger Agreement, Hope and Territorial have also agreed to furnish each other with all information reasonably necessary or advisable in connection with this proxy statement/prospectus and any statement, filing, notice or application to any governmental entity in connection with the Merger, the Bank Merger, and the other transactions contemplated by the Merger Agreement, as well as to keep each other apprised of the status of matters related to the consummation of the transactions contemplated by the Merger Agreement.

Territorial Savings Bank Amended and Restated Employee Stock Ownership Plan

As soon as practicable after notice of the special meeting stockholders is delivered to Territorial stockholders, Territorial will request that the respective trustees of the Territorial Savings Bank Amended and Restated Employee Stock Ownership Plan (which we refer to as the “Territorial ESOP”) and the Territorial 401(k) Plan take all necessary action required by the respective plan documents, and for the Territorial ESOP in accordance with Section 409(e)(2) of the Code, to conduct a pass-through vote of the participants and beneficiaries to direct the respective trustee as to the manner in which the Territorial common stock are allocated to the account of such participant or beneficiary are to be voted. In no event will Hope or Territorial be entitled to receive any information identifying how any individual participant directed the trustees to vote the shares allocated to such participant’s account.

Prior to the Effective Time, Territorial will amend the Territorial ESOP, as reasonably acceptable to Hope, to permanently discontinue contributions to and terminate the Territorial ESOP, contingent upon the closing of the Merger and effective as of the date immediately preceding the closing date of the Merger. The Territorial ESOP amendment will provide that the accounts of all participants in the Territorial ESOP will become fully vested upon termination of the Territorial ESOP, and that each share of Territorial common stock held in the Territorial ESOP will be converted into the right to receive, without interest, the merger consideration. Notwithstanding anything to the contrary in the Merger Agreement, Territorial may continue to accrue and make contributions to the Territorial ESOP, subject to applicable deduction and annual allocation limitations, from the date of the Merger Agreement through the termination date of the Territorial ESOP in an amount sufficient to cover (but not to exceed) the loan payments which become due in the ordinary course on the outstanding ESOP Loan to the Territorial ESOP prior to the termination of the Territorial ESOP and, at the discretion of Territorial, may make a pro-rated payment on the ESOP Loan for the plan year during which the closing of the Merger occurs through and including the end of the calendar month immediately preceding the closing, prior to the termination of the Territorial ESOP.

To the extent not filed by Territorial before the closing date of the Merger, as soon as administratively practicable following the closing date, Hope will submit an application to the IRS requesting a favorable determination with respect to the amendment and termination of the Territorial ESOP. The amendment to the Territorial ESOP will provide that participants have the right to receive partial distributions of up to 50% of the account balances credited to the Territorial ESOP participants as of the closing date of the Merger, taking into account the merger consideration received by the Territorial ESOP, as soon as administratively practicable after the closing date, with the remaining portion to be distributed as soon as administratively practicable after receipt by Hope of the Territorial ESOP determination letter.

Immediately prior to the Effective Time, a portion of the Territorial ESOP’s unallocated shares, having an aggregate value of outstanding balance of the ESOP Loan as of the Effective Time, will be exchanged in satisfaction of the ESOP Loan. Unallocated shares remaining after the satisfaction of the ESOP Loan, if any, will be released from pledge and allocated among the Territorial ESOP participants. In the event that the aggregate value of the Territorial ESOP unallocated shares is less than outstanding balance of the ESOP Loan at the Effective Time, all Territorial ESOP unallocated shares will be transferred to Territorial in satisfaction of the ESOP Loan which shall be deemed to have been paid in full. All remaining shares of Territorial common stock owned by the Territorial ESOP shall be eligible to be converted into the right to receive the merger consideration pursuant to the Merger Agreement and allocated in accordance with the terms of the Territorial ESOP and the Territorial ESOP amendment.

As soon as administratively practicable following receipt of the Territorial ESOP determination letter, Hope, in its capacity as plan sponsor, will cause the trustee of the Territorial ESOP to make, and the trustee of the Territorial ESOP will make, distributions from the Territorial ESOP until all remaining account balances of the Territorial ESOP participants and beneficiaries have been distributed and the Territorial ESOP shall be liquidated.

Employee Matters

The Merger Agreement provides that during the period commencing on the closing date and ending on the first anniversary thereof (or an earlier termination of employment), Hope will provide to each employees of Territorial or its subsidiaries as of immediately prior to the Effective Time and who continues in employment with Territorial or any of its subsidiaries following the Effective Time, with employee benefits (excluding equity and equity based compensation, incentive compensation, defined benefit pensions, deferred compensation, retention benefits, change in control benefits and employee stock ownership plan benefits) that are substantially similar in the aggregate to the employee benefits (other than excluded benefits) provided to similarly situated employees of Hope; provided that Hope may satisfy this obligation by providing such continuing employees with employee benefits (other than excluded benefits) that are substantially comparable in the aggregate to the employee benefits (other than excluded benefits) provided by Territorial to such continuing employees immediately prior to the Effective Time. Within a reasonable period of time following the Effective Time, each continuing employee will also be eligible to participate in any 401(k) plan now or hereafter established and maintained by Hope on the same terms and conditions that apply to Hope employees generally, with credit for prior service with Territorial and its subsidiaries (and their respective predecessors) for purposes of eligibility and vesting (but not benefit accrual), as permitted under the respective plans and applicable law; provided that the foregoing will not apply to the extent it would result in duplication of benefits.

Hope will provide, or cause a subsidiary of Hope to provide, the continuing employees, from the Effective Time and ending on the first anniversary of the closing date (or an earlier termination of employment), health insurance coverage either under Hope’s group health insurance plans as available to similar situated employees of Hope or by continuing Territorial’s group health insurance plans so that no continuing employee incurs a gap in coverage; provided that such coverage provided by Hope or a subsidiary of Hope will include “in-network” coverage for the geographic locations covered by the Territorial’s group health insurance plans immediately prior to the closing date.

The Merger Agreement also provides that, with respect to any welfare benefit plans of Hope in which any continuing employees become eligible to participate on or after the Effective Time (which we refer to as “new plans”), Hope will use commercially reasonable efforts to: (i) waive all exclusions and waiting periods with respect to participation and coverage requirements applicable to such continuing employees and their eligible dependents under any new plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Territorial benefit plan, (ii) provide each such continuing employee and their eligible dependents with credit for any co-payments and deductibles paid during the year in which the closing date occurs prior to the Effective Time under a Territorial benefit plan (to the same extent that such credit was given under the analogous Territorial benefit plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any new plans, and (iii) recognize all service of such continuing employees with Territorial and its subsidiaries (and their respective predecessors, if applicable) for all purposes in any new plan to the same extent that such service was taken into account under the analogous Territorial benefit plan prior to the Effective Time; provided that the foregoing service recognition will not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

The Merger Agreement provides that Territorial will amend the Territorial 401(k) Plan to eliminate the right for participants to invest in shares of employer securities effective no later than the closing date. In the event that Hope requests Territorial to terminate the Territorial 401(k) Plan prior to closing, Hope agrees to take all commercially reasonable steps necessary or appropriate, including adopting any necessary amendments, with respect to the Territorial 401(k) Plan (i) to provide that continuing employees will be eligible to participate in Hope’s 401(k) plan within a reasonable period of time following the closing date, and (ii) thereafter to accept roll-overs of benefits from the Territorial 401(k) Plan to Hope’s 401(k) plan for continuing employees (excluding loan rollovers if Hope’s 401(k) plan does not allow loan rollovers).

The Merger Agreement provides that, immediately after the Effective Time, Hope, by virtue of the Merger, will, by operation of law, be bound by all employment and change in control agreements and/or supplemental retirement plans that Territorial has with certain of its current and former officers, directors and employees as set forth in the Merger Agreement, except to the extent any such agreement has been terminated or superseded by agreement of any such officer, director or employee of Hope or its subsidiaries. For the avoidance of doubt, immediately after the Bank Merger, Bank of Hope, by virtue of the Bank Merger, will, by operation of law, be bound by all employment and change in control agreements and/or supplemental retirement plans that Territorial Savings Bank has with its current and former officers, directors and employees listed in the Merger Agreement, except to the extent any such agreement has been terminated or superseded by agreement of any such officer, director or employee of Hope or its subsidiaries.

As of the Effective Time, Hope or one of its subsidiaries will (i) honor any vacation or personal time off (other than sick leave) (which we refer to as “PTO”) that has accrued but is unused under the applicable policies of Territorial (including any PTO carried over from a prior year in accordance with Territorial’s policies) and (ii) recognize all service of any continuing employee with Territorial and its subsidiaries for purposes of determining PTO in accordance with the policy in effect for continuing employees after the closing date.

For any continuing employee whose employment is terminated by Hope and its subsidiaries within the two year period following the closing date under certain circumstances which would entitle the continuing employee to severance benefits under the Territorial Savings Bank separation pay plan as in effect as of the date of the Merger Agreement, Hope will, or will cause a subsidiary of Hope to, provide such continuing employee with the severance benefits determined in accordance with the separation pay plan (for the avoidance of doubt, subject to the release requirement in the separation pay plan).

Territorial will be permitted to establish a retention pool/stay bonus of up to $150,000, providing for retention/stay bonuses to be paid to employees of Territorial or Territorial Savings Bank who remain employed with Territorial or Territorial Savings Bank until the date that is six months after the closing date (or such earlier date mutually agreed upon by Territorial and Hope in writing) (other than employees who are subject to employment contracts or other individual contracts providing for severance), such bonuses to be paid reasonably promptly following such date. The employees who will receive a retention/stay bonus and the amount of the retention/stay bonus for each such employee will be determined by a mutual written agreement of Territorial and Hope. As a condition to receiving any payment pursuant to an arrangement implemented pursuant to the Merger Agreement, the employee will be required to execute a general release of claims and covenant not to sue, in a form mutually agreed upon by Territorial and Hope, within the time frame required by such release and will not revoke such release.

Nothing in the Merger Agreement will create any third-party beneficiary rights in any individual, require Hope, Territorial or any of their respective subsidiaries to continue the employment of any individual for any particular period of time or constitute or be construed to an amendment to, or be construed to prohibit the amendment or termination of, any employee benefit plan.

Director and Officer Indemnification and Insurance

The Merger Agreement provides that from and after the Effective Time, Hope will indemnify and hold harmless, to the extent (subject to applicable law) such persons are indemnified as of the date of the Merger Agreement by Territorial pursuant to Territorial’s articles of incorporation, Territorial’s bylaws, the governing or organizational documents of any subsidiary of Territorial or any indemnification agreements in existence as of the date of the Merger Agreement that have been disclosed to Hope, all present and former directors or officers of Territorial and its subsidiaries (in their capacity as such) against any costs, expenses (including reasonable attorneys’ fees) and liabilities, whether arising before or after the Effective Time, based on or arising out of the fact that such person is or was a director or officer of Territorial or its subsidiaries, and pertaining to matters existing or occurring at or prior to the Effective Time, and will also advance expenses to such persons to the fullest extent permitted by applicable law, provided that such person provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The Merger Agreement requires Hope, as the surviving entity in the Merger, to maintain for a period of six years after the Effective Time, Territorial’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims against the present and former officers and directors of Territorial or any of its subsidiaries arising from facts or events that occurred at or prior to the consummation of the Merger. However, Hope is not required to spend annually more than 250% of the current annual premium paid as of the date of the Merger Agreement by Territorial for such insurance (which we refer to as the “Premium Cap”), and if such premiums for such insurance would at any time exceed that amount, then Hope will maintain policies of insurance which, in Hope’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Territorial, in consultation with Hope, may, in consultation with, and upon obtaining the consent of, Hope, obtain at or prior to the Effective Time a six-year “tail” policy under Territorial’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if such a policy can be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

Certain Additional Covenants

The Merger Agreement also contains additional covenants, including, among others, covenants relating to the filing of this proxy statement/prospectus, obtaining required consents, the listing of the shares of Hope common stock be issued in the Merger, access to information of the other company, advice of changes, exemption from takeover restrictions, stockholder litigation relating to the transactions contemplated by the Merger Agreement, the consolidation of operating functions, the assumption by Hope of Territorial’s indebtedness, and public announcements with respect to the transactions contemplated by the Merger Agreement. Territorial is required to inform Hope prior to making, renewing or otherwise modifying certain types of loans above specified amounts as set forth in the Merger Agreement.

Agreement Not to Solicit Other Offers

Territorial has agreed that it will, and will cause each of its subsidiaries and representatives to, immediately cease, and cause to be terminated, any activities, discussions or negotiations conducted before the date of the Merger Agreement with any person other than Hope with respect to any Acquisition Proposal.

Territorial has agreed that it will not, and will cause each of its subsidiaries and use its reasonable best efforts to cause its and their respective officers, directors, employees agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal (other than the parties to the Merger Agreement and their representatives), or (iv) unless the Merger Agreement has been terminated, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, Merger Agreement or other agreement in connection with or relating to any Acquisition Proposal. However, prior to the approval of the Merger Agreement by the Territorial stockholders, if Territorial receives an unsolicited bona fide written Acquisition Proposal that was not the result of a breach of the restrictions on Acquisition Proposals set forth above, Territorial may, and may permit its subsidiaries and its and its subsidiaries’ representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal but only to the extent that, prior to doing so, the Territorial Board of Directors concludes in good faith (after receiving the advice of its outside legal counsel, and with respect to financial matters, its outside financial advisors) that (A) the Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, further, that, prior to providing any confidential or nonpublic information, such party must provide such information to the other party to the Merger Agreement and enter into a confidentiality agreement with the person making such Acquisition Proposals on terms no less favorable to Territorial than the confidentiality agreement between Territorial and Hope, and which confidentiality agreement cannot provide such person with any exclusive right to negotiate with Territorial.

For purposes of the Merger Agreement, an “Acquisition Proposal” means other than the transactions contemplated by the Merger Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Territorial and its subsidiaries or 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Territorial, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of Territorial or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Territorial, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Territorial or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of Territorial.

For purposes of the Merger Agreement, a “Superior Proposal” means any unsolicited bona fide written offer or proposal made by a third party to consummate an Acquisition Proposal that the Territorial Board of Directors determines in good faith (after receiving the advice of its outside legal counsel and, with respect to financial matters, its outside financial advisors) (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Territorial common stock or all, or substantially all, of the assets of Territorial; (ii) would result in a transaction that, (A) involves consideration to the holders of the shares of Territorial common stock that is, after accounting for payment of the Termination Fee that may be required hereunder, more favorable, from a financial point of view, than the consideration to be paid to the holders of shares of Territorial common stock pursuant to the Merger Agreement, considering, among other things, the nature of the consideration being offered, and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond, or in addition to, those specifically contemplated by the Merger Agreement, and which proposal is not conditioned upon obtaining financing is, and (B) is, in light of the other terms of such proposal, more favorable to holders of the shares of Territorial common stock than the Merger and the other transactions contemplated by the Merger Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal.

Territorial has agreed to promptly (within 24 hours) advise Hope following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide Hope with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other material received from or on behalf of the person making such inquiry or Acquisition Proposal in connection with such inquiry or Acquisition Proposal, and keep Hope apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal.

Conditions to Complete the Merger

Hope’s and Territorial’s respective obligations to complete the Merger are subject to the satisfaction or, where legally permissible, waiver, at or prior to the Effective Time, of the following conditions:

•	the requisite Territorial stockholder vote having been obtained;

•	the admission for listing on the Nasdaq Global Select Market, subject to official notice of issuance, of the Hope common stock to be issued in the Merger;

•

all requisite Regulatory Authorizations having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition;

•

the effectiveness of the registration statement of which this proxy statement/prospectus is a part, and the absence of any stop order (or proceedings for such purpose initiated or threatened and not withdrawn);

•

no order, injunction or decree by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement being in effect, and no statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the Merger, the Bank Merger or any of the other transactions contemplated by the Merger Agreement;

•

the accuracy of the representations and warranties of the other party contained in the Merger Agreement as of the date on which the Merger Agreement was entered into and as of the date on which the Merger is completed, subject to the materiality standards provided in the Merger Agreement (and the receipt by each party of an officers’ certificate from the other party to such effect);

•

the performance by the other party in all material respects of all obligations, covenants and agreements required to be performed by it under the Merger Agreement at or prior to the date on which the Merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect);

•

receipt by each party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•	since the date of the Merger Agreement, no material adverse effect with respect to the other party having occurred; and

•	solely with respect to Hope’s obligation to close, Territorial’s delivery of a properly executed FIRPTA certification and IRS Form W-9.

Neither Territorial nor Hope can provide assurance as to when or if all of the conditions to the Merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement

The Merger Agreement can be terminated at any time prior to the consummation of the Merger, whether before or after the receipt of the requisite Hope vote or the requisite Territorial vote, in the following circumstances:

•	by mutual written consent of Hope and Territorial;

•

by either Hope or Territorial if any governmental entity that must grant a requisite Regulatory Authorization has denied approval and/or non-objection of the Merger or the Bank Merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the Merger or the Bank Merger, unless the failure to obtain a requisite Regulatory Authorization is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe its obligations, covenants and agreements under the Merger Agreement;

•

by either Hope or Territorial if the Merger has not been completed on or before the date which is 12 months after the date of the Merger Agreement (which we refer to as the “Termination Date”), provided that the right to terminate the Merger Agreement due to the failure of the Merger to be completed by such date will not be available to any party whose failure to fulfill any obligation under the Merger Agreement was the cause of, or resulted in, the failure of the closing to occur by such date. Notwithstanding the above, the Merger Agreement provides that either party has the right to extend the Merger Agreement for two additional three-month periods after the Termination Date if it believes in good faith that the requisite Regulatory Authorizations are likely to be obtained during any such three-month period;

•	by either Hope or Territorial if requisite approval of Territorial stockholders is not obtained at the special meeting of stockholders convened therefor, or any adjournment or postponement thereof;

•

by either Hope or Territorial (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the Merger Agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the Merger Agreement on the part of Territorial, in the case of a termination by Hope, or Hope, in the case of a termination by Territorial, which either individually or in the aggregate would constitute, if occurring or continuing on the date the Merger is completed, the failure of a closing condition of the terminating party and which is not cured within 45 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date); or

•

by Hope prior to such time as the requisite Territorial vote is obtained, if (i) the Territorial Board of Directors shall have made a recommendation change or (ii) Territorial or the Territorial Board of Directors has breached its obligations relating to stockholder approval or the non-solicitation of Acquisition Proposals.

Neither Hope nor Territorial is permitted to terminate the Merger Agreement as a result of any increase or decrease in the market price of Hope common stock or Territorial common stock.

Effect of Termination

If the Merger Agreement is terminated, it will become void and have no effect, except that (i) none of Territorial or Hope will be relieved or released from any liabilities or damages arising out of its actual and intentional fraud or willful and material breach of any provision of the Merger Agreement, and (ii) designated provisions of the Merger Agreement will survive the termination, including those relating to payment of fees and expenses, the confidential treatment of information and the Termination Fee described below.

Termination Fee

Territorial will pay Hope a termination fee equal to $3,000,000 in cash (which we refer to as the “Termination Fee”) if the Merger Agreement is terminated in the following circumstances:

•

in the event that after the date of the Merger Agreement, a bona fide Acquisition Proposal has been communicated to or made known to senior management or the Territorial Board of Directors, or has been made directly to Territorial stockholders generally, or any person has publicly announced (and not withdrawn) an Acquisition Proposal with respect to Territorial, and thereafter (i) the Merger Agreement is terminated (A) by either Hope or Territorial because the Merger has not been completed prior to the Termination Date (and Territorial has not obtained stockholder approval of the Merger Proposal) and all other conditions for Territorial to close the Merger had been satisfied or were capable of being satisfied at a time prior to such termination, (B) by Hope or Territorial because the approval of the Merger Proposal by Territorial stockholders has not been obtained, or (C) by Hope as a result of a willful breach of a representation, warranty, covenant or other agreement in the Merger Agreement by Territorial that would constitute the failure of a closing condition and that has not been cured during the permitted time period, or by its nature cannot be cured during such period, and (ii) prior to the date that is 12 months after the date of such termination, Territorial enters into a definitive agreement for, or consummates a transaction with respect to an Acquisition Proposal; or

•

if the Merger Agreement is terminated by Hope because prior to receipt of the Territorial stockholders’ adoption and approval of the Merger Agreement, (i) the Territorial Board of Directors has (A) failed to recommend in the proxy statement/prospectus that the stockholders of Territorial approve the Merger Agreement, or withdrawn, modified or qualified such recommendation in a manner adverse to Hope, or publicly disclosed that it intends to do so, or failed to recommend against acceptance of a tender offer or exchange offer constituting a competing Acquisition Proposal that has been publicly disclosed within ten business days after the commencement of such tender or exchange offer or (B) recommended or endorsed a competing Acquisition Proposal or publicly disclosed its intention to do so, or failed to issue a press release announcing its unqualified opposition to such competing Acquisition Proposal within ten business days after a competing Acquisition Proposal is publicly announced or (ii) Territorial or the Territorial Board of Directors has willfully and materially breached its obligations relating to stockholder approval or the non-solicitation of Acquisition Proposals.

The Termination Fee and any amounts payable by Territorial in connection therewith, constitute liquidated damages and not a penalty, and except in the case of fraud or willful and material breach, will be the sole monetary remedy of the other party in the event of a termination of the Merger Agreement under specified circumstances.

Expenses and Fees

Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expense. The Merger Agreement provides that the costs and expenses of printing and mailing the proxy statement and all filing and other fees paid to the SEC or any other governmental entity in connection with the Merger or the Bank Merger will be borne equally by Territorial and Hope.

Amendment, Waiver, and Extension of the Merger Agreement

Subject to compliance with applicable law, the Merger Agreement may be amended by the parties at any time before or after the receipt of the requisite Territorial vote, except that after the receipt of the requisite Territorial vote, there may not be, without further approval of Territorial stockholders, any amendment to the Merger Agreement that requires such further approval of such stockholders under applicable law.

At any time prior to the Effective Time, each of the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered by such other parties pursuant to the Merger Agreement, and (iii) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the Merger Agreement, except that after the receipt of the requisite Territorial vote, there may not be, without further approval of Territorial stockholders, any extension or waiver of the Merger Agreement or any portion thereof that requires such further approval of such stockholders under applicable law.

Governing Law

The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law, except the articles of merger will be governed by the laws of the State of Maryland and the Delaware certificate of merger will be governed by the laws of the State of Delaware.

Specific Performance

Hope and Territorial will be entitled to specific performance of the terms of the Merger Agreement, including an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement or to enforce specifically the performance of the terms and provisions of the Merger Agreement (including the parties’ obligations to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity.

VOTING AND SUPPORT AGREEMENT

The following describes certain material provisions of the voting and support agreement. This description of the voting and support agreement is subject to, and qualified in its entirety by reference to, the form of voting and support agreement, which is attached to this proxy statement/prospectus as Annex B and is incorporated by reference into this proxy statement/prospectus. We urge you to read the form of voting and support agreement carefully and in its entirety.

Concurrently with the execution of the Merger Agreement, on April 26, 2024, Hope entered into a voting and support agreement with certain executive officers and each of the directors of Territorial, who are also Territorial stockholders, in their respective capacities as Territorial stockholders and not in their capacities as an officer or director, as the case may be. As of the record date for the Territorial annual meeting, such executive officers and directors collectively and beneficially owned approximately 8.6% of the outstanding shares of Territorial common stock.

Pursuant to the voting and support agreement, each such stockholder agrees to, among other things, at any meeting or action of stockholders of Territorial called to vote upon the Merger (a) vote his or her shares of Territorial common stock (or otherwise provide a proxy, consent or voting instruction or direction) in favor of the approval of the Merger Agreement and the Merger and any other matters required to be approved or adopted in order to effect the Merger and the transactions contemplated by the Merger Agreement, (b) not initiate any proxy solicitation or undertake any other efforts against the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement, and (c) not vote his or her shares of Territorial common stock in favor of, or otherwise support, an alternative Acquisition Proposal or any action that is intended to, or could reasonably be expected to materially impede, interfere with, delay or otherwise materially and adversely affect the Merger or the transactions contemplated by the Merger Agreement. Each such stockholder also agrees not to transfer, except in certain limited circumstances, his or her shares prior to the time that the Merger Agreement is approved by Territorial stockholders without the prior written consent of Hope.

ACCOUNTING TREATMENT

The Merger will be accounted for as an acquisition of Territorial by Hope under the acquisition method of accounting in accordance with GAAP for financial reporting and accounting purposes. After the Merger, the results of operations of Territorial will be included in the consolidated financial statements of Hope. The merger consideration will be allocated based on the fair values of the assets acquired and the liabilities assumed. Any excess of merger consideration over fair value of the net tangible and identified intangible assets of Hope acquired will be recorded as goodwill. Any identified intangible asset may be amortized by charges to operations under GAAP.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a general discussion of the material U.S. federal income tax consequences of the Merger to U.S. holders (as defined below) of Territorial common stock that exchange their shares of Territorial common stock for shares of Hope common stock in the Merger. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, in each case as in effect as of the date of this proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion assumes that the Merger will be consummated in accordance with the Merger Agreement as described in this proxy statement/prospectus. The following discussion applies only to U.S. holders of Territorial common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment).

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Territorial common stock that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is subject to U.S. federal income taxation, regardless of its source.

Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies; traders in securities that elect to apply a mark-to-market method of accounting; banks and certain other financial institutions; insurance companies; mutual funds; tax-exempt organizations; holders subject to the alternative minimum tax provisions of the Code; persons who are required to recognize income or gain with respect to the Merger no later than such income or gain is required to be reported on an applicable financial statement under Section 451(b) of the Code; partnerships, S corporations or other pass-through entities (or investors therein); regulated investment companies; real estate investment trusts; controlled foreign corporations; passive foreign investment companies; former citizens or residents of the United States; U.S. expatriates; U.S. holders whose functional currency is not the U.S. dollar; holders who hold shares of Territorial common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment; holders who own Territorial common stock through retirement plans, individual retirement accounts, or other tax-deferred accounts; holders who acquired Territorial common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation; or holders who actually or constructively own more than 5% of Territorial’s common stock).

Moreover, this discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any withholding considerations under the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury regulations issued thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith), nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax. In addition, this discussion does not address any alternative minimum tax consequences of the Merger.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a holder of Territorial common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that is a holder of Territorial common stock, and any partners in such partnership, should consult their own tax advisors regarding the tax consequences of the Merger to their specific circumstances.

All holders of Territorial common stock should consult their tax advisors regarding the specific tax consequences to them of the Merger in light of their particular facts and circumstances, including the applicability and effect of the alternative minimum tax and any state, local, non-U.S. and other tax laws and of changes in those laws.

In General

The obligations of Territorial and Hope to consummate the Merger are conditioned on Territorial’s and Hope’s receipt of opinions from their tax counsel, Luse Gorman, PC and Greenberg Traurig, LLP, respectively, in each case, dated as of the closing date, to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on, among other things, certain representations and assumptions as to factual matters made by Territorial and Hope, as well as on certain covenants and undertakings by Territorial and Hope. If any of the representations, assumptions, covenants or undertakings upon which these opinions are based is incorrect, incomplete, inaccurate or violated, the validity of these opinions may be affected and the tax consequences of the Merger could differ from those described in this proxy statement/prospectus. In addition, these opinions will be based on current law and cannot be relied on if current law changes with retroactive effect.

The opinions described above will not be binding on the Internal Revenue Service (which we refer to as the “IRS”) or any court. Hope and Territorial have not sought and will not seek any ruling from the IRS regarding any matters relating to the Merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Territorial Common Stock

On the basis that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the U.S. federal income tax consequences of the Merger to U.S. holders of Territorial common stock generally will be as follows:

•

a U.S. holder who receives solely shares of Hope common stock (or receives Hope common stock and cash solely in lieu of a fractional share) in exchange for shares of Territorial common stock generally will not recognize any gain or loss upon the Merger, except with respect to the cash received in lieu of a fractional share of Hope common stock as described below;

•

the aggregate tax basis of the Hope common stock received by a U.S. holder in the Merger (including fractional share interests in Hope common stock deemed received and exchanged for cash as described below) will be equal to such holder’s aggregate tax basis in the Territorial common stock surrendered in exchange for the Hope common stock; and

•

a U.S. holder’s holding period for the shares of Hope common stock received in the Merger (including any fractional shares deemed received and redeemed for cash as described below) will include the holding period of the shares of Territorial common stock surrendered in the Merger.

A U.S. holder that acquired different blocks of shares of Territorial common stock at different times or at different prices should consult its tax advisors regarding the determination of its adjusted basis in, and its holding period of, shares of Hope common stock received in the Merger.

A U.S. holder of Territorial common stock who receives cash in lieu of a fractional share of Hope common stock, generally will be treated as having received such fractional share of Hope common stock pursuant to the Merger and then as having received cash in redemption of such fractional share. Any such holder generally will recognize gain or loss equal to the difference between the amount of cash received and the adjusted tax basis in the fractional share of Hope common stock (as set forth above). Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the Merger, the holding period for such fractional share (including the holding period of shares of Territorial common stock surrendered therefor)

exceeds one year. Long-term capital gains of certain non-corporate U.S. holders of Territorial common stock, including individuals, are generally taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Backup Withholding

Backup withholding (currently 24%) at the applicable rate may apply to a holder of Territorial common stock with respect to certain payments, including payments of cash made pursuant to the Merger unless such holder of Territorial common stock (a) is a corporation or is within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s United States federal income tax liability if the required information is supplied to the IRS in a timely manner.

Information Reporting

A U.S. holder of Territorial common stock, as a result of having received Hope common stock in connection with the Merger, will be required to retain records pertaining to the Merger and will be required to file with such U.S. holder’s U.S. federal income tax return for the year in which the Merger takes place a statement setting forth certain facts relating to the Merger. In addition, each U.S. holder of Territorial common stock who is a “significant holder” will be required to file a statement with such holder’s U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3(b) setting forth certain information, including the parties to the Merger, the date of the Merger and such holder’s basis in the Territorial common stock surrendered. A “significant holder” is a holder of Territorial common stock who, immediately before the Merger, owned at least 1% of the vote or value of the outstanding capital stock of Territorial or securities of Territorial with a basis for federal income tax purposes of at least $1 million.

This discussion of certain material U.S. federal income tax consequences is not intended to be, and should not be construed as, tax advice. All holders of Territorial common stock should consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

DESCRIPTION OF HOPE SECURITIES

As a result of the Merger, Territorial stockholders who receive shares of Hope common stock in the Merger will become stockholders of Hope. Your rights as a stockholder of Hope will be governed by the Delaware General Corporation Law (which we refer to as the “DGCL”), Hope’s certificate of incorporation, as currently in effect, and Hope’s bylaws, as currently in effect. The following briefly summarizes the material terms of Hope common stock that will be issued in connection with the Merger. We urge you to read the applicable provisions of the DGCL and Hope’s certificate of incorporation and bylaws, which are incorporated herein by reference and will be sent to stockholders of Territorial upon request. See the section entitled “Where You Can Find More Information”.

Authorized Capital Stock

Hope’s authorized capital stock consists of 300,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of July 31, 2024, there were 120,731,627 shares of Hope common stock outstanding and no shares of Hope preferred stock outstanding.

Description of Hope Common Stock

Voting Rights

Holders of Hope common stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors. Hope’s certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Dividend Rights

Holders of Hope common stock are entitled to receive dividends, if any, as may be declared from time to time by the Hope Board of Directors in its discretion out of funds legally available for the payment of dividends, subject to any preferential dividend rights granted to the holders of any outstanding Hope preferred stock.

Liquidation Rights

In the event of Hope’s liquidation, the holders of Hope common stock will be entitled to share ratably in any distribution of Hope’s assets after payment of all debts and other liabilities and the preferences payable to holders of shares of Hope preferred stock then outstanding, if any.

Applicable Anti-Takeover Law

Set forth below is a summary of the provisions of Hope’s certificate of incorporation and bylaws that could have the effect of delaying or preventing a change in control of Hope. The following description is only a summary and it is qualified by reference to Hope’s certificate of incorporation and bylaws and relevant provisions of the DGCL.

Blank Check Preferred Stock

Hope’s certificate of incorporation authorizes 10,0000,000 undesignated shares of Hope preferred stock and permits the Hope Board of Directors to issue preferred stock with rights or preferences that could impede the success of any attempt to change control of Hope. For example, the Hope Board of Directors, without stockholder approval, may create or issue preferred stock with conversion rights that could adversely affect the voting power of the holders of Hope common stock as well as rights to such preferred stock, in connection with implementing a stockholder rights plan. This provision may be deemed to have a potential anti-takeover effect, because the issuance of such preferred stock may delay or prevent a change of control of Hope. Furthermore, shares of preferred stock, if any are issued, may have other rights, including economic rights, senior to Hope common stock, and, as a result, the issuance thereof could depress the market price of Hope common stock.

No Cumulative Voting

Hope’s certificate of incorporation and bylaws do not provide holders of Hope common stock cumulative voting rights in the election of directors. The absence of cumulative voting could have the effect of preventing stockholders holding a minority of Hope common stock from obtaining representation on the Hope Board of Directors. The absence of cumulative voting might also, under certain circumstances, render more difficult or discourage a merger, tender offer or proxy contest favored by a majority of Hope stockholders, the assumption of control by a holder of a large block of Hope stock or the removal of incumbent management.

Advance Notice Requirements for Stockholder Proposals and Director Nominees

Hope’s bylaws require its stockholders seeking to make nominations of candidates for election as directors or to bring other business before a meeting of Hope stockholders to provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to Hope’s secretary at its principal executive offices not less than 100 days nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting of the stockholders; provided, however, that in the event that the date of the annual meeting is more than 30 days before or after such anniversary date, notice by the stockholder, to be timely, must be so received not later than the close of business on the tenth day following the earlier of the date on which Hope first gives notice or publicly announce the date of the meeting. A stockholder’s notice must include certain information about the stockholder and the nominee or proposal as specified in Hope’s bylaws. These advance notice provisions may restrict the ability of the stockholders to make nominations for directors at or bring business before a meeting of Hope stockholders.

Listing

Hope common stock is traded on the Nasdaq Global Select Market under the trading symbol “HOPE”.

Transfer Agent

Hope’s transfer agent is Computershare Trust Company, N.A.

COMPARISON OF STOCKHOLDERS’ RIGHTS

If the Merger is completed, Territorial stockholders will receive shares of Hope common stock in the Merger. Hope is organized under the laws of the State of Delaware, and Territorial is organized under the laws of the State of Maryland. The following is a summary of the material differences between (1) the current rights of Hope stockholders under Hope’s certificate of incorporation, as currently in effect, and Hope’s bylaws, as currently in effect, and (2) the current rights of Territorial stockholders under the Territorial’s articles of incorporation, as currently in effect, and Territorial’s bylaws, as currently in effect.

Territorial and Hope believe that this summary describes the material differences between the rights of Territorial stockholders as of the date of this proxy statement/prospectus and the rights of Hope stockholders as of the date of this proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of Territorial’s and Hope’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information”.

	Delaware	Maryland
Organizational Documents	The rights of Hope stockholders are governed by Hope’s certificate of incorporation, bylaws and the DGCL.	The rights of Territorial stockholders are governed by Territorial’s articles of incorporation, bylaws and the MGCL.

Authorized Capital Stock	The authorized capital stock of Hope consists of 300,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share. As of December 31, 2023, there were 120,126,786 shares of Hope common stock and no shares of preferred stock issued and outstanding.	The authorized capital stock of Territorial consists of 100,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share. As of June 30, 2024, there were 8,832,210 shares of Territorial common stock and no shares of preferred stock issued and outstanding.

Limitation on Voting Rights	Hope’s certificate of incorporation and bylaws do not limit voting rights of holders based on the number of shares of stock they may hold.	Territorial’s articles of incorporation provide that no record holders of any outstanding common stock of Territorial that is beneficially owned, directly or indirectly, by a person who beneficially owns more than 10% of the then-outstanding shares of common stock of Territorial will be permitted to vote any shares held in excess of the 10% limit unless, before the person acquired beneficial ownership of such shares in excess of the 10% limit, such acquisition of shares was approved by a majority of the unaffiliated directors on the Territorial Board of Directors. The Territorial Board of Directors has the power to construe and apply the provisions in the articles of incorporation regarding the 10% limitation on voting rights and to make all determinations necessary or desirable to implement such provisions.

	Delaware	Maryland
Number, Removal and Classification of Board of Directors

The Hope Board of Directors currently has 12 members and will continue to have 12 members after the consummation of the Merger. The bylaws of Hope provide that the number of directors may be no less than five and no more than 25, with the exact number to be fixed by resolution of the Hope Board of Directors. The Hope Board of Directors is not divided into classes having different terms of office.

Hope’s bylaws provide that any director or the entire board of directors may be removed by the holders of a majority of the voting power of all the then outstanding shares then entitled to vote at an election of directors.

Hope’s certificate of incorporation does not provide for cumulative voting by stockholders in the election of directors, and Hope’s bylaws provides for directors to be elected by a plurality of the votes cast at a meeting of stockholders for the election of directors, except in case of vacancies and newly created directorships resulting from any increase in the authorized number of directors.

Territorial’s articles of incorporation and bylaws provide that the number of directors of Territorial shall, by virtue of Territorial’s election made to be governed by Section 3-804(b) of the MGCL, be fixed from time to time exclusively by vote of the Territorial Board of Directors; provided, however, that such number shall never be less than the minimum number of directors required by the MGCL. Currently, the Territorial Board of Directors is set at six directors.

Territorial’s articles of incorporation and bylaws provide further that the directors, other than those who may be elected by the holders of preferred stock, shall be divided into three classes, as nearly equally as possible, creating a staggered board of directors. At each annual meeting of stockholders, directors elected to succeed those directors whose terms expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election or for such shorter period of time as the Territorial Board of Directors may determine, with each director to hold office until his or her term expires and until his or her successor has been duly elected and qualified. The vote of a plurality of the votes cast at a meeting is required to elect directors of Territorial. Stockholders are not permitted to cumulate their votes in the election of directors.

Territorial’s articles of incorporation provide that, subject to the rights of the holders of any series of preferred stock then outstanding, any director, or the entire board of directors, may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all of the then-shares of capital stock of Territorial outstanding and entitled to vote generally in the election of directors (after giving effect to the restrictions on voting rights described above), voting together as a single class.

	Delaware	Maryland
Vacancies on the Board of Directors	Hope’s bylaws provide that vacancies and newly created directorships resulting from an increase in the authorized number of directors may be filled by a majority of the directors then in office, whether or not less than a quorum, or by a sole remaining director. Each director so elected shall hold office until the earlier of the expiration of the term of office of the director whom the director has replaced, a successor is duly elected and qualified, or the earlier of such director’s death, resignation, or removal.	Territorial’s bylaws provide that any vacancy occurring in the Territorial Board of Directors, including vacancies resulting from an increase in the number of directors or the death, resignation or removal of a director, may be filled only by the affirmative vote of two-thirds of the remaining directors then in office, even if such directors do not constitute a quorum. A director elected to fill a vacancy will be elected to serve for the remainder of the full term of the class of directors in which the vacancy occurred and until the director’s successor is elected and qualified.

Amendment of Articles or Certificate of Incorporation

Unless otherwise provided therein, under Section 242 of the DGCL an amendment to the certificate of incorporation requires a board resolution setting forth the amendment proposed, declaring its advisability, and directing that such amendment be considered by stockholders at a special meeting or the next annual meeting, and approval by a majority of the outstanding stock entitled to vote on the amendment, unless the certificate of incorporation imposes a greater approval requirement.

Hope’s certificate of incorporation does not provide for a greater approval requirement and so it may be amended with approval of the Hope Board of Directors and the majority of outstanding stock entitled to vote.

Except with respect to amending the articles of incorporation by the Territorial Board of Directors to increase or decrease the number of shares authorized for issuance, or as otherwise allowed by the MGCL, any amendment to the articles of incorporation must be approved by the Territorial Board of Directors and also by a majority of the outstanding shares of Territorial’s voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend certain provisions, including:

•  the limitation on voting rights of persons who beneficially own more than 10% of the outstanding shares of common stock;

•  the division of the Territorial Board of Directors into three staggered classes;

•  the supermajority vote requirement for stockholders to remove directors, with such removal being only for cause;

•  the ability of the Territorial Board of Directors to amend and repeal the bylaws;

•  the ability of the Territorial Board of Directors to evaluate a variety of factors in evaluating offers to purchase or otherwise acquire Territorial;

	Delaware	Maryland

•  the validity and effectiveness of any action lawfully authorized by the affirmative vote of the holders of a majority of the total number of outstanding shares of common stock;

•  the number of stockholders constituting a quorum or required for stockholder consent;

•  indemnification by Territorial;

•  limitation of liability for money damages; and

•  the provision of the articles of incorporation requiring approval of at least 80% of the outstanding voting stock to amend certain provisions of the articles of incorporation, including those listed above.

Amendment of Bylaws	Hope’s certificate of incorporation grants power to amend the bylaws to the Hope Board of Directors, and Hope’s bylaws provide that the bylaws may be amended by the stockholders or the Hope Board of Directors.	Territorial’s articles of incorporation provide that the bylaws may be amended by the affirmative vote of a majority of Territorial’s directors or by the stockholders by the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of stockholders. Any amendment of this supermajority requirement for amendment of the bylaws would also require the approval of 80% of the outstanding voting stock.

Special Meetings of Stockholders	Hope’s bylaws provide that special meetings of stockholders may be called by resolution adopted by a majority of the Hope Board of Directors or by written request of stockholders owning in the aggregate 10% or more of the outstanding shares of Hope outstanding common stock.	Territorial’s bylaws provide that, unless approved by unaffiliated directors, special meetings of stockholders can be called by only the President, a majority of the total number of directors that Territorial would have if there were no vacancies on the Territorial Board of Directors, or the Secretary upon the written request of stockholders entitled to cast at least a majority of all votes entitled to vote at the meeting.

Notice of Stockholder Meetings	Hope’s bylaws provide that written notice of any stockholders’ meeting must be given to each stockholder entitled to vote not less than ten days nor more than 60 days before the meeting.	Territorial’s bylaws require that notice of stockholder meetings be given not less than ten nor more than 90 days before the meeting.

	Delaware	Maryland
Notice of Stockholder Proposals and Director Nominations	Nominations of persons for election to the Hope Board of Directors and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only (i) by or at the direction of the chairman of the meeting; (ii) pursuant to the notice of the meeting; or (iii) by any stockholder of Hope who is a stockholder of record as of the record date of the meeting, who is entitled to vote at the meeting and who complies with the notice procedures set forth in the Hope bylaws. For the avoidance of doubt, the foregoing clause (iii) is the exclusive means for a stockholder to make director nominations and submit other business (other than matters properly included in the corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Exchange Act) before an annual meeting of stockholders.

Only such business shall be conducted as shall have been brought before annual meeting of Territorial stockholders (i) as specified in the notice of the meeting, (ii) by or at the direction of the Territorial Board of Directors or (iii) by any stockholder who: (1) is a stockholder of record on the date such stockholder gives the notice provided for in the bylaws and on the record date for the determination of stockholders entitled to vote at such annual meeting; and (2) complies with the notice procedures set forth in the bylaws.

Nominations of persons for election to the Territorial Board of Directors at a meeting of stockholders at which directors are to be elected only (i) by or at the direction of the Territorial Board of Directors or (ii) by any stockholder who (1) is a stockholder of record on the date such stockholder gives the notice provided for in the bylaws and on the record date for the determination of stockholders entitled to vote at such meeting, and (2) complies with the notice procedures set forth in the bylaws.

With respect to nominations and business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of Territorial and, with respect to stockholder proposals, such business must otherwise be a proper matter for action by stockholders. To be timely, a stockholder’s notice must be delivered or mailed to and received by the Secretary at Territorial’s principal executive office of the Corporation not less than 80 days nor more than 90 days prior to any such meeting; provided, however, that if less than 90 days’ notice or prior public disclosure of the date of the meeting is given to stockholders, such written notice shall be delivered or mailed to and received by the Secretary at the principal executive office not later than the tenth day following the day on which notice of the meeting was mailed to stockholders or such public disclosure was made.

Delaware	Maryland

A stockholder’s notice with respect to stockholder proposals or nominations must include: (i) the name and address of such stockholder as they appear on Territorial’s books and of the beneficial owner, if any, on whose behalf the proposal is made; (ii) the class or series and number of shares of capital stock of Territorial which are owned beneficially or of record by such stockholder and such beneficial owner; and (iii) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business or nomination before the meeting, as applicable.

A stockholder’s notice with respect to stockholder proposals must also set forth as to each matter such stockholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting; and (ii) a description of all arrangements or understandings between such stockholder and any other person or persons in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business.

A stockholder’s notice with respect to nominations must also set forth (a) as to each person whom the stockholder proposes to nominate for election as a director, all information relating to such person that would indicate such person’s qualification under the bylaws including an affidavit that such person would not be disqualified under the provisions of the bylaws and such information relating to such person that is required to be disclosed in connection with solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, or any successor rule or regulation; and (b) as to the stockholder giving the notice: (i) a description of all arrangements or understandings between

	Delaware	Maryland
such stockholder and each proposed nominee and any other person or persons pursuant to which the nomination(s) are to be made by such stockholder; and (ii) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Regulation 14A under the Exchange Act or any successor rule or regulation. Such notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a director if elected.

Payment of Dividends	The DGCL permits the payment of dividends to stockholders only out of surplus (as defined in the DGCL) or, if there is no such surplus, net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year; provided, however that dividends may not be paid out of net profits if, after the payment of such dividend, Hope’s capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of Hope’s assets.	Holders of Territorial common stock are entitled to receive such dividends as the Territorial Board of Directors may declare out of funds legally available for such payment, subject to the rights of holders of preferred stock.

Appraisal and Dissenters’ Rights	Under the DGCL, stockholders generally have appraisal rights in connection with certain mergers or consolidations in which the corporation is participating, subject to specified procedural requirements. Under the DGCL, however, no dissenters’ rights are available for stock, such as Hope’s, listed on the Nasdaq Global Select Market, except where the stockholder is required to accept for the stock anything other than: (a) stock listed on a national securities exchange or held of record by more than 2,000 holders; (b) stock of the surviving corporation; (c) cash in lieu of fractional shares; or (d) any combination of foregoing clauses (a), (b) and (c).	Holders of Territorial stock are not entitled to exercise any rights of an objecting stockholder provided for under the MGCL unless the Territorial Board of Directors, pursuant to a resolution approved by a majority of the directors then in office, determines that such rights apply with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.

	Delaware	Maryland

Indemnification and Liability Exculpation of Directors and Officers

Hope’s certificate of incorporation provides for Hope to indemnify any and all directors, officers, employees and agents to the fullest extent permitted under Section 145 of the DGCL, and its bylaws provides similar coverage for officers and directors. Section 145 of the DGCL provides that, subject to certain limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who was or is made a party to any threatened, pending or completed action, suit or proceeding on account of being or having been a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of the directors who were not parties to the action, suit or proceeding, even if less than a quorum, if the person: (i) acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and (ii) with respect to a criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145 of the DGCL also permits indemnification by a corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless and only

Territorial’s articles of incorporation also provide for indemnification of (i) Territorial’s current and former directors and officers, whether serving Territorial or at its request any other entity, to the fullest extent required or permitted by the MGCL, including the advancement of expenses under the procedures and to the fullest extent permitted by law; and (ii) other employees and agents to such extent as authorized by the Territorial Board of Directors and permitted by law; provided, however, that, except as provided in the articles of incorporation with respect to proceedings to enforce rights to indemnification, Territorial will indemnify any indemnitee in connection with a proceeding (or part thereof) initiated by the indemnitee only if the proceeding (or part thereof) was authorized by the Territorial Board of Directors.

Maryland law applicable to Territorial generally provides that a corporation may indemnify a director or officer who is a party to a threatened, pending or completed proceeding unless it is established that (i) the director’s act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the director actually received an improper personal benefit in money, property, or services; or (iii) in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.

	Delaware	Maryland
to the extent that the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

Limitation of Personal Liability of Directors and Officers	Hope’s certificate of incorporation provides that a director or officer of Hope will not be liable to Hope or its stockholders for monetary damages for breach of fiduciary duty as a director or officer to the fullest extent permitted by Delaware law. Section 102(b)(7) of the DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director or officer of the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that such provision may not eliminate or limit the liability of a director for: (i) a breach of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends, certain stock repurchases or redemptions; or (iv) any transaction from which the director derived an improper personal benefit.

Territorial’s articles of incorporation also provide for indemnification of (i) Territorial’s current and former directors and officers, whether serving Territorial or at its request any other entity, to the fullest extent required or permitted by the MGCL, including the advancement of expenses under the procedures and to the fullest extent permitted by law; and (ii) other employees and agents to such extent as authorized by the Territorial Board of Directors and permitted by law; provided, however, that, except as provided in the articles of incorporation with respect to proceedings to enforce rights to indemnification, Territorial will indemnify any indemnitee in connection with a proceeding (or part thereof) initiated by the indemnitee only if the proceeding (or part thereof) was authorized by the Territorial Board of Directors.

Maryland law applicable to Territorial generally provides that a corporation may indemnify a director or officer who is a party to a threatened, pending or completed proceeding unless it is established that (i) the director’s act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (ii) the director actually received an improper personal benefit in money, property, or services; or (iii) in the case of any criminal proceeding, the director had reasonable cause to believe that the act or omission was unlawful.

	Delaware	Maryland
Exclusive Forum	Hope’s certificate of incorporation and bylaws provide that unless it consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claim for: (i) any derivative action or proceeding brought on behalf of Hope, (ii) any action asserting a claim of breach of or based on a fiduciary duty owed by director or officer or other employee of Hope to Hope or Hope stockholders, (iii) any action or other proceeding asserting a claim against Hope arising pursuant to any provision of the DGCL or Hope’s certificate of incorporation or bylaws, or (iv) any action asserting a claim against Hope governed by the internal affairs doctrine or (v) any action or other proceeding to interpret, apply, enforce or determine the validity of, or otherwise asserting a claim arising pursuant to, any provision of Hope’s certificate of incorporation or bylaws. Unless Hope consents in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (which we refer to as the “Securities Act”). Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Hope will be deemed to have notice of and to have consented to the forum selection provision of Hope’s certificate of incorporation and bylaws.	Territorial’s governing documents do not include a forum selection clause.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF

TERRITORIAL BANCORP INC.

The following table sets forth certain information as of August 14, 2024, concerning the number and percentage of shares of Territorial common stock beneficially owned by each of Territorial’s directors and named executive officers, and by Territorial’s directors and executive officers as a group. In addition, the table includes information with respect to persons known to Territorial who own or may be deemed to own more than 5% of Territorial common stock as of August 14, 2024 (the “5% holders”). Except as otherwise indicated, all shares are owned directly and the named person possesses sole voting and sole investment power with respect to all such shares, and none of such shares is pledged as security. Percentage ownership is calculated based on 8,832,210 outstanding shares of Territorial common stock as of August 14, 2024. The address of each of the directors and executive officers is Territorial’s headquarters: 1003 Bishop Street, Suite 500, Honolulu, Hawaii 96813.

Name of Beneficial Owner	Number of Shares Owned		Percent of Common Stock Outstanding
Directors
Kirk W. Caldwell	34,227		*
Howard Y. Ikeda	40,300	(1)	*
Jennifer Isobe	—		—
Allan S. Kitagawa	262,230	(2)	2.97%
John M. Ohama	10,000	(3)	*
Jan M. Sam	—		—
Executive officers who are not directors
Vernon Hirata	179,043	(4)	2.03%
Ralph Y. Nakatsuka	186,922	(5)	2.12%
Karen J. Cox	48,886	(6)	*
Troy Yoshimasu	7,313	(7)	*
Melvin M. Miyamoto	43,437	(8)	*
All Directors and Executive Officers as a Group (11 persons)	812,358		9.20%

5% Stockholders Who Are Not Directors or Executive Officers
Territorial Savings Bank Employee Stock Ownership Plan 1003 Bishop Street, Suite 500 Honolulu, Hawaii 96813	864,603		9.79%
Dimensional Fund Advisors LP (9) Building One 6300 Bee Cave Road Austin, Texas, 78746	565,348		6.40%
AllianceBernstein L.P. (10) 501 Commerce Street Nashville, Tennessee 37203	476,029		5.39%
Renaissance Technologies LLC (11)	460,693		5.22%
Renaissance Technologies Holdings Corporation 800 Third Avenue New York, New York 10022

*	Less than 1%.
(1)	Includes 3,200 shares held by an individual retirement account and 10,022 shares owned by Mr. Ikeda’s spouse.
(2)

Includes 42,321 shares held through the Territorial Savings Bank 401(k) Plan, 17,742 shares held through the Territorial Savings Bank Employee Stock Ownership Plan, 14,546 restricted stock units and 10,000 shares owned by Mr. Kitagawa’s spouse.

(3)	All of such shares are held by an estate over which Mr. Ohama is the executor.
(4)

Includes 57,774 shares held through the Territorial Savings Bank 401(k) Plan, 17,742 shares held through the Territorial Savings Bank Employee Stock Ownership Plan, 6,059 restricted stock units, 15,600 shares held in trust and 441 shares owned by Mr. Hirata’s spouse.

(5)	Includes 17,742 shares held through the Territorial Savings Bank Employee Stock Ownership Plan and 6,059 restricted stock units.
(6)

Includes 14,604 shares held through the Territorial Savings Bank 401(k) Plan, 15,156 shares held through the Territorial Savings Bank Employee Stock Ownership Plan and 500 shares held as trustee for two grandchildren.

(7)	Includes 3,374 shares held through the Territorial Savings Bank 401(k) Plan and 5,038 shares held through the Territorial Savings Bank Employee Stock Ownership Plan.
(8)	Includes 16,798 shares held through the Territorial Savings Bank 401(k) Plan and 11,451 shares held through the Territorial Savings Bank Employee Stock Ownership Plan.
(9)	As disclosed in Schedule 13G/A filed with the Securities and Exchange Commission on February 10, 2023.
(10)	As disclosed in Schedule 13G filed with the Securities and Exchange Commission on February 14, 2024.
(11)	As disclosed in Schedule 13G/A filed with the Securities and Exchange Commission on February 13, 2024.

LEGAL MATTERS

The validity of the Hope common stock to be issued in connection with the Merger will be passed upon for Hope by Greenberg Traurig, LLP.

Certain U.S. federal income tax consequences relating to the Merger will be passed upon for Hope by Greenberg Traurig, LLP and for Territorial by Luse Gorman, PC.

EXPERTS

The consolidated financial statements of Hope Bancorp, Inc. incorporated in this proxy statement/prospectus by reference to Hope’s Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 28, 2024 have been so incorporated in reliance upon the report of Crowe LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Territorial Bancorp Inc. as of December 31, 2023 and 2022, and for the years then ended, included in this proxy statement/prospectus have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph related to a change in the method of accounting for the allowance for credit losses on loans). Such consolidated financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS

Territorial must receive proposals that stockholders seek to include in the proxy statement for the Company’s annual meeting of stockholders to be held in 2025 (which we refer to as the “Territorial 2025 Annual Meeting”) no later than December 17, 2024. If the Territorial 2025 Annual Meeting is held on a date more than 30 calendar days from May 16, 2025, a stockholder proposal must be received by a reasonable time before Territorial begins to print and mail its proxy solicitation for such annual meeting. Any stockholder proposals will be subject to the requirements of the proxy rules adopted by the SEC.

In order to solicit proxies in support of director nominees other than Territorial’s nominees for Territorial 2025 Annual Meeting, a person must provide notice postmarked or transmitted electronically to Territorial’s executive office, Pauahi Tower, 1003 Bishop Street, Suite 500, Honolulu, Hawaii 96813, or tbi@territorialsavings.net, no later than March 17, 2025. Any such notice and solicitation will be subject to the requirements of the proxy rules adopted by the SEC.

Territorial’s bylaws generally provide that any stockholder desiring to make a proposal for new business at an annual meeting of stockholders or to nominate one or more candidates for election as directors must submit written notice filed with the Secretary of Territorial not less than 80 days nor more than 90 days prior to any such annual meeting; provided, however, that if less than 90 days’ notice or prior public disclosure of the date of the annual meeting is given to stockholders, such written notice shall be delivered or mailed to and received by the Secretary of Territorial at Territorial’s principal executive office not later than the tenth day following the day on which notice of the meeting was mailed to stockholders or such public disclosure was made.

The Territorial 2025 Annual Meeting is expected to be held on May 15, 2025. For the Territorial 2025 Annual Meeting, the notice would have to be received between February 14, 2025 and February 24, 2025. The stockholder must also provide certain information in the notice, as set forth in Territorial’s bylaws. Failure to comply with these advance notice requirements will preclude such nominations or new business from being considered at the meeting.

Territorial will not hold the Territorial 2025 Annual Meeting if the Merger is completed prior to the date that Territorial is required under applicable law to hold the Territorial 2025 Annual Meeting.

WHERE YOU CAN FIND MORE INFORMATION

Hope has filed with the SEC a registration statement under the Securities Act that registers the issuance of the shares of Hope common stock to be issued in connection with the Merger. This proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of Hope and a proxy statement for Territorial stockholders. The registration statement, including this proxy statement/prospectus and the attached annexes, exhibits and schedules, contains additional relevant information about Hope and Hope common stock.

Hope and Territorial also file reports, proxy statements, and other information with the SEC under the Exchange Act. The SEC maintains a website at https://www.sec.gov that contains reports, proxy statements, and other information about issuers, such as Hope and Territorial, who file electronically with the SEC. The reports and other information filed by Hope with the SEC are also available at Hope’s website at www.bankofhope.com. The reports and other information filed by Territorial with the SEC are also available at Territorial’s website at www.territorialsavings.net. The web addresses of the SEC, Hope and Territorial are included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those web sites is not part of this proxy statement/prospectus.

The SEC allows Hope to incorporate by reference information in this proxy statement/prospectus. This means that Hope can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that Hope previously filed with the SEC (other than documents or information deemed to have been furnished and not filed according to SEC rules). They contain important information about Hope and its financial condition.

Hope filings (SEC File No. 000-50245)

•	Annual Report on Form 10-K filed on February 28, 2024 for the year ended December 31, 2023;

•	Definitive Proxy Statement on Schedule 14A filed on April 12, 2024 for Hope’s 2024 Annual Meeting of Stockholders;

•	Quarterly Reports on Form 10-Q filed on May 7, 2024 and August 6, 2024 for the quarterly periods ended March 31, 2024 and June 30, 2024, respectively;

•

Current Reports on Form 8-K filed January 30, 2024, March 22, 2024,  April  29, 2024, May  29, 2024, and July 29, 2024, other than those portions of the documents deemed to be furnished and not filed; and

•	Definitive Additional Materials on Schedule 14A filed on April 30, 2024 and May 9, 2024.

Hope also incorporates by reference the description of Hope common stock contained in Exhibit 4.11 to Hope’s Annual Report on Form 10-K for the year ended December 31, 2023 filed on February 28, 2024 with the SEC, including any amendment or report filed for the purpose of updating such description.

In addition, Hope incorporates by reference additional documents filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the Territorial special meeting, provided that such issuer is not incorporating by reference any information furnished to, but not filed with, the SEC.

Except where the context otherwise indicates, Hope has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Hope, and Territorial has supplied all information contained in this proxy statement/prospectus relating to Territorial.

Documents incorporated by reference are available from Hope without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone at the following address and phone number:

For Hope documents incorporated by reference:

Hope Bancorp, Inc.

3200 Wilshire Blvd., Suite 1400

Los Angeles, California 90010

Telephone: (213) 639-1700

Territorial stockholders requesting documents must request them no later than five business days before the date of the Territorial special meeting. This means that Territorial stockholders requesting documents must do so by October 3, 2024. Territorial stockholders will not be charged for any of these documents that you request. If you request any incorporated documents from Hope, Hope will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.

Neither Hope nor Territorial has authorized anyone to give any information or make any representation about the Merger or the companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone gives you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF

TERRITORIAL BANCORP INC. AND SUBSIDIARIES

All financial statement schedules have been omitted as the required information either is not applicable or is included in the financial statements or related notes.

TERRITORIAL BANCORP INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

(Dollars in thousands, except share data)

	June 30, 2024	December 31, 2023
ASSETS
Cash and cash equivalents	$82,782	$126,659
Investment securities available for sale, at fair value	19,095	20,171
Investment securities held to maturity, at amortized cost (fair value of $535,799 and $568,128 at June 30, 2024 and December 31, 2023, respectively)	666,103	685,728
Loans held for sale	312	—
Loans receivable	1,301,057	1,308,552
Allowance for credit losses	(5,118)	(5,121)

Loans receivable, net of allowance for credit losses	1,295,939	1,303,431

Federal Home Loan Bank stock, at cost	12,007	12,192
Federal Reserve Bank stock, at cost	3,185	3,180
Accrued interest receivable	6,039	6,105
Premises and equipment, net	7,133	7,185
Right-of-use asset, net	12,063	12,371
Bank-owned life insurance	49,133	48,638
Income taxes receivable	1,063	344
Deferred income tax assets, net	2,799	2,457
Prepaid expenses and other assets	7,760	8,211

Total assets	$2,165,413	$2,236,672

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits	$1,572,751	$1,636,604
Advances from the Federal Home Loan Bank	237,000	242,000
Advances from the Federal Reserve Bank	50,000	50,000
Securities sold under agreements to repurchase	10,000	10,000
Accounts payable and accrued expenses	22,699	23,334
Lease liability	17,613	17,297
Advance payments by borrowers for taxes and insurance	6,183	6,351

Total liabilities	1,916,246	1,985,586

Commitments and contingencies: (Note 16)
Stockholders’ Equity:
Preferred stock, $0.01 par value; authorized 50,000,000 shares, no shares issued or outstanding	—	—
Common stock, $0.01 par value; authorized 100,000,000 shares; issued and outstanding 8,832,210 and 8,826,613 shares at June 30, 2024 and December 31, 2023	88	88
Additional paid-in capital	48,105	48,022
Unearned ESOP shares	(2,203)	(2,447)
Retained earnings	209,909	211,644
Accumulated other comprehensive loss	(6,732)	(6,221)

Total stockholders’ equity	249,167	251,086

Total liabilities and stockholders’ equity	$2,165,413	$2,236,672

See accompanying Notes to Consolidated Financial Statements.

TERRITORIAL BANCORP INC. AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

(Dollars in thousands, except per share data)

	Six Months Ended June 30,
	2024	2023
Interest income:
Loans	$24,311	$23,151
Investment securities	8,570	9,065
Other investments	3,203	1,797

Total interest income	36,084	34,013

Interest expense:
Deposits	14,189	7,853
Advances from the Federal Home Loan Bank	3,616	2,886
Advances from the Federal Reserve Bank	1,189	—
Securities sold under agreements to repurchase	91	91

Total interest expense	19,085	10,830

Net interest income	16,999	23,183
(Reversal of provision) provision for credit losses	(7)	112

Net interest income after (reversal of provision) provision for credit losses	17,006	23,071

Noninterest income:
Service and other fees	612	724
Income on bank-owned life insurance	495	410
Net gain on sale of loans	—	10
Other	146	135

Total noninterest income	1,253	1,279

Noninterest expense:
Salaries and employee benefits	9,707	10,547
Occupancy	3,506	3,382
Equipment	2,652	2,615
Federal deposit insurance premiums	889	491
Other general and administrative expenses	3,290	2,088

Total noninterest expense	20,044	19,123

(Loss) income before income taxes	(1,785)	5,227
Income tax (benefit) expense	(528)	1,414

Net (loss) income	$(1,257)	$3,813

Basic (loss) earnings per share	$(0.15)	$0.44
Diluted (loss) earnings per share	$(0.15)	$0.43
Cash dividends declared per common share	$0.06	$0.46
Basic weighted-average shares outstanding	8,596,969	8,697,213
Diluted weighted-average shares outstanding	8,596,969	8,740,699

See accompanying Notes to Consolidated Financial Statements.

TERRITORIAL BANCORP INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

(Dollars in thousands)

	Six Months Ended June 30,
	2024	2023
Net (loss) income	$(1,257)	$3,813
Other comprehensive (loss) income, net of tax:
Unrealized (loss) gain on securities	(511)	23

Total other comprehensive (loss) income, net of tax	(511)	23

Comprehensive (loss) income	$(1,768)	$3,836

See accompanying Notes to Consolidated Financial Statements.

TERRITORIAL BANCORP INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (Unaudited)

(Dollars in thousands, except per share data)

	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Unearned ESOP Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Balances at December 31, 2023	8,826,613	$88	$48,022	$(2,447)	$211,644	$(6,221)	$251,086
Net loss	—	—	—	—	(1,257)	—	(1,257)
Other comprehensive loss	—	—	—	—	—	(511)	(511)
Cash dividends declared ($0.06 per share)	—	—	—	—	(478)	—	(478)
Share-based compensation	12,178	—	166	—	—	—	166
Allocation of 24,467 ESOP shares	—	—	(32)	244	—	—	212
Repurchase of shares of common stock	(6,556)	—	(51)	—	—	—	(51)
Cancelled shares	(25)	—	—	—	—	—	—

Balances at June 30, 2024	8,832,210	$88	$48,105	$(2,203)	$209,909	$(6,732)	$249,167

	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Unearned ESOP Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Balances at December 31, 2022	9,071,076	$91	$51,825	$(2,936)	$215,314	$(7,744)	$256,550
Net income	—	—	—	—	3,813	—	3,813
Other comprehensive income	—	—	—	—	—	23	23
Cumulative change in accounting principle (1)					(2,319)		(2,319)
Cash dividends declared ($0.46 per share)	—	—	—	—	(3,960)	—	(3,960)
Share-based compensation	12,729	—	2	—	—	—	2
Allocation of 24,467 ESOP shares	—	—	207	245	—	—	452
Repurchase of shares of common stock	(235,294)	(3)	(3,924)	—	—	—	(3,927)

Balances at June 30, 2023	8,848,511	$88	$48,110	$(2,691)	$212,848	$(7,721)	$250,634

(1)	Represents the impact of the adoption of Accounting Standard Update 2016-13.

See accompanying Notes to Consolidated Financial Statements.

TERRITORIAL BANCORP INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

(Dollars in thousands)

	Six Months Ended June 30,
	2024	2023
Cash flows from operating activities:
Net (loss) income	$(1,257)	$3,813
Adjustments to reconcile net (loss) income to net cash (used in) from operating activities:
(Reversal of provision) provision for credit losses	(7)	112
Depreciation and amortization	482	574
Deferred income tax (benefit) expense	(157)	48
Accretion of fees, discounts, and premiums, net	(191)	(177)
Amortization of right-of-use asset	1,407	1,428
Origination of loans held for sale	(313)	(813)
Proceeds from sales of loans held for sale	—	823
Gain on sale of loans, net	—	(10)
ESOP expense	212	452
Share-based compensation expense	166	2
Net decrease in accrued interest receivable	83	81
Income on bank-owned life insurance	(495)	(410)
Net decrease in prepaid expenses and other assets	454	207
Net decrease in accounts payable and accrued expenses	(632)	(31)
Net decrease in lease liability	(783)	(480)
Net (decrease) increase in advance payments by borrowers for taxes and insurance	(168)	295
Net (decrease) increase in income taxes payable	(719)	662

Net cash (used in) from operating activities	(1,918)	6,576

Cash flows from investing activities:
Purchases of investment securities held to maturity	—	(6,693)
Principal repayments on investment securities held to maturity	19,665	18,931
Principal repayments on investment securities available for sale	403	423
Principal repayments on loans receivable, net of loan originations	7,608	(13,575)
Purchases of Federal Home Loan Bank stock	(40)	(5,887)
Proceeds from redemption of Federal Home Loan Bank stock	225	840
Purchases of Federal Reserve Bank stock	(5)	(7)
Proceeds from redemption of Federal Reserve Bank stock	—	1
Purchases of premises and equipment	(431)	(236)

Net cash from (used in) investing activities	27,425	(6,203)

(Continued)

TERRITORIAL BANCORP INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

(Dollars in thousands)

	Six Months Ended June 30,
	2024	2023
Cash flows from financing activities:
Net decrease in deposits	$(63,853)	$(70,441)
Proceeds from advances from the Federal Home Loan Bank	—	146,000
Repayments of advances from the Federal Home Loan Bank	(5,000)	(21,000)
Proceeds from advances from the Federal Reserve Bank	100,000	—
Repayments of advances from the Federal Reserve Bank	(100,000)	—
Repurchases of common stock	—	(3,805)
Cash dividends paid	(531)	(4,020)

Net cash (used in) from financing activities	(69,384)	46,734

Net change in cash and cash equivalents	(43,877)	47,107
Cash and cash equivalents at beginning of the period	126,659	40,553

Cash and cash equivalents at end of the period	$82,782	$87,660

Supplemental disclosure of cash flow information:
Cash paid for:
Interest on deposits and borrowings	$18,610	$10,664
Income taxes	348	705
Supplemental disclosure of noncash investing and financing activities:
Company stock repurchased through stock swap and net settlement transactions	$51	$121
Establishment of right-of-use asset, net of incentives and modifications	1,099	506
Establishment of lease liability, net of modifications	1,099	506

See accompanying Notes to Consolidated Financial Statements.

TERRITORIAL BANCORP INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Unaudited)

(1)	Organization

Territorial Bancorp Inc. (the Company) is a Maryland corporation and is the holding company for Territorial Savings Bank (the Bank). Territorial Savings Bank is a Hawaii state-chartered bank headquartered in Honolulu, Hawaii and is a member of the Federal Reserve System. Territorial Savings Bank had one subsidiary, Territorial Financial Services, Inc., that was dissolved during the six months ended June 30, 2024.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements of Territorial Bancorp Inc. have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. These unaudited interim condensed consolidated financial statements and notes should be read in conjunction with the Company’s consolidated financial statements and notes thereto filed as part of the Annual Report on Form 10-K for the year ended December 31, 2023. In the opinion of management, all adjustments necessary for a fair presentation have been made and consist only of normal recurring adjustments. Interim results of operations are not necessarily indicative of results to be expected for the year.

(b)	Allowance of Credit Losses (ACL) on Loans and Securities

The current expected credit losses (CECL) accounting standard requires an estimate of the credit losses expected over the life of the financial instrument. The ACL is a valuation account that is deducted from the loans’ amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the ACL during the period when management deems the loan to be uncollectible and all interest previously accrued but not collected is reversed against the current period ACL.

The estimate of expected credit losses is based on information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of financial instruments. Historical loss experience is generally the starting point for estimating expected credit losses. The Company considers whether the historical loss experience should be adjusted for asset specific risk characteristics or current conditions at the reporting date that did not exist over the historical reporting period. These qualitative adjustments can include changes in the economy, loan underwriting standards, and delinquency trends. The Company then considers future economic conditions as part of the one year reasonable and supportable forecast period.

Our loan portfolio is segmented into three pools for estimating our allowance for credit losses on loans: real estate, commercial, and consumer loans. They were established upon the adoption of Accounting Standards Update (ASU) 2016-13. Only three pools are used to segment our loan portfolio because loans within the pools share similar risk characteristics and were originated using similar underwriting standards. Loans that do not share similar risk characteristics would be evaluated on an individual basis and excluded from the collective evaluation. Historically, we have disclosed information about our loans and allowance based on class of financing receivable. The portfolio segments align with the class of financing receivables as follows:

•	Real estate: One- to four-family residential, multi-family residential, and commercial mortgage

•	Commercial: Commercial loans other than mortgage loans

•	Consumer: Home equity loans, loans on deposit accounts, and all other consumer loans

Collateral dependent loans are not considered to share the same risk characteristics with the three pools discussed above. A loan is considered to be collateral dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. For loans which are considered to be collateral dependent, the Company has elected to estimate the expected credit loss based on the fair value of the collateral less selling costs. If the fair value of the collateral less selling costs is less than the loan’s amortized cost basis, the Company records a partial charge-off to reduce the loan’s amortized cost basis for the difference between the collateral fair value less selling costs and the amortized cost basis.

The ACL on loans and accrued interest is calculated on a loan by loan basis. If the loan’s amortized cost basis is less than the total present value of cash flows calculated using a discounted cash flow approach, the ACL is equal to the amortized cost basis minus the total present value of cash flows on the loan discounted by the loan’s effective interest rate. The expected cash flows include estimates of loan charge-offs, recoveries, and prepayments. Economic variables which have a strong correlation with our historical loan charge-offs, recoveries, and prepayments are utilized in forecasting loan charge-offs, recoveries, and prepayments during the one year reasonable and supportable forecast period. After the reasonable and supportable forecast period, the historical reversion rate is used to calculate loan charge-offs, recoveries, and prepayments for the remaining expected life of the loan. The reversion rate is based on historical averages and applied on a straight-line basis. Qualitative adjustments may be made to account for current conditions and forward looking events not captured in the quantitative calculation. The forecast and reversion rate utilize historical behavior during select periods of time. Our real estate and consumer loan pools utilize a vintage approach where historical losses, recoveries, and prepayment experience is determined using loans that have originated within a specified period. Our commercial loans utilize a reporting period approach where historical losses, recoveries, and prepayment experience is considered during a selected historical period of time. Off-balance sheet forecasts utilize a reporting period approach.

Loans receivable are stated at amortized cost which includes the principal amount outstanding, less the allowance for credit losses, deferred loan origination fees and costs, commitment fees, and cumulative net charge-offs. Interest income on loans receivable is accrued as earned. Accrued interest receivable on loans was $4.6 million as of June 30, 2024 and December 31, 2023, and is included in accrued interest receivable on the Consolidated Balance Sheet.

The Company determines delinquency status by considering the number of days full payments required by the contractual terms of the loan are past due. The Company has a policy of placing loans on a nonaccrual basis when 90 days or more contractually delinquent or when, in the opinion of management, collection of all or part of the principal balance appears doubtful, unless the loans are well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued and not collected is reversed against current period provision for credit losses. For nonaccrual loans, the Company records payments received as a reduction in principal. A nonaccrual loan may be restored to an accrual basis when principal and interest payments are current and full payment of principal and interest is expected.

The Company’s off-balance sheet credit exposures are comprised of unfunded portions of existing loans, such as lines of credit and construction loans, and commitments to originate loans that are not conditionally cancellable by the Company. Under the CECL accounting standard, expected credit losses on these amounts are calculated using a forecasted estimate of the likelihood that funding of the unfunded amount/commitment will occur and the historical reversion rate. Changes to the reserve for off-balance sheet credit exposures are recorded through increases or decreases to the provision for credit losses on the Consolidated Statements of Operations. There were no reserves for off-balance sheet credit exposures at June 30, 2024 or December 31, 2023.

While management utilizes its best judgment and information available, the adequacy of the ACL and the reserve for off-balance sheet credit exposures is determined by certain factors outside of the Company’s control, such as the performance of our portfolios, changes in the economic environment including economic uncertainty, changes in interest rates and loan prepayments, and the view of the regulatory authorities toward classification of assets, the level of ACL, and the reserve for off-balance sheet credit exposures. Additionally, the level of ACL and the reserve for off-balance sheet credit exposures may fluctuate based on the balance and mix of the loan portfolio, changes in loan prepayments and off-balance sheet credit exposures, changes in charge-off rates, and changes in forecasted economic conditions. If actual results differ significantly from our assumptions, our ACL and the reserve for off-balance sheet credit exposures may not be sufficient to cover inherent losses in our loan portfolio, resulting in additions to our ACL and an increase in the provision for credit losses.

The Company is required to utilize the CECL methodology to estimate expected credit losses with respect to held-to-maturity (HTM) investment securities. Since all of the Company’s HTM investment securities were issued by U.S. government agencies or U.S. government-sponsored enterprises, which include the explicit and/or implicit guarantee of the U.S. government and have a long history of no credit losses, the Company has not recorded a credit loss on these securities. The unrealized losses on these securities were due to changes in interest rates, relative to when the securities were purchased, and are not due to decreases in the credit quality of the securities.

Available for sale (AFS) investment securities in an unrealized loss position are evaluated for impairment. The Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the investment securities amortized cost basis is written down to fair value through income. For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the investment security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income. The Company has not recorded an ACL related to our AFS investment securities.

Changes in the ACL are recorded as a provision (or reversal of provision) for credit losses. Losses are charged against the ACL when management believes the uncollectibility of an AFS security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

(3)	Recently Issued and Adopted Accounting Pronouncements

In June 2022, the Financial Accounting Standards Board (FASB) issued ASU 2022-03, Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions to clarify that contractual sale restrictions should not be considered in the measurement of the fair value of an equity security. The Company owns stock in the Federal Reserve Bank (FRB) and in the Federal Home Loan Bank (FHLB), which is valued at historical cost, which also approximates fair value. Ownership of stock is a condition for services the Company receives from the FRB and FHLB. The stock is not publicly traded and can only be issued, exchanged, redeemed or repurchased by the FRB and the FHLB. ASU 2022-03 was effective for fiscal years beginning after December 15, 2023. The Company adopted the standard on January 1, 2024, and it did not have a material effect on its consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the U.S. Securities and Exchange Commission’s (SEC) Disclosure Update and Simplification Initiative. The ASU is intended to clarify or improve disclosure and presentation requirements of a variety of topics. Many of the amendment will allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements and align the requirements in the FASB Accounting Standard Codification with the SEC’s regulations. The Company is currently evaluating the effects that ASU 2023-06 will have on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU is intended to improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis to enable investors to develop more decision-useful financial analyses. This ASU will be effective for fiscal years beginning after December 31, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material effect on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. This ASU will be effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the effects that ASU 2023-09 will have on its consolidated financial statements.

(4)	Cash and Cash Equivalents

The table below presents the balances of cash and cash equivalents:

	June 30,	December 31,
(Dollars in thousands)	2024	2023
Cash and due from banks	$8,021	$10,471
Interest-earning deposits in other banks	74,761	116,188

Cash and cash equivalents	$82,782	$126,659

Interest-earning deposits in other banks consist primarily of deposits at the Federal Reserve Bank of San Francisco.

(5) Investment Securities

The amortized cost, gross unrealized gains and losses, fair value, and related ACL of investment securities are as follows:

	Amortized	Gross Unrealized		Estimated
(Dollars in thousands)	Cost	Gains	Losses	Fair Value	ACL
June 30, 2024:
Available-for-sale:
Mortgage-backed securities issued by U.S. government-sponsored enterprises	$22,184	$—	$(3,089)	$19,095	$—
Held-to-maturity:
Mortgage-backed securities issued by U.S. government agencies or U.S. government-sponsored enterprises	666,103	7	(130,311)	535,799	—

Total	$688,287	$7	$(133,400)	$554,894	$—

December 31, 2023:
Available-for-sale:
Mortgage-backed securities issued by U.S. government-sponsored enterprises	$22,563	$—	$(2,392)	$20,171	$—
Held-to-maturity:
Mortgage-backed securities issued by U.S. government agencies or U.S. government-sponsored enterprises	685,728	68	(117,668)	568,128	—

Total	$708,291	$68	$(120,060)	$588,299	$—

The amortized cost and estimated fair value of investment securities by maturity date at June 30, 2024 are shown below. Incorporated in the maturity schedule are mortgage-backed securities, which are allocated using the contractual maturity as a basis. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Estimated
(Dollars in thousands)	Cost	Fair Value
Available-for-sale:
Due after 10 years	$22,184	$19,095

Total	$22,184	$19,095

Held-to-maturity:
Due within 5 years	$12	$12
Due after 5 years through 10 years	4	4
Due after 10 years	666,087	535,783

Total	$666,103	$535,799

The Company did not sell any held-to-maturity or available-for-sale securities during the six months ended June 30, 2024 and 2023.

Investment securities with amortized costs of $610.6 million and $555.8 million at June 30, 2024 and December 31, 2023, respectively, were pledged to secure deposits made by state and local governments, securities sold under agreements to repurchase, transaction clearing accounts, and Federal Reserve Bank borrowings. Included in these amounts were $288.1 million and $74.0 million pledged to the Federal Reserve Bank’s discount window at June 30, 2024 and December 31, 2023, respectively, and $51.9 million and $202.1 million pledged to the Federal Reserve Bank’s Bank Term Funding Program at June 30, 2024 and December 31, 2023, respectively.

Provided below is a summary of investment securities which were in an unrealized loss position at June 30, 2024 and December 31, 2023. The Company does not intend to sell securities until such time as the value recovers or the securities mature and it is not more likely than not that the Company will be required to sell the securities prior to recovery of value or the securities mature.

	Less Than 12 Months		12 Months or Longer		Total
Description of securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
(Dollars in thousands)
June 30, 2024:
Available-for-sale:
Mortgage-backed securities issued by U.S. government-sponsored enterprises	$—	$—	$19,095	$(3,089)	4	$19,095	$(3,089)
Held-to-maturity:
Mortgage-backed securities issued by U.S. government agencies or U.S. government-sponsored enterprises	476	(6)	532,700	(130,305)	154	533,176	(130,311)

Total	$476	$(6)	$551,795	$(133,394)	158	$552,271	$(133,400)

December 31, 2023:
Available-for-sale:
Mortgage-backed securities issued by U.S. government sponsored enterprises	$—	$—	$20,171	$(2,392)	4	$20,171	$(2,392)
Held-to-maturity:
Mortgage-backed securities issued by U.S. government agencies or U.S. government-sponsored enterprises	10,326	(107)	554,514	(117,561)	152	564,840	(117,668)

Total	$10,326	$(107)	$574,685	$(119,953)	156	$585,011	$(120,060)

Mortgage-Backed Securities. The unrealized losses on the Company’s investment in mortgage-backed securities were caused by increases in market interest rates subsequent to purchase. All of the mortgage-backed securities are guaranteed by Freddie Mac or Fannie Mae, which are U.S. government-sponsored enterprises, or Ginnie Mae, which is a U.S. government agency. Since the decline in market value is attributable to changes in interest rates and not credit quality, the Company does not intend to sell these investments until maturity, and it is not more likely than not that the Company will be required to sell such investments prior to recovery of its cost basis, no allowance for credit losses was recorded for these securities as of June 30, 2024 or December 31, 2023.

(6) Loans Receivable and Allowance for Credit Losses

The components of loans receivable, net of allowance for credit losses (ACL) as of June 30, 2024 and December 31, 2023 are as follows:

	June 30,	December 31,
(Dollars in thousands)	2024	2023
Real estate loans:
First mortgages:
One- to four-family residential	$1,265,288	$1,277,544
Multi-family residential	5,488	5,855
Construction, commercial, and other	12,518	11,631
Home equity loans and lines of credit	11,109	7,058

Total real estate loans	1,294,403	1,302,088

Other loans:
Loans on deposit accounts	185	196
Consumer and other loans	8,452	8,257

Total other loans	8,637	8,453

Total loans	1,303,040	1,310,541

Net unearned fees and discounts	(1,983)	(1,989)

Total loans, net of unearned fees and discounts	1,301,057	1,308,552

Allowance for credit losses	(5,118)	(5,121)

Loans receivable, net of allowance for credit losses	$1,295,939	$1,303,431

The table below presents the activity in the allowance for credit losses by portfolio segment:

	Real Estate	Commercial	Consumer
(Dollars in thousands)	Loans	Loans	Loans	Unallocated	Totals
Six months ended June 30, 2024:
Balance, beginning of period	$4,502	$514	$105	$—	$5,121
(Reversal of provision) provision for credit losses	(89)	15	67	—	(7)

	4,413	529	172	—	5,114

Charge-offs	(5)	—	(20)	—	(25)
Recoveries	22	—	7	—	29

Net recoveries (charge-offs)	17	—	(13)	—	4

Balance, end of period	$4,430	$529	$159	$—	$5,118

Six months ended June 30, 2023:
Balance, beginning of period	$1,263	$434	$76	$259	$2,032
Adoption of ASU No. 2016-13	3,393	71	4	(259)	3,209
Provision (reversal of provision) for credit losses	145	(69)	36	—	112

	4,801	436	116	—	5,353

Charge-offs	(67)	(15)	(15)	—	(97)
Recoveries	—	5	1	—	6

Net charge-offs	(67)	(10)	(14)	—	(91)

Balance, end of period	$4,734	$426	$102	$—	$5,262

The reversal of provision for credit losses in the six months ended June 30, 2024 was primarily due to a decrease in the loans in the real estate portfolio which was partially offset by an increase in loans in the consumer loan portfolio. The provision for credit losses in the six months ended June 30, 2023 was primarily due to a decrease in forecasted prepayments and recoveries in the real estate portfolio which increased estimated future losses on real estate loans.

The Company primarily uses the aging of loans to monitor the credit quality of its loan portfolio. The table below presents by credit quality indicator, loan class, and year of origination, the amortized cost basis of the Company’s loans as of June 30, 2024.

							Revolving Loans Amortized Cost Basis
	Amortized Cost of Term Loans by Origination Year
(Dollars in thousands)	2024	2023	2022	2021	2020	Prior		Total
June 30, 2024:
Commercial
30 - 59 days past due	$—	$—	$—	$—	$—	$—	$—	$—
60 - 89 days past due	—	—	—	—	—	—	—	—
90 days or more past due	—	—	—	—	—	—	—	—
Loans not past due	325	592	319	4,757	—	966	1,187	8,146

Total Commercial	325	592	319	4,757	—	966	1,187	8,146

Consumer
30 - 59 days past due	1	—	—	—	—	—	1	2
60 - 89 days past due	—	—	—	—	—	—	—	—
90 days or more past due	—	—	—	—	—	—	—	—
Loans not past due	177	46	62	12	2	48	10,258	10,605

Total Consumer	178	46	62	12	2	48	10,259	10,607

Real Estate
30 - 59 days past due	—	—	152	—	—	255	—	407
60 - 89 days past due	—	—	—	—	—	—	—	—
90 days or more past due	—	—	—	—	—	87	—	87
Loans not past due	26,546	90,431	126,721	277,511	179,258	581,343	—	1,281,810

Total Real Estate	26,546	90,431	126,873	277,511	179,258	581,685	—	1,282,304

Total	$27,049	$91,069	$127,254	$282,280	$179,260	$582,699	$11,446	$1,301,057

The Company did not have any revolving loans that converted to term loans during the six months ended June 30, 2024.

The table below presents by credit quality indicator, loan class, and year of origination, the amortized cost basis of the Company’s loans as of December 31, 2023.

							Revolving Loans Amortized Cost Basis
	Amortized Cost of Term Loans by Origination Year
(Dollars in thousands)	2023	2022	2021	2020	2019	Prior		Total
December 31, 2023
Commercial
30 - 59 days past due	$—	$—	$—	$—	$—	$—	$—	$—
60 - 89 days past due	—	—	—	—	—	—	—	—
90 days or more past due	—	—	—	—	—	—	—	—
Loans not past due	387	353	4,836	—	203	856	1,230	7,865

Total Commercial	387	353	4,836	—	203	856	1,230	7,865

Consumer
30 - 59 days past due	4	—	—	—	—	—	—	4
60 - 89 days past due	—	—	—	—	—	—	—	—
90 days or more past due	—	—	—	—	—	—	—	—
Loans not past due	271	80	20	4	14	42	6,137	6,568

Total Consumer	275	80	20	4	14	42	6,137	6,572

Real Estate
30 - 59 days past due	—	—	—	—	—	428	—	428
60 - 89 days past due	—	—	—	—	—	—	—	—
90 days or more past due	—	—	—	—	140	87	—	227
Loans not past due	91,195	129,148	283,571	183,887	91,113	514,546	—	1,293,460

Total Real Estate	91,195	129,148	283,571	183,887	91,253	515,061	—	1,294,115

Total	$91,857	$129,581	$288,427	$183,891	$91,470	$515,959	$7,367	$1,308,552

The Company did not have any revolving loans that converted to term loans during the year ended December 31, 2023.

The following table presents by loan class and year of origination, the gross charge-offs recorded during the six months ended June 30, 2024 and 2023.

(Dollars in thousands)	2024	2023	2022	2021	2020	Prior	Total
Six months ended June 30, 2024:
One- to four-family residential mortgages	$—	$—	$—	$—	$—	$5	$5
Loans on deposit accounts	14	3	—	—	—	—	17
Consumer and other	—	2	—	—	—	1	3

Total	$14	$5	$—	$—	$—	$6	$25

Six months ended June 30, 2023:
One- to four-family residential mortgages	$—	$—	$—	$—	$10	$57	$67
Consumer and other	27	—	—	—	3	—	30

Total	$27	$—	$—	$—	$13	$57	$97

The table below presents the aging of loans and accrual status by class of loans, net of unearned fees and discounts. Loans with a formal loan payment deferral plan in place are not considered contractually past due or delinquent if the borrower is in compliance with the loan payment deferral plan.

(Dollars in thousands)	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	Total Past Due	Loans Not Past Due	Total Loans	Nonaccrual Loans	Loans 90 Days or More Past Due and Still Accruing
June 30, 2024:
One- to four-family residential mortgages	$407	$—	$87	$494	$1,262,864	$1,263,358	$1,063	$—
Multi-family residential mortgages	—	—	—	—	5,482	5,482	—	—
Construction, commercial, and other mortgages	—	—	—	—	12,465	12,465	—	—
Home equity loans and lines of credit	—	—	—	—	11,111	11,111	6	—
Loans on deposit accounts	—	—	—	—	185	185	—	—
Consumer and other	2	—	—	2	8,454	8,456	166	—

Total	$409	$—	$87	$496	$1,300,561	$1,301,057	$1,235	$—

December 31, 2023:
One- to four-family residential mortgages	$428	$—	$227	$655	$1,274,960	$1,275,615	$2,079	$—
Multi-family residential mortgages	—	—	—	—	5,848	5,848	—	—
Construction, commercial, and other mortgages	—	—	—	—	11,570	11,570	—	—
Home equity loans and lines of credit	—	—	—	—	7,060	7,060	11	—
Loans on deposit accounts	—	—	—	—	196	196	—	—
Consumer and other	4	—	—	4	8,259	8,263	170	—

Total	$432	$—	$227	$659	$1,307,893	$1,308,552	$2,260	$—

The table below presents the amortized cost basis of loans on nonaccrual status as of June 30, 2024 and December 31, 2023.

(Dollars in thousands)	Nonaccrual Loans With a Related ACL	Nonaccrual Loans Without a Related ACL	Total Nonaccrual Loans
June 30, 2024
One- to four-family residential mortgages	$948	$115	$1,063
Home equity loans and lines of credit	6	—	6
Consumer and other	166	—	166

Total Nonaccrual Loans and Leases	$1,120	$115	$1,235

December 31, 2023:
One- to four-family residential mortgages	$1,030	$1,049	$2,079
Home equity loans and lines of credit	11	—	11
Consumer and other	170	—	170

Total Nonaccrual Loans and Leases	$1,211	$1,049	$2,260

All payments received while on nonaccrual status are applied against the principal balance of the loan.

When a mortgage loan becomes seriously delinquent (90 days or more contractually past due), it displays weaknesses that may result in a loss. As a loan becomes more delinquent, the likelihood of the borrower repaying the loan decreases and the loan becomes more collateral dependent. A mortgage loan becomes collateral dependent when the proceeds for repayment can be expected to come only from the sale or operation of the collateral and not from borrower repayments. Generally, appraisals are obtained after a loan becomes collateral dependent or is four months delinquent. The carrying value of collateral-dependent loans is adjusted to the fair value of the collateral less selling costs. Any commercial real estate, commercial, construction or equity loan that has a loan balance in excess of a specified amount is also periodically reviewed to determine whether the loan exhibits any weaknesses and is performing in accordance with its contractual terms. The amortized cost basis of collateral-dependent loans, excluding accrued interest receivable, was $87,000 and $227,000 at June 30, 2024 and December 31, 2023, respectively. These loans were collateralized by residential real estate in Hawaii. As of June 30, 2024 and December 31, 2023, the fair value of the collateral less selling costs of these collateral-dependent loans exceeded the amortized cost basis. There was no ACL on collateral-dependent loans.

The Company had no real estate owned as of June 30, 2024 or December 31, 2023. There was one one- to four-family residential mortgage loan for $87,000 in the process of foreclosure at June 30, 2024. There were two one- to four-family residential mortgage loans totaling $227,000 in the process of foreclosure at December 31, 2023.

Nearly all of our real estate loans are collateralized by real estate located in the State of Hawaii. Loan-to-value ratios on these real estate loans generally do not exceed 80% at the time of origination.

During the six months ended June 30, 2023, the Company sold mortgage loans held for sale with principal balances of $827,000 and recognized a gain of $10,000. The Company did not sell any mortgage loans in the six months ended June 30, 2024. The Company had one loan held for sale with a book value of $312,000 at June 30, 2024 and no loans held for sale at June 30, 2023.

The Company serviced loans for others with principal balances of $32.1 million at June 30, 2024 and $33.2 million at December 31, 2023. Of these amounts, $18.8 million and $19.3 million of loan balances relate to securitizations for which the Company continues to hold the related mortgage-backed securities at June 30, 2024 and December 31, 2023, respectively. The amount of contractually specified servicing fees earned for the six months ended June 30, 2024 and 2023 was $43,000 and $46,000, respectively. The fees are reported in service and other fees in the Consolidated Statements of Operations.

(7) Advances from the Federal Home Loan Bank

Federal Home Loan Bank advances are secured by a blanket pledge on the Bank’s assets not otherwise pledged. At June 30, 2024 and December 31, 2023, our credit limit with the FHLB of Des Moines was equal to 45% of Territorial Savings Bank’s total assets and we had the capacity to borrow an additional $593.5 million and $612.6 million, respectively.

Advances outstanding consisted of the following:

	June 30, 2024		December 31, 2023
(Dollars in thousands)	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Due within one year	$92,000	1.74%	$82,000	1.40%
Due over 1 year to 2 years	40,000	2.41	45,000	2.87
Due over 2 years to 3 years	30,000	4.28	20,000	3.20
Due over 3 years to 4 years	70,000	4.32	30,000	4.24
Due over 4 years to 5 years	5,000	4.38	60,000	4.32
Due over 5 years to 6 years	—	—	5,000	4.38

Total	$237,000	2.99%	$242,000	2.96%

(8)	Advances from the Federal Reserve Bank

In March 2023, the FRB created a new Bank Term Funding Program (BTFP) to make additional funding available to eligible depository institutions. The BTFP ceased making new loans on March 11, 2024. This program offered loans up to a one year term that can be prepaid without penalty. The amount that could be borrowed was based upon the par value of the securities pledged as collateral to the FRB.

Advances outstanding consisted of the following:

	June 30, 2024		December 31, 2023
(Dollars in thousands)	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Due within one year	$50,000	4.76%	$50,000	4.89%

Total	$50,000	4.76%	$50,000	4.89%

(9)	Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are treated as financings and the obligations to repurchase the identical securities sold are reflected as a liability with the securities collateralizing the agreements classified as an asset. Securities sold under agreements to repurchase are summarized as follows:

	June 30, 2024		December 31, 2023
(Dollars in thousands)	Repurchase Liability	Weighted Average Rate	Repurchase Liability	Weighted Average Rate
Maturing:
1 year or less	$10,000	1.81%	$5,000	1.88%
Over 1 year to 2 years	—	—	5,000	1.73

Total	$10,000	1.81%	$10,000	1.81%

Below is a summary comparing the carrying value and fair value of securities pledged to secure repurchase agreements, the repurchase liability, and the amount at risk at June 30, 2024. The amount at risk is the greater of the carrying value or fair value over the repurchase liability and refers to the potential loss to the Company if the secured lender fails to return the security at the maturity date of the agreement. All the agreements to repurchase are with JP Morgan Securities and the securities pledged are mortgage-backed securities issued and guaranteed by U.S. government agencies or U.S. government-sponsored enterprises. The fair value of the securities pledged must exceed the repurchase liability by 5.00%. In the event of a decline in the fair value of securities pledged to less than the required amount due to market conditions or principal repayments, the Company is obligated to pledge additional securities or other suitable collateral to cure the deficiency.

(Dollars in thousands)	Carrying Value of Securities	Fair Value of Securities	Repurchase Liability	Amount at Risk	Weighted Average Months to Maturity
Maturing:
Over 90 days	$13,764	$11,475	$10,000	$3,764	6

(10)	Offsetting of Financial Liabilities

Securities sold under agreements to repurchase are subject to a right of offset in the event of default. See Note 9, Securities Sold Under Agreements to Repurchase, for additional information.

	Gross Amount of Recognized Liabilities	Gross Amount Offset in the Balance Sheet	Net Amount of Liabilities Presented in the Balance Sheet	Gross Amount Not Offset in the Balance Sheet
(Dollars in thousands)				Financial Instruments	Cash Collateral Pledged	Net Amount
June 30, 2024:
Securities sold under agreements to repurchase	$10,000	$—	$10,000	$10,000	$—	$—
December 31, 2023:
Securities sold under agreements to repurchase	$10,000	$—	$10,000	$10,000	$—	$—

(11)	Employee Stock Ownership Plan

Effective January 1, 2009, Territorial Savings Bank adopted an Employee Stock Ownership Plan (ESOP) for eligible employees. The ESOP borrowed $9.8 million from the Company and used those funds to acquire 978,650 shares, or 8%, of the total number of shares issued by the Company in its initial public offering. The shares were acquired at a price of $10.00 per share.

The loan is secured by the shares purchased with the loan proceeds and will be repaid by the ESOP over the 20-year term of the loan with funds from Territorial Savings Bank’s contributions to the ESOP and dividends payable on the shares. The interest rate on the ESOP loan is an adjustable rate equal to the prime rate, as published in The Wall Street Journal. The interest rate adjusts annually and will be the prime rate on the first business day of the calendar year.

Shares purchased by the ESOP are held by a trustee in an unallocated suspense account, and shares are released annually from the suspense account on a pro-rata basis as principal and interest payments are made by the ESOP to the Company. The trustee allocates the shares released among participants on the basis of each participant’s proportional share of compensation relative to all participants. As shares are committed to be released from the suspense account, Territorial Savings Bank reports compensation expense based on the average fair value of shares released with a corresponding credit to stockholders’ equity. The shares committed to be released are considered outstanding for earnings per share computations. Compensation expense recognized for the six months ended June 30, 2024 and 2023 amounted to $212,000 and $452,000, respectively.

Shares held by the ESOP trust were as follows:

	June 30, 2024	December 31, 2023
Allocated shares	644,405	619,938
Unearned shares	220,198	244,665

Total ESOP shares	864,603	864,603

Fair value of unearned shares, in thousands	$1,784	$2,728

The ESOP restoration plan is a nonqualified plan that provides supplemental benefits to certain executives who are prevented from receiving the full benefits contemplated by the ESOP’s benefit formula. The supplemental cash payments consist of payments representing shares that cannot be allocated to the participants under the ESOP due to IRS limitations imposed on tax-qualified plans. We accrue for these benefits over the period during which employees provide services to earn these benefits. For the six months ended June 30, 2024 and 2023, we reversed $28,000 and $21,000, respectively, for the ESOP restoration plan.

(12)	Share-Based Compensation

The shareholders of Territorial Bancorp Inc. adopted the 2010 Equity Incentive Plan and the 2019 Equity Incentive Plan. These plans provide for the award of stock options and restricted stock to key officers and directors. In accordance with the Compensation – Stock Compensation topic of the FASB ASC, the cost of the equity incentive plans is based on the fair value of the awards on the grant date. The fair value of time-based restricted stock is based on the closing price of the Company’s stock on the grant date. The fair value of performance-based stock that will vest based on a performance condition is based on the closing price of the Company’s stock on the date of grant. The fair value of performance-based restricted stock that will vest on a market condition is based on a Monte Carlo valuation of the Company’s stock on the date of grant. The cost of the awards will be recognized on a straight-line basis over the three-year vesting period during which participants are required to provide services in exchange for the awards. There are 4,949 remaining shares available for new awards under the 2019 Equity Plan.

The Company recognized compensation expense, measured as the fair value of the share-based award on the date of grant, on a straight-line basis over the vesting period. Share-based compensation is recorded in the Consolidated Statements of Operations as a component of salaries and employee benefits with a corresponding increase in stockholders’ equity. The table below presents information on compensation expense and the related tax benefit for all share-based awards:

	Six Months Ended June 30,
(Dollars in thousands)	2024	2023
Compensation expense	$166	$2
Income tax benefit	45	1

Restricted Stock

Restricted stock awards are accounted for as fixed grants using the fair value of the Company’s stock at the time of grant. Unvested restricted stock may not be disposed of or transferred during the vesting period. Restricted stock carries the right to receive dividends, although dividends attributable to restricted stock are retained by the Company until the shares vest, at which time they are paid to the award recipient. Unvested restricted stock that is time-based contain nonforfeitable dividend rights. Accrued dividends on restricted stock that do not vest based on performance or market conditions are forfeited.

The table below presents the time-based restricted stock activity:

	Time-Based Restricted Stock	Weighted Average Grant Date Fair Value
Unvested at December 31, 2023	25,738	$21.61
Granted	26,664	7.03
Vested	12,178	22.83
Forfeited	—	—

Unvested at June 30, 2024	40,224	$11.57

Unvested at December 31, 2022	23,664	$24.15
Granted	14,803	19.29
Vested	12,729	23.64
Forfeited	—	—

Unvested at June 30, 2023	25,738	$21.61

As of June 30, 2024, the Company had $414,000 of unrecognized compensation costs related to time-based restricted stock.

The table below presents the PRSUs that will vest on a performance condition:

	Performance- Based Restricted Stock Units Based on a Performance Condition	Weighted Average Grant Date Fair Value
Unvested at December 31, 2023	44,967	$22.85
Granted	31,995	7.03
Vested	—	—
Forfeited	12,797	26.77

Unvested at June 30, 2024	64,165	$14.18

Unvested at December 31, 2022	43,557	$23.63
Granted	17,758	19.29
Vested	—	—
Forfeited	16,348	21.05

Unvested at June 30, 2023	44,967	$22.85

The fair value of these PRSUs is based on the fair value of the Company’s stock on the date of grant. As of June 30, 2024, the Company had $139,000 of unrecognized compensation costs related to the newly granted PRSUs. Additional compensation expense up to $457,000 may be recognized in the future if achievement of the performance condition becomes probable for previously issued grants. Performance will be measured over a three-year performance period and will be cliff vested. The performance condition is measured quarterly by comparing the Company’s three-year return on average equity to a peer group of banks. The Company’s percentile ranking in the peer group is used to adjust the number of PRSUs that are expected to vest.

The table below presents the PRSUs that will vest on a market condition:

	Performance- Based Restricted Stock Units Based on a Market Condition	Monte Carlo Valuation of the Company’s Stock
Unvested at December 31, 2023	11,245	$22.31
Granted	8,000	5.55
Vested	—	—
Forfeited	3,199	26.00

Unvested at June 30, 2024	16,046	$13.22

Unvested at December 31, 2022	10,889	$24.04
Granted	4,443	17.95
Vested	—	—
Forfeited	4,087	22.16

Unvested at June 30, 2023	11,245	$22.31

As of June 30, 2024, the Company had $67,000 of unrecognized compensation costs related to the PRSUs that are based on a market condition. The market value of PRSUs that will vest on a market condition is determined by a Monte Carlo valuation of the Company’s stock as of the grant date. Performance will be measured over a three-year performance period and will be cliff vested. The market condition is measured quarterly by comparing the Company’s three-year average total stock return to a peer group of other banks. The Company’s percentile ranking in the peer group determines how many PRSUs will vest.

(13)	Earnings Per Share

Holders of unvested restricted stock accrue dividends at the same rate as common shareholders and they both share equally in undistributed earnings. Unvested restricted stock awards that are time-based contain nonforfeitable rights to dividends or dividend equivalents and are considered to be participating securities in the earnings per share computation using the two-class method. Under the two-class method, earnings are allocated to common shareholders and participating securities according to their respective rights to earnings. Unvested restricted stock awards that vest based on performance or market conditions are not considered to be participating securities in the earnings per share calculation because accrued dividends on shares that do not vest are forfeited.

The table below presents the information used to compute basic and diluted earnings per share:

	Six Months Ended June 30,
(Dollars in thousands, except per share data)	2024	2023
Net (loss) income	$(1,257)	$3,813
Income allocated to participating securities	—	(28)

Net (loss) income available to common shareholders	$(1,257)	$3,785

Weighted-average number of shares used in:
Basic earnings per share	8,596,969	8,697,213
Dilutive common stock equivalents:
Stock options and restricted stock units	—	43,486

Diluted earnings per share	8,596,969	8,740,699

Net (loss) income per common share, basic	$(0.15)	$0.44

Net (loss) income per common share, diluted	$(0.15)	$0.43

Dilutive common stock equivalents were not included in calculating the net loss per share for the six months ended June 30, 2024 because these equivalents are anti-dilutive.

(14) Accumulated Other Comprehensive Loss

The table below presents the changes in the components of accumulated other comprehensive loss, net of taxes:

(Dollars in thousands)	Unfunded Pension Liability	Unrealized Loss/(Gain) on Securities	Total
Six months ended June 30, 2024
Balances at beginning of period	$4,466	$1,755	$6,221
Other comprehensive loss, net of taxes	—	511	511

Net current period other comprehensive loss	—	511	511

Balances at end of period	$4,466	$2,266	$6,732

Six months ended June 30, 2023
Balances at beginning of period	$5,746	$1,998	$7,744
Other comprehensive income, net of taxes	—	(23)	(23)

Net current period other comprehensive income	—	(23)	(23)

Balances at end of period	$5,746	$1,975	$7,721

The table below presents the tax effect on each component of accumulated other comprehensive loss:

	Six Months Ended June 30,
	2024			2023
(Dollars in thousands)	Pretax Amount	Tax	After Tax Amount	Pretax Amount	Tax	After Tax Amount
Unrealized loss (gain) on securities	$697	$(186)	$511	$(31)	$8	$(23)

Total	$697	$(186)	$511	$(31)	$8	$(23)

(15) Revenue Recognition

The Company’s contracts with customers are generally short term in nature, with cycles of one year or less. These can range from an immediate term for services such as wire transfers, foreign currency exchanges, and cashier’s check purchases, to several days for services such as processing annuity and mutual fund sales. Some contracts may be of an ongoing nature, such as providing deposit account services, including ATM access, check processing, account analysis, and check ordering. However, provision of an assessable service and payment for such service is usually concurrent or closely timed. Contracts related to financial instruments, such as loans, investments, and debt, are excluded from the scope of this reporting requirement.

After analyzing the Company’s revenue sources, including the amount of revenue received, the timing of services rendered, and the timing of payment for these services, the Company has determined that the rendering of services and the payment for such services are generally closely matched. Any differences are not material to the Company’s Consolidated Financial Statements. Accordingly, the Company generally records income when payment for services is received.

Revenue from contracts with customers is reported in service and other fees in other noninterest income in the Consolidated Statements of Operations. The table below reconciles the revenue from contracts with customers and other revenue reported in those line items:

(Dollars in thousands)	Service and Other Fees	Other	Total
Six months ended June 30, 2024
Revenue from contracts with customers	$546	$77	$623
Other revenue	66	69	135

Total	$612	$146	$758

Six months ended June 30, 2023
Revenue from contracts with customers	$652	$69	$721
Other revenue	72	66	138

Total	$724	$135	$859

(16)	Leases

The table below presents lease costs and other information for the periods indicated:

	Six Months Ended June 30,
(Dollars in thousands)	2024	2023
Lease costs:
Operating lease costs	$1,389	$1,395
Short-term lease costs	294	215
Variable lease costs	79	77

Total lease costs	$1,762	$1,687

Cash paid for amounts included in measurement of lease liabilities	$974	$630
ROU assets obtained in exchange for new operating lease liabilities	$1,099	$506

Future minimum rental commitments under noncancellable operating leases are as follows:

(Dollars in thousands)	June 30, 2024
2024	$1,477
2025	2,378
2026	2,224
2027	2,155
2028	1,902
Thereafter	9,422

Total	19,558
Less present value discount	(1,945)

Present value of leases	$17,613

The table below presents additional lease-related information:

	June 30, 2024	June 30, 2023
Weighted-average remaining lease term (years)	9.57	8.99
Weighted-average discount rate	2.22%	2.14%

(17)	Fair Value

In accordance with the Fair Value Measurements and Disclosures topic of the FASB ASC, the Company groups its financial assets and liabilities measured or disclosed at fair value into three levels based on the markets in which the financial assets and liabilities are traded and the reliability of the assumptions used to determine fair value as follows:

•

Level 1 — Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities traded in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

•

Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

•

Level 3 — Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect management’s own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques that require the use of significant judgment or estimation.

In accordance with the Fair Value Measurements and Disclosures topic, the Company bases its fair values on the price that it would expect to receive if an asset were sold or the price that it would expect to pay to transfer a liability in an orderly transaction between market participants at the measurement date. Also as required, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when developing fair value measurements.

The Company uses fair value measurements to determine fair value disclosures. Investment securities available for sale and derivatives are recorded at fair value on a recurring basis. From time to time, the Company may be required to record other financial assets at fair value on a nonrecurring basis, such as loans held for sale, individually evaluated loans and investments, and mortgage servicing assets. These nonrecurring fair value adjustments typically involve application of the lower of cost or fair value accounting or write-downs of individual assets.

Investment Securities Available for Sale. The estimated fair values of mortgage-backed securities issued by U.S. government-sponsored enterprises are considered Level 2 inputs because the valuation for investment securities utilized pricing models that varied based on asset class and included trade, bid, and other observable market information.

Interest Rate Contracts. The Company may enter into interest rate lock commitments with borrowers on loans intended to be sold. To manage interest rate risk on the lock commitments, the Company may also enter into forward loan sale commitments. The interest rate lock commitments and forward loan sale commitments are treated as derivatives and are recorded at their fair value determined by referring to prices quoted in the secondary market for similar contracts. The fair value inputs are considered Level 2 inputs. Interest rate contracts that are classified as assets are included with prepaid expenses and other assets on the Consolidated Balance Sheet while interest rate contracts that are classified as liabilities are included with accounts payable and accrued expenses.

The estimated fair values of the Company’s financial instruments are as follows:

	Carrying Amount		Fair Value Measurements Using
(Dollars in thousands)		Fair Value	Level 1	Level 2	Level 3
June 30, 2024
Assets
Cash and cash equivalents	$82,782	$82,782	$82,782	$—	$—
Investment securities available for sale	19,095	19,095	—	19,095	—
Investment securities held to maturity	666,103	535,799	—	535,799	—
Loans held for sale	312	319	—	319	—
Loans receivable, net	1,301,057	1,082,564	—	—	1,082,564
FHLB stock	12,007	12,007	—	12,007	—
FRB stock	3,185	3,185	—	3,185	—
Accrued interest receivable	6,039	6,039	61	1,396	4,582
Liabilities
Deposits	1,572,751	1,569,681	—	1,040,743	528,938
Advances from the Federal Home Loan Bank	237,000	233,922	—	233,922	—
Advances from the Federal Reserve Bank	50,000	49,850	—	49,850	—
Securities sold under agreements to repurchase	10,000	9,837	—	9,837	—
Accrued interest payable	1,625	1,625	—	1,105	520
December 31, 2023
Assets
Cash and cash equivalents	$126,659	$126,659	$126,659	$—	$—
Investment securities available for sale	20,171	20,171	—	20,171	—
Investment securities held to maturity	685,728	568,128	—	568,128	—
Loans receivable, net	1,303,431	1,120,704	—	—	1,120,704
FHLB stock	12,192	12,192	—	12,192	—
FRB stock	3,180	3,180	—	3,180	—
Accrued interest receivable	6,105	6,105	79	1,441	4,585
Liabilities
Deposits	1,636,604	1,633,164	—	1,104,171	528,993
Advances from the Federal Home Loan Bank	242,000	238,380	—	238,380	—
Advances from the Federal Reserve Bank	50,000	50,049	—	50,049	—
Securities sold under agreements to repurchase	10,000	9,700	—	9,700	—
Accrued interest payable	1,183	1,183	—	157	1,026

At June 30, 2024 and December 31, 2023, neither the commitment fees received on commitments to extend credit nor the fair value thereof was material to the Consolidated Financial Statements of the Company.

The table below presents the balance of assets and liabilities measured at fair value on a recurring basis:

(Dollars in thousands)	Level 1	Level 2	Level 3	Total
June 30, 2024
Investment securities available for sale	$—	$19,095	$—	$19,095
December 31, 2023
Investment securities available for sale	$—	$20,171	$—	$20,171

There were no assets or liabilities measured at fair value on a nonrecurring basis as of June 30, 2024 or December 31, 2023.

(18) Subsequent Events

On July 26, 2024, the Board of Directors of Territorial Bancorp Inc. declared a quarterly cash dividend of $0.01 per share of common stock. The dividend is expected to be paid on August 23, 2024 to stockholders of record as of August 9, 2024.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Territorial Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Territorial Bancorp, Inc. and subsidiaries (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Notes 2 and 7 to the consolidated financial statements, the Company changed its method of accounting for credit losses on loans in 2023 due to the adoption of Accounting Standards Update No. 2016-13, Financial Instruments – Credit Losses.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting in accordance with the standards of the PCAOB. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses - Loans

As described in Notes 2 and 7 to the consolidated financial statements, the Company’s allowance for credit losses on loans was $5,121,000 at December 31, 2023, including the cumulative-effect adjustment from the adoption of Accounting Standards Update No. 2016-13 on January 1, 2023 of $3,209,000. The allowance for credit losses provides for future credit losses, based on management’s estimate using relevant information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of loans (CECL methodology). The allowance for credit losses includes the selection of a prepayment assumption and a historical period used to determine the loss rate, both of which have a higher degree of management subjectivity. The allowance for the real estate segment comprises approximately 88% of the total allowance for credit losses on loans.

We identified the prepayment assumption and the historical period used in determining the loss rate used in the allowance for credit losses calculation for the real estate segment as a critical audit matter. Auditing management’s judgments regarding the selection of these items involved a high degree of subjectivity due to the nature of audit evidence to address this matter.

The primary procedures we performed to address this critical audit matter included:

•	Evaluating the appropriateness of the Company’s selection of the prepayment assumption and the historical period used in determining the loss rate in the CECL methodology for the real estate segment.

•

Testing the mathematical accuracy and computation of the allowance for credit losses for the real estate segment by re-performing or independently calculating significant elements of the allowance for reasonableness.

/s/ Moss Adams LLP

Portland, Oregon

March 15, 2024

We have served as the Company’s auditor since 2015.

TERRITORIAL BANCORP INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2023 and 2022

(Dollars in thousands, except share data)

	December 31, 2023	December 31, 2022
ASSETS
Cash and cash equivalents	$126,659	$40,553
Investment securities available for sale, at fair value	20,171	20,821
Investment securities held to maturity, at amortized cost (fair value of $568,128 and $591,084 at December 31, 2023 and 2022, respectively)	685,728	717,773
Loans receivable	1,308,552	1,296,796
Allowance for credit/loan losses	(5,121)	(2,032)

Loans receivable, net of allowance for credit/loan losses	1,303,431	1,294,764

Federal Home Loan Bank stock, at cost	12,192	8,197
Federal Reserve Bank stock, at cost	3,180	3,170
Accrued interest receivable	6,105	6,115
Premises and equipment, net	7,185	7,599
Right-of-use asset, net	12,371	14,498
Bank-owned life insurance	48,638	47,783
Income taxes receivable	344	—
Deferred income tax assets, net	2,457	1,643
Prepaid expenses and other assets	8,211	6,676

Total assets	$2,236,672	$2,169,592

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits	$1,636,604	$1,716,152
Advances from the Federal Home Loan Bank	242,000	141,000
Advances from the Federal Reserve Bank	50,000	—
Securities sold under agreements to repurchase	10,000	10,000
Accounts payable and accrued expenses	23,334	24,180
Lease liability	17,297	15,295
Income taxes payable	—	838
Advance payments by borrowers for taxes and insurance	6,351	5,577

Total liabilities	1,985,586	1,913,042

Commitments and contingencies: (Note 22 and 24)
Stockholders’ Equity:
Preferred stock, $0.01 par value; authorized 50,000,000 shares, no shares issued or outstanding	—	—
Common stock, $0.01 par value; authorized 100,000,000 shares; issued and outstanding 8,826,613 and 9,071,076 shares at December 31, 2023 and 2022, respectively	88	91
Additional paid-in capital	48,022	51,825
Unearned ESOP shares	(2,447)	(2,936)
Retained earnings	211,644	215,314
Accumulated other comprehensive loss	(6,221)	(7,744)

Total stockholders’ equity	251,086	256,550

Total liabilities and stockholders’ equity	$2,236,672	$2,169,592

See accompanying Notes to Consolidated Financial Statements.

TERRITORIAL BANCORP INC. AND SUBSIDIARIES

Consolidated Statements of Income

For the years ended December 31, 2023 and 2022

(Dollars in thousands, except per share data)

	2023	2022
Interest income:
Loans	$47,043	$45,318
Investment securities	17,918	16,211
Other investments	4,127	1,173

Total interest income	69,088	62,702

Interest expense:
Deposits	19,484	4,925
Advances from the Federal Home Loan Bank	6,636	2,107
Securities sold under agreements to repurchase	183	183
Advances from the Federal Reserve Bank	154	—

Total interest expense	26,457	7,215

Net interest income	42,631	55,487
Reversal of provision for credit/loan losses	(3)	(576)

Net interest income after reversal of provision for credit/loan losses	42,634	56,063

Noninterest income:
Service and other fees	1,327	1,416
Income on bank-owned life insurance	855	792
Net gain (loss) on sale of loans	10	(3)
Other	279	2,004

Total noninterest income	2,471	4,209

Noninterest expense:
Salaries and employee benefits	20,832	22,259
Occupancy	6,910	6,708
Equipment	5,156	5,006
Federal deposit insurance premiums	982	573
Other general and administrative expenses	4,388	4,252

Total noninterest expense	38,268	38,798

Income before income taxes	6,837	21,474
Income taxes	1,810	5,318

Net income	$5,027	$16,156

Basic earnings per share	$0.58	$1.81
Diluted earnings per share	$0.57	$1.80
Cash dividends declared per common share	$0.74	$1.02
Basic weighted-average shares outstanding	8,636,495	8,865,946
Diluted weighted-average shares outstanding	8,684,092	8,920,714

See accompanying Notes to Consolidated Financial Statements.

TERRITORIAL BANCORP INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2023 and 2022

(Dollars in thousands)

	2023	2022
Net income	$5,027	$16,156
Other comprehensive income (loss), net of tax:
Unfunded pension liability	1,280	(222)
Unrealized gain (loss) on securities	243	(1,998)

Total other comprehensive income (loss), net of tax	1,523	(2,220)

Comprehensive income	$6,550	$13,936

See accompanying Notes to Consolidated Financial Statements.

TERRITORIAL BANCORP INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

For the years ended December 31, 2023 and 2022

(Dollars in thousands, except share data)

	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Unearned ESOP Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
Balances at December 31, 2021	9,324,060	$93	$56,951	$(3,425)	$208,227	$(5,524)	$256,322
Net income	—	—	—	—	16,156	—	16,156
Other comprehensive loss	—	—	—	—	—	(2,220)	(2,220)
Cash dividends declared ($1.02 per share)	—	—	—	—	(9,069)	—	(9,069)
Share-based compensation	19,227	—	480	—	—	—	480
Allocation of 48,933 ESOP shares	—	—	602	489	—	—	1,091
Repurchase of shares of common stock	(272,211)	(2)	(6,208)	—	—	—	(6,210)

Balances at December 31, 2022	9,071,076	$91	$51,825	$(2,936)	$215,314	$(7,744)	$256,550
Net income	—	—	—	—	5,027	—	5,027
Other comprehensive income	—	—	—	—	—	1,523	1,523
Cumulative change in accounting principle (1)	—	—	—	—	(2,319)	—	(2,319)
Cash dividends declared ($.74 per share)	—	—	—	—	(6,378)	—	(6,378)
Share-based compensation	12,729	—	177	—	—	—	177
Allocation of 48,933 ESOP shares	—	—	203	489	—	—	692
Repurchase of shares of common stock	(257,192)	(3)	(4,183)	—	—	—	(4,186)

Balances at December 31, 2023	8,826,613	$88	$48,022	$(2,447)	$211,644	$(6,221)	$251,086

(1)	Represents the impact of the adoption of Accounting Standard Update 2016-13. See Note 7 to the consolidated financial statements for additional information.

See accompanying Notes to Consolidated Financial Statements.

TERRITORIAL BANCORP INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(Dollars in thousands)

	Year Ended December 31,
	2023	2022
Cash flows from operating activities:
Net income	$5,027	$16,156
Adjustments to reconcile net income to net cash from operating activities:
Reversal of provision for credit/loan losses	(3)	(576)
Depreciation and amortization	1,093	1,181
Deferred income tax (benefit) expense	(525)	1,090
Accretion of fees, discounts, and premiums, net	(367)	(171)
Amortization of right-of-use asset	2,820	2,946
Origination of loans held for sale	(813)	(5,302)
Proceeds from sales of loans held for sale	823	5,299
(Gain) loss on sale of loans, net	(10)	3
Net loss on disposal of premises and equipment	5	—
Proceeds from bank-owned life insurance	—	(1,138)
ESOP expense	692	1,091
Share-based compensation expense	177	480
Net increase in accrued interest receivable	(34)	(329)
Net increase in bank-owned life insurance	(855)	(792)
Net (increase) decrease in prepaid expenses and other assets	(1,537)	289
Net increase in accounts payable and accrued expenses	863	1,006
Net increase (decrease) in lease liability	1,309	(2,911)
Net increase (decrease) in advance payments by borrowers for taxes and insurance	774	(630)
Net decrease in income taxes payable	(1,182)	(1,026)

Net cash from operating activities	8,257	16,666

Cash flows from investing activities:
Purchases of investment securities held to maturity	(6,693)	(142,336)
Purchases of investment securities available for sale	—	(24,760)
Principal repayments on investment securities held to maturity	38,859	61,009
Principal repayments on investment securities available for sale	1,038	1,279
Principal repayments on loans receivable, net of loan originations	(11,640)	8,739
Purchases of Federal Home Loan Bank stock	(5,887)	(1,304)
Proceeds from redemption of Federal Home Loan Bank stock	1,892	1,280
Purchases of Federal Reserve Bank stock	(11)	(13)
Proceeds from redemption of Federal Reserve Bank stock	1	—
Proceeds from bank-owned life insurance	—	5,569
Purchases of premises and equipment	(685)	(4,715)

Net cash from (used in) investing activities	16,874	(95,252)

(Continued)

TERRITORIAL BANCORP INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2023 and 2022

(Dollars in thousands)

	2023	2022
Cash flows from financing activities:
Net (decrease) increase in deposits	$(79,548)	$34,324
Proceeds from advances from the Federal Home Loan Bank	146,000	22,000
Repayments of advances from the Federal Home Loan Bank	(45,000)	(22,000)
Proceeds from advances from the Federal Reserve Bank	90,020	—
Repayments of advances from the Federal Reserve Bank	(40,020)	—
Repurchases of common stock	(4,065)	(5,973)
Cash dividends paid	(6,412)	(9,071)

Net cash from financing activities	60,975	19,280

Net change in cash and cash equivalents	86,106	(59,306)
Cash and cash equivalents at beginning of the year	40,553	99,859

Cash and cash equivalents at end of the year	$126,659	$40,553

Supplemental disclosure of cash flow information:
Cash paid for:
Interest on deposits and borrowings	$25,975	$6,549
Income taxes	3,516	5,254
Supplemental disclosure of noncash investing and financing activities:
Company stock repurchased through stock swap and net settlement transactions	$121	$236
Establishment of right-of-use asset, net of incentives and modifications	693	7,462
Establishment of lease liability, net of modifications	693	7,462

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(1)	Organization

Territorial Bancorp Inc. is a Maryland corporation and is the holding company for Territorial Savings Bank. Territorial Savings Bank is a Hawaii state-chartered bank headquartered in Honolulu, Hawaii and is a member of the Federal Reserve System. Territorial Savings Bank has one subsidiary, Territorial Financial Services, Inc.

(2)	Summary of Significant Accounting Policies

(a)	Description of Business

Territorial Bancorp Inc. (the Company), through its wholly-owned subsidiary, Territorial Savings Bank (the Bank), provides loan and deposit products and services primarily to individual customers through 28 branches located throughout Hawaii. We deal primarily in residential mortgage loans in the State of Hawaii. The Company’s earnings depend primarily on its net interest income, which is the difference between the interest income earned on interest-earning assets (loans receivable and investments) and the interest expense incurred on interest-bearing liabilities (deposit liabilities and borrowings). Deposits traditionally have been the principal source of the Bank’s funds for use in lending, meeting liquidity requirements, and making investments. The Company also derives funds from receipt of interest and principal repayments on outstanding loans receivable and investments, borrowings from the Federal Home Loan Bank (FHLB), Federal Reserve Bank (FRB), securities sold under agreements to repurchase, and proceeds from issuance of common stock.

(b)	Principles of Consolidation

The Consolidated Financial Statements include the accounts and results of operations of Territorial Bancorp Inc. and Territorial Savings Bank and its wholly-owned subsidiary. Significant intercompany balances and transactions have been eliminated in consolidation.

(c)	Cash and Cash Equivalents

Cash and cash equivalents includes cash and due from banks, interest-bearing deposits in other banks, federal funds sold, and short-term, highly liquid investments with original maturities of three months or less.

(d)	Investment Securities

The Company classifies and accounts for its investment securities as follows: (1) held-to-maturity debt securities in which the Company has the positive intent and ability to hold to maturity are reported at amortized cost; (2) trading securities that are purchased for the purpose of selling in the near term are reported at fair value, with unrealized gains and losses included in current earnings; and (3) available-for-sale securities not classified as either held-to-maturity or trading securities are reported at fair value, with unrealized gains and losses excluded from current earnings and reported as a separate component of equity. At December 31, 2023 and 2022, the Company had $20.2 million and $20.8 million, respectively, of securities classified as available-for-sale and the remaining securites were classified as held-to-maturity.

Gains or losses on the sale of investment securities are computed using the specific-identification method. The Company amortizes premiums and accretes discounts associated with investment securities using the interest method over the contractual life of the respective investment security. Such amortization and accretion is included in the interest income line item in the Consolidated Statements of Income. Interest income is recognized when earned.

(e)	Loans Receivable

This policy applies to all loan classes. Loans receivable are stated at the principal amount outstanding, less the allowance for credit losses, loan origination fees and costs, and commitment fees. Interest on loans receivable is accrued as earned. The Company has a policy of placing loans on a nonaccrual basis when 90 days or more contractually delinquent or when, in the opinion of management, collection of all or part of the principal balance appears doubtful. For nonaccrual loans, the Company records payments received as a reduction in principal. The Company, considering current information and events regarding the borrowers’ ability to repay their obligations, considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, if the loan is considered to be collateral dependent, based on the fair value of the collateral less estimated costs to sell. Impairment losses are written off against the allowance for loan losses. For nonaccrual impaired loans, the Company records payments received as a reduction in principal. A nonaccrual loan may be restored to an accrual basis when principal and interest payments are current and full payment of principal and interest is expected.

(f)	Loans Held for Sale

Loans held for sale are stated at the lower of aggregate cost or market value. Net fees and costs of originating loans held for sale are deferred and are included in the basis for determining the gain or loss on sales of loans held for sale.

(g)	Deferred Loan Origination Fees and Unearned Loan Discounts

Loan origination and commitment fees and certain direct loan origination costs are being deferred, and the net amount is recognized over the life of the related loan as an adjustment to yield. Net deferred loan fees are amortized using the interest method over the contractual term of the loan, adjusted for actual prepayments. Net unamortized fees on loans paid in full are recognized as a component of interest income.

(h)	Real Estate Owned

Real estate owned is valued at the time of foreclosure at fair value, less estimated cost to sell, thereby establishing a new cost basis. The Company obtains appraisals based on recent comparable sales to assist management in estimating the fair value of real estate owned. Subsequent to acquisition, real estate owned is valued at the lower of cost or fair value, less estimated cost to sell. Declines in value are charged to expense through a direct write-down of the asset. Costs related to holding real estate are charged to expense while costs related to development and improvements are capitalized. Net gains or losses recognized on the sale of real estate owned are included in other general and administrative expenses.

(i)	Allowance for Credit Losses (ACL) on Loans and Securities

The current expected credit losses (CECL) accounting standard requires an estimate of the credit losses expected over the life of the financial instrument. CECL replaces the incurred loss approach that delayed the recognition of a credit loss until it was probable that a loss event occurred. The ACL is a valuation account that is deducted from the loans’ amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the ACL during the period when management deems the loan to be uncollectible and all interest previously accrued but not collected is reversed against the current period ACL.

The estimate of expected credit losses is based on information about past events, current conditions, and reasonable and supportable forecasts that affect the collectability of financial instruments. Historical loss experience is generally the starting point for estimating expected credit losses. The Company considers whether the historical loss experience should be adjusted for asset specific risk characteristics or current conditions at the reporting date that did not exist over the historical reporting period. These qualitative adjustments can include changes in the economy, loan underwriting standards, and delinquency trends. The Company then considers future economic conditions as part of the one year reasonable and supportable forecast period.

Our loan portfolio is segmented into three pools for estimating our allowance for credit losses on loans: real estate, commercial, and consumer loans. They were established upon the adoption of ASU 2016-13. Only three pools are used to segment our loan portfolio because loans within the pools share similar risk characteristics and were originated using similar underwriting standards. Loans that do not share similar risk characteristics would be evaluated on an individual basis and excluded from the collective evaluation. Historically, we have disclosed information about our loans and allowance based on class of financing receivable. The portfolio segments align with the class of financing receivables as follows:

•	Real estate: One- to four-family residential, multi-family residential, and commercial mortgage

•	Commercial: Commercial loans other than mortgage loans

•	Consumer: Home equity loans, loans on deposit accounts, and all other consumer loans

Collateral dependent loans are not considered to share the same risk characteristics with the three pools discussed above. A loan is considered to be collateral dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. For loans which are considered to be collateral dependent, the Company has elected to estimate the expected credit loss based on the fair value of the collateral less selling costs. If the fair value of the collateral less selling costs is less than the loan’s amortized cost basis, the Company records a partial charge-off to reduce the loan’s amortized cost basis for the difference between the collateral fair value less selling costs and the amortized cost basis.

The ACL on loans and accrued interest is calculated on a loan by loan basis. If the loan’s amortized cost basis is less than the total present value of cash flows calculated using a discounted cash flow approach, the ACL is equal to the amortized cost basis minus the total present value of cash flows on the loan discounted by the loan’s effective interest rate. The expected cash flows include estimates of loan charge-offs, recoveries, and prepayments. Economic variables which have a strong correlation with our historical loan charge-offs, recoveries, and prepayments are utilized in forecasting loan charge-offs, recoveries, and prepayments during the one year reasonable and supportable forecast period. After the reasonable and supportable forecast period, the historical reversion rate is used to calculate loan charge-offs, recoveries, and prepayments for the remaining expected life of the loan. The reversion rate is based on historical averages and applied on a straight-line basis. Qualitative adjustments may be made to account for current conditions and forward looking events not captured in the quantitative calculation. The forecast and reversion rate utilize historical behavior during select periods of time. Our Real Estate and Consumer loan pools utilize a vintage approach where historical losses, recoveries, and prepayment experience is determined using loans that have originated in the same period. Our Commercial loans utilize a reporting period approach where historical losses, recoveries, and prepayment experience is considered during a selected historical period of time. Off-balance sheet forecasts utilize a reporting period approach.

Loans receivable are stated at amortized cost which includes the principal amount outstanding, less the allowance for credit/loan losses, deferred loan origination fees and costs, commitment fees, and cumulative net charge-offs. Interest income on loans receivable is accrued as earned. Accrued interest receivable on loans was $4.6 million as of December 31, 2023, and is included in accrued interest receivable on the Consolidated Balance Sheet.

The Company determines delinquency status by considering the number of days full payments required by the contractual terms of the loan are past due. The Company has a policy of placing loans on a nonaccrual basis when 90 days or more contractually delinquent or when, in the opinion of management, collection of all or part of the principal balance appears doubtful, unless the loans are well secured and in the process of collection. When a loan is placed on nonaccrual status, all interest previously accrued and not collected is reversed against current period provision for credit losses. For nonaccrual loans, the Company records payments received as a reduction in principal. A nonaccrual loan may be restored to an accrual basis when principal and interest payments are current and full payment of principal and interest is expected.

The Company’s off-balance sheet credit exposures are comprised of unfunded portions of existing loans, such as lines of credit and construction loans, and commitments to originate loans that are not conditionally cancellable by the Company. Under the CECL accounting standard, expected credit losses on these amounts are calculated using a forecasted estimate of the likelihood that funding of the unfunded amount/commitment will occur and the historical reversion rate. Changes to the reserve for off-balance sheet credit exposures are recorded through increases or decreases to the provision for credit losses on the Consolidated Statements of Income. There were no reserves for off-balance sheet credit exposures at December 31, 2023. Prior to the adoption of the CECL accounting standard, the Company had a reserve for off-balance sheet credit exposures of $49,000 at December 31, 2022.

While management utilizes its best judgment and information available, the adequacy of the ACL and the reserve for off-balance sheet credit exposures is determined by certain factors outside of the Company’s control, such as the performance of our portfolios, changes in the economic environment including economic uncertainty, changes in interest rates and loan prepayments, and the view of the regulatory authorities toward classification of assets and the level of ACL and the reserve for off-balance sheet credit exposures. Additionally, the level of ACL and the reserve for off-balance sheet credit exposures may fluctuate based on the balance and mix of the loan portfolio, changes in loan prepayments and off-balance sheet credit exposures, changes in charge-off rates, and changes in forecasted economic conditions. If actual results differ significantly from our assumptions, our ACL and the reserve for off-balance sheet credit exposures may not be sufficient to cover inherent losses in our loan portfolio, resulting in additions to our ACL and an increase in the provision for credit losses.

The Company is required to utilize the CECL methodology to estimate expected credit losses with respect to held-to-maturity (HTM) investment securities. Since all of the Company’s HTM investment securities were issued by U.S. government agencies or U.S. government-sponsored enterprises, which include the explicit and/or implicit guarantee of the U.S. government and have a long history of no credit losses, the Company has not recorded a credit loss on these securities. The unrealized losses on these securities were due to changes in interest rates, relative to when the securities were purchased, and are not due to decreases in the credit quality of the securities.

Available for sale (AFS) investment securities in an unrealized loss position are evaluated for impairment. The Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the investment securities amortized cost basis is written down to fair value through income. For AFS debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency, and adverse conditions specifically related to the security, among other factors. If this assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the investment security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, a credit loss exists and an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income. The Company has not recorded an ACL related to our AFS investment securities.

Changes in the ACL are recorded as a provision (or reversal of provision) for credit losses. Losses are charged against the ACL when management believes the uncollectibility of an AFS security is confirmed or when either of the criteria regarding intent or requirement to sell is met.

(j)	Transfer of Financial Assets

Transfers of financial assets are accounted for as sales when control is surrendered. Control is surrendered when the assets have been isolated from the Company, the transferee obtains the right to pledge or exchange the assets without constraint, and the Company does not maintain effective control over the transferred assets. Mortgage loans sold for cash are accounted for as sales as the above criteria have been met.

Mortgage loans may also be packaged into securities that are issued and guaranteed by U.S. government-sponsored enterprises or a U.S. government agency. The Company receives 100% of the mortgage-backed securities issued. The mortgage-backed securities received in securitizations are valued at fair value and classified as held-to-maturity. A gain or loss in the securitization transactions is recognized for the difference between the fair value of the mortgage-backed securities received and the amortized cost of the loans securitized.

Mortgage loan transfers accounted for as sales and securitizations are without recourse, except for normal representations and warranties provided in sales transactions, and the Company may retain the related rights to service the loans. The retained servicing rights create mortgage servicing assets that are accounted for in accordance with the Transfers and Servicing topic of the FASB ASC. Mortgage servicing assets are initially valued at fair value and subsequently at the lower of cost or fair value and are amortized in proportion to and over the period of estimated net servicing income. The Company uses a discounted cash flow model to determine the fair value of retained mortgage servicing rights. The amount of mortgage servicing rights is immaterial to the financial statement.

(k)	Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is principally computed on the straight-line method over the estimated useful lives of the respective assets. The estimated useful life of buildings and improvements is 30 years, furniture, fixtures, and equipment is 3 to 10 years, and automobiles are 3 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

(l)	Income Taxes

The Company files consolidated federal income tax and consolidated state franchise tax returns.

Deferred tax assets and liabilities are recognized using the asset and liability method of accounting for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

We establish income tax contingency reserves for potential tax liabilities related to uncertain tax positions. A liability for income tax uncertainties would be recorded for unrecognized tax benefits related to uncertain tax positions where it is more likely than not that the position will be sustained upon examination by a taxing authority.

As of December 31, 2023 and 2022, the Company had not recognized a liability for income tax uncertainties in the accompanying Consolidated Balance Sheets because management concluded that the Company does not have material uncertain tax positions.

The Company recognizes interest and penalties related to tax liabilities in other interest expense and other general and administrative expenses, respectively, in the Consolidated Statements of Income.

Tax years 2020 and after currently remain subject to examination by the Internal Revenue Service and by the Department of Taxation of the State of Hawaii.

(m)	Impairment of Long-Lived Assets

Long-lived assets, such as premises and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the Consolidated Balance Sheets and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(n)	Pension Plan

Pension benefit costs (returns) are charged (credited) to salaries and employee benefits expense or other income, and the corresponding prepaid (accrued) pension cost is recorded in prepaid expenses and other assets or accounts payable and accrued expenses in the Consolidated Balance Sheets. The Company’s policy is to fund pension costs in amounts that will not be less than the minimum funding requirements of the Employee Retirement Income Security Act of 1974 and will not exceed the maximum tax-deductible amounts. The Company generally funds at least the net periodic pension cost, subject to limits and targeted funded status as determined with the consulting actuary.

(o)	Share-Based Compensation

The Company grants share-based compensation awards, including restricted stock and restricted stock units, which are either performance-based or time-based. The fair value of the restricted stock and restricted stock unit awards were based on the closing price of the Company’s stock on the date of grant. The cost of these awards are amortized in the Consolidated Statements of Income on a straight-line basis over the vesting period. The amount of performance-based restricted stock units that vest on a performance condition is remeasured quarterly based on how the Company’s return on average equity compares to the SNL Bank Index. The number of performance-based restricted stock units that are expected to vest based on the Company’s return on average equity is determined quarterly and the amortization of these stock awards is adjusted for any changes in the restricted stock units that are expected to vest. The fair value of performance-based restricted stock units that are based on how the Company’s total stock return compares to the SNL Bank Index was measured using a Monte-Carlo valuation. The number of performance-based restricted stock units that are based on the Company’s total stock return is amortized over the vesting period and is not adjusted for performance.

(p)	Supplemental Employee Retirement Plan (SERP)

The SERP is a noncontributory supplemental retirement plan covering certain current and former employees of the Company. Benefits in the SERP plan are paid after retirement, in addition to the benefits provided by the Pension Plan. The Company accrues SERP costs over the estimated period until retirement by charging salaries and employee benefits expense in the Consolidated Statements of Income, with a corresponding credit to accounts payable and accrued expenses in the Consolidated Balance Sheets.

(q)	Employee Stock Ownership Plan (ESOP)

The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of stockholders’ equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

(r)	Earnings Per Share

We have two forms of our outstanding common stock: common stock and unvested restricted stock awards. Holders of unvested restricted stock awards receive dividends at the same rate as common shareholders and they both share equally in undistributed earnings. Unvested restricted stock awards that are time-based contain nonforfeitable rights to dividends or dividend equivalents are considered to be participating securities in the earnings per share computation using the two-class method. Under the two-class method, earnings are allocated to common shareholders and participating securities according to their respective rights to earnings. Unvested restricted stock awards that vest based on performance or market conditions are not considered to be participating securities in the earnings per share calculation because accrued dividends on shares that do not vest are forfeited.

Basic earnings per share is computed by dividing net income allocated to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income allocated to common shareholders by the sum of the weighted-average number of shares outstanding plus the dilutive effect of stock options and restricted stock. ESOP shares not committed to be released are not considered outstanding.

(s)	Common Stock Repurchase Program

The Company adopted common stock repurchase programs in which shares repurchased reduce the amount of shares issued and outstanding. The repurchased shares may be reissued in connection with share-based compensation plans and for general corporate purposes. During 2023 and 2022, the Company repurchased 250,882 and 262,621 shares of common stock, respectively, at an average cost of $16.05 and $22.75 per share, respectively, as part of the repurchase programs authorized by the Board of Directors.

(t)	Bank-Owned Life Insurance

The Company’s investment in bank-owned life insurance is based on cash surrender value. The Company invests in bank-owned life insurance to provide a funding source for benefit plan obligations. Bank-owned life insurance also generally provides noninterest income that is nontaxable. Federal regulations generally limit the investment in bank-owned life insurance to 25% of the Bank’s Tier 1 capital plus the allowance for loan losses. At December 31, 2023, this limit was $61.0 million and the Company had invested $48.6 million in bank-owned life insurance at that date.

(u)	Leases

The Company records a right-of-use (ROU) asset for those leases that convey rights to control use of identified assets for a period of time in exchange for consideration. The Company is also required to record a lease liability for the present value of future payment commitments. The Company leases most of its premises and some vehicles and equipment under operating leases expiring on various dates through 2037. The majority of lease agreements relate to real estate and generally provide that the Company pay taxes, insurance, maintenance and certain other variable operating expenses applicable to the leased premises. Variable lease components and nonlease components are not included in the Company’s computation of the ROU asset or lease liability. The Company also does not include short-term leases in the computation of the ROU asset or lease liability. Short-term leases are leases with a term at commencement of 12 months or less. Short-term lease expense is recorded on a straight-line basis over the term of the lease. Lease agreements do not contain any residual value guarantees or restrictive covenants.

The value of the ROU asset and lease liability is impacted by the amount of the periodic payment required, length of the lease term, lease incentives and the discount rate used to calculate the present value of the minimum lease payments. Certain leases have renewal options at the expiration of the lease terms. Generally, option periods are not included in the computation of the lease term, ROU asset or lease liability because the Company is not reasonably certain to exercise renewal options at the expiration of the lease terms. Because the discount rates implicit in our leases are not known, discount rates have been estimated using the rates for fixed-rate, amortizing advances from the FHLB for the approximate terms of the leases.

(v)	Use of Estimates

The preparation of the Consolidated Financial Statements requires management to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amount of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the allowance for credit losses; valuation of certain investment securities; valuation allowances for deferred income tax assets; and assets and obligations related to employee benefit plans. Accordingly, actual results could differ from those estimates.

(w)	Recently Issued Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (FASB) issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU changed the threshold for recognizing losses from a “probable” to an “expected” model. The new model is referred to as the current expected credit loss model and applies to loans, leases, held-to-maturity investments, loan commitments, and financial guarantees. The standard requires the measurement of all expected credit losses for financial assets as of the reporting date (including historical experience, current conditions, and reasonable and supportable forecasts) and enhanced disclosures that will help financial statement users understand the estimates and judgments used in estimating credit losses and evaluating the credit quality of an organization’s portfolio. The amendment was effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued an update that delayed the effective date of the amendment for smaller reporting companies, as defined by the Securities and Exchange Commission, to fiscal years beginning after December 15, 2022. The Company is a smaller reporting company. The Company adopted the standard on January 1, 2023, and applied the standard’s provisions as a cumulative-effect adjustment to retained earnings as of January 1, 2023. Upon adoption of the standard, the Company recorded a $3.2 million increase to the reserve for credit losses, which included a decrease of $49,000 in the reserves for off-balance sheet credit exposures. This resulted in a $2.3 million after-tax decrease to retained earnings as of January 1, 2023. The tax effect resulted in an increase in deferred tax assets.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments-Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures. The ASU eliminates the accounting guidance for loans modified as troubled debt restructurings by creditors while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Additionally, the ASU requires public business entities to disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases. This ASU was effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, upon the Company’s adoption of the amendments in ASU 2016-13. The Company adopted the standard on January 1, 2023, and it did not have a material effect on the Company’s consolidated financial statements.

In June 2022, the FASB issued ASU 2022-03, Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions to clarify that contractual sale restrictions should not be considered in the measurement of the fair value of an equity security. The Company owns stock in the Federal Reserve Bank (FRB) and in the Federal Home Loan Bank (FHLB) which is valued at historical cost which approximates fair value. Ownership of stock is a condition for services the Company receives from the FRB and FHLB. The stock is not publicly traded and can only be issued, exchanged, redeemed or repurchased by the FRB and the FHLB. ASU 2022-03 is effective for fiscal years beginning after December 15, 2023. The Company does not expect the adoption of this ASU to have a material effect on its consolidated financial statements.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. The ASU is intended to clarify or improve disclosure and presentation requirements of a variety of topics. Many of the amendment will allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the requirements and align the requirements in the FASB accounting standard codification with the SEC’s regulations. The Company is currently evaluating the effects that ASU 2023-06 will have on its consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU is intended to improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis to enable investors to develop more decision-useful financial analyses. This ASU will be effective for fiscal years beginning after December 31, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company does not expect the adoption of this ASU to have a material effect on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. This ASU will be effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the effects that ASU 2023-09 will have on its consolidated financial statements.

(3)	Cash and Cash Equivalents

The table below presents the balances of cash and cash equivalents:

	December 31,
(Dollars in thousands)	2023	2022
Cash and due from banks	$10,471	$9,722
Interest-earning deposits in other banks	116,188	30,831

Cash and cash equivalents	$126,659	$40,553

Interest-earning deposits in other banks consist primarily of deposits at the Federal Reserve Bank of San Francisco.

(4)	Investment Securities

The amortized cost and fair values of investment securities are as follows:

	Amortized Cost	Gross Unrealized		Estimated Fair Value	ACL
(Dollars in thousands)		Gains	Losses
December 31, 2023:
Available-for-sale:
Mortgage-backed securities issued by U.S. government-sponsored enterprises	$22,563	$—	$(2,392)	$20,171	$—
Held-to-maturity:
Mortgage-backed securities issued by U.S. government agencies or U.S. government-sponsored enterprises	685,728	68	(117,668)	568,128	—

Total	$708,291	$68	$(120,060)	$588,299	$—

December 31, 2022:
Available-for-sale:
Mortgage-backed securities issued by U.S. government-sponsored enterprises	$23,544	$—	$(2,723)	$20,821
Held-to-maturity:
Mortgage-backed securities issued by U.S. government agencies or U.S. government-sponsored enterprises	717,773	62	(126,751)	591,084

Total	$741,317	$62	$(129,474)	$611,905

The amortized cost and estimated fair value of investment securities by maturity date at December 31, 2023 are shown below. Incorporated in the maturity schedule are mortgage-backed securities, which are allocated using the contractual maturity as a basis. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollars in thousands)	Amortized Cost	Estimated Fair Value
Available-for-sale:
Due after 10 years	$22,563	$20,171

Total	$22,563	$20,171

Held-to-maturity:
Due within 5 years	$14	$14
Due after 5 years through 10 years	7	6
Due after 10 years	685,707	568,108

Total	$685,728	$568,128

The Company did not sell any held-to-maturity or available-for-sale securities during 2023 and 2022.

Investment securities with amortized cost of $555.8 million and $272.8 million at December 31, 2023 and 2022, respectively, were pledged to secure deposits made by state and local governments, securities sold under agreements to repurchase, transaction clearing accounts, and Federal Reserve Bank borrowings. Included in these amounts were $74.0 million and $5.4 million pledged to the Federal Reserve Bank’s discount window at December 31, 2023 and 2022, respectively, and $202.1 million pledged to the Federal Reserve Bank’s Term Funding Program at December 31, 2023.

Provided below is a summary of investment securities which were in an unrealized loss position at December 31, 2023 and 2022. The Company does not intend to sell securities until such time as the value recovers or the securities mature and it is not more likely than not that the Company will be required to sell the securities prior to recovery of value or the securities mature.

	Less Than 12 Months		12 Months or Longer		Total
Description of securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses
(Dollars in thousands)
December 31, 2023:
Available-for-sale:
Mortgage-backed securities issued by U.S. government-sponsored enterprises	$—	$—	$20,171	$(2,392)	4	$20,171	$(2,392)
Held-to-maturity:
Mortgage-backed securities issued by U.S. government agencies or U.S. government-sponsored enterprises	10,326	(107)	554,514	(117,561)	152	564,840	(117,668)

Total	$10,326	$(107)	$574,685	$(119,953)	156	$585,011	$(120,060)

December 31, 2022:
Available-for-sale:	—	—	—	—	—	—	—
Mortgage-backed securities issued by U.S. government sponsored enterprises	$20,821	$(2,723)	$—	$—	4	$20,821	$(2,723)
Held-to-maturity:
Mortgage-backed securities issued by U.S. government agencies or U.S. government-sponsored enterprises	210,128	(22,209)	377,418	(104,542)	148	587,546	(126,751)

Total	$230,949	$(24,932)	$377,418	$(104,542)	152	$608,367	$(129,474)

Mortgage-Backed Securities. The unrealized losses on the Company’s investment in mortgage-backed securities were caused by increases in market interest rates subsequent to purchase. All of the mortgage-backed securities are guaranteed by Freddie Mac or Fannie Mae, which are U.S. government-sponsored enterprises, or Ginnie Mae, which is a U.S. government agency. Since the decline in market value is attributable to changes in interest rates and not credit quality, and the Company does not intend to sell these investments until maturity, and it is not more likely than not that the Company will be required to sell such investments prior to recovery of its cost basis, no allowance for credit losses was recorded for these securities as of December 31, 2023. Prior to the adoption of ASU 2016-13, the company did not consider any of its investments to be other-than-temporarily impaired as of December 31, 2022.

(5)	Federal Home Loan Bank Stock

The Bank, as a member of the FHLB system, is required to obtain and hold shares of capital stock in the FHLB. At December 31, 2023 and 2022, the Bank met such requirement. At December 31, 2023 and 2022, the Bank owned $12.2 million and $8.2 million, respectively, of capital stock of the FHLB Des Moines.

The Company evaluated its investment in the stock of the FHLB Des Moines for impairment. Based on the Company’s evaluation of the underlying investment, including the long-term nature of the investment and the liquidity position of the FHLB Des Moines, the Company did not consider its FHLB stock other-than-temporarily impaired. There were no observable, orderly transactions at a price that would require the Company to update the value of the stock of the FHLB Des Moines.

(6)	Federal Reserve Bank Stock

The Bank, as a member of the Federal Reserve System, is required to hold shares of capital stock of the FRB of San Francisco equal to 6% of capital and surplus of the Bank. At December 31, 2023 and 2022 the Bank met such requirement. At December 31, 2023 and 2022, the Bank owned $3.2 million of capital stock of the FRB of San Francisco.

The Company evaluated its investment in the stock of the FRB of San Francisco for impairment. Based on the Company’s evaluation of the underlying investment, including the long-term nature of the investment and the liquidity position of the FRB of San Francisco, the Company did not consider its FRB stock other-than-temporarily impaired. There were no observable, orderly transactions at a price that would require the Company to update the value of the stock of the FRB of San Francisco.

(7)	Loans Receivable and Allowance for Credit Losses

The components of loans receivable, net of allowance for credit losses (ACL) under ASC 326 as of December 31, 2023 and net of allowance for loan losses under ASC 310 as of December 31, 2022 are as follows:

	December 31,
(Dollars in thousands)	2023	2022
Real estate loans:
First mortgages:
One- to four-family residential	$1,277,544	$1,253,558
Multi-family residential	5,855	6,448
Construction, commercial, and other	11,631	23,903
Home equity loans and lines of credit	7,058	6,426

Total real estate loans	1,302,088	1,290,335

Other loans:
Loans on deposit accounts	196	216
Consumer and other loans	8,257	8,381

Total other loans	8,453	8,597

Total loans	1,310,541	1,298,932

Net unearned fees and discounts	(1,989)	(2,136)

Total loans, net of unearned fees and discounts	1,308,552	1,296,796

Allowance for credit/loan losses	(5,121)	(2,032)

Loans receivable, net of allowance for credit/loan losses	$1,303,431	$1,294,764

The table below presents the activity in the allowance for credit/loan losses by portfolio segment:

(Dollars in thousands)	Residential Mortgage	Construction, Commercial, and Other Mortgage Loans	Home Equity Loans and Lines of Credit	Consumer and Other	Unallocated	Totals
Year ended December 31, 2023:
Balance, beginning of year	$1,263	$434	$1	$75	$259	$2,032
Adoption of ASU No. 2016-13	3,393	71	(1)	5	(259)	3,209
(Reversal of provision) provision for credit losses	(110)	9	—	98	—	(3)

	4,546	514	—	178	—	5,238

Charge-offs	(75)	—	—	(82)	—	(157)
Recoveries	31	—	—	9	—	40

Net charge-offs	(44)	—	—	(73)	—	(117)

Balance, end of year	$4,502	$514	$—	$105	$—	$5,121

Year ended December 31, 2022:
Balance, beginning of year	$1,814	$435	$1	$89	$330	$2,669
(Reversal of provision) provision for loan losses	(551)	(1)	—	47	(71)	(576)

	1,263	434	1	136	259	2,093

Charge-offs	—	—	—	(62)	—	(62)
Recoveries	—	—	—	1	—	1

Net charge-offs	—	—	—	(61)	—	(61)

Balance, end of year	$1,263	$434	$1	$75	$259	$2,032

We recorded a reversal of credit loss provision of $3,000 under ASC 326 for the year ended December 31, 2023 that was primarily due to a decrease in provisions for the mortgage loan portfolio, which was partially offset by an increase in provisions for the consumer loan portfolio. The decrease in provisions in the mortgage loan portfolio was primarily due to a decrease in forecasted charge-offs, which was partially offset by an increase in the loan portfolio and a decrease in forecasted prepayments. The increase in provisions for the consumer loan portfolio was primarily due to an increase in the consumer loan portfolio and forecasted charge-offs and a decrease in forecasted prepayments. There were no reserves for off-balance sheet credit exposures at December 31, 2023. Prior to the adoption of the CECL accounting standard, the Company had a reserve for off-balance sheet credit exposures of $49,000 at December 31, 2022.

The table below presents the balance in the allowance for loan losses and the recorded investment in loans, net of unearned fees and discounts, by portfolio segment, and based on impairment method as of December 31, 2022, as determined in accordance with ASC 310 prior to the adoption of ASU 2016-13:

(Dollars in thousands)	Residential Mortgage	Construction, Commercial, and Other Mortgage Loans	Home Equity Loans and Lines of Credit	Consumer and Other	Unallocated	Totals
December 31, 2022:
Allowance for loan losses:
Ending allowance balance:
Individually evaluated for impairment	$—	$—	$—	$—	$—	$—
Collectively evaluated for impairment	1,263	434	1	75	259	2,032

Total ending allowance balance	$1,263	$434	$1	$75	$259	$2,032

Loans:
Ending loan balance:
Individually evaluated for impairment	$2,693	$—	$16	$—	$6	$2,715
Collectively evaluated for impairment	1,255,300	23,775	6,411	8,595	—	1,294,081

Total ending loan balance	$1,257,993	$23,775	$6,427	$8,595	$6	$1,296,796

The table below presents the balance of impaired loans individually evaluated for impairment by class of loans as of December 31, 2022, in accordance with ASC 310 prior to the adoption of ASU 2016-13:

(Dollars in thousands)	Recorded Investment	Unpaid Principal Balance
December 31, 2022:
With no related allowance recorded:
One- to four-family residential mortgages	$2,693	$3,209
Home equity loans and lines of credit	16	30
Consumer loans	6	6

Total	$2,715	$3,245

The table below presents the average recorded investment and interest income recognized on impaired loans by class of loans as of December 31, 2022, in accordance with ASC 310 prior to the adoption of ASU 2016-13:

(Dollars in thousands)	Average Recorded Investment	Interest Income Recognized
2022:
With no related allowance recorded:
One- to four-family residential mortgages	$2,776	$24
Home equity loans and lines of credit	17	—
Consumer loans	6	—

Total	$2,799	$24

There were no loans individually evaluated for impairment with a related allowance for loan loss as of December 31, 2022. At December 31, 2022, loans individually evaluated for impairment did not have an allocated allowance for loan loss because they were written down to fair value at the time of impairment. At December 31, 2022, an impaired loan would also not have an allocated allowance if the value of the property securing the loan, less the cost to sell the property, was greater than the loan balance.

The Company primarily uses the aging of loans to monitor the credit quality of its loan portfolio. The table below presents by credit quality indicator, loan class and year of origination, the amortized cost basis of the Company’s loans as of December 31, 2023:

	Amortized Cost of Term Loans by Origination Year						Revolving Loans Amortized Cost Basis
(Dollars in thousands)	2023	2022	2021	2020	2019	Prior		Total
December 31, 2023:
Commercial
30 - 59 days past due	$—	$—	$—	$—	$—	$—	$—	$—
60 - 89 days past due	—	—	—	—	—	—	—	—
90 days or more past due	—	—	—	—	—	—	—	—
Loans not past due	387	353	4,836	—	203	856	1,230	7,865

Total Commercial	387	353	4,836	—	203	856	1,230	7,865

Consumer
30 - 59 days past due	4	—	—	—	—	—	—	4
60 - 89 days past due	—	—	—	—	—	—	—	—
90 days or more past due	—	—	—	—	—	—	—	—
Loans not past due	271	80	20	4	14	42	6,137	6,568

Total Consumer	275	80	20	4	14	42	6,137	6,572

Real Estate
30 - 59 days past due	—	—	—	—	—	428	—	428
60 - 89 days past due	—	—	—	—	—	—	—	—
90 days or more past due	—	—	—	—	140	87	—	227
Loans not past due	91,195	129,148	283,571	183,887	91,113	514,546	—	1,293,460

Total Real Estate	91,195	129,148	283,571	183,887	91,253	515,061	—	1,294,115

Total	$91,857	$129,581	$288,427	$183,891	$91,470	$515,959	$7,367	$1,308,552

The Company did not have any revolving loans that converted to term loans during the year ended December 31, 2023.

The following table presents by loan class and year of origination, the gross charge-offs recorded during the year ended December 31, 2023.

(Dollars in thousands)	2023	2022	2021	2020	2019	Prior	Total
Year ended December 31, 2023:
One- to four-family residential mortgages	$—	$—	$—	$—	$13	$62	$75
Loans on deposit accounts	78	—	—	—	—	—	78
Consumer and other	1	—	—	—	3	—	4

Total	$79	$—	$—	$—	$16	$62	$157

The table below presents the aging of loans and accrual status by class of loans, net of unearned fees and discounts. Loans with a formal loan payment deferral plan in place are not considered contractually past due or delinquent if the borrower is in compliance with the loan payment deferral plan.

(Dollars in thousands)	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or More Past Due	Total Past Due	Loans Not Past Due	Total Loans	Nonaccrual Loans	Loans 90 Days or More Past Due and Still Accruing
December 31, 2023:
One- to four-family residential mortgages	$428	$—	$227	$655	$1,274,960	$1,275,615	$2,079	$—
Multi-family residential mortgages	—	—	—	—	5,848	5,848	—	—
Construction, commercial, and other mortgages	—	—	—	—	11,570	11,570	—	—
Home equity loans and lines of credit	—	—	—	—	7,060	7,060	11	—
Loans on deposit accounts	—	—	—	—	196	196	—	—
Consumer and other	4	—	—	4	8,259	8,263	170	—

Total	$432	$—	$227	$659	$1,307,893	$1,308,552	$2,260	$—

December 31, 2022:
One- to four-family residential mortgages	$—	$409	$559	$968	$1,250,586	$1,251,554	$2,279	$—
Multi-family residential mortgages	—	—	—	—	6,439	6,439	—	—
Construction, commercial, and other mortgages	—	—	—	—	23,775	23,775	—	—
Home equity loans and lines of credit	—	—	—	—	6,427	6,427	16	—
Loans on deposit accounts	—	—	—	—	217	217	—	—
Consumer and other	6	—	6	12	8,372	8,384	6	—

Total	$6	$409	$565	$980	$1,295,816	$1,296,796	$2,301	$—

The table below presents the amortized cost basis of loans on nonaccrual status as of December 31, 2023 and 2022.

	December 31, 2023			December 31, 2022
(Dollars in thousands)	Nonaccrual Loans With a Related ACL	Nonaccrual Loans Without a Related ACL	Total Nonaccrual Loans	Total Nonaccrual Loans
One- to four-family residential mortgages	$1,030	$1,049	$2,079	$2,279
Home equity loans and lines of credit	11	—	11	16
Consumer and other	170	—	170	6

Total Nonaccrual Loans and Leases	$1,211	$1,049	$2,260	$2,301

All payment received while on nonaccrual status are applied against the principal balance of the loan.

When a mortgage loan becomes seriously delinquent (90 days or more contractually past due), it displays weaknesses that may result in a loss. As a loan becomes more delinquent, the likelihood of the borrower repaying the loan decreases and the loan becomes more collateral-dependent. A mortgage loan becomes collateral-dependent when the proceeds for repayment can be expected to come only from the sale or operation of the collateral and not from borrower repayments. Generally, appraisals are obtained after a loan becomes collateral-dependent or is four months delinquent. The carrying value of collateral-dependent loans is adjusted to the fair value of the collateral less selling costs. Any commercial real estate, commercial, construction or equity loan that has a loan balance in excess of a specified amount is also periodically reviewed to determine whether the loan exhibits any weaknesses and is performing in accordance with its contractual terms. The amortized cost basis of collateral-dependent loans, excluding accrued interest receivable, was $227,000 and $559,000 at December 31, 2023 and 2022, respectively. These loans were collateralized by residential real estate in Hawaii. As of December 31, 2023 and 2022, the fair value of the collateral less selling costs of these collateral-dependent loans exceeded the amortized cost basis. There was no ACL on collateral-dependent loans.

In August 2023, wildfires on Maui partially or completely destroyed 12 homes which were collateral for $3.2 million of mortage loans held by the Company. Since the wildfire occurred, $300,000 of these loans have been paid off using insurance proceeds. At December 31, 2023, the Company had $2.8 million of mortgage loans which were collateralized by homes partially or completely destroyed in the Maui wildfires and all of these loans were current. A $61,000 mortgage loan, which was collateralized by a home destroyed in the Maui wildfire, is in the Bank’s forbearance program which was designed to assit borrowers experiencing financial dificulties. The forbearance program allows the borrower to defer his interest payments for six months. All of the homes which were destroyed are insured and the Company does not expect to incur a loss on these loans. The Company also has $18.7 million of mortgage loans on Maui at December 31, 2023 which were not affected by the wildfires. As of December 31, 2023, all of these loans were current. The $61,000 loan in the forbearance program was the only loan modifed in the year ended December 31, 2023. There were no loans modified during the year ended December 31, 2022.

The Company had no real estate owned as of December 31, 2023 or 2022. There were two one- to four-family residential mortgage loans totaling $227,000 in the process of foreclosure at December 31, 2023 and 2022.

Nearly all the Company’s real estate loans are collateralized by real estate located in the State of Hawaii. Loan-to-value ratios on these real estate loans generally do not exceed 80% at the time of origination.

During the years ended December 31, 2023 and 2022, the Company sold mortgage loans held for sale with principal balances of $827,000 and $5.4 million, respectively, and recognized a gain of $10,000 and a loss of $3,000, respectively. The Company had no loans held for sale at December 31, 2023 or 2022.

The Company serviced loans for others with principal balances of $33.2 million and $36.0 million at December 31, 2023 and 2022, respectively. Of these amounts, $19.3 million and $20.7 million of loan balances relate to securitizations for which the Company continues to hold the related mortgage-backed securities at December 31, 2023 and 2022, respectively. The amount of contractually specified servicing fees earned was $91,000 and $101,000 for 2023 and 2022, respectively. The fees are reported in service and other fees in the Consolidated Statements of Income.

In the normal course of business, the Company has made loans to certain directors and executive officers under terms which management believes are consistent with the Company’s general lending policies. Loans to directors and executive officers amounted to $392,000 and $414,000 at December 31, 2023 and 2022, respectively.

(8)	Accrued Interest Receivable

The components of accrued interest receivable are as follows:

	December 31,
(Dollars in thousands)	2023	2022
Loans receivable	$4,585	$4,595
Investment securities	1,441	1,497
Interest-bearing deposits	79	23

Total	$6,105	$6,115

(9)	Interest Rate Lock and Forward Loan Sale Commitments

The Company may enter into interest rate lock commitments with borrowers on loans intended to be sold. To manage interest rate risk on the lock commitments, the Company may also enter into forward loan sale commitments. The interest rate lock commitments and forward loan sale commitments are treated as derivatives and are recorded at their fair values in prepaid expenses and other assets or in accounts payable and accrued expenses. Changes in fair value are recorded in current earnings. The Company did not have any loans available for sale at December 31, 2023 or 2022.

There were no interest rate contracts at December 31, 2023 or 2022. There were no gains and losses on derivatives for the year ended December 31, 2023. Gains and losses on derivatives net to zero for the year ended December 31, 2022.

(10)	Premises and Equipment

Premises and equipment are as follows:

	December 31,
(Dollars in thousands)	2023	2022
Land	$585	$585
Buildings and improvements	1,400	1,400
Leasehold improvements	18,053	17,949
Furniture, fixtures and equipment	6,613	6,766
Automobiles	96	130

	26,747	26,830
Less accumulated depreciation and amortization	(19,783)	(19,494)

	6,964	7,336
Construction in progress	221	263

Total	$7,185	$7,599

Depreciation expense was $1.1 million and $1.2 million for the years ended December 31, 2023 and 2022, respectively.

(11)	Deposits

Deposit accounts by type are summarized with their respective weighted-average interest rates as follows:

	December 31, 2023		December 31, 2022
(Dollars in thousands)	Amount	Rate	Amount	Rate
Non-interest bearing	$66,757	—%	$68,095	—%
Savings accounts	739,036	0.59	910,652	0.13
Certificates of deposit	532,433	4.11	429,687	2.67
Money market	3,595	0.10	5,372	0.10
Checking and Super NOW	294,783	0.02	302,346	0.02

Total	$1,636,604	1.61%	$1,716,152	0.74%

The maturity of certificate of deposit accounts at December 31, 2023 is as follows (dollars in thousands):

Maturing in:
Due within 1 year	$498,140
Due after 1 year through 2 years	20,142
Due after 2 years through 3 years	5,746
Due after 3 years through 4 years	3,743
Due after 4 years through 5 years	4,662

Total	$532,433

Certificates of deposit with balances greater than or equal to $250,000 totaled $280.1 million and $257.9 million at December 31, 2023 and 2022, respectively. Deposit accounts in the Bank are insured by the FDIC, generally up to a maximum of $250,000 per account owner.

Interest expense by type of deposit is as follows:

	Year ended December 31,
(Dollars in thousands)	2023	2022
Savings	$2,469	$949
Certificates of deposit and money market	16,956	3,914
Checking and Super NOW	59	62

Total	$19,484	$4,925

At December 31, 2023 and 2022, overdrawn deposit accounts totaled $169,000 and $35,000, respectively, and have been reclassified as loans in the Consolidated Balance Sheets.

In the normal course of business, certain directors and executive officers (and their associated and affiliated parties) maintain deposit accounts with the Company totaling $4.5 million and $3.9 million at December 31, 2023 and 2022, respectively.

(12)	Advances from the Federal Home Loan Bank

Federal Home Loan Bank advances are secured by a blanket pledge on the Bank’s assets not otherwise pledged. At December 31, 2023 and 2022, our credit line with the FHLB Des Moines was equal to 45% of the Bank’s total assets and we had the capacity to borrow an additional $612.6 million and $769.1 million, respectively.

Advances outstanding consisted of the following:

	December 31,
	2023		2022
(Dollars in thousands)	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Due within one year	$82,000	1.40%	$24,000	1.27%
Due over 1 year to 2 years	45,000	2.87	82,000	1.40
Due over 2 years to 3 years	20,000	3.20	25,000	1.58
Due over 3 years to 4 years	30,000	4.24	10,000	1.97
Due over 4 years to 5 years	60,000	4.32	—	—
Due over 5 years to 6 years	5,000	4.38	—	—

Total	$242,000	2.96%	$141,000	1.45%

(13)	Advances from the Federal Reserve Bank

In March 2023, the FRB created a new Bank Term Funding Program (BTFP) to make additional funding available to eligible depository institutions. This program offers loans up to one year term that can be prepaid without penalty. The amount that can be borrowed is based upon the par value of the securities pledged as collateral to the FRB. Advances can be requested under the BTFP until at least March 11, 2024.

Advances outstanding consisted of the following:

	December 31, 2023
(Dollars in thousands)	Amount	Weighted Average Rate
Due within one year	$50,000	4.89%

Total	$50,000	4.89%

(14)	Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are treated as financings and the obligations to repurchase the identical securities sold are reflected as a liability with the securities collateralizing the agreements classified as an asset. Securities sold under agreements to repurchase are summarized as follows:

	December 31, 2023		December 31, 2022
(Dollars in thousands)	Repurchase Liability	Weighted Average Rate	Repurchase Liability	Weighted Average Rate
Maturing:
1 year or less	$5,000	1.88%	$—	—%
Over 1 year to 2 years	5,000	1.73	5,000	1.81
Over 2 years to 3 years	—	—	5,000	1.73

Total	$10,000	1.81%	$10,000	1.81%

Below is a summary comparing the carrying value and fair value of securities pledged to secure repurchase agreements, the repurchase liability, and the amount at risk at December 31, 2023. The amount at risk is the greater of the carrying value or fair value over the repurchase liability and refers to the potential loss to the Company if the secured lender fails to return the security at the maturity date of the agreement. All the agreements to repurchase are with JP Morgan Securities and the securities pledged are mortgage-backed securities issued and guaranteed by U.S. government agencies or U.S. government-sponsored enterprises. The fair value of the securities pledged must exceed the repurchase liability by 5.00%. In the event of a decline in the fair value of securities pledged to less than the required amount due to market conditions or principal repayments, the Company is obligated to pledge additional securities or other suitable collateral to cure the deficiency.

(Dollars in thousands)	Carrying Value of Securities	Fair Value of Securities	Repurchase Liability	Amount at Risk	Weighted Average Months to Maturity
Maturing:
Over 90 days	$14,230	$12,239	$10,000	$4,230	12

(15)	Offsetting of Financial Liabilities

Securities sold under agreements to repurchase are subject to a right of offset in the event of default. See Note 14, Securities Sold Under Agreements to Repurchase, for additional information.

	Gross Amount of Recognized Liabilities	Gross Amount Offset in the Balance Sheet	Net Amount of Liabilities Presented in the Balance Sheet	Gross Amount Not Offset in the Balance Sheet
(Dollars in thousands)				Financial Instruments	Cash Collateral Pledged	Net Amount
December 31, 2023:
Securities sold under agreements to repurchase	$10,000	$—	$10,000	$10,000	$—	$—
December 31, 2022:
Securities sold under agreements to repurchase	$10,000	$—	$10,000	$10,000	$—	$—

(16)	Income Taxes

Allocation of federal and state income taxes between current and deferred provisions is as follows:

(Dollars in thousands)	2023	2022
Current
Federal	$1,767	$2,911
State	568	1,317

	2,335	4,228

Deferred
Federal	(396)	990
State	(129)	100

	(525)	1,090

Total	$1,810	$5,318

The federal statutory corporate tax rate for the years ended December 31, 2023 and 2022 was 21%. A reconciliation of the tax provision based on the statutory corporate rate on pretax income and the provision for taxes as shown in the accompanying Consolidated Statements of Income is as follows:

(Dollars in thousands)	2023	2022
Income tax expense at statutory rate	$1,436	$4,510
Income tax effect of:
State income taxes, net of federal income tax benefits	628	1,079
Other tax-exempt income	(179)	(166)
Share-based compensation	12	9
Meal and entertainment expenses	53	49
Non-deductible executive compensation	70	119
Recovery on bank-owned life insurance	—	(216)
Other	(210)	(66)

Total income tax expense	$1,810	$5,318

Effective income tax rate	26.47%	24.76%

The components of income taxes payable (receivable) are as follows:

	December 31,
(Dollars in thousands)	2023	2022
Current taxes (receivable) payable:
Federal	$(932)	$(519)
State	588	1,357

	$(344)	$838

Deferred taxes receivable:
Federal	$(1,313)	$(707)
State	(1,144)	(936)

	$(2,457)	$(1,643)

The current tax receivable at December 31, 2023, is primarily due to an overpayment of federal estimated taxes. The estimated tax payment for the fourth quarter of 2023 was calculated by annualizing the year-to-date federal tax liability through September 30, 2023. The actual federal tax liability through December 31, 2023, was lower than the projections made through September 30, 2023.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31,
(Dollars in thousands)	2023	2022
Deferred tax assets:
Hawaii franchise tax	$117	$377
Allowance for credit/loan losses	1,364	541
Employee benefit plans	2,672	2,714
Equity incentive plan	107	141
Deferred compensation	22	199
Net lease liability	1,312	212
Unrealized loss on securities available for sale	637	725
Other	11	16

	6,242	4,925

Deferred tax liabilities:
Deferred loan costs	2,665	2,601
Premises and equipment	273	254
FHLB stock dividends	126	125
Prepaid expense	653	226
Premiums on loans sold	68	76

	3,785	3,282

Net deferred tax assets	$2,457	$1,643

Deferred tax assets and liabilities at December 31, 2023 and 2022 were calculated using federal corporate tax rates of 21%.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced. There was no valuation allowance for deferred tax assets as of December 31, 2023 and 2022.

(17)	Employee Benefit Plans

The Company has a noncontributory defined benefit pension plan (Pension Plan) that covers certain employees with at least one year of service. The benefits are based on years of service and the employees’ compensation during the service period. The Company’s policy is to accrue the actuarially determined pension costs and to fund pension costs within regulatory guidelines. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in accumulated other comprehensive income beginning in 2006 and amortized to net periodic benefit cost over future periods using the corridor method. The Company believes that the assumptions utilized in recording its obligations under the plan are reasonable based on its experience and market conditions.

In 2008, the Board of Directors approved changes to the Company’s Pension Plan. Effective December 31, 2008, there are no further accruals of benefits for any participants and benefits do not increase with any additional years of service. Employees already enrolled in the Pension Plan as of December 31, 2008 will be 100% vested if they have at least five years of service. For employees with less than five years of service, vesting would occur at the employee’s five-year anniversary date.

In addition, the Company sponsors a Supplemental Employee Retirement Plan (SERP), a noncontributory supplemental retirement benefit plan, which covers certain current and former employees of the Company for amounts in addition to those provided under the Pension Plan.

The following table sets forth the status of the Pension Plan and SERP at the dates indicated:

	Pension Plan		SERP
	December 31,
(Dollars in thousands)	2023	2022	2023	2022
Accumulated benefit obligation at end of year	$15,953	$15,865	$9,927	$9,947

Change in projected benefit obligation:
Benefit obligation at beginning of year	$15,866	$20,943	$9,948	$9,915
Service cost (income)	191	118	(200)	(135)
Interest cost	822	597	179	179
Actuarial loss (gain)	94	(4,802)	—	—
Benefits paid	(1,020)	(990)	—	(11)

Benefit obligation at end of year	15,953	15,866	9,927	9,948

Change in plan assets:
Fair value of plan assets at beginning of year	18,336	23,125	—	—
Actual return on plan assets	2,789	(3,799)	—	—
Employer contributions	—	—	—	11
Benefits paid	(1,020)	(990)	—	(11)

Fair value of plan assets at end of year	20,105	18,336	—	—

Funded status at end of year	$4,152	$2,470	$(9,927)	$(9,948)

	Pension Plan		SERP
	December 31,
(Dollars in thousands)	2023	2022	2023	2022
Amounts recognized in the Consolidated Balance Sheets:
Prepaid expenses and other assets (Accounts payable and accrued expenses)	$4,152	$2,470	$(9,927)	$(9,948)

Amounts recognized in accumulated other comprehensive loss:
Net actuarial loss	$5,968	$7,708	$—	$—
Prior service cost	119	124	—	—

Accumulated other comprehensive loss, before tax	$6,087	$7,832	$—	$—

The accumulated benefit obligation experienced an actuarial loss of $95,000 in 2023 and an actuarial gain of $4.8 million in 2022. The actuarial loss in 2023 was attributed to a decline in the discount rate used to calculate the benefit obligation. The actuarial gain in 2022 was attributed to an increase in the discount rate used to calculate the benefit obligation.

The following table sets forth the changes recognized in accumulated other comprehensive loss for the years indicated:

	Pension Plan
	Year Ended December 31,
(Dollars in thousands)	2023	2022
Accumulated other comprehensive loss at beginning of year, before tax	$7,832	$7,530

Actuarial net (gain) loss arising during the period	(1,503)	517
Amortizations (recognized in net periodic benefit cost):
Actuarial loss	(237)	(210)
Prior service cost	(5)	(5)

Total recognized in other comprehensive loss	(1,745)	302

Accumulated other comprehensive loss at end of year, before tax	$6,087	$7,832

For the years ended December 31, 2023 and 2022, the following weighted average assumptions were used to determine benefit obligations at the end of the year:

	Pension Plan		SERP
	Year Ended December 31,
	2023	2022	2023	2022
Assumptions used to determine the year-end benefit obligations:
Discount rate	5.10%	5.40%	5.00%	5.00%
Rate of compensation increase	N/A	N/A	5.00%	5.00%

The dates used to determine retirement measurements for the Pension Plan were December 31, 2023 and 2022.

The Company’s investment strategy for the Pension Plan is to maintain a consistent rate of return with primary emphasis on capital appreciation and secondary emphasis on income to enhance the purchasing power of the plan’s assets over the long-term and to preserve capital. The investment policy establishes a target allocation for each asset class that is reviewed periodically and rebalanced when considered appropriate. Normal target allocations at December 31, 2023 were 55% domestic equity securities, 10% international equity securities and 35% bonds. Equity securities primarily include stocks, investment in exchange traded funds and large-cap, mid-cap and small-cap mutual funds. Bonds include U.S. Treasuries, mortgage-backed securities and corporate bonds of companies in diversified industries. Other types of investments include money market funds and savings accounts opened with the Company.

As of December 31, 2023 and 2022, the Pension Plan’s assets measured at fair value were classified as follows:

		Fair Value of Measurements at Report Date Using:
(Dollars in thousands)	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2023:
Cash	$622	$622	$—	$—
Equities	13,742	13,742	—	—
Mutual funds (1)	5,741	5,741	—	—

Total	$20,105	$20,105	$—	$—

December 31, 2022:
Cash	$1,452	$1,452	$—	$—
Equities	11,659	11,659	—	—
Mutual funds (1)	5,225	5,225	—	—

Total	$18,336	$18,336	$—	$—

(1)

This category includes mutual funds that invest in equities and bonds. The mutual fund managers have the ability to change the amounts invested in equities and bonds depending on their investment outlook.

Estimated future benefit payments reflecting expected future service at December 31, 2023 are as follows:

(Dollars in thousands)	Plan	SERP
2024	$1,001	$319
2025	1,122	8,696
2026	1,195	95
2027	1,216	95
2028	1,224	95
2029 - 2033	6,017	473

Total	$11,775	$9,773

For the years ended December 31, 2023 and 2022, the following weighted average assumptions were used to determine net periodic benefit cost for the fiscal years shown:

	Pension Plan		SERP
	Year Ended December 31,
	2023	2022	2023	2022
Assumptions used to determine the net periodic benefit cost:
Discount rate	5.40%	2.90%	5.00%	5.00%
Expected return on plan assets	6.75	6.75	—	—
Rate of compensation increase	N/A	N/A	5.00	5.00

The components of net periodic benefit cost were as follows:

	Pension Plan		SERP
	Year Ended December 31,
(Dollars in thousands)	2023	2022	2023	2022
Net periodic benefit (income) cost for the year:
Service cost (income)	$191	$118	$(200)	$(135)
Interest cost	822	597	179	179
Expected return on plan assets	(1,192)	(1,520)	—	—
Amortization of prior service cost	5	5	—	—
Recognized actuarial loss	237	210	—	—
Recognized curtailment loss	—	—	—	—

Net periodic benefit (income) cost for the year:	$63	$(590)	$(21)	$44

The service cost component of net periodic benefit cost is included in salaries and employee benefits in the Consolidated Statements of Income. The other components of net periodic benefit cost including interest cost, the return on plan assets and amortization of net loss are reported in other income.

The expected return on plan assets is based on the weighted-average long-term rates of return for the types of assets held in the plan. The expected return on plan assets is adjusted when there is a change in the expected long-term rate of return or in the composition of assets held in the plan. The discount rate is based on the return of high-quality fixed-income investments that can be used to fund the benefit payments under the Company’s defined benefit plan.

The Company does not expect to make any contributions to the Pension Plan or the SERP in 2024.

The Company also has a 401(k) defined contribution plan and profit sharing plan covering all employees after one year of service. The 401(k) plan provides for employer matching contributions, as determined by the Company, based on a percentage of employees’ contributions subject to a maximum amount defined in the plan agreement. The Company’s 401(k) matching contributions are based on 5% of employees’ contributions. The Company’s contributions amounted to $64,000 each for the years 2023 and 2022. Matching contributions. The Company contributes to the profit sharing plan an amount determined by the Board of Directors. No contributions were made to the profit sharing plan for years ended December 31, 2023 and 2022.

(18)	Employee Stock Ownership Plan

Effective January 1, 2009, Territorial Savings Bank adopted an Employee Stock Ownership Plan (ESOP) for eligible employees. The ESOP borrowed $9.8 million from the Company and used those funds to acquire 978,650 shares, or 8%, of the total number of shares issued by the Company in its initial public offering. The shares were acquired at a price of $10.00 per share.

The loan is secured by the shares purchased with the loan proceeds and will be repaid by the ESOP over the 20-year term of the loan with funds from Territorial Savings Bank’s contributions to the ESOP and dividends payable on the shares. The interest rate on the ESOP loan is an adjustable rate equal to the prime rate, as published in The Wall Street Journal. The interest rate adjusts annually and will be the prime rate on the first business day of the calendar year.

Shares purchased by the ESOP are held by a trustee in an unallocated suspense account, and shares are released annually from the suspense account on a pro-rata basis as principal and interest payments are made by the ESOP to the Company. The trustee allocates the shares released among participants on the basis of each participant’s proportional share of compensation relative to all participants. As shares are committed to be released from the suspense account, Territorial Savings Bank reports compensation expense based on the average fair value of shares released with a corresponding credit to stockholders’ equity. The shares committed to be released are considered outstanding for earnings per share computations. Compensation expense recognized for the years ended December 31, 2023 and 2022 amounted to $692,000 and $1.1 million, respectively.

Shares held by the ESOP trust were as follows:

	December 31, 2023	December 31, 2022
Allocated shares	619,938	583,474
Unearned shares	244,665	293,598

Total ESOP shares	864,603	877,072

Fair value of unearned shares, in thousands	$2,728	$7,049

The ESOP restoration plan is a non-qualified plan that provides supplemental benefits to certain executives who are prevented from receiving the full benefits contemplated by the ESOP’s benefit formula. The supplemental cash payments consist of payments representing shares that cannot be allocated to the participants under the ESOP due to IRS limitations imposed on tax-qualified plans. We accrue for these benefits over the period during which employees provide services to earn these benefits. For the years ended December 31, 2023 and 2022, we accrued $13,000 and $144,000, respectively, for the ESOP restoration plan.

(19)	Share-Based Compensation

The shareholders of Territorial Bancorp Inc. adopted the 2010 Equity Incentive Plan and the 2019 Equity Incentive Plan. These plans provide for the award of stock options and restricted stock to key officers and directors. In accordance with the Compensation — Stock Compensation topic of the FASB ASC, the cost of the equity incentive plans is based on the fair value of the awards on the grant date. The fair value of time-based restricted stock is based on the closing price of the Company’s stock on the grant date. The fair value of performance-based stock that will vest based on a performance condition is based on the closing price of the Company’s stock on the date of grant. The fair value of performance-based restricted stock that will vest on a market condition is based on a Monte Carlo valuation of the Company’s stock on the date of grant. The cost of the awards will be recognized on a straight-line basis over the three-year vesting period during which participants are required to provide services in exchange for the awards. There are 42,680 shares remaining available for new awards under the 2019 Equity Plan.

The Company recognized compensation expense, measured as the fair value of the share-based award on the date of grant, on a straight-line basis over the vesting period. Share-based compensation is recorded in the Consolidated Statements of Income as a component of salaries and employee benefits with a corresponding increase in stockholders’ equity. The table below presents information on compensation expense and the related tax benefit for all share-based awards:

(In thousands)	2023	2022
Compensation expense	$177	$480
Income tax benefit	48	131

Restricted Stock

Restricted stock awards are accounted for as a fixed grant using the fair value of the Company’s stock at the time of grant. Unvested restricted stock may not be disposed of or transferred during the vesting period. Restricted stock carries the right to receive dividends, although dividends attributable to restricted stock may be retained by the Company until the shares vest, at which time they are paid to the award recipient. Unvested restricted stock that is time-based contain nonforfeitable dividend rights. Accrued dividends on restricted stock that do not vest based on performance or market conditions are forfeited.

The table below presents the time-based restricted stock activity:

	Restricted Stock	Weighted Average Grant Date Fair Value
Unvested at December 31, 2021	23,208	$24.61
Granted	12,013	23.77
Vested	11,557	24.68
Forfeited	—	—

Unvested at December 31, 2022	23,664	$24.15
Granted	14,803	19.29
Vested	12,729	23.64
Forfeited	—	—

Unvested at December 31, 2023	25,738	$21.61

During the year ended December 31, 2023, the Company issued 14,803 shares of time-vested restricted stock to certain members of executive management under the 2019 Equity Incentive Plan. The fair value of the restricted stock is based on the value of the Company’s stock on the date of grant. Time-vested restricted stock will vest over three years from the date of the grant.

As of December 31, 2023, the Company had $359,000 of unrecognized compensation costs related to time-vested restricted stock. The unrecognized compensation costs are expected to be recognized over a weighted average period of 1.8 years.

The table below presents the performance-based restricted stock units (PRSUs) that will vest on a performance condition:

	Performance- Based Restricted Stock Units Based on a Performance Condition	Weighted Average Grant Date Fair Value
Unvested at December 31, 2021	41,583	$24.68
Granted	14,412	23.77
Vested	7,670	27.30
Forfeited	4,768	27.30

Unvested at December 31, 2022	43,557	$23.63
Granted	17,758	19.29
Vested	—	—
Forfeited	16,348	21.05

Unvested at December 31, 2023	44,967	$22.85

During the year ended December 31, 2023, the Company issued 17,758 PRSUs to certain members of executive management under the 2019 Equity Incentive Plan. These PRSUs will vest three years after they are granted after our Compensation Committee determines whether a performance condition that compares the Company’s return on average equity to the SNL Bank Index is achieved. Depending on the Company’s performance, the actual number of these PRSUs that are issued at the end of the vesting period can vary between 0% to 150% of the target award. For the PRSUs, an estimate is made of the number of shares expected to vest based on the probability that the performance criteria will be achieved to determine the amount of compensation expense to be recognized. This estimate is re-evaluated quarterly and total compensation expense is adjusted for any change in the current period.

The fair value of these PRSUs is based on the fair value of the Company’s stock on the date of grant. As of December 31, 2023, the Company had no unrecognized compensation costs related to these PRSUs since meeting the performance condition is not probable. Compensation expense up to $685,000 may be recognized in the future if achievement of the performance condition becomes probable. The unrecognized compensation costs would be expected to be recognized over a weighted average period of 1.6 years. Performance will be measured over a three-year period and will be cliff vested. The performance condition is measured quarterly by comparing the company’s three-year return on average equity to a peer group of banks. The Company’s percentile ranking in the peer group is used to adjust the number of PRSU’s that are expected to vest.

The table below presents the PRSUs that will vest on a market condition:

	Performance- Based Restricted Stock Units Based on a Market Condition	Monte Carlo Valuation of the Company’s Stock
Unvested at December 31, 2021	10,396	$24.03
Granted	3,603	24.42
Vested		—
Forfeited	3,110	24.45

Unvested at December 31, 2022	10,889	$24.04

Granted	4,443	17.95
Vested	—	—
Forfeited	4,087	22.16

Unvested at December 31, 2023	11,245	$22.31

During the year ended December 31, 2023, the Company issued 4,443 of PRSUs to certain members of executive management under the 2019 Equity Incentive Plan. These PRSUs will vest three years after they are granted after our Compensation Committee determines whether a market condition that compares the Company’s total stock return to the SNL Bank Index is achieved. The number of shares that will be expensed will not be adjusted for performance and will be cliff vested. The market condition is measured quarterly by comparing the Company’s three-year average total stock return to a peer group of other banks. The Company’s percentile ranking in the peer group determines how many PRSUs will vest. The fair value of these PRSUs is based on a Monte Carlo valuation of the Company’s stock on the date of grant. The assumptions which were used in the Monte Carlo valuation of the PRSUs are:

Grant date: April 3, 2023

Performance period: January 1, 2023 to December 31, 2025

2.75 year risk-free rate on grant date: 3.79%

December 31, 2022 closing price: $24.01

Closing stock price on date of grant: $19.29

Annualized volatility (based on 2.75 year historical volatility as of the grant date): 26.1%

As of December 31, 2023, the Company had $60,000 of unrecognized compensation costs related to the PRSUs that are based on a market condition. The unrecognized compensation costs are expected to be recognized over a weighted average period of 1.6 years.

(20)	Earnings Per Share

The table below presents the information used to compute basic and diluted earnings per share:

(Dollars in thousands, except per share data)	2023	2022
Net income	$5,027	$16,156
Income allocated to participating securities	(48)	(98)

Net income available to common shareholders	$4,979	$16,058

Weighted-average number of shares used in:
Basic earnings per share	8,636,495	8,865,946
Dilutive common stock equivalents:
Stock options and restricted stock units	47,597	54,768

Diluted earnings per share	8,684,092	8,920,714

Net income per common share, basic	$0.58	$1.81

Net income per common share, diluted	$0.57	$1.80

(21)	Other Comprehensive Income (Loss)

The table below presents the changes in the components of accumulated other comprehensive loss, net of taxes:

(Dollars in thousands)	Unfunded Pension Liability	Unrealized Loss on Securities	Total
December 31, 2023:
Balances at beginning of year	$5,746	$1,998	$7,744
Other comprehensive income, net of taxes	(1,280)	(243)	(1,523)

Net current period other comprehensive income	(1,280)	(243)	(1,523)

Balances at end of year	$4,466	$1,755	$6,221

December 31, 2022:
Balances at beginning of year	$5,524	$—	$5,524
Other comprehensive loss, net of taxes	222	1,998	2,220

Net current period other comprehensive loss	222	1,998	2,220

Balances at end of year	$5,746	$1,998	$7,744

The table below presents the tax effect on each component of other comprehensive income and loss:

	Year Ended December 31,
	2023			2022
(Dollars in thousands)	Pretax Amount	Tax	After Tax Amount	Pretax Amount	Tax	After Tax Amount
Unfunded pension liability	$(1,745)	$465	$(1,280)	$302	$(80)	$222
Unrealized loss on securities	(331)	88	(243)	2,723	(725)	1,998

Total	$(2,076)	$553	$(1,523)	$3,025	$(805)	$2,220

(22)	Commitments

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any terms or conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on an individual basis. The Company’s policy is to require suitable collateral, primarily real estate, to be provided by customers prior to disbursement of approved loans. At December 31, 2023 and 2022, the Company had loan commitments aggregating to $1.3 million (interest rates from 6.750% to 7.125%) and $1.2 million (interest rates from 5.250% to 5.500%), respectively, primarily consisting of fixed-rate residential first mortgage loans. In addition to commitments to originate loans, at December 31, 2023 and 2022, the Company had $14.9 million and $14.4 million, respectively, in unused lines of credit to borrowers.

The Company is required by the Federal Reserve Bank to maintain reserves based on the amount of deposits held. Effective March 25, 2020 the Federal Reserve Bank lowered the reserve requirement to zero percent, therefore, there were no required reserve balances as of December 31, 2023 and 2022.

(23)	Regulatory Capital and Supervision

Territorial Savings Bank and the Company are subject to various regulatory capital requirements, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. The Company is not subject to regulatory capital requirements because its total assets are less than $3.0 billion. At December 31, 2023 and 2022, Territorial Savings Bank exceeded all of the fully-phased in regulatory captial requirments and is considered to be “well capitalized” under regulatory guidelines. In addition to establishing the minimum regulatory capital requirements, the regulations limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

The tables below presents the fully-phased in capital required to be considered “well-capitalized” and meet the regulatory capital conservation buffer requirement as a percentage of total and risk-weighted assets and the percentage and the total amount of capital maintained for Territorial Savings Bank and the Company at December 31, 2023 and 2022:

(Dollars in thousands)	Required Ratio	Actual Amount	Actual Ratio
December 31, 2023:
Tier 1 Leverage Capital
Territorial Savings Bank	5.00%	$238,972	10.86%
Territorial Bancorp Inc.		$257,307	11.69%
Common Equity Tier 1 Risk-Based Capital(1)
Territorial Savings Bank	9.00%	$238,972	26.31%
Territorial Bancorp Inc.		$257,307	28.33%
Tier 1 Risk-Based Capital(1)
Territorial Savings Bank	10.50%	$238,972	26.31%
Territorial Bancorp Inc.		$257,307	28.33%
Total Risk-Based Capital(1)
Territorial Savings Bank	12.50%	$244,093	26.87%
Territorial Bancorp Inc.		$262,428	28.89%
December 31, 2022:
Tier 1 Leverage Capital
Territorial Savings Bank	5.00%	$235,408	10.87%
Territorial Bancorp Inc.		$264,295	12.21%
Common Equity Tier 1 Risk-Based Capital(1)
Territorial Savings Bank	9.00%	$235,408	25.98%
Territorial Bancorp Inc.		$264,295	29.16%
Tier 1 Risk-Based Capital(1)
Territorial Savings Bank	10.50%	$235,408	25.98%
Territorial Bancorp Inc.		$264,295	29.16%
Total Risk-Based Capital(1)
Territorial Savings Bank	12.50%	$237,488	26.20%
Territorial Bancorp Inc.		$266,375	29.39%

(1)

The required Common Equity Tier 1 Risk-Based Capital, Tier 1 Risk-Based Capital, and Total Risk-Based Capital ratios are based on the fully-phased in capital ratios in the Basel III capital regulations plus the 2.50% capital conservation buffer.

Prompt Corrective Action provisions define specific capital categories based on an institution’s capital ratios. However, the regulators may impose higher minimum capital standards on individual institutions or may downgrade an institution from one capital category to a lower category because of safety and soundness concerns. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s Consolidated Financial Statements.

Prompt Corrective Action provisions impose certain restrictions on institutions that are undercapitalized. The restrictions imposed become increasingly more severe as an institution’s capital category declines from “undercapitalized” to “critically undercapitalized.”

At December 31, 2023 and 2022, the Bank’s capital ratios exceeded the minimum capital thresholds for a “well-capitalized” institution. There are no conditions or events that have changed the institution’s category under the capital guidelines.

Depending on the amount of dividends to be paid, the Bank is required to either notify or make application to the Federal Reserve Bank before dividends are paid to the Company.

Legislation enacted in 2018 requires the federal banking agencies, including the Federal Reserve Board, to establish a “community bank leverage ratio” between 8% to 10% of average total consolidated assets for qualifying institutions with assets of less than $10 billion. Institutions with capital meeting the specified requirements and electing to follow the alternative framework would be deemed to comply with the applicable regulatory capital requirements, including the risk based requirements. The federal regulators have adopted 9% as the applicable ratio. We have not elected to follow the alternative framework.

(24)	Contingencies

The Company is involved in various claims and legal actions arising out of the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s Consolidated Balance Sheets or Consolidated Statements of Income.

(25)	Revenue Recognition

The Company’s contracts with customers are generally short-term in nature, with cycles of one year or less. These can range from an immediate term for services such as wire transfers, foreign currency exchanges, and cashier’s check purchases, to several days for services such as processing annuity and mutual fund sales. Some contracts may be of an ongoing nature, such as providing deposit account services, including ATM access, check processing, account analysis and check ordering. However, provision of an assessable service and payment for such service is usually concurrent or closely timed. Contracts related to financial instruments, such as loans, investments, and debt, are excluded from the scope of this accounting requirement.

After analyzing the Company’s revenue sources, including the amount of revenue received, the timing of services rendered and the timing of payment for these services, the Company has determined that the rendering of services and the payment for such services are generally closely matched. Any differences are not material to the Company’s Consolidated Financial Statements. Accordingly, the Company generally records income when payment for services is received.

Revenue from contracts with customers is reported in service and other fees and in other noninterest income in the Consolidated Statements of Income. The table below reconciles the revenue from contracts with customers and other revenue reported in those line items:

(Dollars in thousands)	Service and Other Fees	Other	Total
Year ended December 31, 2023
Revenue from contracts with customers	$1,186	$122	$1,308
Other revenue	141	157	298

Total	$1,327	$279	$1,606

Year ended December 31, 2022
Revenue from contracts with customers	$1,276	$221	$1,497
Other revenue	140	1,783	1,923

Total	$1,416	$2,004	$3,420

(26)	Leases

The table below presents lease costs and other information for the years indicated:

	Year Ended December 31,
(Dollars in thousands)	2023	2022
Lease costs:
Operating lease costs	$2,757	$2,991
Short-term lease costs	511	296
Variable lease costs	163	165

Total lease costs	$3,431	$3,452

Cash paid for amounts included in measurement of lease liabilities	$(991)	$3,193
ROU assets obtained in exchange for new operating lease liabilities	$693	$7,462

At December 31, 2023, future minimum rental commitments under noncancellable operating leases are as follows:

(Dollars in thousands)	December 31, 2023
2024	$2,818
2025	2,199
2026	2,038
2027	1,961
2028	1,729
Thereafter	9,299

Total	20,044
Less lease incentives to be received in 2024	(729)
Less present value discount	(2,018)

Present value of leases	$17,297

The table below presents other lease related information:

	December 31, 2023	December 31, 2022
Weighted-average remaining lease term (years)	9.77	8.88
Weighted-average discount rate	2.15%	2.03%

The Company leased to a tenant certain property that it owns under a non-cancelable lease that expires on December 31, 2031. Rental income comprised of minimum rentals for 2023 and 2022 was $155,000 and $110,000, respectively.

(27)	Fair Value of Financial Instruments

In accordance with the Fair Value Measurements and Disclosures topic of the FASB ASC, the Company groups its financial assets and liabilities measured or disclosed at fair value into three levels based on the markets in which the financial assets and liabilities are traded and the reliability of the assumptions used to determine fair value as follows:

•

Level 1 — Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities traded in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

•

Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

•

Level 3 — Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect management’s own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models and similar techniques that require the use of significant judgment or estimation.

In accordance with the Fair Value Measurements and Disclosures topic, the Company bases its fair values on the price that it would expect to receive if an asset were sold or the price that it would expect to pay to transfer a liability in an orderly transaction between market participants at the measurement date. Also as required, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when developing fair value measurements.

The Company uses fair value measurements to determine fair value disclosures. Investment securities available for sale and derivatives are recorded at fair value on a recurring basis. From time to time, the Company may be required to record other financial assets at fair value on a nonrecurring basis, such as loans held for sale, impaired loans and investments, and mortgage servicing assets. These nonrecurring fair value adjustments typically involve application of the lower of cost or fair value accounting or write-downs of individual assets.

Investment Securities Available for Sale. The estimated fair values of mortgage-backed securities issued by U.S. government-sponsored enterprises are considered Level 2 inputs because the valuation for investment securities utilized pricing models that varied based on asset class and included trade, bid and other observable market information.

Interest Rate Contracts. The Company may enter into interest rate lock commitments with borrowers on loans intended to be sold. To manage interest rate risk on the lock commitments, the Company may also enter into forward loan sale commitments. The interest rate lock commitments and forward loan sale commitments are treated as derivatives and are recorded at their fair value determined by referring to prices quoted in the secondary market for similar contracts. The fair value inputs are considered Level 2 inputs. Interest rate contracts that are classified as assets are included with prepaid expenses and other assets on the Consolidated Balance Sheet while interest rate contracts that are classified as liabilities are included with accounts payable and accrued expenses.

The estimated fair values of the Company’s financial instruments are as follows:

	Carrying Amount	Fair Value	Fair Value Measurements Using
(Dollars in thousands)			Level 1	Level 2	Level 3
December 31, 2023
Assets
Cash and cash equivalents	$126,659	$126,659	$126,659	$—	$—
Investment securities available for sale	20,171	20,171	—	20,171	—
Investment securities held to maturity	685,728	568,128	—	568,128	—
Loans receivable, net	1,303,431	1,120,704	—	—	1,120,704
FHLB stock	12,192	12,192	—	12,192	—
FRB stock	3,180	3,180	—	3,180	—
Accrued interest receivable	6,105	6,105	79	1,441	4,585
Liabilities
Deposits	1,636,604	1,633,164	—	1,104,171	528,993
Advances from the Federal Home Loan Bank	242,000	238,380	—	238,380	—
Advances from the Federal Reserve Bank	50,000	50,049		50,049	—
Securities sold under agreements to repurchase	10,000	9,700	—	9,700	—
Accrued interest payable	1,183	1,183	—	157	1,026
December 31, 2022
Assets
Cash and cash equivalents	$40,553	$40,553	$40,553	$—	$—
Investment securities available for sale	20,821	20,821	—	20,821	—
Investment securities held to maturity	717,773	591,084	—	591,084	—
Loans receivable, net	1,294,764	1,180,840	—	—	1,180,840
FHLB stock	8,197	8,197	—	8,197	—
FRB stock	3,170	3,170	—	3,170	—
Accrued interest receivable	6,115	6,115	23	1,497	4,595
Liabilities
Deposits	1,716,152	1,708,612	—	1,286,465	422,147
Advances from the Federal Home Loan Bank	141,000	133,145	—	133,145	—
Securities sold under agreements to repurchase	10,000	9,440	—	9,440	—
Accrued interest payable	701	701	—	33	668

At December 31, 2023 and 2022, neither the commitment fees received on commitments to extend credit nor the fair value thereof was material to the Consolidated Financial Statements of the Company.

The table below presents the balance of assets and liabilities measured at fair value on a recurring basis:

(Dollars in thousands)	Level 1	Level 2	Level 3	Total
December 31, 2023
Investment securities available for sale	$—	$20,171	$—	$20,171
December 31, 2022
Investment securities available for sale	$—	$20,821	$—	$20,821

There were no assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2023 or 2022.

(28)	Parent Company Only

Presented below are the condensed balance sheets, statements of income, and statements of cash flows for Territorial Bancorp Inc.

Condensed Balance Sheets

	December 31,
(Dollars in thousands)	2023	2022
Assets
Cash	$18,453	$28,515
Investment in Territorial Savings Bank	232,751	227,663
Receivable from Territorial Savings Bank	—	408
Prepaid expenses and other assets	272	105

Total assets	$251,476	$256,691

Liabilities and Equity
Other liabilities	$390	$141
Equity	251,086	256,550

Total liabilities and equity	$251,476	$256,691

Condensed Statements of Income

	For the Year Ended December 31,
(Dollars in thousands)	2023	2022
Interest and dividend income:
Dividends from Territorial Savings Bank	$—	$17,500
Interest-earning deposit with Territorial Savings Bank	4	4

Total interest and dividend income	4	17,504

Noninterest expense:
Salaries	42	42
Other general and administrative expenses	958	656

Total noninterest expense	1,000	698

(Loss) Income before income taxes and equity in undistributed earnings in subsidiaries	(996)	16,806
Income taxes	(315)	(209)

(Loss) Income before equity in undistributed earnings in subsidiaries	(681)	17,015
Equity in undistributed earnings of Territorial Savings Bank, net of dividends	5,708	(859)

Net income	$5,027	$16,156

Condensed Statements of Cash Flows

	For the Year Ended December 31,
(Dollars in thousands)	2023	2022
Cash flows from operating activities:
Net income	$5,027	$16,156
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of Territorial Savings Bank, net of dividends	(5,708)	859
Net decrease in prepaid expenses and other assets	933	1,275
Net increase (decrease) in other liabilities	163	(263)

Net cash provided by operating activities	415	18,027

Cash flows from investing activities:
Investment in Territorial Savings Bank	—	—
Net cash used in investing activities	—	—
Cash flows from financing activities:
Repurchases of common stock	(4,065)	(5,973)
Cash dividends paid	(6,412)	(9,071)

Net cash used in financing activities	(10,477)	(15,044)

Net (decrease) increase in cash	(10,062)	2,983
Cash at beginning of the period	28,515	25,532

Cash at end of the period	$18,453	$28,515

(29)	Subsequent Events

On January 26, 2024, the Board of Directors of Territorial Bancorp Inc. declared a quarterly cash dividend of $0.05 per share of common stock. The dividend was paid on February 23, 2024 to stockholders of record as of February 9, 2024.

Annex A

Execution Version

AGREEMENT AND PLAN OF MERGER

by and between

HOPE BANCORP, INC.

and

TERRITORIAL BANCORP INC.

Dated as of April 26, 2024

A-i

A-ii

Annex A – List of Directors and Company Insiders Entering into Voting Agreement

A-iii

INDEX OF DEFINED TERMS

Term	Section
	$9.6
401(k) Plan	3.11	(h)
Acceptable Confidentiality Agreement	6.11	(a)
Acquisition Proposal	6.11	(c)
Affiliate	9.6
Agreement	Preamble
Bank Merger	1.11
Bank Merger Agreement	1.11
Bank Merger Certificates	1.11
BHC Act	3.4
Blue Sky	3.4
Board Recommendation	6.3	(b)
BOLI	3.26	(b)
Borrower	3.25	(a)
business day	9.6
CARES Act	3.6	(e)
Certificate	1.5	(b)
Closing	1.2
Closing Date	1.2
Code	Recitals
Company	Preamble
Company Bank	1.11
Company Benefit Plans	3.11	(a)
Company Bylaws	3.1	(a)
Company Charter	3.1	(a)
Company Common Stock	1.5	(a)
Company Contract	3.13	(a)
Company Disclosure Schedule	Article III
Company Indemnified Parties	6.8	(a)
Company Insiders	6.16
Company Leased Real Property	3.18	(b)
Company Meeting	6.3
Company Owned Properties	3.18	(a)
Company PRSU Award	1.6	(a)
Company Qualified Plan	3.11	(d)
Company Real Estate Leases	3.18	(b)
Company Regulatory Agreement	3.14
Company Reports	3.5	(b)
Company RSU Award	1.6	(a)
Company Subsidiary	3.1	(c)
Company Systems	3.19	(b)
Company TRSU Award	1.6	(a)
Confidentiality Agreement	6.2	(b)
Controlled Group Liability	3.11	(e)
CRA	3.12
Data Breach	3.19	(d)
Davidson	4.7
Defined Benefit Pension Plan	3.11	(f)
Delaware Certificate of Merger	1.3

A-iv

Term	Section
Delaware Secretary	1.3
DGCL	1.1
DIF	3.1	(b)
dollar	9.6
Effective Time	1.3
Employment Matters	3.11	(q)
Enforceability Exceptions	3.3	(a)
Environmental Laws	3.16
ERISA	3.11	(a)
ERISA Affiliate	3.11	(e)
ESOP	3.11	(h)
ESOP Amendment	6.7	(b)
ESOP Loan	3.11	(i)
ESOP Unallocated Shares	3.11	(i)
Exchange Act	3.6	(c)
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.5	(a)
FDIC	3.1	(b)
Federal Reserve Board	3.1	(a)
GAAP	3.1	(a)
Governmental Entity	3.5	(a)
HOLA	3.1
Intellectual Property	3.19	(a)
IRS	3.11	(b)
KBW	3.7
knowledge of Parent	9.6
knowledge of the Company	9.6
Laws	3.12
Licensed Intellectual Property	3.19	(a)
Liens	3.2	(c)
Loans	3.25	(a)
made available	9.6
Maryland Articles of Merger	1.3
Maryland Secretary	1.3
Material Adverse Effect	3.1	(a)
Materially Burdensome Regulatory Condition	6.1	(c)
MGCL	1.1
Merger	1.1
Merger Consideration	1.5	(a)
Multiple Employer Plan	3.11	(g)
New Certificates	2.1
New Plans	6.21	(c)
Notifying Party	6.10
Owned Intellectual Property	3.19	(a)
Parent	Preamble
Parent Bank	1.1
Parent Benefit Plans	4.10	(b)
Parent Bylaws	1.9
Parent Certificate	1.8
Parent Common Stock	1.5	(a)

A-v

Term	Section
Parent Common Stock Closing Price	2.2	(e)
Parent Defined Benefit Pension Plan	4.10	(d)
Parent Disclosure Schedule	Article IV
Parent Qualified Plans	4.10	(c)
Parent Regulatory Agreement	4.12
Parent Reports	4.5	(b)
Parent Subsidiary	4.1	(b)
Permitted Encumbrances	3.18	(a)
person	9.6
Personally Identifiable Information	3.19	(c)
Premium Cap	6.8	(b)
Proxy Statement	3.4
Recommendation Change	6.3	(b)
Regulatory Filing Period	6.1	(b)
Representatives	6.11	(a)
Requisite Company Vote	3.3	(a)
Requisite Regulatory Approvals	6.1	(b)
Restrictive Covenant	6.11	(w)
S-4	3.4
Sarbanes-Oxley Act	3.5	(b)
SEC	3.4
Securities Act	3.5	(b)
Separation Pay Plan	6.21	(f)
SRO	3.5	(a)
Subsidiary	3.1	(a)
Superior Proposal	6.11	(d)
Surviving Corporation	1.1
Takeover Statutes	3.21
Tax	3.10	(p)
Tax Return	3.10	(q)
Termination Date	8.1	(c)
Termination Fee	8.2	(b)
Total Borrower Commitment	3.25	(a)
Voting Agreements	Recitals

A-vi

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of April 26, 2024 (this “Agreement”), by and between Territorial Bancorp Inc., a Maryland corporation (the “Company”), and Hope Bancorp, Inc., a Delaware corporation (“Parent”).

W I T N E S S E T H:

WHEREAS, the Board of Directors of the Company has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Company and the Company’s stockholders, and declared that this Agreement is advisable, and (ii) approved and declared advisable the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of Parent has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of Parent and Parent’s stockholders, and (ii) approved and declared advisable the execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of the Company, subject to the terms of this Agreement, has resolved to recommend that the Company’s stockholders approve this Agreement and to submit this Agreement to the Company’s stockholders for approval;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354, 361 and 368 of the Code and within the meaning of Section 1.368-2(g) and 1.368-3(a) of the Treasury Regulations;

WHEREAS, as an inducement to and condition of Parent’s willingness to enter into this Agreement, each of the directors and those other Company Insiders listed on Annex A is concurrently entering into voting agreements, the form of which is attached hereto as Annex B (the “Voting Agreements”), pursuant to which, among other things, such persons have agreed to vote all of their shares of Company Common Stock in favor of approval of this Agreement, the Merger, and any other matters required to be approved or adopted in order to effect the Merger and the other transactions contemplated hereby; and

WHEREAS, the parties hereto desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”) and the Maryland General Corporation Law (the “MGCL”), at the Effective Time, the Company shall merge with and into Parent (the “Merger”). Parent shall be the surviving corporation in the Merger (hereinafter referred to in such capacity as the “Surviving Corporation”) and shall continue its corporate existence under the laws of the State of Delaware. Upon consummation of the Merger, the separate corporate existence of the Company shall terminate.

1.2 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will occur by electronic exchange of documents at 10:00 a.m., Pacific time, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can be satisfied only at the Closing, but subject to the satisfaction or waiver of all conditions at the Closing), unless another date, time or place is agreed to in writing by the Company and Parent. The date on which the Closing occurs is referred to as the “Closing Date.”

1.3 Effective Time. The Merger shall become effective upon (a) the filing of the articles of merger with respect to the Merger (the “Maryland Articles of Merger”) with the Department of Assessments and Taxation of the State of Maryland (the “Maryland Secretary”) and the certificate of merger (the “Delaware Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary”) or (b) such later date and time as may be specified in the Articles of Merger and the Certificate of Merger in accordance with the MGCL and the DGCL (the “Effective Time”).

1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DGCL and the MGCL.

1.5 Conversion of Company Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent or the Company or the holder of any of the following securities:

(a) Subject to Section 2.2(e), each share of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”), that is issued and outstanding immediately prior to the Effective Time (other than shares cancelled in accordance with Section 1.5(c)) shall be converted into 0.8048 shares (the “Exchange Ratio”) of the Parent’s common stock, par value $0.001 per share (the “Parent Common Stock”) (such consideration, the “Merger Consideration”).

(b) All of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, a “Certificate,” it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) the Merger Consideration, including a certificate (it being understood that any reference herein to a “certificate” representing shares of Parent Common Stock shall be deemed to include, unless the context otherwise requires, reference to book-entry account statements relating to the ownership of shares of Parent Common Stock) representing the number of whole shares of Parent Common Stock which such shares of Company Common Stock represented by such Certificate have been converted into the right to receive pursuant to Section 1.5(a), (ii) cash in lieu of fractional shares which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive pursuant to Section 1.5(a) and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2. Certificates previously representing shares of Company Common Stock shall be exchanged for the Merger Consideration and the other amounts specified in the immediately preceding sentence upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Merger Consideration; provided that nothing contained in this sentence shall be construed to permit the

Company or Parent to take any action with respect to the outstanding shares of Parent Common Stock or Company Common Stock, as applicable, that is expressly prohibited by the terms of this Agreement.

(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Company Common Stock that are owned by the Company as treasury stock or owned by the Company or Parent (in each case other than shares of Company Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Company or Parent in respect of debts previously contracted) shall be cancelled, retired and cease to exist and no Merger Consideration shall be delivered or exchanged therefor. Any shares of Parent Common Stock that are issued and outstanding immediately prior to the Effective Time and are owned by the Company shall be cancelled, retired and cease to exist.

1.6 Treatment of Company RSU Awards.

(a) Except as otherwise agreed between the Company and Parent, at or immediately prior to the Effective Time, with respect to each restricted stock unit award in respect of shares of Company Common Stock that is outstanding as of immediately prior to the Effective Time (a “Company RSU Award”), (i) each Company RSU Award that is subject to time-based vesting (a “Company TRSU Award”) shall automatically and without any required action on the part of the holder thereof fully vest, (ii) a pro-rated portion of each Company RSU Award that is subject to performance-based vesting (a “Company PRSU Award”) shall automatically and without any required action on the part of the holder thereof vest, with the portion that shall vest equal to the product of (A) the number of restricted stock units subject to such Company PRSU Award that would have vested based upon actual performance if the applicable performance period had ended as of the most recent fiscal quarter of the Company preceding the Closing Date or, if actual performance cannot be determined, the target number of restricted stock units subject to such Company PRSU Award and (B) a fraction, the numerator of which is the number of months in the period beginning on the first day of the applicable performance period and ending on the Closing Date and the denominator of which is the total number of months in the original applicable performance period (disregarding the effect of this Section 1.6 on the length of the performance period), and (iii) (A) each restricted stock unit in respect of each Company TRSU Award and each restricted stock unit in respect of each portion of a Company PRSU Award that so vests shall be converted into the right to receive the Merger Consideration (less the portion of the Merger Consideration in respect thereof withheld to pay applicable Taxes required to be withheld, if any, with respect to the settlement of such restricted stock units) as soon as reasonably practicable after the Effective Time and (B) each restricted stock unit in respect of each portion of a Company PRSU Award that does not vest shall be forfeited.

(b) At or prior to the Effective Time, the Company (or the Board of Directors of the Company or its compensation committee, as applicable), shall take such actions as are necessary to effectuate this Section 1.6.

1.7 Parent Common Stock. At and after the Effective Time, each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of Parent and shall not be affected by the Merger.

1.8 Certificate of Incorporation of Surviving Corporation. At the Effective Time, the Amended and Restated Certificate of Incorporation of Parent (as amended) (the “Parent Certificate”), as in effect at the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.9 Bylaws of Surviving Corporation. At the Effective Time, the Amended and Restated Bylaws of Parent (the “Parent Bylaws”), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.10 Directors and Officers of Surviving Corporation. At the Effective Time, the directors and officers of the Surviving Corporation shall be the directors and officers of Parent immediately prior to the Effective Time with such individuals to serve in such capacities until such time as their respective successors have been duly elected or appointed and qualified or the earlier of their respective death, resignation or removal.

1.11 Bank Merger. Immediately following the Merger or at such later time as Parent may determine, Territorial Savings Bank, a Hawaii state-chartered member savings bank and a wholly-owned Subsidiary of the Company (“Company Bank”), will merge (the “Bank Merger”) with and into Bank of Hope, a California state-chartered bank and a wholly-owned Subsidiary of Parent (“Parent Bank”). Parent Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Company Bank shall cease. The parties hereto agree that the Bank Merger shall become effective immediately after the Merger or at such later time as Parent may determine. The Bank Merger shall be implemented pursuant to an agreement and plan of merger, in a form to be mutually agreed upon by the parties (the “Bank Merger Agreement,”). The Company and Parent shall cause Company Bank and Parent Bank to execute such certificates of merger and articles of merger and such other agreements, documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) immediately following the Merger or at such later time as Parent may determine.

1.12 Tax Consequences. It is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354, 361 and 368 of the Code and within the meaning of Section 1.368-2(g) and 1.368-3(a) of the Treasury Regulations.

ARTICLE II

EXCHANGE OF SHARES

2.1 Parent to Make Merger Consideration Available. No later than one (1) business day prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, (i) certificates or, at Parent’s option, evidence of shares in book entry form (collectively, referred to herein as “New Certificates”), representing the shares of Parent Common Stock to be issued to holders of Company Common Stock, and (ii) cash in lieu of fractional shares (such cash and New Certificates for shares of Parent Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.5 and paid pursuant to Section 2.2 in exchange for outstanding shares of Company Common Stock.

2.2 Exchange of Shares.

(a) As promptly as practicable after the Effective Time, but in no event later than five (5) business days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of one or more Certificates representing shares of Company Common Stock immediately prior to the Effective Time that have been converted at the Effective Time into the right to receive the Merger Consideration pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration, and any cash in lieu of fractional shares, which shares of Company Common Stock represented by such Certificate or Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a New Certificate representing that number of whole shares of Parent Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the shares of Company Common Stock represented by the Certificate or Certificates surrendered pursuant to the provisions of this Article II, and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 2.2, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Certificates. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the Merger Consideration and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.

(b) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Date shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Parent Common Stock which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive.

(c) If any New Certificate representing shares of Parent Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and cash in lieu of fractional shares as provided in this Article II.

(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former stockholder of the Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of Parent Common Stock on the Nasdaq Stock Exchange as reported by the Wall Street Journal for the five (5) full trading days ending on the trading day immediately preceding the Closing Date (“Parent Common Stock Closing Price”) by (ii) the fraction of a share (rounded to the nearest one-thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for-consideration, but merely represents a mechanical rounding off for the purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of such fractional shares.

(f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of the Company for twelve (12) months after the Effective Time shall be paid to Parent. Any former stockholder of the Company that has not theretofore complied with this Article II shall thereafter look only to Parent for payment of the Merger Consideration, cash in lieu of fractional shares and any unpaid dividends and distributions on the Parent Common

Stock deliverable in respect of each former share of Company Common Stock such former stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(g) Each of Parent and the Exchange Agent shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, as the case may be, such withheld amounts (i) will be paid over by Parent or the Exchange Act to the appropriate governmental authority and (ii) will be treated for all purposes of this Agreement as having been paid to the person in respect of which the deduction and withholding was made.

(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, and any cash in lieu of fractional shares and dividends or distributions deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the disclosure schedule delivered by the Company to Parent concurrently herewith (the “Company Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections, or (b) as disclosed in any Company Reports publicly filed with or furnished to the SEC by the Company after January 1, 2023 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Parent as follows:

3.1 Corporate Organization.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is a savings and loan holding company duly registered with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the Home Owners’ Loan Act (the “HOLA”). The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed, qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Parent, the Company or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including any outbreak, continuation or escalation of war (whether or not declared), cyberattack, sabotage, act of terrorism or military action) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event or emergencies (including any law, directive or guideline issued by a Governmental Entity in response thereto), (E) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees) (it being understood and agreed that the foregoing in this subclause (E) shall not apply for purposes of the representations and warranties in Sections 3.3(b), 3.4, 3.11(n), 4.3(b) and 4.4), actions expressly required by this Agreement or actions taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (F) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred), or (G) the expenses incurred by the Company or Parent in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, as to each party, the word “Subsidiary” shall have meaning ascribed to it in Rule 1-02 of Regulation S-X promulgated by the SEC. True and complete copies of the Charter of the Company (the “Company Charter”) and Bylaws of the Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been made available by the Company to Parent.

(b) Company Bank is a state-chartered member savings bank, validly existing and in good standing under the laws of the State of Hawaii. The deposits of Company Bank are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund (the “DIF”) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due and no proceedings for the termination of such insurance are pending or threatened.

(c) Each Subsidiary of the Company (a “Company Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on the Company and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Company Subsidiary to pay dividends or distributions except, (x) in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities, or (y) as set forth in Section 3.1(c) of the Company Disclosure Schedule. Other than Company Bank and those Subsidiaries set forth in Section 3.1(c) of the Company Disclosure Schedule, there are no Company Subsidiaries. True and complete copies of the organizational documents of each Company Subsidiary as in effect as of the date of this Agreement have previously been made available by the Company to the Parent. There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of the Company other than the Company Subsidiaries.

3.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $0.01 per share. As of the date hereof, there are (i) 8,832,235 shares of Company Common Stock issued and outstanding (no shares of Company Common Stock that are unvested as of the date of this Agreement), (ii) no shares of Company preferred stock issued and outstanding, (iii) 40,224 shares of Company Common Stock subject to outstanding Company TRSU Awards, (iv) 53,473 shares of Company Common Stock subject to outstanding Company PRSU Awards (assuming satisfaction of performance goals in respect of incomplete performance periods at the target level) and (v) 80,211 shares of Company Common Stock subject to outstanding Company PRSU Awards (assuming satisfaction of performance goals in respect of incomplete performance periods at the maximum level). As of the date of this Agreement, except as set forth in the immediately preceding sentence, there are no other shares of capital stock or other equity securities of the Company issued, reserved for issuance or outstanding.

(b) All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of the Company may vote. Except as set forth on Section 3.2(b) of the Company Disclosure Schedule, no trust preferred or subordinated debt securities of the Company are issued or outstanding. Other than Company RSU Awards issued prior to the date of this agreement, there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in the Company, or contracts, commitments, understandings or arrangements by which the Company may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in the Company, or that otherwise obligate the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Company Common Stock or other equity interests of Company. No Subsidiary of the Company owns any shares of capital stock of the Company.

(c) The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances, and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable federal or state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(d) Section 3.2(d) of the Company Disclosure Schedule sets forth, for each Company RSU Award outstanding as of the date hereof, (i) the holder of such Company RSU Award, (ii) the number of shares of Company Common Stock subject to such Company RSU Award and (iii) the vesting schedule of such Company RSU Award, including any accelerated vesting provisions.

3.3 Authority; No Violation.

(a) The Company has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger and the Bank Merger) have been duly and validly approved by the Board of Directors of the Company. The Board of Directors of the Company has (i) determined that the transactions contemplated hereby, on the terms and conditions set forth in this Agreement, are advisable and in the best interests of the Company, (ii) adopted, approved and declared advisable this Agreement and the transactions contemplated hereby (including the Merger), (iii) directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s stockholders for approval at a duly called and convened meeting of such stockholders, (iv) recommended that the stockholders of the Company approve this Agreement (including the Merger) and the transactions contemplated hereby and (v) adopted and approved resolutions to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote on the Agreement (the “Requisite Company Vote”), and the adoption and approval of the Bank Merger Agreement by the Company as its sole shareholder, no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization, fraudulent transfer or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, including the Merger and the Bank Merger, nor compliance by the Company with any of the terms or provisions hereof, will (i) assuming the Requisite Company Vote is obtained, violate any provision of the Company Charter or the Company Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 and the Requisite Company Vote are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Company or any Company Subsidiary or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any Company Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any Company Subsidiary is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

(c) The Board of Directors of the Company Bank has approved the Bank Merger Agreement. The Company, as the sole shareholder of the Company Bank, has approved the Bank Merger Agreement, and the Bank Merger Agreement has been duly executed by the Company Bank and (assuming due authorization, execution and delivery by the Parent Bank) constitutes a valid and binding obligation of the Company Bank, enforceable against the Company Bank in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

3.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices with the Nasdaq Stock Exchange, (b) the filing of any required applications, filings and notices, as applicable, with the Governmental Entities and approval of such applications, filings and notices, including the Requisite Regulatory Approvals, (c) the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement in definitive form relating to the meeting of the Company’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Proxy Statement”), and of the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by Parent in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration by the SEC of the effectiveness of the S-4, (d) the filing of the Maryland Articles of Merger with the Maryland Secretary pursuant to the MGCL and the Delaware Certificate of Merger with the Delaware Secretary pursuant to the DGCL, and the filing of the Bank Merger Certificates, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and (f) the approval of the listing of such Parent Common Stock on the Nasdaq Stock Exchange, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO are necessary in connection with (i) the execution and delivery by the Company of this Agreement, (ii) the consummation by the Company of the Merger and the other transactions contemplated hereby (including the Bank Merger), (iii) the execution and delivery by the Company Bank of the Bank Merger Agreement or (iv) the consummation by the Company Bank of the Bank Merger.

3.5 Reports.

(a) The Company and each of its Subsidiaries have timely filed or furnished all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file or furnish since January 1, 2021 with (i) any state banking or financial regulatory authority, including the Division of Financial Institutions, Department of Commerce and Consumer Affairs, State of Hawaii, and the California Department of Financial Protection and Innovation, (ii) any other state authority including the Maryland Secretary and the Delaware Secretary, (iii) the SEC, (iv) the Federal Reserve Board, (v) the FDIC, (vi) any foreign regulatory authority, and (vii) any self-regulatory organization (an “SRO”) ((i) – (vii), each, a “Governmental Entity” and, collectively, the “Governmental Entities”), including, without limitation, any report, registration or statement required to be filed or furnished pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Except as set forth on Section 3.5 of the Company Disclosure Schedule (i) other than normal examinations conducted by a Governmental Entity in the ordinary course of business of the Company and its Subsidiaries, no Governmental Entity has initiated or has pending any proceeding or, to the knowledge of the Company, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2021, (ii) there is no unresolved violation, criticism, or exception by any Governmental Entity with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2021, in the case of each of clauses (i) through (iii), which is or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by the Company since January 1, 2021 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act (the “Company Reports”) is publicly available. Since January 1, 2021, no such Company Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, since January 1, 2021, all Company Reports filed or furnished under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports.

3.6 Financial Statements.

(a) The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2021, no independent public accounting firm of the Company has resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of, or in connection with, any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The financial statements of the Company Bank included in the consolidated reports of condition and income (call reports) of the Company Bank complied, as of their respective dates of filing with the FDIC, in all material respects with applicable accounting requirements and with the published instructions of the Federal Financial Institutions Examination Council with respect thereto.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (including any notes thereto) and for liabilities incurred in the ordinary course of business since December 31, 2023, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company. The Company (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act) which would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. Any such disclosures were made in writing by management to the Company’s auditor and audit committee and true, correct and complete copies of such disclosures have been made available to the Parent. To the knowledge of the Company, there is no reason to believe that the Company’s chief executive officer and chief financial officer will not be able to give the certifications required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due and for as long as this Agreement continues in existence.

(d) Since January 1, 2021, (i) neither the Company nor any Company Subsidiary, nor, to the knowledge of the Company, any director, officer, auditor, accountant, or representative of the Company or any Company Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any Company Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Board of Directors of the Company or any committee thereof or to the knowledge of the Company, to any director or officer of the Company.

(e) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company, the Company has complied with all requirements of the Coronavirus Aid, Relief, and Economic Security (CARES) Act (the “CARES Act”) and the Paycheck Protection Program administered by the Small Business Administration, including applicable guidance, in connection with its participation in the Paycheck Protection Program.

3.7 Broker’s Fees. With the exception of the engagement of Keefe, Bruyette & Woods, Inc. (“KBW”), neither the Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated by this Agreement. The Company has disclosed to Parent as of the date hereof the aggregate fees provided for in connection with the engagement by Company of KBW related to the Merger and the other transactions contemplated hereby.

3.8 Absence of Certain Changes or Events.

(a) Since December 31, 2023, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Except as disclosed on Section 3.8(b) of the Company Disclosure Schedule and in connection with the transactions contemplated by this Agreement, since December 31, 2023, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

3.9 Legal Proceedings.

(a) Except as disclosed on Section 3.9(a) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to any, and there are no pending or, to the knowledge of the Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any Company Subsidiary or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement. Company Disclosure Schedule 3.9(a) sets forth a true and complete list of all pending or threatened litigation against the Company, including lender liability and/or counterclaims, in which damages or loss could reasonably exceed $100,000.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon the Company, any of its Subsidiaries or the assets of the Company or any Company Subsidiary (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(c) Except as disclosed on Section 3.9(a) of the Company Disclosure Schedule, no claims are outstanding under any of the Company or its Subsidiaries’ insurance policies that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

(d) No claims are outstanding against the Company or its Subsidiaries for indemnification that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

3.10 Taxes and Tax Returns.

(a) Each of the Company and its Subsidiaries has duly and timely filed or caused to be filed (giving effect to all applicable extensions) all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, correct, and complete in all material respects. Neither Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business).

(b) All material Taxes of the Company and its Subsidiaries that are due have been fully and timely paid or adequate reserves therefor have been made on the financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable). Each of the Company and its Subsidiaries has withheld and paid to the relevant Governmental Entity on a timely basis all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any person.

(c) No claim has been made in writing by any Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns that the Company or such subsidiary is or may be subject to taxation by that jurisdiction.

(d) There are no Liens for Taxes on any of the assets of the Company or any Company Subsidiary other than Liens for Taxes not yet due and payable.

(e) Neither the Company nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations, investigations, or other proceedings regarding any material Tax of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries which have not been paid, settled or withdrawn or for which adequate reserves have not been established.

(f) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable year (or portion thereof) ending after the Closing Date as a result of any (i) intercompany transaction or excess loss account described in Treasury regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non- U.S. Tax law), (ii) installment sale or open transaction made on or prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) change of, or use of an improper method of, accounting for a taxable period ending on or prior to the Closing Date, or (v) “closing agreement” described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. law) entered into prior to the Closing.

(g) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (i) such an agreement or arrangement exclusively between or among the Company and its Subsidiaries or (ii) a commercial agreement not primarily related to Taxes and entered into in the ordinary course of business that contains agreements or arrangements relating to the apportionment, sharing, assignment or allocation of Taxes (such as financing agreements with Tax gross-up obligations or leases with Tax escalation provisions)). Neither the Company nor any of its Subsidiaries has (i) been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group of which the Company was the common parent) or (ii) any liability for the Taxes of any person (other than the Company or any Company Subsidiary) arising from the application of Treasury regulation section 1.1502-6, or any similar provision of state, local or non-U.S. law, as a transferee or successor, by contract or otherwise.

(h) Neither the Company nor any of its Subsidiaries has distributed stock to another person, or has had its stock distributed by another person during the two-year period ending on the date hereof that was intended to be governed in whole or in part by Section 355 of the Code.

(i) Neither the Company nor any of its Subsidiaries has engaged in any “reportable transaction” within the meaning of Treasury Regulation section 1.6011-4(b)(1).

(j) Neither the Company nor any of its Subsidiaries has (i) deferred, extended or delayed the payment of the employer’s share of any “applicable employment taxes” under Section 2302 of the CARES Act or any “applicable taxes” under IRS Notice 2020-65, (ii) claimed any Tax credits under both (a) Sections 7001 through 7005 of the Families First Coronavirus Response Act (Public Law 116-127) and (b) Section 2301 of the CARES Act, or (iii) sought, nor intends to seek, a covered loan under paragraph (36) of Section 7(a) of the Small Business Act (15 U.S.C. 636(a)), as added by Section 1102 of the CARES Act.

(k) Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency.

(l) Neither the Company nor any of its Subsidiaries uses the reserve method of accounting for bad debts described in Section 585(a)(1) of the Code.

(m) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code §897(c)(2) during the applicable period specified in Code §897(c)(1)(A)(ii).

(n) Except as set forth on Section 3.10(n) of the Company Disclosure Schedule, each of the Company and its Subsidiaries is an association treated as a corporation under Treasury Regulation section 301.7701-2(b)(2).

(o) No private letter rulings (or other similar ruling), requests for such rulings, gain recognition agreements or closing agreements have been entered into with or issued by, or are pending with, any Governmental Entity with respect to Company or any of its Subsidiary.

(p) As used in this Agreement, the term “Tax” or “Taxes” means any federal, state, local, or non-U.S. income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, escheat and unclaimed property, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

(q) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11 Employees and Employee Benefit Plans.(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, retirement, savings, supplemental retirement, restoration, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored by, or required to be contributed to, the Company or any Company Subsidiary for the benefit of any current or former employee, officer, director or individual independent contractor of the Company or any Company Subsidiary or any of their respective dependents or beneficiaries.

(b) The Company has heretofore made available to Parent true and complete copies of (i) each Company Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description required under ERISA with respect to such Company Benefit Plan, (B) the most recent annual report (Form 5500) filed with the Internal Revenue Service (“IRS”), (C) the most recently received IRS determination letter relating to such Company Benefit Plan, and (D) the most recently prepared actuarial report for each Company Benefit Plan.

(c) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.

(d) Section 3.11(d) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Company Qualified Plans”). The IRS has issued a favorable determination letter or advisory opinion, as applicable, with respect to each Company Qualified Plan and the related trust, which letter or opinion has not been revoked (nor to the knowledge of the Company has revocation been threatened), and, to the knowledge of the Company, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Company Qualified Plan or the related trust.

(e) Except as set forth on Section 3.11(e) of the Company Disclosure Schedule, no Company Benefit Plan is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code, and during the immediately preceding six (6) years, no Controlled Group Liability has been incurred by the Company or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of the Company, no condition exists that presents a material risk to the Company or its ERISA Affiliates of incurring any such liability. For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA or (iii) under Section 412 of the Code. For purposes of this Agreement, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(f) With respect to the plan disclosed on Section 3.11(e) of the Company Disclosure Schedule (the “Defined Benefit Pension Plan”), there has been no reportable event (within the meaning of Section 4043(c) of ERISA), or any event requiring disclosure under Section 4063(a) or 4041(c) of ERISA, and the transactions contemplated by this Agreement will not give rise to any such event. There has been no event or condition which presents a material risk of termination of the Defined Benefit Pension Plan by the Pension Benefit Guaranty Corporation, and no circumstances exist that constitute grounds under Section 4042 of ERISA entitling the Pension Benefit Guaranty Corporation to institute any such proceeding. Further, no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, exists with respect to the Defined Benefit Pension Plan, nor has there been any lien imposed under Section 412(n) of the Code with respect to the Defined Benefit Pension Plan. Except as set forth on Section 3.11(f) of the Company

Disclosure Schedule, the fair market value of assets available for benefits under the Defined Benefit Pension Plan exceeds the present value of accumulated vested and nonvested accrued benefits under the Defined Benefit Pension Plan, and also, on a plan termination basis, exceeds the value of “benefit liabilities” under the Defined Benefit Pension Plan within the meaning of Section 4001(a)(16) of ERISA. Neither the Company nor any of its Subsidiaries nor ERISA Affiliates is required to provide security to the Defined Benefit Pension Plan under Section 401(a)(29) of the Code.

(g) None of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, sponsored, maintained, contributed to or been obligated to contribute to (i) any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA, (ii) a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), or (iii) a plan that is subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code.

(h) The Company Common Stock owned by the Territorial Savings Bank Amended and Restated Employee Stock Ownership Plan (the “ESOP”) and the Territorial Savings Bank 401(k) Plan (the “401(k) Plan”) at all times prior to the Reorganization have been “employer securities” under Section 407(d)(1) of ERISA and Section 409(l) of the Code and “qualifying employer securities” for purposes of Section 407(d)(5) of ERISA and Section 4975(e)(8) of the Code. The 401(k) Plan and the ESOP have complied with the diversification requirements of their plan documents and Sections 401(a)(28)(B) and 401(a)(35) of the Code as applicable.

(i) Except with respect to the initial loan from the Company to the ESOP dated July 10, 2009 (the “ESOP Loan”), there is no existing indebtedness of the ESOP and all shares of Company Common Stock held by the ESOP, other than the shares which remained pledged as collateral for the ESOP Loan (the “ESOP Unallocated Shares”), have been allocated to ESOP participants.

(j) The ESOP is now and at all times since its inception has been designed to be an employee stock ownership plan described in Section 4975(e)(7) of the Code and the regulations thereunder and to include a tax-exempt trust within the meaning of Section 501(a) of the Code. Each purchase or sale of Company Common Stock by the ESOP was determined to be in the interests of, and fair from a financial point of view to, the participants and beneficiaries in the ESOP by the ESOP’s trustee. Each loan incurred by the ESOP has satisfied the requirements of Section 408(b)(3) of ERISA and Section 4975(d)(3) of the Code. The purchase price paid by the ESOP each time Company Common Stock was purchased by the ESOP did not exceed “adequate consideration” (as defined in Section 3(18) of ERISA and the regulations issued thereunder) for such Company Common Stock. With respect to the ESOP, (i) all the Company contributions to the ESOP were deductible under Section 404 of the Code for the year made; (ii) the voting requirements of the ESOP and Section 409(e) of the Code and the valuation requirements of Section 408(e) of ERISA have always been complied with; (iii) no allocations were ever made in violation of Section 409(n) of the Code; and (iv) the ESOP has never been subject to Section 409(p) of the Code.

(k) Except as set forth on Section 3.11(k) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries sponsors any employee benefit plan or has any obligation with respect to an arrangement that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired or former employees or their beneficiaries or dependents, except as required by Section 4980B of the Code.

(l) All contributions required to be made to any Company Benefit Plan by applicable law or by any plan document, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company, except as either individually or in the aggregate, would not reasonably be expected to result in any material liability to the Company and its Subsidiaries.

(m) There are no pending or, or to the knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the knowledge of the Company, no set of circumstances exists that would reasonably be expected to give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefit Plans or the assets of any of the trusts under any of the Company Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to the Company and its Subsidiaries. Except as set forth on Section 3.11(m) of the Company Disclosure Schedule, no prohibited transactions (within the meaning of Section 406 of ERISA and Code Section 4975(c)) have occurred with respect to the Company Benefit Plan for which an exemption is not available, and no fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of the Company Benefit Plan. There are no voluntary correction requests in process with the U.S. Department of Labor, the IRS or any other Governmental Entity. The Company has satisfied all fiduciary duties in the selection and oversight of each Company Benefit Plan fiduciary, including each of the current and prior trustees of the ESOP and the 401(k) Plan.

(n) Except as set forth on Section 3.11(n) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in, cause the vesting, exercisability or delivery of, or increase the amount or value of, any benefits under any Company Benefit Plan, (ii) cause the Company or any Company Subsidiary to transfer or set aside any assets to fund any benefits under any Company Benefit Plan, (iii) result in any limitation on the right of the Company or any Company Subsidiary to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust or (iv) result in any payment or benefit that may, individually or in combination with any other payment or benefit, be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code. The Company has made available to Parent a copy of true, complete and correct copy of the most recent calculations performed by or on behalf of the Company under Section 280G of the Code in relation to the transactions contemplated by this Agreement.

(o) Except as set forth on Section 3.11(o) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or 4999 of the Code.

(p) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2021, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2021, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(q) Except as set forth in Section 3.11(q) of the Company Disclosure Schedule, each of the Company and its Subsidiaries is and during the past three (3) years has been in compliance, in all material respects, with all applicable laws governing the employment of labor, including all contractual commitments and all such laws relating to discrimination or harassment in employment; terms and conditions of employment; termination of employment; wages; overtime classification; hours; meal and rest breaks; occupational safety and health; plant closings; employee whistle-blowing; immigration and employment eligibility verification; employee privacy; defamation; background checks and other consumer reports regarding employees and applicants; employment practices; negligent hiring or retention; affirmative action and other employment-related obligations on federal contractors and subcontractors; classification of employees, consultants and independent contractors; labor relations; collective bargaining; unemployment insurance; the collection and payment of withholding and/or social security taxes and any similar tax; employee benefits; and workers’ compensation (collectively, “Employment Matters”).

(r) There are no pending or, to the knowledge of the Company, threatened labor grievances, lawsuits, arbitrations, administrative charges, controversies, or unfair labor practice claims by any employee, independent contractor, former employee, or former independent contractor of the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Authority or arbitration board or panel relating to any Employment Matters, nor are there any pending, or to the knowledge of the Company, threatened investigations or audits by any Governmental Authority relating to any Employment Matters of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to any Employment Matters. There are no pending or, to the knowledge of the Company, threatened strikes or other material labor disputes against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries and, to the knowledge of the Company, there are no organizing efforts by any union or other group seeking to represent any employees of the Company and its Subsidiaries. No labor union, trade union, labor organization or group of employees of the Company or any of its Subsidiaries has made a pending demand (in writing) for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority.

(s) Each of the Company and its Subsidiaries: (i) has taken reasonable steps to properly classify and treat all of their employees as “employees” and independent contractors as “independent contractors”; (ii) has taken reasonable steps to properly classify and treat all of their employees as “exempt” or “nonexempt” from overtime requirements under applicable law; (iii) has maintained legally adequate records regarding the service of all of their employees, including, where required by applicable law, records of hours worked; (iv) is not delinquent in any material payments to, or on behalf of, any current or former employees or independent contractors for any services or amounts required to be reimbursed or otherwise paid; (v) has withheld, remitted, and reported all material amounts required by law or by agreement to be withheld, remitted, and reported with respect to wages, salaries and other payments to any current or former independent contractors or employees; and (vi) is not liable for any material payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority with respect to unemployment compensation benefits, social security or other benefits or obligations for any current or former independent contractors or employees (other than routine payments to be made in the ordinary course of business and consistent with past practice).

(t) Since January 1, 2021, neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries; and neither the Company nor any of its Subsidiaries has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law. Except as set forth in Section 3.11(t) of the Company Disclosure Schedule, no employee of the Company or any of its Subsidiaries has suffered an “employment loss” (as defined in the WARN Act) within the past six (6) months.

(u) Each employee of the Company or any of its Subsidiaries is (i) a United States citizen, (ii) a United States national, (iii) a lawful permanent resident of the United States, or (iv) an alien authorized to work in the United States either specifically for the Company or one of its Subsidiaries or for any United States employer. The Company or one of its Subsidiaries has completed a Form I-9 (Employment Eligibility Verification) for each employee hired, and each such Form I-9 has since been updated as required by applicable law and, to the knowledge of the Company, is correct and complete. For each employee of the Company or any of its Subsidiaries employed in the United States, an authorized official of the Company or one of its Subsidiaries has reviewed the original documentation relating to the identity and employment authorization of such employee in compliance with applicable law and such documentation appeared, to such official, to be genuine on its face and to relate to the employee presenting such documentation.

(v) Section 3.11(v)(i) of the Company Disclosure Schedule sets forth a true, correct and complete listing, as of the date specified therein, of the name of each individual employed by the Company or any of its Subsidiaries, together with such employee’s position or function; annual base salary or wage; status as “exempt” or “nonexempt” for employment classification purposes; accrued leave as of the date specified therein; any incentive or bonus arrangements with respect to such employee; and any severance potentially payable to such employee upon termination of employment. Company has provided or made available to Parent a true, correct and complete listing, as of the date specified therein, of the name of each individual engaged by the Company or any of its Subsidiaries as an independent contractor, together with such individual’s compensation arrangement with the Company or any of its Subsidiaries and whether such individual has entered into a written agreement regarding his or her contractor engagement. Except as set forth in Section 3.11(a) of the Company Disclosure Schedule, the employment of each employee of the Company or any of its Subsidiaries and the engagement of each independent contractor of the Company or any of its Subsidiaries is terminable at will by the Company or the applicable Subsidiary without any penalty, liability, severance obligation incurred by the Company or any of its Subsidiaries.

(w) To the knowledge of the Company, (i) no employee or independent contractor of the Company or any of its Subsidiaries is in violation of any term of any employment contract, consulting contract, non-disclosure agreement, common law non-disclosure obligation, non-competition agreement, non-solicitation agreement, proprietary information agreement or any other agreement relating to confidential or proprietary information, intellectual property, competition, or related matters (“Restrictive Covenant”); and (ii) the continued employment by the Company and its Subsidiaries of their respective employees, and the performance of the contracts with the Company and its Subsidiaries by their respective independent contractors, will not result in any such violation. Neither the Company nor any of its Subsidiaries has received any notice alleging that any such violation has occurred within the past five (5) years.

(x) Except as set forth on Section 3.11(x) of the Company Disclosure Schedule, (i) to the knowledge of the Company, no written allegations of sexual or racial harassment or sexual or race-based misconduct have been made since January 1, 2021 against any Company Insiders, (ii) since January 1, 2021, neither the Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any Company Insiders, and (iii) there are no proceedings currently pending or, to the knowledge of the Company, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any Company Insiders.

3.12 Compliance with Applicable Law. The Company and each of its Subsidiaries hold, and have held at all times since January 1, 2021, all charters, licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company, and, to the knowledge of the Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. The Company and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable federal, state, local or foreign law, statute, order, constitution, treaty, convention, ordinance, code, decree, rule, regulation, judgment, writ, injunction, policy, permit, authorization or common law or agency requirement (“Laws”) of any Governmental Entity relating to the Company or any Company Subsidiary, including, without limitation, all Laws related to data protection or privacy, the USA PATRIOT Act, any laws, regulations or sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act (“CRA”), the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy

Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law including those relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act, and all agency requirements relating to the origination, funding, sale and servicing of mortgage, installment and consumer loans. Each of the Company’s Subsidiaries that is an insured depository institution is “well-capitalized” (as that term is defined in the relevant regulation of the institution’s primary federal bank regulator) and has a CRA rating of “satisfactory” and there are no facts or circumstances (and such Subsidiary has not been advised of any such facts or circumstances) that exist that would cause such Subsidiary to be deemed: (i) not to be in satisfactory compliance in any material respect with CRA, and the regulations promulgated thereunder; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder. Neither the Company nor any Subsidiary has been informed that its status as “well-capitalized” or “satisfactory” for CRA purposes, as applicable, will change within one year. Without limitation, none of the Company or any Company Subsidiary, or to the knowledge of the Company, no director, officer, employee, agent or other person acting on behalf of the Company or any Company Subsidiary has, since January 1, 2019, directly or indirectly, (a) used any funds of the Company or any Company Subsidiary for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any Company Subsidiary, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of the Company or any Company Subsidiary, (e) made any fraudulent entry on the books or records of the Company or any Company Subsidiary, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or any Company Subsidiary, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or any Company Subsidiary, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Company: since January 1, 2019, (i) the Company and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of the Company, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

3.13 Certain Contracts.

(a) Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or bound by any contract, agreement, arrangement, commitment or understanding (whether written or oral):

(i) with respect to the employment of any directors, officers, or employees that requires the payment of more than $100,000 annually in total cash compensation which is not terminable on sixty (60) or fewer days’ notice by the Company or a Subsidiary without the payment of severance;

(ii) that, upon the execution or delivery of this Agreement, the Company stockholder approval of this Agreement as contemplated hereby or the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any cash payment (whether of severance pay or otherwise) becoming due from Parent, the Company, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof;

(iii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC), and, notwithstanding Section 3.13(a) of the Company Disclosure Schedule, there is no such material contract other than those documents, agreements or arrangements filed with the Company Reports pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC;

(iv) that contains a non-compete or client or customer non-solicit requirement (which for the avoidance of doubt shall not include any employee non-solicit requirement) or any other provision that materially restricts the conduct of any line of business by the Company or any of its affiliates or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business;

(v) with or to a labor union or guild (including any collective bargaining agreement);

(vi) except as required pursuant to Section 1.6, any of the benefits of which (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the execution and delivery of this Agreement, stockholder approval of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(vii) that relates to the incurrence of indebtedness for borrowed money by the Company or any Company Subsidiary (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Banks and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) in the principal amount of $250,000 or more including any sale and leaseback transactions, capitalized leases and other similar financing transactions;

(viii) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(ix) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $150,000 per annum (other than any such contracts which are terminable by the Company or any Company Subsidiary on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice); or

(x) that involves aggregate payments or receipts by or to the Company or any Company Subsidiary in excess of $150,000 in any twelve-month period, other than those terminable on sixty (60) days or less notice without payment by the Company or any Subsidiary of the Company of any material penalty.

Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a) whether or not set forth in the Company Disclosure Schedule, is referred to herein as a “Company Contract”, and neither the Company nor any of its Subsidiaries has received notice of, any material violation of any Company Contract by any of the parties thereto.

(b) The Company has made available to the Parent a true, correct and complete copy of each written Company Contract and each written amendment to any Company Contract. Section 3.13(b) of the Company Disclosure Schedule sets forth a true, correct and complete description of any oral Company Contract and any oral amendment to any Company Contract.

(c) Each Company Contract is valid and binding on Company or one of its Subsidiaries, as applicable, and is in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company. Each Company Contract is enforceable against the Company or the applicable Subsidiary and, to the knowledge of the Company, the counterparty thereto (except as may be limited by the Enforceability Exceptions). The Company and each of its Subsidiaries has in all material respects performed all material obligations required to be performed by it under each Company Contract. To the knowledge of the Company, each third-party counterparty to each Company Contract has in all material respects performed all obligations required to be performed by it under such Company Contract, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any Company Subsidiary under any such Company Contract. Neither the Company nor any Subsidiary of the Company has received or delivered any notice of cancellation or termination of any Company Contract.

3.14 Agreements with Governmental Entities. Subject to Section 9.14, and except as set forth in Section 3.14 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, supervisory agreement, consent agreement or memorandum of understanding or similar agreement in effect with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2021, a recipient of any supervisory letter from, or since January 1, 2021, has adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has the Company or any Company Subsidiary been advised in writing or, to the knowledge of the Company, orally, since January 1, 2021, by any Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement, nor does the Company believe that any such Company Regulatory Agreement is likely to be initiated, ordered or requested. The Company and its Subsidiaries are in compliance in all material respects with each Company Regulatory Agreement to which it is a party or is subject. The Company and its Subsidiaries have not received any notice from any Governmental Entity indicating that the Company or its Subsidiaries is not in compliance in any material respect with any Company Regulatory Agreement.

3.15 Risk Management Instruments. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of the Company, any of its Subsidiaries or for the account of a customer of the Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Entity and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of the Company or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect and (b) the Company and each of its Subsidiaries have duly performed all of their obligations thereunder to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.16 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, or except as set forth in Section 3.16 of the Company Disclosure Schedule, the Company and its Subsidiaries are, to the knowledge of the Company, in compliance, and have complied since January 1, 2021, with each federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of Company any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on the Company or any Company Subsidiary of any liability or obligation arising under any Environmental Law, pending or threatened against the Company, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. To the knowledge of the Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. The Company is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of understanding by or with any Governmental Entity or other third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company.

3.17 Investment Securities and Commodities.

(a) Each of the Company and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the financial statements included in the Company Reports or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.

(b) The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses, and the Company and its Subsidiaries have, since January 1, 2021, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, the Company has made available to the Parent the material terms of such policies, practices and procedures.

3.18 Real Property.

(a) Section 3.18(a) of the Company Disclosure Schedule sets forth, as of the date hereof, a true, correct and complete list of all the real property owned by the Company and its Subsidiaries (collectively, “Company Owned Properties”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company has good and marketable title to all Company Owned Property (except properties sold or otherwise disposed of in accordance with Sections 5.1 and 5.2, free and clear of all Liens, and except statutory Liens securing payments not yet due, Liens for real property Taxes and other governmental charges and assessments not yet due and payable or that are being contested in good faith by appropriate proceedings, and Liens of carriers, warehouseman, mechanics and materialmen and other like Liens arising in the ordinary course of business and where the underlying obligations are not delinquent, excluding, however, any of which are recorded against the Company Owner Properties), easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”).

(b) Section 3.18(b) of the Company Disclosure Schedule sets forth as of the date hereof, a true, correct and complete list of all the real estate leases, subleases, licenses and occupancy agreements (together with any amendments, modifications, supplements, replacements, restatements and guarantees thereof or thereto, including any oral amendments) to which the Company or any Company Subsidiary is a party with respect to all real property leased, subleased, licensed or otherwise used or occupied by the Company or any Company Subsidiary on the date hereof (collectively, the “Company Leased Real Property”), whether in the Company’s or any of its Subsidiaries’ capacity as lessee, sublessee, licensee, lessor, sublessor or licensor, as the case may be

(the “Company Real Estate Leases”). The Company or its Subsidiaries has valid leasehold interests in the Company Leased Real Property, free and clear of all Liens, except Permitted Encumbrances. Except as set forth in Section 3.18(c) of the Company Disclosure Schedule, each Company Real Estate Lease is (i) valid, binding and in full force and effect without material default thereunder by the lessee or, to the knowledge of the Company, the lessor, to the knowledge of the Company, no lessor has made a claim of any breach or default by the Company or any Company Subsidiary, and (ii) enforceable against the Company or the applicable Subsidiary and, to the knowledge of the Company, the counterparty thereto (except as may be limited by the Enforceability Exceptions). The Company and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it under each Company Real Estate Lease, and to the knowledge of the Company, each counterparty to each Company Real Estate Lease has in all material respects performed all obligations required to be performed by it under such Company Real Estate Lease, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of the Company or any Company Subsidiary under any Company Real Estate Lease or, to the knowledge of the Company, no event or condition exists which constitutes, or after notice or lapse of time or both, will constitute a material default on the part of a Company lessor. The Company has made available to the Parent a true, correct and complete copy of each written Company Real Estate Lease and each written amendment to any Company Real Estate Lease.

(c) Neither the Company nor any of its Subsidiaries has leased, subleased, licensed or otherwise granted any person a right to use or occupy all or any portion of any Company Owned Property or Company Leased Real Property except as set forth in Section 3.18(c) of the Company Disclosure Schedule. There are no pending or, to the knowledge of the Company, threatened condemnation proceedings against the Company Owned Property or Company Leased Real Property.

3.19 Intellectual Property; Computer Systems.

(a) The Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, or except as set forth in Section 3.19(a) of the Company Disclosure Schedule, (a) (i) to the knowledge of the Company, the use of any Owned Intellectual Property by the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person, and the use of any Licensed Intellectual Property is in accordance with any applicable license pursuant to which the Company or any Company Subsidiary acquired the right to use any such Licensed Intellectual Property, and (ii) to the knowledge of the Company, no person has asserted in writing to the Company that the Company or any Company Subsidiary has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (b) no person is challenging or, to the knowledge of the Company, infringing on or otherwise violating, any right of the Company or any Company Subsidiary with respect to any Owned Intellectual Property, and (c) the Company and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Owned Intellectual Property by the Company and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyright registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof. “Owned Intellectual Property” means Intellectual Property owned by the Company or the Parent or their respective Subsidiaries, as applicable, necessary for the conduct of their respective business as currently conducted. “Licensed Intellectual Property” means Intellectual Property licensed by the Company or the Parent or their respective Subsidiaries, as applicable, necessary for the conduct of their respective business as currently conducted.

(b) The computer, information technology and data processing systems, facilities and services used by the Company or any Company Subsidiary, including all software, hardware, networks, communications facilities, platforms and related systems and services (collectively, the “Company Systems”), are sufficient for the conduct of the respective businesses of the Company and Company Subsidiaries as currently conducted and the Company Systems are in sufficiently good working condition to effectively perform all computing, information technology and data processing operations reasonably necessary for the operation of the respective businesses of the Company and Company Subsidiaries as currently conducted, in each case, except for such failures to be reasonably sufficient or in sufficiently good working condition, or except as set forth in Section 3.19(b) of the Company Disclosure Schedule. The Company and Company Subsidiaries have taken and implemented commercially reasonable steps and safeguards (i) to protect Company Systems from unauthorized access and from disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that permit or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, software, data or other materials and (ii) for the purpose of reasonably mitigating the risks of Data Breaches. Each of the Company and Company Subsidiaries has implemented commercially reasonable appropriate backup and disaster recovery policies, business continuity plans, and incident response plans, which include procedures and systems consistent with generally accepted industry standards that reasonably mitigate the risk of any disruption to the operation of the respective businesses of the Company and Company Subsidiaries as currently conducted.

(c) Each of the Company and Company Subsidiaries has (i) been in material compliance with all applicable Law relating to Personally Identifiable Information, privacy, data security, cardholder data (including without limitation the Payment Card Industry Data Security Standards), telephone and text message communication and marketing, including privacy and security provisions of generally applicable Laws, (ii) contractually obligated all third party service providers to comply with obligations in 3.19(c)(i) and conducted commercially appropriate due diligence on such third party service providers before allowing them to access Personally Identifiable Information, (iii) complied in all material respects with all of its published privacy and data security policies and internal privacy and data security policies and guidelines, including with respect to the collection, storage, transmission, transfer, disclosure, destruction and use of information or data relating to an identified or identifiable natural, individual person (“Personally Identifiable Information”), and (iv) taken commercially reasonable measures to protect Personally Identifiable Information in its possession or control against Data Breaches, loss, damage, and unauthorized access, use, modification, or other misuse.

(d) Except as set forth in Section 3.19(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries have (i) to the knowledge of the Company, suffered any actual unauthorized access, including accidental or unlawful destruction, loss, alteration, disclosure of, or access to such Company Systems or Personally Identifiable Information to Company Systems or Personally Identifiable Information in its possession or control or processed on behalf of Company (“Data Breach”), (ii) received any written notice, request or other communication from any supervisory authority or any regulatory authority relating to any Data Breach or material breach or alleged material breach of their obligations under Laws related to data protection and/or privacy, (iii) received any written claim, complaint or other communication from any data subject or other person claiming a right to compensation under (or alleging breach of ) any applicable Laws related to data protection and/or privacy or a Data Breach or (iv) to the knowledge of the Company, experienced circumstances that could reasonably be expected to give rise to any of the consequences in the foregoing subclauses (i)-(iii) (inclusive).

(e) Each of the Company and Company Subsidiaries is and has been in material compliance with the Graham-Leach-Bliley Act and the Fair Credit Reporting Act.

3.20 Related Party Transactions. Except as set forth in Section 3.20 of the Company Disclosure Schedule, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, agreements, arrangements or understandings (other than (i) for payment of salaries and bonuses in the ordinary course of business for services rendered in the ordinary course of business, (ii) reimbursement of customary and reasonable expenses incurred on behalf of the Company and its Subsidiaries in the ordinary course of business in accordance with the bona fide expense reimbursement policies of the Company made available to the Parent, (iii) benefits due under any Company Benefit Plan and (iv) loans that are not disclosed past due, nonaccrual or troubled debt restructurings in the financial statements of the Company and its Subsidiaries that (x) were made in the ordinary course of business of the Company or its Subsidiaries, (y) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the Company or its Subsidiaries and (z) did not involve more than normal risk of collectability or present other unfavorable features), between or among (a) the Company or any Company Subsidiary, on the one hand, and (b) (i) any (x) current or former director, president, vice president in charge of a principal business unit, division or function (such as sales, administration or finance), or other officer or person who performs a policy-making function, in each case, of the Company or any Company Subsidiary or (y) person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Company Common Stock or (ii) any affiliate or immediate family member of any person referenced in clause (y), on the other hand.

3.21 State Takeover Laws. The Board of Directors of the Company has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions Sections 3-602 and 3-702 of the MGCL and any similar “moratorium,” “control share,” “fair price,” “takeover” or “interested stockholder” law (any such laws, “Takeover Statutes”).

3.22 Reorganization. The Company has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23 Opinion of Financial Advisor. Prior to the execution of this Agreement, the Board of Directors of the Company has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of KBW to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to the holders of Company Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

3.24 Company Information. The information relating to the Company and its Subsidiaries which is provided by the Company or its representatives specifically for inclusion in the Proxy Statement and the S-4, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portion of the Proxy Statement (except for such portions thereof that relate only to the Parent or any Parent Subsidiary) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

3.25 Loan Portfolio.

(a) Except as set forth in Section 3.25(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans ”) with any borrower (each, a “Borrower”) in which the Company or any Subsidiary of the Company is a creditor which as of December 31, 2023, had an outstanding balance plus unfunded commitments, if any (collectively, the “Total Borrower Commitment”), of $100,000 or more and under the terms of which the Borrower was, as of December 31, 2023, over ninety (90) days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or 5% or greater stockholder of the Company or any Company Subsidiary, or to the knowledge of the Company, any affiliate of any of the foregoing. Set forth in Section 3.25(a) of the Company Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of the Company and its Subsidiaries that, as of December 31, 2023, were classified by the Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,”

“Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of the Company or any Company Subsidiary that, as of December 31, 2023, is classified as “Other Real Estate Owned” and the book value thereof.

(b) Section 3.25(b) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of December 31, 2023, of each Loan of the Company or any Company Subsidiary that is structured as a participation interest in a Loan originated by another person (each, a “Loan Participation”) including with respect to each such Loan Participation, the originating lender of the related Loan, the outstanding principal balance of the related Loan, the amount of the outstanding principal balance represented by the Loan Participation and the identity of the borrower of the related Loan.

(c) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, each Loan of the Company and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of the Company and its Subsidiaries as secured Loans, has been secured by valid Liens, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(d) Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on the Company, each outstanding Loan of the Company or any Company Subsidiary (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of the Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(e) None of the agreements pursuant to which the Company or any Company Subsidiary has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(f) There are no outstanding Loans made by the Company or any Company Subsidiary to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of the Company or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(g) Since January 1, 2021, neither the Company nor any of its Subsidiaries has been subject to any fine, suspension, settlement, contract or other understanding or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.

3.26 Insurance.

(a) The Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of the Company reasonably has determined to be prudent and consistent with industry practice, and the Company and its Subsidiaries are in compliance in all material respects with their insurance policies, each of which is listed in Section 3.26(a) of the Company Disclosure Schedule, and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Company and its

Subsidiaries, the Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

(b) Section 3.26(b) of the Company Disclosure Schedule sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by Company Bank or its Subsidiaries, including the value of its BOLI. The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in Company Reports in accordance with GAAP.

3.27 Subordinated Indebtedness. The Company has performed, or has caused its applicable Subsidiary to perform, all of the obligations required to be performed by it and its Subsidiaries and is not in default under the terms of the indebtedness or other instruments related thereto set forth on Section 3.2 of the Company Disclosure Schedule, including any indentures, junior subordinated debentures or trust preferred securities or any agreements related thereto.

3.28 Trust Business. Except as set forth on Section 3.28 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has administered any account for which it acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator, or investment advisor.

3.29 Mortgage Banking Activities. Since January 1, 2021, all Mortgage Loans have been originated, processed, underwritten, closed, funded, insured, sold or acquired, serviced and subserviced (including all loan application, loss mitigation, loan modification, foreclosure and real property administration activities), and all disclosures required by applicable law made by the Company or any Company Subsidiary in connection with the Mortgage Loans have been provided to the borrowers thereof, in each case, in accordance with all applicable law in all material respects; (ii) no Mortgage Loans were originated by any person other than the Company or one of its Subsidiaries; (iii) no fraud or material error, material omission, material misrepresentation, material mistake or similar occurrence has occurred on the part of the Company or its Subsidiaries or, to the knowledge of the Company, any third-party servicer in connection with the origination or servicing of any of the Mortgage Loans; and (iv) other than obligations to repurchase that are customary for the mortgage business, neither the Company nor any of its Subsidiaries has any obligation or potential obligation to, repurchase or re-acquire from any person any Mortgage Loan or any collateral securing any Mortgage Loan, whether by Contract or otherwise. “Mortgage Loan” means any and all Loans secured by one (1) to four (4) family residential properties, mixed use properties (but only to the extent subject to the United States Department of Housing and Urban Development’s 203(k) program), Loans secured by interests in cooperatives, condominium units and units in planned unit developments owned, originated (or in the process of origination), made, entered into, serviced or subserviced by the Company or its Subsidiaries at any time, including and real property acquired in connection with the default of any mortgage loan.

3.30 Regulatory Approvability. To the knowledge of the Company, there is no reason which would prevent obtaining all Requisite Regulatory Approvals required to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger.

3.31 No Other Representations or Warranties.

(a) Except for the representations and warranties made by the Company in this Article III, neither the Company nor any other person makes any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company nor any other person makes or has made any representation or warranty to Parent or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its

Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by the Company in this Article III, any oral or written information presented to Parent or any of its affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b) The Company acknowledges and agrees that neither Parent nor any other person has made or is making any express or implied representation or warranty with respect to the Parent, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, other than those contained in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Except (a) as disclosed in the disclosure schedule delivered by Parent to the Company concurrently herewith (the “Parent Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Parent that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections, or (b) as disclosed in any Parent Reports publicly filed with or furnished to the SEC by Parent after January 1, 2023 and prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Parent hereby represents and warrants to the Company as follows:

4.1 Corporate Organization.

(a) Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a bank holding company duly registered with the Federal Reserve Board under the BHC Act. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Parent is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent. True and complete copies of the Parent Certificate and the Parent Bylaws, as in effect as of the date of this Agreement, have previously been made available by Parent to the Company.

(b) Parent Bank is a California state-chartered nonmember bank, validly existing and in good standing under the laws of the State of California. The deposit accounts of each Subsidiary of the Parent that is an insured depository institution are insured by the FDIC through the DIF to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due and no proceedings for the termination of such insurance are pending or threatened.

(c) Each Subsidiary of Parent (a “Parent Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, in good standing in all jurisdictions (whether federal, state, local or foreign)

where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on the Parent, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of the Parent to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. There are no Subsidiaries of the Parent other than Parent Bank that have or are required to have deposit insurance. Section 4.1(c) of the Parent Disclosure Schedule sets forth a true and complete list of all Subsidiaries of the Parent as of the date hereof. True and complete copies of the organizational documents of each Parent Subsidiary as in effect as of the date of this Agreement have previously been made available by the Parent to the Company. There is no person whose results of operations, cash flows, changes in stockholders’ equity or financial position are consolidated in the financial statements of the Parent other than the Parent Subsidiaries.

4.2 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Parent consists of 150,000,000 shares of Parent Common Stock. As of the date hereof, there are (i) 120,611,359 shares of Parent Common Stock issued and outstanding, including approximately 1,234,311 shares granted in respect of outstanding awards of restricted Parent Common Stock, and (ii) approximately 246,233 shares of Parent Common Stock issued or reserved for issuance and future grants under Parent equity incentive plans. As of the date of this Agreement, except as set forth in the immediately preceding sentence, there are no other shares of capital stock or other equity securities of Parent issued, reserved for issuance or outstanding.

(b) All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of Parent may vote. Except as set forth on Section 4.2(a) of the Parent Disclosure Schedule, no trust preferred or subordinated debt securities of Parent are issued or outstanding. As of the date of this Agreement there are no outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in Parent, or contracts, commitments, understandings or arrangements by which Parent may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in Parent, or that otherwise obligate Parent to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Parent Common Stock or other equity interests of Parent.

(c) Parent owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Parent Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable federal or state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Parent Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.

(a) Parent has full corporate power and authority to execute and deliver this Agreement and, subject to the stockholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the Merger and the Bank Merger) have been duly and validly approved by the Board of Directors of Parent. Except for the adoption and approval of the Bank Merger Agreement by Parent as Parent Bank’s sole shareholder (the “Parent Approval”), no other corporate proceedings on the part of Parent (including any vote of the stockholders of Parent) are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Parent Common Stock to be issued in the Merger have been validly authorized and, when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Parent will have any preemptive right or similar rights in respect thereof.

(b) Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, including the Merger and the Bank Merger, nor compliance by Parent with any of the terms or provisions hereof, will (i) violate any provision of the Parent Certificate, the Parent Bylaws, or (ii) assuming that the consents and approvals referred to in Section 4.4 and the Parent Approval is duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any Parent Subsidiary under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any Parent Subsidiary is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent.

(c) The Board of Directors of Parent Bank has approved the Bank Merger Agreement. The Parent, as the sole shareholder of Parent Bank, has approved the Bank Merger Agreement, and the Bank Merger Agreement has been duly executed by Parent Bank and (assuming due authorization, execution and delivery by the Company Bank) constitutes a valid and binding obligation of Parent Bank, enforceable against Parent Bank in accordance with its terms (except in all cases as may be limited by the Enforceability Exceptions).

4.4 Consents and Approvals. Except for (a) the filing of applications, filings and notices with the Nasdaq Stock Exchange, (b) the filing of applications, filings and notices, as applicable, with any Governmental Entity and approval of such applications, filings and notices, including the Requisite Regulatory Approvals, (c) the filing with the SEC of the Proxy Statement and the S-4 in which the Proxy Statement will be included as a prospectus, and declaration by the SEC of the effectiveness of the S-4, (d) the filing of the Maryland Articles of Merger with the Maryland Secretary pursuant to the MGCL and the Delaware Certificate of Merger with the Delaware Secretary pursuant to the DGCL, and the filing of the Bank Merger Certificates, (e) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and (f) the approval of the listing of such Parent Common Stock on the Nasdaq Stock Exchange, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by Parent of this Agreement, (ii) the consummation by Parent of the Merger and the other transactions contemplated hereby (including the Bank Merger), (iii) the execution and delivery by the Parent Bank of the Bank Merger Agreement or (iv) the consummation by the Parent Bank of the Bank Merger. As of the date hereof, Parent is not aware of any reason why the necessary approvals and consents from the applicable Governmental Entities will not be received in order to permit consummation of the Merger and the Bank Merger on a timely basis.

4.5 Reports.

(a) Parent and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2021 with any Governmental Entities, including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Governmental Entities, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Parent. Subject to Section 9.14, (i) other than normal examinations conducted by a Governmental Entity in the ordinary course of business of Parent and its Subsidiaries, no Governmental Entity has initiated or has pending any proceeding or, to the knowledge of Parent, investigation into the business or operations of Parent or any Parent Subsidiary since January 1, 2021, (ii) there is no unresolved violation, criticism, or exception by any Governmental Entity with respect to any report or statement relating to any examinations or inspections of Parent or any Parent Subsidiary, and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of Parent or any Parent Subsidiary since January 1, 2021, in the case of each of clauses (i) through (iii), which is or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since January 1, 2021 by Parent pursuant to the Securities Act or the Exchange Act (the “Parent Reports”) is publicly available. Since January 1, 2021, no such Parent Report as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, since January 1, 2021, all Parent Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Parent Reports.

4.6 Financial Statements.

(a) The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Since January 1, 2021, no independent public accounting firm of Parent has resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent as a result of, or in connection with, any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure. The financial statements of Parent Bank included in the consolidated reports of condition and income (call reports) of Parent Bank complied, as of their respective dates of filing with the FDIC, in all material respects with applicable accounting requirements and with the published instructions of the Federal Financial Institutions Examination Council with respect thereto.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent, neither Parent nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Parent included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (including any notes thereto) and for liabilities incurred in the ordinary course of business since December 31, 2023, or in connection with this Agreement and the transactions contemplated hereby.

(c) The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Parent. Parent (i) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) to ensure that material information relating to Parent, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Parent by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (ii) has disclosed, based on its most recent evaluation prior to the date hereof, to Parent’s outside auditors and the audit committee of Parent’s Board of Directors (A) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) promulgated under the Exchange Act) which would reasonably be expected to adversely affect Parent’s ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting. Any such disclosures were made in writing by management to Parent’s auditor and audit committee and true, correct and complete copies of such disclosures have been made available to the Parent. To the knowledge of Parent, there is no reason to believe that Parent’s chief executive officer and chief financial officer will not be able to give the certifications required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due and for as long as this Agreement continues in existence.

(d) Since January 1, 2021, (i) neither Parent nor any Parent Subsidiary, nor, to the knowledge of Parent, any director, officer, auditor, accountant, or representative of Parent or any Parent Subsidiary, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any Parent Subsidiary or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Parent or any Parent Subsidiary has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Parent or any Parent Subsidiary, whether or not employed by Parent or any Parent Subsidiary, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Parent or any of its officers, directors, employees or agents to the Board of Directors of Parent or any committee thereof or to the knowledge of Parent, to any director or officer of Parent.

4.7 Broker’s Fees. With the exception of the engagement of D.A. Davidson & Co. (“Davidson”), neither the Parent nor any Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or the other transactions contemplated by this Agreement. Parent has disclosed to the Company as of the date hereof the aggregate fees provided for in connection with the engagement by Parent of Davidson related to the Merger and the other transactions contemplated hereby.

4.8 Absence of Certain Changes or Events.

(a) Since December 31, 2023, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Except as set forth on Section 4.8(b) of the Parent Disclosure Schedule and in connection with the transactions contemplated by this Agreement, since December 31, 2023, Parent and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business.

4.9 Legal Proceedings.

(a) Except as disclosed on Section 4.9(a) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of Parent, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any Parent Subsidiary or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Parent, any of its Subsidiaries or the assets of Parent or any Parent Subsidiary (or that, upon consummation of the Merger, would apply to Parent or any of its affiliates) that would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole.

(c) No claims are outstanding under any of Parent or its Subsidiaries’ insurance policies that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

(d) No claims are outstanding against Parent and its Subsidiaries for indemnification that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Parent.

4.10 Taxes, Tax Returns, and Employee Benefits.

(a) All material Taxes of Parent and its Subsidiaries that are due have been fully and timely paid or adequate reserves therefor have been made on the financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent Reports (including the related notes, where applicable). Neither Parent nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending proceedings regarding any material Tax of Parent and its Subsidiaries or the assets of Parent and its Subsidiaries which have not been paid, settled or withdrawn or for which adequate reserves have not been established.

(b) Except as would not reasonably be expected to have a Material Adverse Effect on Parent, each Parent Benefit Plan has been established, operated and administered in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. For purposes of this Agreement, “Parent Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, retirement, savings, supplemental retirement, restoration, retention, bonus, employment, change in control, termination or severance plans, programs, agreements or arrangements that are maintained, contributed to or sponsored by, or required to be contributed to, Parent or any Parent Subsidiary for the benefit of any current or former employee, officer, director or individual independent contractor of Parent or any Parent Subsidiary or any of their respective dependents or beneficiaries.

(c) Except as would not reasonably be expected to have a Material Adverse Effect on Parent, (i) the IRS has issued a favorable determination letter, with respect to each Parent Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Parent Qualified Plans”) and the related trust, or such Parent Qualified Plan is entitled to rely on an IRS opinion or advisory letter, (ii), no such determination or opinion or advisory letter has been revoked (nor to the knowledge of Parent has revocation been threatened), and, (iii) to the knowledge of Parent, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Parent Qualified Plan or the related trust.

(d) Except as would not reasonably be expected to have a Material Adverse Effect on Parent, (i) with respect to any defined benefit pension plan of the Parent (the “Parent Defined Benefit Pension Plan”), there has been no event or condition which presents a material risk of termination of the Parent Defined Benefit Pension Plan by the Pension Benefit Guaranty Corporation, and no circumstances exist that constitute grounds under Section 4042 of ERISA entitling the Pension Benefit Guaranty Corporation to institute any such proceeding, and (ii) no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, exists with respect to the Parent Defined Benefit Pension Plan, nor has there been any lien imposed under Section 412(n) of the Code with respect to the Parent Defined Benefit Pension Plan.

4.11 Compliance with Applicable Law. Parent and each of its Subsidiaries hold, and have held at all times since January 1, 2021, all charters, licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent, and, to the knowledge of the Parent, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Parent and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable Law of any Governmental Entity relating to Parent or any Parent Subsidiary, including, without limitation, all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the CRA, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, the Federal Deposit Insurance Corporation Improvement Act, and all agency requirements relating to the origination, funding, sale and servicing of mortgage, installment and consumer loans, except for violations or defaults that have not had, and would not have, either individually or in the aggregate, a Material Adverse Effect on Parent. Each of Parent’s Subsidiaries that is an insured depository institution is “well-capitalized” (as that term is defined in the relevant regulation of the institution’s primary federal bank regulator) and has a CRA rating of “satisfactory” and there are no facts or circumstances (and such Subsidiary has not been advised of any such facts or circumstances) that exist that would cause such Subsidiary to be deemed: (i) not to be in satisfactory compliance in any material respect with CRA, and the regulations promulgated thereunder; or (ii) not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder. Neither Parent nor any Subsidiary has been informed that its status as “well-capitalized” or “satisfactory” for CRA purposes, as applicable, will change within one year. Without limitation, none of Parent or any of its Subsidiaries, or to the knowledge of the Parent, no director, officer, employee, agent or other person acting on behalf of Parent or any Parent Subsidiary has, since January 1, 2019, directly or indirectly, (a) used any funds of Parent or any Parent Subsidiary for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any Parent Subsidiary, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of

1977, as amended, or any similar law, (d) established or maintained any unlawful fund of monies or other assets of Parent or any Parent Subsidiary, (e) made any fraudulent entry on the books or records of Parent or any Parent Subsidiary, or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Parent or any Parent Subsidiary, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Parent or any Parent Subsidiary, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Parent: since January 1, 2019, (i) Parent and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (ii) none of Parent, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

4.12 Agreements with Governmental Entities. Subject to Section 9.14, neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, supervisory agreement, consent agreement or memorandum of understanding or similar agreement in effect with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2021, a recipient of any supervisory letter from, or since January 1, 2021, has adopted any policies, procedures or board resolutions at the request or suggestion of any Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Parent Disclosure Schedule, a “Parent Regulatory Agreement”), nor has Parent or any Parent Subsidiary been advised in writing or, to the knowledge of Parent, orally, since January 1, 2021, by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement, nor does Parent believe that any such Parent Regulatory Agreement is likely to be initiated, ordered or requested. Parent and its Subsidiaries are in compliance in all material respects with each Parent Regulatory Agreement to which it is a party or is subject. Parent and its Subsidiaries have not received any notice from any Governmental Entity indicating that Parent or its Subsidiaries is not in compliance in any material respect with any Parent Regulatory Agreement.

4.13 Reorganization. Parent has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.14 Parent Information. The information relating to Parent and its Subsidiaries to be contained in the Proxy Statement and the S-4, and the information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to the Company or any Company Subsidiary) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to the Company or any Company Subsidiary) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.15 Regulatory Approvability. To the knowledge of Parent, there is no reason which would prevent obtaining all Requisite Regulatory Approvals required to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger.

4.16 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Parent in this Article IV, neither Parent nor any other person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other person makes or has made any representation or warranty to the Company or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Parent, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Parent in this Article IV, any oral or written information presented to the Company or any of its affiliates or representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

Parent acknowledges and agrees that neither the Company nor any other person has made or is making any express or implied representation or warranty with respect to the Company, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial and otherwise) or prospects, other than those contained in Article III.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement, required by law or any Governmental Entity or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each party shall, and shall cause each of its Subsidiaries to, (a) use commercially reasonable efforts to conduct its respective businesses in the ordinary course in all material respects consistent with past practices and maintain and preserve intact its business organization, employees and advantageous business relationships, and (b) take no action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to consummate the transactions contemplated hereby on a timely basis.

5.2 Company Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.2 of the Company Disclosure Schedule, except as expressly contemplated or permitted by this Agreement or as required by Law or required or requested by any Governmental Entity, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed):

(a) incur any indebtedness for borrowed money (other than indebtedness of the Company or any of its wholly owned Subsidiaries to the Company or any Company Subsidiary) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity; provided, however, the following business activities shall not be prohibited by this Section 5.2 so long as they are undertaken in the ordinary course of the Company’s business: (i) the creation of deposit liabilities, issuances of letters of credit, and sales of certificates of deposit, and (ii) purchases of federal funds or borrowings from either the Federal Reserve Bank of San Francisco or the Federal Home Loan Bank, in each case with a maturity not in excess of six (6) months;

(b) (i) adjust, split, combine or reclassify any capital stock, or (ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Subsidiaries of the Company to the Company or any of its wholly owned Subsidiaries, (B) regular quarterly cash dividends on shares of Company Common Stock of $0.01 per share, or (C) the acceptance of shares of Company Common Stock as payment for the exercise price or withholding Taxes incurred in connection with the exercise, vesting or settlement of Company RSU Awards);

(c) grant any stock options, stock appreciation rights, performance shares, restricted stock units, restricted shares or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(d) issue, sell or otherwise permit to become outstanding any additional shares of capital stock, voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock, voting securities or equity interests, including any securities of the Company or any Company Subsidiary, or any options, warrants, or other rights of any kind to acquire any shares of capital stock, voting securities or equity interest, including any securities of the Company or any Company Subsidiary, except pursuant to the settlement of Company RSU Awards in accordance with their terms;

(e) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties, deposits or assets or any business to any individual, corporation or other entity other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness of any such person or any claims against any such person, in each case other than in the ordinary course of business, including any debt collection or foreclosure transactions, or pursuant to contracts or agreements in force at the date of this Agreement;

(f) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, or except securities investments in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, purchase of any property or assets of any person merger or consolidation, or formation of a joint venture or otherwise) any other person or the property, deposits or assets of any other person, in each case other than a wholly owned Subsidiary of the Company;

(g) except in the ordinary course of business (i) terminate, materially amend, or waive any material provision of, any Company Contract; make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms to the Company, (ii) or enter into any contract that would constitute a Company Contract if it were in effect on the date of this Agreement;

(h) except as required by the terms of any Company Benefit Plan, (i) enter into, adopt, or terminate any Company Benefit Plan or arrangement that would be a Company Benefit Plan if in effect on the date hereof, (ii) increase the compensation payable to any employee, officer, director, or independent contractor, except with respect to employees who are not officers and whose target total annual compensation is not in excess of $100,000, for annual base salary or wage increases in the ordinary course of business (including in connection with a promotion or change in responsibilities and to a level consistent with similarly situated peer employees), that do not exceed, with respect to any individual, four percent (4%) of such individual’s base salary or wage rate in effect as of the date hereof, (iv) pay or award, or commit to pay or award, any bonuses or incentive compensation, (v) grant or accelerate the vesting of any equity or equity-based awards or other compensation, (vi) negotiate or enter into any new, or amend any existing, employment, severance, change in control, retention, bonus guarantee, collective bargaining agreement or similar agreement or arrangement, (vii) fund any rabbi trust or similar arrangement, (viii) terminate the employment or services of any officer or any employee whose target total annual compensation is greater than $50,000, other than for cause (as determined in the ordinary course of business and consistent with past practice), (ix) hire or promote any officer or any employee, independent contractor or consultant who has target total annual compensation greater than $100,000, (x) waive, release or limit any Restrictive Covenant obligation of any current or former employee or contractor of Company or any Company Subsidiary, or (xi) extend the term of any employment agreement, other than in the ordinary course of business consistent with past practice;

(i) settle any material claim, suit, action or proceeding, except (i) in the ordinary course of business in an amount and for consideration not in excess of $100,000 individually or in the aggregate, and that would not impose any material restriction on the business of Company or its Subsidiaries of, after the Effective Time, the Surviving Corporation or (ii) such material claim, suit, action or proceeding where Company or its Subsidiaries is the plaintiff;

(j) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(k) amend the Company Charter or Company Bylaws or comparable governing documents of its Subsidiaries;

(l) merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any such Subsidiaries;

(m) materially restructure or materially change its investment securities, derivatives, wholesale funding or BOLI portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or requested by a Governmental Entity;

(n) take any action that is intended or expected to result in any of the conditions to the Merger set forth in Section 7.1 or Section 7.2 not being satisfied or be a material violation of any provision of this Agreement;

(o) implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity;

(p) (i) enter into any new line of business or (ii) make, renegotiate, renew, increase, extend, modify or purchase any Loan, other than in accordance with Company Bank’s loan policies and procedures in effect as of the date hereof, provided however, that the prior notification and approval of Parent is required for any loan made pursuant to this Section 5.2(p) that is $2.0 million or greater;

(q) make any material changes in policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling servicing, buying or selling rights to service Loans, (ii) investment, deposit pricing, risk and asset liability management or other banking and operating matters (including any change in the maximum ratio or similar limits as a percentage of capital exposure applicable with respect to the loan portfolio or any segment thereof) or (iii) hedging, in each case, except as required by Law or requested by a Governmental Entity;

(r) make, or commit to make, any capital expenditures (other than those set forth in the Company’s capital budget which has been made available to Parent) in excess of $75,000 individually or $250,000 in the aggregate;

(s) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, settle or compromise any

Tax liability, audit, dispute, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax audit, dispute, claim or assessment, grant any power of attorney with respect to material Taxes, surrender any right to claim a refund of material Taxes, or enter into any closing agreement with respect to Taxes;

(t) schedule, make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility;

(u) materially reduce the amount of insurance coverage or fail to renew any material existing insurance policy, in each case, with respect to the key employees, properties or assets;

(v) without providing concurrent notice to Parent, undertake any response, action, or customer or public communication with regard to (i) any event resulting in unauthorized access to or the disruption or misuse of an information system or information stored on an information system, including but not limited to such information pertaining to the Company’s or its Subsidiaries’ customers, or (ii) any ransomware event;

(w) other than in consultation with Parent, schedule, conduct, or participate in any earnings calls or analyst meetings; or

(x) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.

5.3 Parent Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.3 of the Parent Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by Law or requested or required by any Governmental Entity, Parent shall not, and shall not permit any of its Subsidiaries (to the extent applicable below) to, without the prior written consent of Company (such consent not to be unreasonably withheld, conditioned or delayed):

(a) amend the Parent Certificate or the Parent Bylaws in a manner that would materially and adversely affect the holders of Company Common Stock, or adversely affect the holders of Company Common Stock relative to other holders of Parent Common Stock;

(b) (i) adjust, split, combine or reclassify any capital stock of Parent, or (ii) make, declare or pay any extraordinary dividend, or make any other extraordinary distribution on, any shares of Parent Common Stock;

(c) merge or consolidate itself or any of its Subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC with any other person, or restructure, reorganize or completely or partially liquidate or dissolve itself or any such Subsidiaries;

(d) enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other person or business, that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger;

(e) take any action that is intended or expected to result in any of the conditions to the Merger set forth in Section 7.1 or Section 7.3 not being satisfied or be a violation of any provision of this Agreement;

(f) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

(g) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Promptly after the date of this Agreement, Parent and Company shall prepare and file with the SEC the Proxy Statement and Parent shall prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. The parties shall use reasonable best efforts to make such filings are made within forty-five (45) calendar days of the date of this Agreement. Prior to filing with the SEC, Parent will make available to Company drafts of the Proxy Statement, the S-4 and any other documents to be filed with the SEC, both preliminary and final, and drafts of any amendment or supplement to the Proxy Statement, the S-4 or such other documents and will provide Company with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. The parties shall cooperate to promptly respond to any comments of the SEC on the Proxy Statement or the S-4. Each of Parent and the Company shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and the Company shall thereafter as promptly as practicable mail or deliver the Proxy Statement to its stockholders. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.

(b) The parties hereto shall, and shall cause its Subsidiaries to, cooperate with each other and use their reasonable best efforts to take all actions necessary, proper or advisable to promptly prepare and file, or cause to be prepared and filed, all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable (i) all permits, consents, approvals and authorizations of all third parties, (ii) all Requisite Regulatory Approvals of the Governmental Entities, which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such Requisite Regulatory Approvals of all such Governmental Entities. Without limiting the generality of the foregoing, as soon as practicable and in no event later than forty-five (45) business days after the date of this Agreement (the “Regulatory Filing Period”), Parent and the Company shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required to be filed with the Governmental Entities in order to obtain the Requisite Regulatory Approvals; provided, however that either party has the right to extend this Regulatory Filing Period for an additional fifteen (15) business days if it believes in good faith that the applications, notices and filings required to obtain Requisite Regulatory Approvals are likely to be completed and filed during such fifteen (15) business day period. Parent and the Company shall each use, and shall each cause their applicable Subsidiaries to, use commercially reasonable best efforts to obtain each such Requisite Regulatory Approval as promptly as reasonably practicable. Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party, or Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. As used in this Agreement, the “Requisite Regulatory Approvals” shall mean all regulatory authorizations, permits, consents, orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) required to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, from (i) the Governmental Entities, including, without limitation, the Federal Reserve Board, the FDIC, the Division of Financial Institutions, Department of Commerce and Consumer Affairs, State of Hawaii, and the California Department of Financial Protection and Innovation, and (ii) any other approvals set forth in

Sections 3.4 and 4.4 that are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, or those other authorizations, consents, orders or approvals the failure of which to be obtained would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.

(c) Each of Parent and the Company shall use its reasonable best efforts to respond to any request for information from a Governmental Entity and resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require Parent or the Company or any of their respective Subsidiaries, and none of Parent, the Company or any of their respective Subsidiaries shall be permitted (without the prior written consent of the other party), to take any action, or commit to take any action, or agree to any condition or restriction that would reasonably be expected to have a Material Adverse Effect on the Parent and its Subsidiaries, taken as a whole, or the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger and the Bank Merger (a “Materially Burdensome Regulatory Condition”).

(d) To the extent permitted by applicable law and subject to the terms of Section 9.14 of this Agreement, Parent and the Company shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 and any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(e) To the extent permitted by applicable law, Parent and the Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed.

(f) Each party shall consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences and provided that each party shall promptly advise the other party with respect to substantive matters that are addressed in any meeting or conference with any Governmental Entity which the other party does not attend or participate in, to the extent permitted by such Governmental Entity and applicable law.

6.2 Access to Information.

(a) Upon reasonable notice and subject to applicable Law, for the purposes of verifying the representations and warranties of the Company and preparing for the Merger and the other matters contemplated by this Agreement, the Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the Parent, access, during normal business hours during the period prior to the Effective Time, to all of its properties, books, contracts, commitments, personnel, information technology systems, and records, and each party shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during the period prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, make available to Parent (i) a copy of each report, schedule, registration statement, comment letter and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that the Company is not permitted to disclose under applicable law), and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request. Notwithstanding the foregoing, the Company and its respective Subsidiaries shall not be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of the Company’s, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of Parent and the Company shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, executed as of September 26, 2023, between Parent and the Company (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein.

6.3 Approvals of Company Stockholders.

(a) The Company shall call, give notice of, establish a record date, convene and hold a meeting of its stockholders (“Company Meeting”) as soon as reasonably practicable, but in no event later than sixty (60) days, after the S-4 is declared effective for the purpose of obtaining the Requisite Company Vote required in connection with this Agreement and the Merger and, if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of stockholders to approve a merger agreement.

(b) The Company shall use its reasonable best efforts to obtain from its stockholders the Requisite Company Vote, including by communicating to its stockholders the recommendation of its Board of Directors (and including such recommendation in the Proxy Statement) that they approve and declare advisable this Agreement and the transactions contemplated hereby (the “Board Recommendation”) and soliciting proxies from the Company’s stockholders in favor of the Company Merger. Subject to Section 6.3(c), the Company and its Boards of Directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to Parent the Board Recommendation, (ii) fail to make the Board Recommendation in the Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal, or (B) reaffirm the Board Recommendation in each case within ten (10) business days (or such fewer number of days as remains prior to the stockholder meeting, after an Acquisition Proposal is made public or any request by the other party to do so), or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”).

(c) Subject to Section 8.1 and Section 8.2, if the Board of Directors of the Company, after receiving the advice of its outside legal counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Board Recommendation, the Board of Directors of the Company may, prior to the receipt of the Requisite Company Vote, submit this Agreement to its stockholders without recommendation (which, for the avoidance of doubt, shall constitute a Recommendation Change) (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for its lack of a recommendation to its stockholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that the Board of Directors of the company may not take any actions under this sentence unless (i) such action is taken in response to an Acquisition Proposal that is not withdrawn as of the time of taking such action and such Acquisition Proposal which the Board of Directors concludes in good faith, after consultation with its financial and legal advisors, constitutes a Superior Proposal and did not result from a breach of Section 6.11, and (ii) the Board of Directors of the Company (A) gives the Parent at least five (5) business days’ prior written notice of its intention to take such action and a reasonable description of the events or circumstances giving rise to its determination to take such action (including its basis for determining that such Acquisition Proposal constitutes a Superior Proposal and the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof), (B) during such five (5) business day period, considers and negotiates (and has caused its Representatives to consider and negotiate) with Parent in good faith (to the extent that Parent desires to so negotiate) regarding any adjustments or modifications to the terms and conditions of this Agreement, and (C) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party (if applicable) and, after receiving the advice of its outside legal counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that (x) it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the Board Recommendation, as the case may be, and (y) such Acquisition Proposal continues to constitute a Superior Proposal. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3(c) and will require a new determination and notice period as referred to in this Section 6.3(c).

(d) The Company shall adjourn or postpone the Company Meeting if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting or if on the date of such meeting the Company has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Vote; provided, however, that the Company shall not be required to adjourn or postpone the Company Meeting more than two (2) times, for aggregate adjournments or postponements exceeding sixty (60) calendar days. During the period that the Company Meeting has been adjourned or postponed, and subject to the terms and conditions of this Agreement, the Company shall continue to use reasonable best efforts to solicit proxies from its stockholders in order to obtain the Requisite Company Vote. Notwithstanding anything to the contrary herein, but subject to the obligation to adjourn or postpone such meeting as set forth in the immediately preceding sentence, unless this Agreement has been terminated in accordance with its terms, the Company Meeting shall be convened and this Agreement shall be submitted to the stockholders of Company at the Company Meeting, and nothing contained herein shall be deemed to relieve the Company of such obligation.

6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of Parent and the Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and the Bank Merger and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by the Company or Parent or any of their respective Subsidiaries in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.5 Stock Exchange Listing.

(a) Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the Nasdaq Stock Exchange, subject to official notice of issuance, prior to the Effective Time.

(b) Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the Nasdaq Stock Exchange to enable the delisting by the Surviving Corporation of Company Common Stock from the Nasdaq Stock Exchange and the deregistration of Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

6.6 401(k) Plan. Prior to the Closing Date, the Company shall (i) amend the 401(k) Plan to eliminate the right to invest in employer securities no later than the day before the Closing Date and (ii) provide written notice to employees of the same (including any notice required by applicable law), in each case the form and substance of which shall be subject to the prior written approval of Parent, which will not be unreasonably withheld If Parent requests in writing at least twenty (20) business days prior to the Closing, the Company shall (i) terminate the 401(k) Plan effective as of the date immediately preceding the Closing Date and (ii) prior to the Effective Time, provide Parent with resolutions adopted by the Company’s Board of Directors terminating the 401(k) Plan, the form and substance of which shall be subject to the prior written approval of Parent, which will not be unreasonably withheld.

6.7 ESOP Matters.

(a) As soon as practicable after notice of the Company Meeting is delivered to the Company’s stockholders, the Company will request that the trustees of the ESOP and the 401(k) Plan take all necessary action required by the respective plan documents, and for the ESOP in accordance with Section 409(e)(2) of the Code, to conduct a pass-through vote of the participants and beneficiaries to direct the respective trustee as to the manner in which the Company Common Stock and are allocated to the account of such participant or beneficiary are to be voted. In no event will Parent or the Company be entitled to receive any information identifying how any individual participant directed the trustees to vote the shares allocated to such participant’s account. The Company will further request the trustee of the ESOP and the 401(k) Plan to provide to Parent for review and comment, reasonably in advance of the pass-through votes, but in any event at least ten (10) business days prior to distribution thereof to the plan participants, all materials (including the information statement and any similar disclosure materials) prepared by the Company and approved by the plan trustees proposed to be disclosed to the participants in connection with the pass-through votes, and the Company shall incorporate any comments reasonably proposed by Parent thereto. and the plan trustees shall take all actions necessary to comply with voting requirements of the ESOP, the 401(k) Plan, the Code and applicable law for the required approvals of the consummation of the transactions contemplated by this Agreement in advance of the Company Meeting.

(b) Prior to the Effective Time, the Company shall amend the ESOP, as reasonably acceptable to Parent, to permanently discontinue contributions to and terminate the ESOP, contingent upon the occurrence of the Closing and effective as of the date immediately preceding the Closing Date (the “ESOP Amendment”). The ESOP Amendment shall provide that the accounts of all participants in the ESOP shall become fully vested upon termination of the ESOP, and that each share of Company Common Stock held in the ESOP shall be converted into the right to receive, without interest, the Merger Consideration. Notwithstanding anything herein to the contrary, the Company may continue to accrue and make contributions to the ESOP, subject to applicable deduction and annual allocation limitations, from the date of this Agreement through the termination date of the ESOP in an amount sufficient to cover (but not to exceed) the loan payments which become due in the ordinary course on the outstanding ESOP Loan to the ESOP prior to the termination of the ESOP and, at the discretion of the Company, may make a pro-rated payment on the ESOP Loan for the plan year during with the Closing occurs through and including the end of the calendar month immediately preceding the Closing, prior to the termination of the ESOP.

(c) To the extent not filed by the Company before the Closing Date, as soon as administratively practicable following the Closing Date, Parent shall submit an application to the IRS requesting a favorable determination with respect to the amendment and termination of the ESOP (the “ESOP Determination Letter”). The ESOP Amendment shall provide that participants have the right to receive partial distributions of up to 50% of the account balances credited to the ESOP participants as of the Closing Date, taking into account the Merger Consideration received by the ESOP, as soon as administratively practicable after the Closing Date, with the remaining portion to be distributed as soon as administratively practicable after receipt by Parent of the ESOP Determination Letter.

(d) Immediately prior to the Effective Time, a portion of the ESOP Unallocated Shares, having an aggregate value of outstanding balance of the ESOP Loan as of the Effective Time, shall be exchanged in satisfaction of the ESOP Loan. In the event that the aggregate value of the ESOP Unallocated Shares is less than outstanding balance of the ESOP Loan at the Effective Time, all ESOP Unallocated Shares will be transferred to the Company in satisfaction of the ESOP Loan which shall be deemed to have been paid in full. All remaining shares of Company Common Stock owned by the ESOP shall be eligible to be converted into the right to receive the Merger Consideration pursuant to Article I and allocated in accordance with the terms of the ESOP and the ESOP Amendment.

(e) Following the Closing, all costs and expenses of the ESOP, including the ESOP Trustee’s fees and the legal, accounting and recordkeeping (and including any fees and costs related to post-Closing audits and any liabilities imposed as a result thereof) and other administrative fees and expenses of the ESOP, resulting from the liquidation of the ESOP and the distribution of funds from the ESOP, will be paid by the ESOP to the extent permissible.

(f) As soon as administratively practicable following receipt of the ESOP Determination Letter, the Parent, in its capacity as plan sponsor, shall cause the trustee of the ESOP to make, and the trustee of the ESOP shall make, distributions from the ESOP until all remaining account balances of the ESOP participants and beneficiaries have been distributed and the ESOP shall be liquidated.

6.8 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, to the extent (subject to applicable law) such persons are indemnified as of the date of this Agreement by the Company pursuant to the Company Charter, Company Bylaws, the governing or organizational documents of any Subsidiary of the Company, or any indemnification agreements in existence as of the date hereof that have been disclosed to Parent, each present and former director or officer of the Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director or officer of the Company or any Company Subsidiary and pertaining to matters, acts or omissions existing or occurring at or prior to the Effective Time, including matters, acts or omissions occurring in connection with the approval of this Agreement and the transactions contemplated by this Agreement and Parent shall also advance expenses as incurred by such Company Indemnified Party to the fullest extent permitted by applicable law; provided that to the extent any expenses are advanced to a Company Indemnified Party, such party provides an undertaking to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification. Parent shall reasonably cooperate with the Company Indemnified Party, and the Company Indemnified Party shall reasonably cooperate with Parent, in the defense of any such claim, action, suit, proceeding or investigation.

(b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall maintain in effect the current policies of directors’ and officers’ liability insurance maintained by the Company (provided that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of the Company or any Company Subsidiary arising from facts or events which occurred at or before the Effective Time; provided that Parent shall not be obligated to expend, on an annual basis, an amount in excess of 250% of the current annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, the Company, in consultation with, but only upon obtaining the consent of, Parent, may (and at the request of Parent, the Company shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year pre-paid “tail” policy under the Company’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap. If Parent or the Company purchases such a “tail policy,” Parent shall not have any further obligations under this Section 6.8(b) other than to maintain such pre-paid “tail policy” in full force and effect and continue to honor its obligations thereunder.

(c) The obligations of Parent and the Company under this Section 6.8 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any Company Indemnified Party or any other person entitled to the benefit of this Section 6.8 without the prior written consent of the affected Company Indemnified Party or affected person.

(d) The provisions of this Section 6.8 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer all or substantially all of its assets or deposits to any other entity or engage in any similar transaction, then in each case to the extent the obligations set forth in this Section 6.8 are not otherwise transferred and assumed by such successors and assigns by operation of law or otherwise, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.8.

6.9 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of the Company, on the other) or to vest Parent or the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by Parent.

6.10 Advice of Changes. Parent and the Company (in such capacity, the “Notifying Party”) shall each promptly advise the other party of any change, circumstance, condition, occurrence, development, or event (i) that has had or would reasonably be expected to have a Material Adverse Effect on the Notifying Party or (ii) which the Notifying Party believes would or would reasonably be expected to cause or constitute a material breach of any of the Notifying Party’s representations, warranties or covenants contained herein that reasonably could be expected to give rise, either individually or in the aggregate, to the failure of a condition set forth in, if Parent is the Notifying Party, Section 7.1 or Section 7.3, or if the Company is the Notifying Party, Section 7.1 or Section 7.2; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.10 or the failure of any condition set forth in Section 7.2 or Section 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or Section 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.10 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.

6.11 Acquisition Proposals.

(a) The Company agrees that it will not, and will cause its Subsidiaries and use its reasonable best efforts to cause its and their officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal (other than the parties to this Agreement and their Representatives) or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.11) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite Company Vote, the Company receives an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 6.11, the Company may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal but only to the extent that, prior to doing so, the Board of Directors of the Company concludes in good faith (after receiving the advice of its outside legal counsel, and with respect to financial matters, its outside financial advisors) that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable law; provided, that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have provided such information to the other party to this Agreement and shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to the Company than the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”), which confidentiality agreement shall not provide such person with any exclusive right to negotiate with the Company. The Company will, and will cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Parent with respect to any Acquisition Proposal. The Company shall provide three (3) business days written notice to Parent prior to entering into any Acceptable Confidentiality Agreement. The Company will promptly (within twenty-four (24) hours) advise Parent following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide Parent with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or Acquisition Proposal in connection with such inquiry or Acquisition Proposal, and will keep Parent apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. The Company shall withdraw and terminate access that was granted to any person (other than the parties to this Agreement and their respective affiliates and Representatives) to any “data room” (virtual or physical) that was established in connection with an Acquisition Proposal. In connection with any Acquisition Proposal (whether prior to or after the date of this Agreement), the Company shall use its reasonable best efforts to (x) enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof and (y) within five (5) business days after the date hereof, request and confirm the return or destruction of any confidential information provided to any person (other than the parties to this Agreement and their Representatives in their capacity as such) pursuant to any such agreement.

(b) The Company shall not, and none of the Board of Directors of the Company or any committee thereof shall cause or permit the Company to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (other than an Acceptable Confidentiality Agreement) relating to any Acquisition Proposal made to the Company.

(c) As used in this Agreement, “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of the Company and its Subsidiaries or 25% or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the Company.

(d) As used in this Agreement, “Superior Proposal” means any unsolicited bona fide written offer or proposal made by a third party to consummate an Acquisition Proposal that the Board of Directors of the Company determines in good faith (after receiving the advice of its outside legal counsel and, with respect to financial matters, its outside financial advisors) (i) would, if consummated, result in the acquisition of all, but not less than all, of the issued and outstanding shares of Company Common Stock or all, or substantially all, of the assets of the Company; (ii) would result in a transaction that, (A) involves consideration to the holders of the shares of Company Common Stock that is, after accounting for payment of the Termination Fee that may be required hereunder, more favorable, from a financial point of view, than the consideration to be paid to the holders of shares of Company Common Stock pursuant to this Agreement, considering, among other things, the nature of the consideration being offered, and any material regulatory approvals or other risks associated with the timing of the proposed transaction beyond, or in addition to, those specifically contemplated hereby, and which proposal is not conditioned upon obtaining financing is, and (B) is, in light of the other terms of such proposal, more favorable to holders of the shares of Company Common Stock than the Merger and the other transactions contemplated by this Agreement; and (iii) is reasonably likely to be completed on the terms proposed, in each case, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal.

(e) Nothing contained in this Agreement shall prevent the Company or its Board of Directors from: (i) complying with Rules 14d-9 and 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement; (ii) making any disclosure to the Company’s stockholders if, after consultation with its outside legal counsel, the Company determines that such disclosure is required by applicable Law; or (iii) informing any person or entity of the existence of the provisions contained in this Section  6.11.

6.12 Public Announcements. Parent and the Company agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release that is mutually agreed to by the parties. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (i) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance or (ii) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.12.

6.13 Change of Method. Parent and the Company shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of the Company and Parent (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that no such change shall (a) alter or change the Exchange Ratio, (b) adversely affect the Tax treatment of the Company’s stockholders or Parent’s stockholders pursuant to this Agreement, (c) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code, (d) adversely affect the Tax treatment of the Company or Parent pursuant to this Agreement or (e) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.

6.14 Takeover Statutes. Neither the Company nor its Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, the Company and the members of its Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.15 Operating Functions. To the extent permitted by Law and upon Parent’s request, the Company shall (and shall cause its Subsidiaries to) regularly discuss and reasonably cooperate with Parent and its Subsidiaries in connection with (a) planning for the efficient and orderly combination of the Company and Parent (including the combination of the Company Bank and Parent Bank) and the operation of the Surviving Corporation and its Subsidiaries, and (b) preparing for the consolidation of appropriate operating functions to be effective at the Effective Time or such later date as Parent may decide. Each party shall cooperate with the other party in preparing to execute conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with related service providers and other parties). Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, including this Article VI, complete control and supervision over its and its Subsidiaries’ respective operations.

6.16 Exemption from Liability under Section 16(b). The Company and Parent agree that, in order to most effectively compensate and retain those officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Company Common Stock and Company RSU Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.16. The Board of Directors of Parent and of the Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall prior to the Effective Time take all such steps as may be required to cause (in the case of the Company) any dispositions of Company Common Stock or Company RSU Awards by the Company Insiders, and (in the case of Parent) any acquisitions of Parent Common Stock by any Company Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable Law.

6.17 Stockholder Litigation. Each of Parent and the Company shall promptly notify the other party in writing of any action, arbitration, audit, hearing, investigation, litigation, suit, subpoena or summons issued, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Entity or arbitrator pending or, to the knowledge of Parent or the Company, as applicable, threatened against Parent, the Company or any of their respective Subsidiaries that (a) questions or would reasonably be expected to question the validity of this Agreement or the other agreements contemplated hereby or thereby or any actions taken or to be taken by Parent, the Company, or their respective Subsidiaries with respect hereto or thereto, or (b) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. The Company shall give Parent the opportunity to participate at its own expense in the defense or settlement of any stockholder litigation against the Company and/or its directors or affiliates relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.18 Assumption of Company Debt. Parent agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of Parent or Parent Bank (as the case may be), at or prior to the Effective Time, one or more supplemental indentures, guarantees, and other instruments required for the due assumption of the Company’s obligations in respect of its outstanding debt, guarantees, securities, and other agreements to the extent required by the terms of such debt, guarantees, securities, and other agreements.

6.19 Transfer Agent Certificate. The Company shall provide a customary certificate to Parent from the Company’s transfer agent certifying the number of shares of Company Common Stock outstanding as of a date that is no earlier than three (3) business days before the Closing Date.

6.20 280G Matters. Prior to the Effective Time, the Company shall (a) work in good faith to minimize any potential lost Tax deduction resulting from Section 280G of the Code, to the extent applicable, and any mitigation strategies shall be subject to the approval of Parent and (b) promptly provide Parent with a copy of each iteration of calculations performed under Section  280G of the Code.

6.21 Employee Matters.

(a) During the period commencing on the Closing Date and ending on the first anniversary thereof (or an earlier termination of employment), Parent shall provide each employee of the Company or any of its Subsidiaries as of immediately prior to the Effective Time and who continues in employment with the Company or any of its Subsidiaries following the Effective Time (each, a “Continuing Employee”), with employee benefits (excluding equity and equity based compensation, incentive compensation, defined benefit pensions, deferred compensation, retention benefits, change in control benefits and employee stock ownership plan benefits (collectively, “Excluded Benefits”)) that are substantially similar in the aggregate to the employee benefits (excluding Excluded Benefits) provided to similarly situated employees of Parent; provided that Parent may satisfy its obligation under this Section 6.21(a) by providing such Continuing Employees with employee benefits (excluding Excluded Benefits) that are substantially comparable in the aggregate to the employee benefits (excluding Excluded Benefits) provided by the Company to such Continuing Employees immediately prior to the Effective Time. Within a reasonable period of time following the Effective Time, each Continuing Employee shall be eligible to participate in any 401(k) plan now or hereafter established and maintained by Parent on the same terms and conditions as apply to Parent employees generally, with credit for prior service with the Company and its Subsidiaries (and their respective predecessors) for purposes of eligibility and vesting (but not benefit accrual), as permitted under the respective plans and applicable Law; provided that the foregoing shall not apply to the extent it would result in duplication of benefits.

(b) Parent shall provide, or cause a Subsidiary of Parent to provide, the Continuing Employees, from the Effective Time and ending on the first anniversary of the Closing Date (or an earlier termination of employment), health insurance coverage either under the Company’s group health insurance plans as available to similar situated employees of Parent or by continuing Company’s group health insurance plans so that no Continuing Employee incurs a gap in coverage; provided that such coverage provided by Parent or a Subsidiary of Parent will include “in-network” coverage for the geographic locations covered by the Company’s group health insurance plans immediately prior to the Closing Date.

(c) With respect to any welfare benefit plans of Parent in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), Parent shall use commercially reasonable efforts to: (i) waive all exclusions and waiting periods with respect to participation and coverage requirements applicable to such Continuing Employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan, (ii) provide each such Continuing Employee and their eligible dependents with credit for any co-payments and deductibles paid during the year in which the Closing Date occurs prior to the Effective Time under a Company Benefit Plan (to the same extent that such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible or out-of-pocket requirements under any New Plans, and (iii) recognize all service of such Continuing Employees with the Company and its Subsidiaries (and their respective predecessors, if applicable) for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Company Benefit Plan prior to the Effective Time; provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for purposes of any defined benefit pension plan or benefit plan that provides retiree welfare benefits, or (C) to any benefit plan that is a frozen plan or provides grandfathered benefits.

(d) In the event that Parent requests the Company to terminate the Company’s 401(k) Plan prior to Closing, Parent agrees to take all commercially reasonable steps necessary or appropriate, including adopting any necessary amendments, with respect to Parent’s 401(k) Plan (i) to provide that Continuing Employees will be eligible to participate in Parent’s 401(k) Plan within a reasonable period of time following the Closing Date, and (ii) thereafter to accept roll-overs of benefits from the Company 401(k) Plan to Parent’s 401(k) Plan for Continuing Employees (excluding loan rollovers if Parent’s 401(k) plan does not allow loan rollovers).

(e) For the avoidance of doubt, immediately after the Effective Time, Parent, by virtue of the Merger, shall, by operation of Law, be bound by all employment and change in control agreements and/or supplemental retirement plans that the Company has with its current and former officers, directors and employees as listed in Section 6.21(e) of the Company Disclosure Schedule, except to the extent any such agreement has been terminated or superseded by agreement of any such officer, director or employee and Parent or its Subsidiaries. For the avoidance of doubt, immediately after the Bank Merger, Parent Bank, by virtue of the Bank Merger, shall, by operation of Law, be bound by all employment and change in control agreements and/or supplemental retirement plans that the Company Bank has with its current and former officers, directors and employees as listed in Section 6.21(e) of the Company Disclosure Schedule, except to the extent any such agreement has been terminated or superseded by agreement of any such officer, director or employee and Parent or its Subsidiaries.

(f) As of the Effective Time, Parent or one of its Subsidiaries shall (i) honor any vacation or personal time off (other than sick leave) (“PTO”) that has accrued but is unused under the applicable policies of the Company (including any PTO carried over from a prior year in accordance with the Company’s policies) and (ii) recognize all service of any Continuing Employee with the Company and its Subsidiaries for purposes of determining PTO in accordance with the policy in effect for Continuing Employees after the Closing Date.

(g) For any Continuing Employee whose employment is terminated by Parent and its Subsidiaries within the two (2)-year period following the Closing Date under certain circumstances which would entitle the Continuing Employee to severance benefits under the Territorial Savings Bank Separation Pay Plan as in effect as of the date hereof (the “Separation Pay Plan”), Parent shall, or shall cause a Subsidiary of Parent to, provide such Continuing Employee with the severance benefits determined in accordance with the Separation Pay Plan (for the avoidance of doubt, subject to the release requirement in the Separation Pay Plan).

(h) The Company will be permitted to establish a retention pool/stay bonus of up to $150,000, providing for retention/stay bonuses to be paid to employees of Company or Company Bank who remain employed with the Company or Company Bank until the date that is six (6) months after the Closing Date (or such earlier date as may be mutually agreed upon by the Company and Parent in writing) (other than employees who are subject to employment contracts or other individual contracts providing for severance), such bonuses to be paid reasonably promptly following such date. The employees who will receive a retention/stay bonus and the amount of the retention/stay bonus for each such employee will be determined by a mutual written agreement of the Company and Parent. As a condition to receiving any payment pursuant to an arrangement implemented pursuant to this Section 6.21(h), the employee shall be required to execute a general release of claims and covenant not to sue, in a form mutually agreed upon by the Company and Parent, within the time frame required by such release and shall not revoke such release.

(i) Nothing in this Section 6.21 shall create any third-party beneficiary rights in any individual, require Parent, the Company or any of their perspective Subsidiaries to continue the employment of any individual for any particular period of time or constitute or be construed to an amendment to, or be construed to prohibit the amendment or termination of, any employee benefit plan.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. This Agreement shall have been approved by the stockholders of the Company by the Requisite Company Vote.

(b) Stock Exchange Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been approved for listing on the Nasdaq Stock Exchange, subject to official notice of issuance.

(c) Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger, the Bank Merger or the other transactions contemplated hereby.

7.2 Conditions to Obligations of Parent. The obligation of Parent to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in Sections 3.2(a), 3.8(a) and 3.21 (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date and the representations and warranties of the Company set forth in Sections 3.1, 3.2(b), 3.2(c), 3.3(a), 3.3(b)(i) and 3.7 (in each case read without giving effect to any qualification as to materiality or Material Adverse Effect on the Company set forth in such representations or warranties) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of the Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect on the Company set forth in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided that, for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on the Company or the Surviving Corporation. Parent shall have received a certificate dated as of the Closing Date signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to the foregoing effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate dated as of the Closing Date signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

(c) Material Adverse Effect. Since the date of this Agreement, a Material Adverse Effect with respect to the Company shall not have occurred, and Parent shall have received a certificate dated as of the Closing Date and signed by the President and Chief Executive Officer of the Company to that effect.

(d) Federal Tax Opinion. Parent shall have received a written opinion of Greenberg Traurig LLP, in form and substance reasonably satisfactory to Parent, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

(e) FIRPTA Certification; IRS W-9. The Company shall deliver to Parent (i) a properly executed certification that shares of Company Common Stock are not “United States real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations, and (ii) a duly completed and executed Internal Revenue Service Form W-9 for the Company, in each case dated as of the Closing Date and in form and substance reasonably acceptable to Parent.

7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent set forth in Sections 4.2(a) and 4.7 shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis)in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date and the representations and warranties of Parent set forth in Sections 4.1, 4.2(b), 4.2(c), and 4.3(a) (in each case read without giving effect to any qualification as to materiality or Material Adverse Effect on the Parent set forth in such representations or warranties) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Parent set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect on Parent set forth in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided that, for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect on Parent set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Parent. The Company shall have received a certificate dated as of the Closing Date signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate dated as of the Closing Date signed on behalf of Parent by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(c) Material Adverse Effect. Since the date of this Agreement, a Material Adverse Effect with respect to Parent shall not have occurred, and the Company shall have received a certificate dated as of the Closing Date and signed by the Chief Executive Officer and the Chief Financial Officer of Parent to such effect.

(d) Federal Tax Opinion. The Company shall have received a written opinion of Luse Gorman, PC in form and substance reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Parent and the Company, reasonably satisfactory in form and substance to such counsel.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement by the stockholders of the Company:

(a) by mutual consent of Parent and the Company in a written instrument;

(b) by either Parent or the Company if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and non-appealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c) by either Parent or the Company if the Merger shall not have been consummated on or before the date which is twelve (12) months after the date of this Agreement (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur by such date. Notwithstanding the above, either party has the right to extend this Agreement for two (2) additional three (3) month periods after the Termination Date if it believes in good faith that the Requisite Regulatory Approvals are likely to be obtained during any such three-month period;

(d) by either Parent or the Company if the Requisite Company Vote shall not have been obtained at the Company Meeting duly convened therefor or at any adjournment or postponement thereof;

(e) by either Parent or the Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Parent, or Section 7.3, in the case of a termination by the Company, and which is not cured within forty-five (45) days following written notice to the Company (or such fewer days as remain prior to the Termination Date), in the case of a termination by Parent, or Parent, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period; or

(f) by Parent prior to such time as the Requisite Company Vote is obtained, if (i) the Board of Directors of the Company shall have made a Recommendation Change, or (ii) the Company or its Board of Directors has breached its obligations under Section 6.3 or Section 6.11.

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that:

(i) Sections 6.2(b) and this Section 8.2 and Article IX shall survive any termination of this Agreement, and

(ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor the Company shall be relieved or released from any liabilities or damages arising out of its actual and intentional fraud or willful and material breach of any provision of this Agreement occurring prior to termination.

(b) (i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or made known to senior management or the Board of Directors of the Company or has been made directly to its stockholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to the Company and (A) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(c) without the Requisite Company Vote having been obtained (and all other conditions set forth in Section 7.1 and Section 7.3 had been satisfied or were capable of being satisfied at a time prior to such termination), (B) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(d), or (C) thereafter this Agreement is terminated by Parent pursuant to Section 8.1(e) as a result of a willful breach, and (D) prior to the date that is twelve (12) months after the date of such termination, the Company enters into a definitive agreement for, or consummates, a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then the Company shall on the date of consummation of such transaction pay Parent, by wire transfer of same day funds, a fee equal to $3,000,000 (the “Termination Fee”); provided that for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%.”

(ii) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(f), then the Company shall pay Parent, by wire transfer of same day funds, the Termination Fee no later than two (2) business days after such termination.

(c) Notwithstanding anything to the contrary herein, but without limiting the right of Parent to recover liabilities or damages arising out of the Company’s fraud or willful and material breach of any provision of this Agreement, in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(d) Each of Parent and the Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if the Company fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, Parent commences a suit which results in a judgment against the Company for the Termination Fee, the Company shall pay the out-of-pocket costs and expenses of Parent (including out-of-pocket attorneys’ fees and expenses) in connection with such suit. In addition, if the Company fails to pay the amounts payable pursuant to this Section 8.2, then the Company shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in the Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. The amounts payable by the Company pursuant to Section 8.2(b) shall constitute liquidated damages and not a penalty, and, except in the case of fraud or willful and material breach of this Agreement, shall be (together with the amounts specified in this Section 8.2(d)) the sole monetary remedy of Parent in the event of a termination of this Agreement.

ARTICLE IX

GENERAL PROVISIONS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Section 6.8, and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.

9.2 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after receipt of the Requisite Company Vote; provided that after receipt of the Requisite Company Vote, there may not be, without further approval of the Company’s stockholders, any amendment of this Agreement that requires further approval of such stockholders under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of the parties hereto.

9.3 Extension; Waiver. At any time prior to the Effective Time, either of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided that, after approval of this Agreement by the stockholders of the Company, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof that requires further approval of such stockholders under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.4 Expenses. Except as otherwise provided in Section 8.2, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided that the costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger or the Bank Mergers shall be borne equally by the Company and Parent.

9.5 Notices. All notices, requests, instructions or other communications or documents to be given or made hereunder by one party to the other party shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with non-automated confirmation of receipt) if sent at or prior to 5:00 p.m. local time of the recipient, and on the next business day if sent after 5:00 p.m. local time of the recipient (in each case except in the event of any “bounce back” or similar non-transmittal message); or (d) on the day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 9.5):

(a)	if to the Company, to:

Territorial Bancorp Inc.

1003 Bishop Street, Suite 500

Honolulu, Hawaii 96813

Attention: Allan Kitagawa, Chairman, President and CEO;

Vernon Hirata, Vice Chairman, Co-Chief Operating Officer

and Corporate Secretary

Email:   Gwen.Shimabukuro@terriorialsavings.net;

Vernon.Hirata@territorialsavings.net

With a copy (which shall not constitute notice) to:

Luse Gorman PC

5335 Wisconsin Ave., NW

Washington, DC 20015

Attention: Lawrence Spaccasi

Email: lspaccasi@luselaw.com

and

(b)	if to Parent, to:

Hope Bancorp, Inc.

3200 Wilshire Boulevard, Suite 1400

Los Angeles, California 90010

Attention: Kevin S. Kim, Chairman, President and CEO;

Angelee Harris, Executive Vice President and General

Counsel

Email:   kevin.kim@bankofhope.com;

angelee.harris@bankofhope.com;

With a copy (which shall not constitute notice) to:

Greenberg Traurig, LLP

1840 Century Park East, Suite 1900

Los Angeles, California 90067

Attention: Mark Kelson

Email: Mark.Kelson@gtlaw.com

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of the Company means the actual knowledge of any of the officers of the Company listed on Section 9.6 of the Company Disclosure Schedule, including any such knowledge they would have obtained after reasonable inquiry of their direct reports, and the “knowledge” of Parent means the actual knowledge of the officers of Parent listed on Section 9.6 of the Parent Disclosure

Schedule including any such knowledge they would have obtained after reasonable inquiry of their direct reports. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized by law or executive order to be closed, (b) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (d) “made available” means any document or other information that was (i) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (ii) included in the virtual data room of a party prior to the date hereof or (iii) filed by a party with the SEC and publicly available on EDGAR prior to the date hereof, (e) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Merger and (f) “ordinary course” and “ordinary course of business” means the ordinary course of business consistent with past practice of the applicable person. The Company Disclosure Schedule and the Parent Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable law. References to any statute or regulation refer to such statute or regulation, as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under the statute) and references to any section of any statute or regulation include any successor to such section.

9.7 Counterparts. This Agreement may be executed in two or more counterparts (including by electronic means such as DocuSign or a “.pdf” format data file transmitted by e-mail or other means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.8 Entire Agreement. This Agreement (including the documents and the instruments referred to herein), together with the Confidentiality Agreement, constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.9 Governing Law; Jurisdiction.

(a) This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without regard to any applicable conflicts of law, except the Articles of Merger shall be governed by the laws of the State of Maryland and the Delaware Certificate of Merger shall be governed by the laws of the State of Delaware.

(b) Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the State or Federal courts of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the other State or Federal courts of the United States of America sitting in Delaware, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the other State courts or the Federal courts of the United States of America sitting in Delaware, and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts, and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the parties agrees that a final, non-appealable judgment or determination of the courts described in this 9.9(b) shall be conclusive and may be enforced in other jurisdictions and any court of competent jurisdiction by suit on the judgment or in any other manner provided by applicable Law. Each party irrevocably consents to service of process in the manner provided for notices in Section 9.5. Nothing in this Agreement will affect the right of any party to serve process in any other manner permitted by applicable Law.

9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.8, which is intended to benefit each Company Indemnified Party and his or her heirs and representatives, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.14 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 261.2(b) and 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

9.15 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by email delivery of a “.pdf” format data file or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of email delivery of a “.pdf” format data file or other electronic means to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through email delivery of a “.pdf” format data file or other electronic means as a defense to the formation of a contract and each party hereto forever waives any such defense.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Company and Parent have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

PARENT:

HOPE BANCORP, INC.

By:	/s/ Kevin S. Kim
Name: Kevin S. Kim
Title: Chairman, President and CEO

[Signature Page to Agreement and Plan of Merger]

COMPANY:

TERRITORIAL BANCORP INC.

By:	/s/ Allan S. Kitagawa
Name: Allan S. Kitagawa
Title: Chairman, President and CEO

[Signature Page to Agreement and Plan of Merger]

Annex A

List of Directors and Company Insiders Entering into Voting Agreements

•	Allan S. Kitagawa

•	John M. Ohama

•	Kirk W. Caldwell

•	Jennifer Isobe

•	Howard Y. Ikeda

•	Jan M. Sam

•	Vernon Hirata

•	Ralph Y. Nakatsuka

•	Melvin M. Miyamoto

Annex B

Execution Version

FORM OF VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of April 26, 2024, by and among Hope Bancorp, Inc., a Delaware corporation (“Parent”), and each of the persons set forth on Schedule A hereto (each, a “Stockholder,” and collectively, the “Stockholders”). Parent and the Stockholders are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, concurrently with the execution hereof, Parent and Territorial Bancorp Inc., a Maryland corporation (the “Company”), are entering into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which the Company will be merged with and into the Parent (the “Merger”), with the Parent being the surviving corporation;

WHEREAS, as of the date hereof, each Stockholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”), set forth opposite such Stockholder’s name on Schedule A (all such shares of Company Common Stock, together with any shares of Company Common Stock or other voting equity securities of the Company that are hereafter issued to or otherwise directly or indirectly acquired or beneficially owned by such Stockholder prior to the Expiration Time (the “After-Acquired Shares”), being referred to herein as such Stockholder’s “Covered Shares”); and

WHEREAS, as a condition to the willingness of Parent to enter into the Merger Agreement, and as a material inducement and in consideration therefor, each Stockholder has entered into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:

AGREEMENT

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. As used in this Agreement, the following terms have the meanings set forth below:

“Adjustment” means any stock split, reverse stock split, stock dividend (including any dividend or distribution of equity interests convertible into or exchangeable for shares of Company Common Stock), recapitalization, reclassification, combination, exchange of shares or other similar event with respect to the capital stock of the Company.

“Adverse Proposal” means: (i) any Acquisition Proposal; (ii) any change in the present capitalization of the Company or any amendment or other change to the Company Charter or the Company Bylaws; (iii) any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of the Company set forth in the Merger Agreement or of any Stockholder contained in this Agreement; (iv) any other action, proposal or transaction that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, discourage or prevent the consummation of, or otherwise adversely affect, the Merger, the other transactions contemplated hereby or thereby; or (v) any change in the composition (as of the date hereof) of the Board of Directors of the Company.

“Controlled Affiliate” means, with respect to any person, any other person that, directly or indirectly, through one or more intermediaries, controls such person. As used in this definition, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an entity, whether through ownership of voting securities, by contract or otherwise. Ownership of more than fifty percent (50%) of the beneficial interests of an entity shall be conclusive evidence that control exists.

“Transfer” means any direct or indirect (i) sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), voluntarily or involuntarily, or entry into any contract, option or other arrangement or understanding with respect to any sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), of any Covered Shares (excluding, for the avoidance of doubt, any sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer pursuant to this Agreement or the Merger Agreement) or any right, title or interest therein; (ii) (x) deposit of any Covered Shares into a voting trust, (y) entry into a voting agreement with respect to any Covered Shares (other than this Agreement) or (z) grant of any irrevocable or revocable proxy, corporate representative appointment or power of attorney (or other consent or authorization) with respect to any Covered Shares; or (iii) entry into an agreement, arrangement, understanding or commitment (whether or not in writing) to take any of the actions referred to in the foregoing sub-paragraphs (i) or (ii); provided, however, that Transfer shall not include, with respect to any Company RSUs granted to a Stockholder, (a) any transfer for the net settlement of such Company RSUs settled in Covered Shares (to pay any tax withholding obligations) or (b) any transfer for receipt upon settlement of such Company RSUs, and the sale of a sufficient number of Covered Shares acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by the Stockholder as a result of such settlement.

2. No Transfer; No Inconsistent Arrangements.

2.1 Each Stockholder agrees not to Transfer any of such Stockholder’s Covered Shares; provided, however, (i) that such Stockholder may, if such Stockholder is an individual, (a) Transfer any Covered Shares to any members of such Stockholder’s immediate family, or to a trust solely for the benefit of such Stockholder or any member of such Stockholder’s immediate family, (b) Transfer any Covered Shares by will or under the laws of intestacy upon the death of such Stockholder, and (c) make any such other Transfers as Parent may otherwise permit in its sole discretion, subject to any restrictions or conditions imposed by Parent in its sole discretion, but in the case of each of the foregoing clauses (a) and (b), only if all of the representations and warranties of such Stockholder would be true and correct upon such Transfer and the transferees agree in writing, in a form reasonably satisfactory to Parent, to be bound by the obligations set forth herein with respect to such Covered Shares as if they were a Stockholder hereunder, with Parent named as an express third-party beneficiary of such agreements (any such Transfer, a “Permitted Transfer”); and (ii) if any involuntary Transfer of any of such Stockholder’s Covered Shares shall occur (including a sale by such Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, subject to applicable Law, take and hold such Covered Shares subject to all of the restrictions, obligations, liabilities and rights under this Agreement, which shall continue in full force and effect until the Expiration Time. Any action taken in violation of the immediately preceding sentence shall, to the fullest extent permitted by Law, be null and void ab initio.

2.2 Each Stockholder hereby authorizes and instructs the Company to cause the Company’s transfer agent or other registrar to enter stop transfer instructions and implement stop transfer procedures with respect to all of the Covered Shares or other capital stock or any securities convertible into or exercisable or exchangeable for Covered Shares or other capital stock of the Company owned or held (of record or beneficially) by such Stockholder during the term of this Agreement. In the event that a Stockholder intends to undertake a Permitted Transfer during the term of this Agreement of any of the Covered Shares, such Stockholder shall provide prior notice thereof to the Company and Parent and shall authorize the Company to, or authorize the Company to instruct its transfer agent to, (i) lift any stop transfer order in respect of the Covered Shares to be so Transferred in order to effect such Permitted Transfer only upon receipt of certification by Parent and the Company that the written agreement to be entered into by the transferee agreeing to be bound by this Agreement pursuant to Section 2.1 hereof is satisfactory to Parent and (ii) re-enter any stop transfer order in respect of the Covered Shares to be so Transferred upon completion of the Permitted Transfer.

2.3 Each Stockholder shall not, directly or indirectly, take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or have the effect of preventing, impairing or materially delaying such Stockholder from performing any of its obligations under this Agreement or that would, or would reasonably be expected to, have the effect of preventing, impairing or materially delaying, the consummation of the Merger or the other transactions or the performance by the Company of its obligations under the Merger Agreement.

3. Agreement to Vote. Each Stockholder irrevocably and unconditionally agrees that, at every meeting of the Company Stockholders, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the Company Stockholders, such Stockholder shall, in each case, to the fullest extent that such Stockholder’s Covered Shares are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all such Covered Shares to be counted as present thereat for the purpose of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all such Covered Shares (i) in favor of (A) the adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement, and (B) any other matters that would reasonably be expected to facilitate the Merger, including any proposal to adjourn or postpone any meeting of the Company Stockholders to a later date; and (ii) against any Adverse Proposal. Such Stockholder shall retain at all times the right to vote such Stockholder’s Covered Shares in such Stockholder’s sole discretion, and without any other limitation, on any matters other than those expressly set forth in this Section 3 that are at any time or from time to time presented for consideration to the Stockholders generally. For the avoidance of doubt, the foregoing commitments in this Section 3 apply to any Covered Shares held by any trust, limited partnership or other entity directly or indirectly holding Covered Shares over which the applicable Stockholder exercises direct or indirect voting control (if any).

4. Additional Covenants.

4.1 No Solicitation. From the date hereof until the Expiration Time, each Stockholder shall not, and shall cause its Controlled Affiliates not to, and its and their respective officers, agents and other representatives not to, directly or indirectly: (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal; (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal; (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal (other than the parties to the Merger Agreement and their Representatives); (iv) approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, voting or support agreement, or other agreement (whether written or oral, binding or nonbinding) in connection with or relating to any Acquisition Proposal; or (v) become a member of a “group” (as defined in Section 13(d)(3) under the Exchange Act) with respect to any voting securities of the Company for the purpose of opposing, discouraging or competing with or taking any actions inconsistent with the transactions contemplated by this Agreement or the Merger Agreement. Each Stockholder shall, and shall cause its Controlled Affiliates to, and shall cause its and their respective officer, agents and other representatives to, immediately cease and cause to be terminated any existing solicitations of, or discussions or negotiations with, any third party relating to any Acquisition Proposal. For purposes of this Section 4.1, “Acquisition Proposal” shall have the meaning ascribed to such term in the Merger Agreement but shall also include any Transfer of any of such Stockholder’s Covered Shares other than a Permitted Transfer.

4.2 Appraisal Rights. Each Stockholder irrevocably waives and agrees not to exercise any rights of appraisal or rights to dissent from the Merger or the adoption of the Merger Agreement that such Stockholder may have under the Maryland General Corporation Law and shall not permit any such rights of appraisal or rights of dissent to be exercised with respect to any of such Stockholder’s Covered Shares.

4.3 Waiver of Certain Actions. Each Stockholder agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, the Company, any of their respective affiliates or successors or any of their respective directors, managers or officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the consummation of the Merger) or (b) alleging a breach of any duty of the Board of Directors of the Company in connection with the Merger Agreement, this Agreement, the transactions contemplated hereby or thereby.

4.4 Notice of Certain Events. Each Stockholder agrees to notify Parent of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any material breach of any of the representations and warranties of such Stockholder set forth in Section 5. Promptly upon the acquisition of any After-Acquired Shares, such Stockholder shall notify Parent of the number of After-Acquired Shares so acquired; it being understood that any such shares shall be subject to the terms of this Agreement as though owned by such Stockholder on the date hereof and the representation and warranties in Section 5 below shall be true and correct as of the date that such After-Acquired Shares are acquired.

4.5 Documentation and Information. Each Stockholder shall not, and shall cause such Stockholder’s Controlled Affiliates and such Stockholder’s and such Stockholder’s Controlled Affiliates’ respective officers, agents and other representatives not to, make any public announcement or other communication to a third party regarding this Agreement, the Merger Agreement, or the transactions contemplated thereby or hereby without the prior written consent of Parent except in accordance with Section 6.12 of the Merger Agreement. Each Stockholder consents to and authorizes the Company and Parent to publish and disclose in all documents and schedules filed with the SEC or any other Governmental Entity or applicable securities exchange, and any press release or other disclosure document that the Company or Parent reasonably determines to be necessary or advisable in connection with the Merger, the other transactions contemplated by the Merger Agreement or any other transactions contemplated by this Agreement, such Stockholder’s identity and ownership of such Stockholder’s Covered Shares, the existence of this Agreement and the nature of such Stockholder’s commitments and obligations under this Agreement, and such Stockholder acknowledges that the Company and Parent may file this Agreement or a form hereof with the SEC or any other Governmental Entity or securities exchange. Each Stockholder agrees to promptly give Parent any information that is in such Stockholder’s possession that Parent may reasonably request for the preparation of any such disclosure documents, and such Stockholder agrees to promptly notify Parent of any required corrections with respect to any written information supplied by such Stockholder specifically for use in any such disclosure document, if and to the extent that such Stockholder shall become aware that any such information shall have become false or misleading in any material respect.

5. Representations and Warranties of Each Stockholder. Each Stockholder represents and warrants to Parent, as to such Stockholder with respect to such Stockholder’s Covered Shares, on a several basis, that:

5.1 Due Organization; Authority.

(a) If such Stockholder is not an individual, (i) such Stockholder is duly organized, validly existing and in good standing under the Law of its jurisdiction of incorporation or organization, as applicable, (ii) such Stockholder has the requisite power and authority to enter into and to perform its obligations under this Agreement, (iii) the execution and delivery of this Agreement by such Stockholder and the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder, and (iv) no other proceedings on the part of such Stockholder are necessary to authorize the execution, delivery and performance of this Agreement by such Stockholder or to consummate the transactions contemplated hereby. If such Stockholder is an individual, such

Stockholder has the requisite legal capacity, right and authority to execute, deliver and perform such Stockholder’s obligations under this Agreement and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

(c) If such Stockholder is married, and any of such Stockholder’s Covered Shares constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly and validly executed and delivered by such Stockholder’s spouse and, assuming the due authorization, execution and delivery hereof by Parent, constitutes a legal, valid and binding obligation of such Stockholder’s spouse, enforceable against such Stockholder’s spouse in accordance with its terms, except as limited by Laws affecting the enforcement of creditors’ rights generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought.

5.2 Ownership of the Covered Shares; Voting Power. Such Stockholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all of such Stockholder’s Covered Shares and has good and marketable title to all of such Stockholder’s Covered Shares free and clear of any Liens in respect of such Covered Shares, other than those created by this Agreement or those imposed by applicable securities Law (collectively, “Permitted Liens”). The Covered Shares listed on Schedule A opposite such Stockholder’s name constitute all of the shares of capital stock of the Company or any other securities of the Company beneficially owned by such Stockholder as of the date hereof. As of the date hereof, such Stockholder has not entered into any agreement to Transfer any such Covered Shares. Such Stockholder has full voting power with respect to all of such Stockholder’s Covered Shares, and full power of disposition with respect to such Covered Shares, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all such Stockholder’s Covered Shares. None of such Stockholder’s Covered Shares are subject to any stockholders’ agreement, proxy, voting trust or other agreement, arrangement or Lien with respect to the voting of such Covered Shares, except as expressly provided herein (including Permitted Liens).

5.3 Non-Contravention; Consents. Neither the execution and delivery of this Agreement by such Stockholder (or if applicable, such Stockholder’s spouse) nor the consummation of the transactions contemplated hereby nor compliance by such Stockholder (or if applicable, such Stockholder’s spouse) with any provisions herein will (a) if such Stockholder is not an individual, violate, contravene or conflict with or result in any breach of any provision of the certificate of incorporation or bylaws or equivalent organizational documents of such Stockholder, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of such Stockholder (or if applicable, such Stockholder’s spouse), except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other securities laws and the rules and regulations promulgated thereunder, (c) violate, conflict with, or result in a breach of or default under any provisions of, or require any consent, waiver or approval under any of the terms, conditions or provisions of, any Contract to which such Stockholder (or if applicable, such Stockholder’s spouse) is a party or by which such Stockholder (or if applicable, such Stockholder’s spouse) or any of such Stockholder’s Covered Shares may be bound, (d) result in the creation or imposition of any Lien (other than any Permitted Liens or Lien created by Parent) on any of such Stockholder’s Covered Shares or (e) violate any Law applicable to such Stockholder (or if applicable, such Stockholder’s spouse) or by which any of such Stockholder’s Covered Shares are bound, except, in the case of each of clauses (c), (d) and (e), as would not, individually or in the aggregate, reasonably be expected to prevent, impair or delay the consummation by such Stockholder of the transactions contemplated by this Agreement or otherwise prevent, impair or delay such Stockholder’s ability to perform such Stockholder’s obligations hereunder.

5.4 No Legal Proceedings. There are no legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature pending against or, to the knowledge of such Stockholder, threatened against or affecting such Stockholder or any of such Stockholder’s properties or assets (including any of such Stockholder’s Covered Shares) that would, individually or in the aggregate, reasonably be expected to prevent, impair or delay the consummation by such Stockholder of the transactions contemplated by this Agreement or otherwise prevent, impair or delay such Stockholder’s ability to perform its obligations hereunder.

5.5 Opportunity to Review; Reliance. Such Stockholder has had the opportunity to review the Merger Agreement and this Agreement with counsel of such Stockholder’s own choosing. Such Stockholder understands and acknowledges that Parent and the Company are entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

6. Termination. Unless earlier terminated by the written consent of Parent (in its sole and absolute discretion), this Agreement shall terminate automatically and shall have no further force or effect as of the earliest to occur of the following (the “Expiration Time”): (a) the Effective Time; (b) the date and time that the Merger Agreement is validly terminated in accordance with the terms and provisions thereof; or (c) upon the entry by the Company without the prior written consent of such Stockholder into any amendment, waiver or modification to the Merger Agreement that results in (i) a change to the form of consideration to be paid thereunder or (ii) a decrease in the Merger Consideration; provided, however, that the transfer restrictions in Section 2 shall be automatically terminated upon the receipt of the Requisite Company Vote. Upon termination of this Agreement, no Party shall have any further obligations or liabilities under this Agreement; provided, however, that (x) nothing set forth in this Section 6 shall relieve any Party from liability for fraud or any intentional breach of this Agreement prior to termination hereof and (y) the provisions of Section 7 shall survive any termination of this Agreement.

7. Miscellaneous.

7.1 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

7.2 Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

7.3 Amendment and Modification; Waiver. Any provision of this Agreement may be amended, modified, supplemented or waived if, but only if, such amendment, modification, supplement or waiver is in writing and is signed, in the case of an amendment, modification or supplement by each Party or, in the case of a waiver, by each Party against whom the waiver is to be effective. No failure or delay by any Party to assert any of its rights under this Agreement or otherwise shall constitute a waiver of such rights.

7.4 Enforcement Remedies.

(a) Except as otherwise expressly provided herein, any remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. It is agreed that prior to the valid termination of this Agreement pursuant to Section 6, each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and to any further equitable relief. The Parties hereby waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive relief and, in any action for specific performance, the defense of adequacy of a remedy at Law.

7.5 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given in the manner described in Section 9.5 of the Merger Agreement, addressed as follows: (i) if to Parent, to the email addresses set forth in Section 9.5 of the Merger Agreement, and (ii) if to a Stockholder, to such Stockholder’s email address set forth on a signature page hereto, or to such other email address as such Party may hereafter specify for the purpose by notice to each other Party.

7.6 Governing Law; Jurisdiction.

(a) This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or otherwise) that would cause the application of the Laws of any other jurisdiction.

(b) Each of the Parties hereby irrevocably and unconditionally submits, for such Party and such Party’s property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, (iii) waives, to the fullest extent such Party may legally and effectively do so, any objection that such Party may now or hereafter have to the laying of venue of any such action or proceeding in such courts, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 7.6(b) in the manner provided for notices in Section 7.6(b). Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by applicable Law.

7.7 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN

THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) SUCH PARTY MAKES SUCH WAIVERS VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.7.

7.8 Release. Except for any rights or obligations under this Agreement, the Merger Agreement or in connection with an employment or consultant relationship with the Company, effective as of the Effective Time, such Stockholder, on behalf of such Stockholder and each of such Stockholder’s Subsidiaries (other than the Company and the Company Subsidiaries) and controlled affiliates, and each of their respective current and former officers, directors, employees, shareholders, partners, members, advisors, successors and assigns (collectively, the “Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges Parent, the Company, each of the Company Subsidiaries and each of their respective current and former officers, directors, employees, shareholders, partners, managers, members, advisors, successors and assigns (collectively, the “Released Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity (whether based upon contract, tort or otherwise) which the Releasing Parties may have against any of the Released Parties (collectively, the “Released Claims”) in respect of (i) the ownership of the Covered Shares or as an equity holder of the Company or the Company Subsidiaries, and (ii) any operations of the Company and the Company Subsidiaries prior to the Effective Time. The Releasing Parties hereby irrevocably covenant to refrain from, directly or indirectly, asserting any Released Claim against any Released Party.

7.9 Entire Agreement; Third Party Beneficiaries.

(a) This Agreement, together with the Merger Agreement (together with the Exhibits, Company Disclosure Schedule and the other documents delivered pursuant thereto) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Nothing in this Agreement, express or implied, is intended to confer upon any person (other than the Parties) any rights or remedies hereunder.

7.10 Counterparts. This Agreement may be executed in multiple counterparts (including by an electronic signature, electronic scan or electronic transmission in portable document format (.pdf), including (but not limited to) DocuSign, delivered by electronic mail), each of which will be deemed an original but all of which together will be considered one and the same agreement and will become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.

7.11 Mutual Drafting; Interpretation.

(a) Each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of extensive negotiations between the Parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision.

(b) Headings of the articles and sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretative effect whatsoever. Except as otherwise indicated, all references in this Agreement to “Sections,” are intended to refer to Sections of this Agreement. The schedule attached to this Agreement constitutes a part of this Agreement and is incorporated in this Agreement for all purposes.

(c) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. The words “include,” “includes” or “including” mean “including without limitation,” and the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms refer to this Agreement as a whole and not any particular section in which such words appear. The words “shall” and “will” have the same meaning. The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” All references in this Agreement to “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive, and shall be interpreted as “and/or”. The term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

7.12 Capacity as Stockholder. No person executing this Agreement who is or becomes an officer or director of the Company makes any agreement or understanding herein in his or her capacity as such officer or director. Each Stockholder signs solely in his, her or its capacity as the record and beneficial owner of such Stockholder’s Covered Shares. Nothing herein shall limit or affect any omissions or actions taken by a Stockholder or any officer, director, employee, affiliate or Representative of a Stockholder solely in his or her capacity as an officer or director of the Company (including, for the avoidance of doubt, exercising his or her fiduciary duties).

7.13 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense. For avoidance of doubt, nothing in this Section 7.13 shall be interpreted as in any way limiting Parent’s right to the Termination Fee in circumstances in which Parent is entitled to receive the Termination Fee pursuant to the Merger Agreement.

7.14 Further Assurances. Each Stockholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use such Stockholder’s reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law, to perform such Stockholder’s obligations under this Agreement.

7.15 Stockholder Obligations Several and Not Joint. Except if a Stockholder is an affiliate of another Stockholder, the obligations of each Stockholder under this Agreement shall be several and not joint, and no Stockholder shall be liable for any breach of the terms of this Agreement by any other Stockholder.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

HOPE BANCORP, INC.

By:
Name:
Title:

KIRK W. CALDWELL	HOWARD Y. IKEDA

By:	By:
Name:	Name:
E-mail:	E-mail:

JENNIFER ISOBE	ALLAN S. KITAGAWA

By:	By:
Name:	Name:
E-mail:	E-mail:

JOHN M. OHAMA	JAN M. SAM

By:	By:
Name:	Name:
E-mail:	E-mail:

VERNON HIRATA	MELVIN M. MIYAMOTO

By:	By:
Name:	Name:
E-mail:	E-mail:

RALPH Y. NAKATSUKA

By:
Name:
E-mail:

Annex C

April 26, 2024

The Board of Directors

Territorial Bancorp Inc.

Pauahi Tower, Suite 500

1003 Bishop Street

Honolulu, HI 96813

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. (“KBW” or “we”) as investment bankers as to the fairness, from a financial point of view, to the common stockholders of Territorial Bancorp Inc. (“Territorial”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of Territorial with and into Hope Bancorp, Inc. (“Hope”), pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between Territorial and Hope. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of Hope, Territorial or any stockholder of Territorial, each share of common stock, par value $0.01 per share, of Territorial (“Territorial Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Territorial Common Stock that are owned by Territorial as treasury stock or owned by Territorial or Hope (except for shares of Territorial Common Stock (i) held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by Territorial or Hope in respect of debts previously contracted)) shall be converted into the right to receive 0.8048 of a share of common stock, par value $0.001 per share, of Hope (“Hope Common Stock”). The ratio of 0.8048 of a share of Hope Common Stock for one share of Territorial Common Stock is referred to herein as the “Exchange Ratio.” The terms and conditions of the Merger are more fully set forth in the Agreement.

The Agreement further provides that, following the Merger or at such later time as Hope may determine, Territorial Savings Bank, a wholly-owned subsidiary of Territorial, will merge with and into Bank of Hope, a wholly-owned subsidiary of Hope, pursuant to a separate agreement and plan of merger (the “Bank Merger”).

KBW has acted as financial advisor to Territorial and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. We and our affiliates, in the ordinary course of our and their broker-dealer businesses (and further to existing sales and trading relationships between Territorial and KBW broker-dealer affiliates), may from time to time purchase securities from, and sell securities to, Territorial and Hope. In addition, as a market maker in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Territorial or Hope for our and their own respective accounts and for the accounts of our and their

Keefe, Bruyette & Woods, A Stifel Company

787 Seventh Avenue ● New York, New York 10019

212.887.7777 ● www.kbw.com

The Board of Directors – Territorial Bancorp Inc.

April 26, 2024

respective customers and clients. KBW employees may also from time to time maintain individual positions in Territorial. As Territorial has previously been informed by KBW, such positions currently include an individual position in shares of Territorial Common Stock held by a senior member of the KBW advisory team providing services to Territorial in connection with the proposed Merger. We have acted exclusively for the board of directors of Territorial (the “Board”) in rendering this opinion and will receive a fee from Territorial for our services. A portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. In addition, Territorial has agreed to indemnify us for certain liabilities arising out of our engagement.

Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking or financial advisory services to Territorial. In the past two years, KBW has not provided investment banking or financial advisory services to Hope. We may in the future provide investment banking and financial advisory services to Territorial or Hope and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Territorial and Hope and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated April 25, 2024 (the most recent draft made available to us); (ii) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2023 of Territorial; (iii) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2023 of Hope; (iv) certain regulatory filings of Territorial and Hope and their respective subsidiaries, including as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2023; (v) certain other interim reports and other communications of Territorial and Hope to their respective stockholders; and (vi) other financial information concerning the businesses and operations of Territorial and Hope furnished to us by Territorial and Hope or that we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Territorial and Hope; (ii) the assets and liabilities of Territorial and Hope; (iii) a comparison of certain financial and stock market information for Territorial and Hope with similar information for certain other companies the securities of which are publicly traded; (iv) financial and operating forecasts and projections of Territorial that were prepared by Territorial management, provided to and discussed with us by such management, and used and relied upon by us at the direction of such management and with the consent of the Board; (v) publicly available consensus “street estimates” of Hope, as well as assumed long-term Hope growth rates provided to us by Hope management, all of which information was discussed with us by Hope management and used and relied upon by us based on such discussions, at the direction of Territorial management and with the consent of the Board; and (vi) estimates regarding certain pro forma financial effects of the Merger on Hope (including, without limitation, the cost savings expected to result or be derived from the Merger) that were prepared by Hope management, provided to and discussed with us by such management and used and relied upon by us based on such discussions, at the direction of Territorial management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. We have also participated in discussions held by the managements of Territorial and Hope regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have considered the results of the efforts undertaken

Keefe, Bruyette & Woods, A Stifel Company

787 Seventh Avenue ● New York, New York 10019

212.887.7777 ● www.kbw.com

The Board of Directors – Territorial Bancorp Inc.

April 26, 2024

by Territorial, with our assistance, to solicit indications of interest from third parties regarding a potential transaction with Territorial.

In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to or discussed with us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of Territorial as to the reasonableness and achievability of the financial and operating forecasts and projections of Territorial referred to above (and the assumptions and bases therefor), and we have assumed that such forecasts and projections represent the best currently available estimates and judgments of such management and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such management. We have further relied, with the consent of Territorial, upon Hope management as to the reasonableness and achievability of the publicly available consensus “street estimates” of Hope, the assumed long-term Hope growth rates, and the estimates regarding certain pro forma financial effects of the Merger on Hope (including, without limitation, the cost savings expected to result or be derived from the Merger), all as referred to above (and the assumptions and bases for all such information), and we have assumed that all such information represents, or in the case of the Hope “street estimates” referred to above that such estimates are consistent with, the best currently available estimates and judgments of Hope management and that the forecasts, projections and estimates reflected in such information will be realized in the amounts and in the time periods currently estimated.

It is understood that the portion of the foregoing financial information of Territorial and Hope that was provided to us was not prepared with the expectation of public disclosure and that all of the foregoing financial information, including the publicly available consensus “street estimates” of Hope referred to above, is based on numerous variables and assumptions that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions and, in particular, the widespread disruption, extraordinary uncertainty and unusual volatility arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions) and, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of Territorial and Hope and with the consent of the Board, that all such information provides a reasonable basis upon which we can form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof. We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Territorial or Hope since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for each of Territorial and Hope are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Territorial or Hope, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Territorial or Hope under any state or federal laws,

Keefe, Bruyette & Woods, A Stifel Company

787 Seventh Avenue ● New York, New York 10019

212.887.7777 ● www.kbw.com

The Board of Directors – Territorial Bancorp Inc.

April 26, 2024

including those relating to bankruptcy, insolvency or other matters. We have made note of the classification by each of Territorial and Hope of its loans and owned securities as either held to maturity or held for investment, on the one hand, or held for sale or available for sale, on the other hand, and have also reviewed reported fair value marks-to-market and other reported valuation information, if any, relating to such loans or owned securities contained in the respective financial statements of Territorial and Hope, but we express no view as to any such matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Such estimates are inherently subject to uncertainty and should not be taken as our view of the actual value of any companies or assets.

We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transactions (including, without limitation, the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed by us and referred to above), with no adjustments to the Exchange Ratio and with no other consideration or payments in respect of Territorial Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions and that all conditions to the completion of the Merger and any related transactions will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transactions, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Territorial, Hope or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Territorial that Territorial has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Territorial, Hope, the Merger and any related transaction, and the Agreement. KBW has not provided advice with respect to any such matters.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, of the Exchange Ratio in the Merger to the holders of Territorial Common Stock. We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transactions (including the Bank Merger and the actions relating to The Territorial Savings Bank Amended and Restated Employee Stock Ownership Plan to be taken in connection with the Merger), including without limitation, the form or structure of the Merger or any such related transaction, any consequences of the Merger or any such related transaction to Territorial, its stockholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, retention, voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. There is currently significant volatility in the stock and other financial markets arising from global tensions and political unrest, economic uncertainty, inflation, rising interest rates, the

Keefe, Bruyette & Woods, A Stifel Company

787 Seventh Avenue ● New York, New York 10019

212.887.7777 ● www.kbw.com

The Board of Directors – Territorial Bancorp Inc.

April 26, 2024

COVID-19 pandemic and, in the case of the banking industry, recent actual or threatened regional bank failures, including the effect of evolving governmental interventions and non-interventions. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Territorial to engage in the Merger or enter into the Agreement; (ii) the relative merits of the Merger as compared to any strategic alternatives that are, have been or may be available to or contemplated by Territorial or the Board; (iii) the fairness of the amount or nature of any compensation to any of Territorial’s officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Territorial Common Stock; (iv) the effect of the Merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Territorial (other than the holders of Territorial Common Stock, solely with respect to the Exchange Ratio as described herein and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of Hope or any other party to any transaction contemplated by the Agreement; (v) the actual value of Hope Common Stock to be issued in the Merger; (vi) the prices, trading range or volume at which Territorial Common Stock or Hope Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which Hope Common Stock will trade following the consummation of the Merger; (vii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement; or (viii) any legal, regulatory, accounting, tax or similar matters relating to Territorial, Hope, their respective stockholders, or relating to or arising out of or as a consequence of the Merger or any related transactions (including the Bank Merger), including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.

This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of Territorial Common Stock or any stockholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such stockholder should enter into a voting, stockholders’, or affiliates’ agreement with respect to the Merger or exercise any dissenters’ or appraisal rights that may be available to such stockholder.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of Territorial Common Stock.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, A Stifel Company

787 Seventh Avenue ● New York, New York 10019

212.887.7777 ● www.kbw.com

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Hope Bancorp, Inc. (“Hope”) is a Delaware corporation and its officers and directors are and will be indemnified pursuant to the below provisions of Delaware law, the second amended and restated certificate of incorporation of Hope (the “Certificate of Incorporation”) and the amended and restated bylaws of Hope (the “Bylaws”) against certain liabilities.

Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”) permits a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such a provision may not eliminate or limit the liability of (i) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director under Section 174 of the DGCL regarding liability for unlawful dividends or stock repurchases and redemptions, (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit or (v) an officer in any action by or in the right of the corporation. Hope’s Certificate of Incorporation provides that its directors and officers shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer to the fullest extent permitted by Delaware law, as it may be amended and supplemented from time to time.

Section 145(a) of the DGCL provides, in general, that a corporation will have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, because the person is or was a director or directors of the corporation. Such indemnity may be against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation will have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought will determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses that the Court of Chancery or such other court will deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation will have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

Hope’s Certificate of Incorporation provides that it shall indemnify each of its officers and directors to the fullest extent permitted by Section 145 of the DGCL, and Hope’s Bylaws provides for similar indemnification.

The directors and officers of Hope are also covered by policies of insurance under which they are insured, within limits and subject to limitations, against certain expenses not indemnifiable by Hope in connection with the defense of actions, suits or proceedings, and certain liabilities not indemnifiable by Hope that might be imposed as a result of such actions, suits or proceedings, in which they are parties by reason of being or having been directors or officers.

Item 21. Exhibits and Financial Statement Schedules

Exhibit Number	Description

2.1#	Agreement and Plan of Merger, dated as of April 26, 2024, by and between Hope Bancorp, Inc. and Territorial Bancorp Inc. (included as Annex A to the proxy statement/prospectus contained in this registration statement)

3.1	Second Amended and Restated Certificate of Incorporation of Hope Bancorp, Inc. (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed with the SEC on May 29, 2024)

3.2	Amended and Restated Bylaws of Hope Bancorp, Inc. (incorporated herein by reference to Exhibit 3.2 to the Current Report on Form 8-K, filed with the SEC on May 29, 2024)

5.1	Opinion of Greenberg Traurig, LLP

8.1	Opinion of Greenberg Traurig, LLP, regarding certain tax matters

8.2	Opinion of Luse Gorman, PC, regarding certain tax matters

21.1	Subsidiary of the Registrant (incorporated by reference to the Annual Report on Form 10-K, Exhibit 21.1, for the year ended December 31, 2023, filed with the SEC on February 28, 2024)

23.1	Consent of Crowe LLP

23.2	Consent of Moss Adams LLP

23.3	Consents of Greenberg Traurig, LLP (included in Exhibits 5.1 and 8.1)

23.4	Consent of Luse Gorman, PC (included in Exhibit 8.2)

24.1	Power of Attorney (contained on the signature page of this registration statement)

99.1	Consent of Keefe, Bruyette & Woods, Inc.

99.2	Form of Proxy Card of Territorial Bancorp Inc.

107*	Filing Fee Table

*	Previously filed.
#

Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Hope Bancorp hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC; provided, that Hope Bancorp may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act for any schedules so furnished.

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(1)

To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned registrant undertakes that in a primary offering of securities of the registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the registrant or used or referred to by the registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the registrant or its securities provided by or on behalf of the registrant; and (iv) any other communication that is an offer in the offering made by the registrant to the purchaser.

(6)

That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)

That every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for the purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(9)

To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(10)

To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in, this registration statement when it became effective.

(11)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on August 16, 2024.

HOPE BANCORP, INC.

By:	/s/ Kevin S. Kim
Kevin S. Kim
Chairman, President and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY AND SIGNATURES

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kevin S. Kim as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on August 16, 2024.

/s/ Kevin S. Kim	/s/ Julianna Balicka
Kevin S. Kim Chairman, President and Chief Executive Officer (Principal Executive Officer)	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ Donald Byun	/s/ William J. Lewis
Donald Byun, Director	William J. Lewis, Director

/s/ Jinho Doo	/s/ David P. Malone
Jinho Doo, Director	David P. Malone, Director

/s/ Daisy Y. Ha	/s/ Lisa K. Pai
Daisy Y. Ha, Director	Lisa K. Pai, Director

/s/ Joon Kyung Kim	/s/ Scott Yoon-Suk Whang
Joon Kyung Kim, Director	Scott Yoon-Suk Whang, Director

/s/ Steven S. Koh	/s/ Dale S. Zuehls
Steven S. Koh, Director	Dale S. Zuehls, Director

/s/ Rachel H. Lee
Rachel H. Lee, Director